

FORM 6-K


SEC MAIL
RECEIVED
PROCESSING
APR 12 2007
WASH. D.C.
209
SECTION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2007

CLP Holdings Limited
(Registrant's name in English)

147 Argyle Street
Kowloon, Hong Kong
(Address of Registrant's principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _X_ Form 40-F ____

Indicate by check mark whether the Registrant by furnishing this information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No _X_

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_______

Registrant hereby incorporates by reference in the report on Form 6-K the following Exhibit:

Exhibit

CLP Holdings 2006 Annual Report, supplemented by the 2006 Social and Environmental Report, together with the Notice of Annual General Meeting, which were despatched to shareholders as a package on 30 March 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

For and on behalf of
CLP HOLDINGS LIMITED

By: ____________________
Name: April Chan
Title: Company Secretary

Date: 11 April 2007

中電控股有限公司
CLP Holdings Limited
(incorporated in Hong Kong with limited liability)
(stock code no.: 002)

For and on behalf of
CLP Holdings Limited
中電控股有限公司

April Chan
Company Secretary

CLP 中電

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the ninth Annual General Meeting of Shareholders of CLP Holdings Limited 中電控股有限公司 (the Company) will be held at Jockey Club Auditorium, The Hong Kong Polytechnic University, Hung Hom, Kowloon, Hong Kong on Tuesday, 24 April 2007, at 11:00 a.m. for the following purposes:

(1) To receive and consider the audited Financial Statements and the Reports of the Directors and Auditors for the year ended 31 December 2006.

(2) To declare a final dividend and a special final dividend.

(3) To elect Directors.

(4) To re-appoint Auditors and authorise Directors to fix Auditors' remuneration.

As special business to consider and, if thought fit, pass with or without modification the following Resolutions as Ordinary Resolutions:

(5) "That the remuneration payable to the Non-executive Directors including Independent Non-executive Directors who serve on the Board and the following Board Committees of the Company be fixed at the levels as shown in the following table for each financial year until the Company in General Meeting otherwise determines; such remuneration to take effect from 25 April 2007 and be payable to Directors on a pro rata basis for the financial year ending 31 December 2007.

	HK$
Board	
Chairman	430,000
Vice Chairman	340,000
Non-executive Director	310,000
Nomination Committee	
Chairman	14,000
Member	10,000
Audit Committee	
Chairman	220,000
Member	160,000
Finance & General Committee	
Chairman	215,000
Member	155,000
Human Resources & Remuneration Committee	
Chairman	40,000
Member	30,000

HK$

Regulatory Affairs Committee	
Chairman	20,000
Member	15,000
Provident & Retirement Fund Committee	
Chairman	14,000
Member	10,000
Social, Environmental & Ethics Committee	
Chairman	45,000
Member	35,000
China Committee	
Chairman	60,000
Member	45,000"

(6) "That:

(a) subject to paragraph (c), a general mandate be and is hereby unconditionally granted to the Directors of the Company to exercise during the Relevant Period all the powers of the Company to allot, issue and dispose of additional shares in the Company and to make or grant offers, agreements, options or warrants which would or might require the exercise of such powers;

(b) the mandate in paragraph (a) shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which would or might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal value of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the mandate in paragraph (a), otherwise than pursuant to (i) a Rights Issue, or (ii) any option scheme or similar arrangement for the time being adopted for the grant or issue to the officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company or (iii) any scrip dividend or similar arrangement pursuant to the Articles of Association of the Company from time to time, shall not exceed five per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of this Resolution and the said mandate shall be limited accordingly;

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; or

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to holders of shares of the Company or any class thereof on the register on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

(7) That:

(a) a general mandate be and is hereby unconditionally given to the Directors of the Company to exercise during the Relevant Period all the powers of the Company to purchase or otherwise acquire shares of HK$5.00 each in the capital of the Company in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, provided that the aggregate nominal amount of shares so purchased or otherwise acquired shall not exceed ten per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of this Resolution.

(b) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; or

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting."

(8) "That, conditional upon the passing of Resolutions (6) and (7) set out in the Notice convening this Meeting, the aggregate nominal amount of the shares which are purchased or otherwise acquired by the Company pursuant to Resolution (7) shall be added to the aggregate nominal amount of the shares which may be issued pursuant to Resolution (6)."

By Order of the Board
April Chan
Company Secretary

Hong Kong, 30 March 2007

Proxy Information

1. A Shareholder entitled to attend and vote at the Annual General Meeting to be held on 24 April 2007 (the AGM) convened by the Notice of AGM (the Notice) is entitled to appoint not more than two proxies to attend and vote in his/her stead. The proxy need not be a Shareholder of the Company.

2. Proxy forms for use at the AGM will be sent to Shareholders together with the 2006 Annual Report on 30 March 2007. The proxy form will be published on the website of The Stock Exchange of Hong Kong (the Exchange) and can also be downloaded from the CLP website: www.clpgroup.com. In order to be valid, proxy forms must be completed, signed and deposited at the Company's Registrars, Computershare Hong Kong Investor Services Limited, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not less than 48 hours before the time for holding the AGM.

Dividends

3. The Board has recommended a final dividend and a special final dividend of HK$0.89 per share and HK$0.02 per share respectively. The final dividend and special final dividend are subject to Shareholders' approval at the AGM. The special final dividend represents the distribution of the profit arising from the Hok Un redevelopment in Hong Kong.

4. The Register of Shareholders will be closed from 16 April 2007 to 24 April 2007, both days inclusive, during which period the registration of transfers of shares will be suspended. To rank for the final dividend and special final dividend, all transfers should be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, for registration not later than 4:30 p.m. on 13 April 2007.

Directors

5. As at the date of the Notice, Directors of the Company are:

Non-executive Directors:	The Hon. Sir Michael Kadoorie, Mr. W. E. Mocatta, Mr. J. S. Dickson Leach, Mr. R. J. McAulay, Mr. J. A. H. Leigh, Mr. R. Bischof, Mr. I. D. Boyce, Mr. P. C. Tan (Mr. Bradley W. Corson as his alternate), Mr. Jason Whittle and Dr. Y. B. Lee.
Independent Non-executive Directors:	The Hon. Sir S. Y. Chung, Dr. William K. Fung, Mr. V. F. Moore, Mr. Hansen C. H. Loh, Mr. Paul M. L. Kan, Professor Judy Tsui, Sir Rod Eddington and Mr. Peter T. C. Lee
Executive Directors:	Mr. Andrew Brandler, Mr. Peter P. W. Tse and Mr. Peter W. Greenwood

6. In relation to agenda item No. (3) in the Notice regarding election of Directors, Mr. Jason Whittle, Mr. Peter T. C. Lee and Mr. Peter W. Greenwood, who were newly appointed by the Board, retire at the AGM in accordance with Article 109 of the Company's Articles of Association and, being eligible, offer themselves for election by Shareholders. Mr. V. F. Moore, Mr. R. Bischof, Mr. Hansen Loh, Mr. W. E. Mocatta, Mr. Peter P. W. Tse and Mr. Andrew Brandler also retire at the AGM by rotation pursuant to Article 103 of the Company's Articles of Association and, being eligible, offer themselves for re-election. The election and re-election of these retiring Directors will be individually voted on by Shareholders.

7. With the exceptions of Mr. Peter T. C. Lee and Mr. Peter W. Greenwood who were appointed to the Board of the Company on 1 March 2007, the qualifications, previous experience and length of service with the Company of all the Directors who stand for election and re-election at the AGM are set out in the "Board of Directors and Senior Management" section on pages 100 and 101 of CLP Holdings' 2006 Annual Report which accompanies this Notice.

8. With the exceptions of Mr. Peter T. C. Lee, Mr. Peter W. Greenwood, Mr. V. F. Moore and Mr. Hansen Loh, all the other Directors who stand for re-election at the AGM have interests in the shares of the Company. Such Directors' interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance are set out in the "Directors' Report" on pages 128 and 129 in CLP Holdings' 2006 Annual Report and remain unchanged as at 16 March 2007, being the latest practicable date prior to the printing of the Notice (latest practicable date).

9. With the exceptions of Mr. Peter T. C. Lee and Mr. Peter W. Greenwood who were appointed to the Board of the Company on 1 March 2007, the amount of emoluments paid for the year ended 31 December 2006 to each of the Directors who stand for election and re-election at the AGM together with the basis of determining such emoluments are set out in the "Remuneration Report" on pages 119 to 123 in CLP Holdings' 2006 Annual Report.

10. As an Independent Non-executive Director, Mr. Peter T. C. Lee is entitled to receive a fee of HK$200,000 per annum (which will be increased to HK$310,000 per annum subject to shareholders' approval of Resolution (5) in this Notice). As an Executive Director, Mr. Peter W. Greenwood will receive a base compensation of HK$4.6 million per annum and is entitled to a performance bonus, the level of which is set by the Human Resources & Remuneration Committee having regard to the performance of the CLP Group and the individual concerned.

11. Other biographical details of each of the Directors who stand for election and re-election at the AGM, as required by rule 13.51(2) of the Rules Governing the Listing of Securities on the Exchange (the Listing Rules) as at the latest practicable date, are set out below to enable Shareholders to make an informed decision on their election and re-election. Save for the information set out in this paragraph 11 and in paragraphs 6 to 10 above, there is no information to be disclosed pursuant to any of the requirements of the provisions under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Listing Rules nor are there other matters that need to be brought to the attention of Shareholders in respect of the Directors who stand for election and re-election at the AGM.

11.1 Mr. Jason Holroyd Whittle (aged 39)

Mr. Jason Whittle is a Non-executive Director and a substantial shareholder of the Company. He was appointed to the Board on 9 May 2006. He is a Member of the Finance & General Committee, Regulatory Affairs Committee and Social, Environmental & Ethics Committee of the CLP Holdings Board. He is also a Director of CLP Australia Holdings Pty Ltd and CLP Research Institute Ltd., the wholly-owned subsidiaries of the Company. In the past three years and as at the latest practicable date, Mr. Whittle has not served as a director of any other listed public companies. He is a Director of Sir Elly Kadoorie & Sons Ltd. overseeing a number of the Kadoorie Family's interests in Hong Kong and overseas. He is also the son-in-law of Mr. R. J. McAulay.

11.2 Mr. Lee Ting Chang Peter (aged 53)

Mr. Lee is an Independent Non-executive Director of the Company appointed on 1 March 2007. Mr. Lee holds a Bachelor of Science Degree in Civil Engineering from the University of Manchester, United Kingdom. He is also a qualified solicitor of the Supreme Court of England and Wales.

In the past three years and as at the latest practicable date, Mr. Lee has served as the Chairman of Hysan Development Company Limited and a Non-executive Director of Cathay Pacific Airways Limited, Hang Seng Bank Limited, SCMP Group Limited and Maersk China Limited. Mr. Lee is also Vice President of the Real Estate Developers Association of Hong Kong, Council Member of Asia Business Council, Council Member of the Employers' Federation of Hong Kong, Advisory Board Member of The Salvation Army Hong Kong, International Council member of INSEAD, the Governor of Lee Hysan Foundation and a non-official Justice of the Peace.

He has submitted to the Exchange a written confirmation concerning his independence. The Board, therefore, considers him to be independent and believes that he should be elected. He has no financial or family relationships with any other Directors, Senior Management or substantial or controlling shareholders of the Company.

11.3 Mr. Peter William Greenwood (aged 50)

Mr. Greenwood is an Executive Director of the Company appointed on 1 March 2007 and a Member of the Finance & General Committee and the Social, Environmental & Ethics Committee of the CLP Holdings Board. He holds an MA degree in law from the University of Cambridge and a diploma in German law and legal system from the University of Tuebingen and the Justice Ministry of North Rhine-Westphalia. In 2006, he completed full-time study for an MA degree in War Studies from King's College, London University. He is a Fellow of The Institute of Chartered Secretaries in England and a Fellow of The Hong Kong Institute of Chartered Secretaries. Mr. Greenwood is a solicitor in England and Wales and in Hong Kong, as well as being qualified as an avocat in France.

Before joining the CLP Group in 1995, he was a Senior Commercial Lawyer with the Provisional Airport Authority, Hong Kong, and prior to that was in private practice as a solicitor with leading corporate law firms in London, Hamburg, Hong Kong and Paris. Prior to stepping down in 2005, Mr. Greenwood was an Executive Director (since 2001), the Company Secretary and Corporate Counsel (since 1996) of CLP Holdings. As such he was responsible for the CLP Group's corporate secretarial and legal affairs, including advising the Chairman and Board on corporate governance issues and compliance. With effect from 1 March 2007 Mr. Greenwood became the Executive Director – Strategy of the Company, reporting to the Chief Executive Officer. His principal focus is to work on matters of a strategic nature impacting the overall direction of the CLP Group. He has no financial or family relationships with any other Directors, Senior Management or substantial or controlling shareholders of the Company.

11.4 Mr. Vernon Francis Moore (aged 60)

Mr. Moore is an Independent Non-executive Director of the Company, the Chairman of the Audit Committee and a Member of the Finance & General Committee, Human Resources & Remuneration Committee and Regulatory Affairs Committee of the CLP Holdings Board. Mr. Moore was first appointed to the Board in 1997 and has, therefore, served for more than nine years. He has submitted to the Exchange a written confirmation concerning his independence. Mr. Moore has also given an annual confirmation of his independence to the Company. The Board, therefore, considers him to be independent and believes that he should be re-elected, in particular because of his experience and contribution to the Board. In the past three years and as at the latest practicable date, Mr. Moore has served as an Executive Director of CITIC Pacific Ltd. and a Non-executive Director of Cathay Pacific Airways Ltd. He has no financial or family relationships with any other Directors, Senior Management or substantial or controlling shareholders of the Company.

11.5 Mr. Rudolf Bischof (aged 65)

Mr. Bischof is a Non-executive Director of the Company and a Member of the Provident & Retirement Fund Committee of the CLP Holdings Board. In the past three years and as at the latest practicable date, Mr. Bischof has served as the Chairman of Nanyang Holdings Ltd. Mr. Bischof is also a Director of Sir Elly Kadoorie & Sons Ltd. overseeing a number of the Kadoorie Family's interests in Hong Kong and overseas and, as such, is associated with a substantial shareholder of the Company.

11.6 Mr. Loh Chung Hon Hansen (aged 69)

Mr. Loh is an Independent Non-executive Director of the Company and a Member of the Audit Committee and Regulatory Affairs Committee of the CLP Holdings Board. He has submitted to the Exchange a written confirmation concerning his independence. Mr. Loh has also given an annual confirmation of his independence to the Company. The Board, therefore, considers him to be independent and believes that he should be re-elected, in particular because of his experience and contribution to the Board. In the past three years and as at the latest practicable date, Mr. Loh has served as an Independent Non-executive Director of CITIC Pacific Ltd., of which he is also a member of the Audit Committee. He has no financial or family relationships with any other Directors, Senior Management or substantial or controlling shareholders of the Company.

11.7 Mr. William Elkin Mocatta (aged 54)

Mr. Mocatta is the Vice Chairman of the Company, the Chairman of the Finance & General Committee, Human Resources & Remuneration Committee and the Provident & Retirement Fund Committee, and a Member of the China Committee and the Regulatory Affairs Committee of the CLP Holdings Board. He also serves on the boards of various subsidiaries of the Company; namely the Chairman of CLP Power Hong Kong Ltd., CLP Properties Ltd. and Kar Ho Development Co. Ltd.; and a Director of CLP Australia Holdings Pty Ltd, CLP Research Institute Ltd. and Hong Kong Nuclear Investment Co. Ltd. In the past three years and as at the latest practicable date, Mr. Mocatta has served as a Non-executive Director of The Hongkong and Shanghai Hotels, Ltd. and an Alternate Director of Hutchison Whampoa Ltd. Mr. Mocatta is also a Director of Sir Elly Kadoorie & Sons Ltd. overseeing a number of the Kadoorie Family's interests in Hong Kong and overseas and, as such, is associated with a substantial shareholder of the Company.

11.8 Tse Pak Wing Peter (aged 56)

Mr. Tse is the Group Executive Director and Chief Financial Officer of the Company and a Member of the China Committee, Finance & General Committee, Provident & Retirement Fund Committee and Regulatory Affairs Committee of the CLP Holdings Board. He also serves on the boards of various subsidiaries of the Company; namely the Chairman of CLP Research Institute (HK) Ltd., an Executive Director of CLP Properties Ltd. and CLP Power Asia Ltd., and a Director of CLP Power Hong Kong Ltd., CLP Australia Holdings Pty Ltd, CLP Research Institute Ltd., CLP Treasury Services Ltd., CLP Power Hong Kong Financing Ltd., Hong Kong Nuclear Investment Co. Ltd. and Kar Ho Development Co. Ltd. Mr. Tse has not served as a director of any other listed public companies. Mr. Tse has no financial or family relationships with any other Directors, Senior Management or substantial or controlling shareholders of the Company.

11.9 Mr. Andrew Clifford Winawer Brandler (aged 50)

Mr. Brandler is the Chief Executive Officer of the Company, the Chairman of the Regulatory Affairs Committee and the Social, Environmental & Ethics Committee, Vice Chairman of the China Committee and a Member of the Finance & General Committee of the CLP Holdings Board. He also serves on the boards of various subsidiaries of the Company; namely the Chairman of Hong Kong Nuclear Investment Co. Ltd.; Chairman and Executive Director of CLP Power Asia Ltd.; Vice Chairman of CLP Power Hong Kong Ltd. and CLP Research Institute Ltd.; Deputy Chairman of CLP Properties Ltd. and Kar Ho Development Co. Ltd.; and a Director of CLP Australia Holdings Pty Ltd and CLP Treasury Services Ltd. In the past three years and as at the latest practicable date, Mr. Brandler has not served as a director of any other listed public companies. He is now the Vice Chairman of the Hong Kong General Chamber of Commerce. Mr. Brandler has no financial or family relationships with any other Directors, Senior Management or substantial or controlling shareholders of the Company.

Auditors' Remuneration

12. In relation to agenda item No. (4) in the Notice regarding the authorisation of Directors to fix auditors' remuneration, Shareholders should note that, in practice, the amount of auditors' remuneration for the year 2007 audit cannot be determined at the beginning of the financial year. This is because auditors' remuneration for any given year varies, in particular by reference to the scope and extent of the audit work which is undertaken during that year.

13. In order to be able to charge the amount of auditors' remuneration as operating expenses for the year ending 31 December 2007, Shareholders' approval to delegate the authority to the Directors to fix the auditors' remuneration for the year ending 31 December 2007 is required at the AGM.

14. The work of the auditors and the amount of remuneration paid to the auditors for the year 2006 audit has been reviewed by the Audit Committee, which comprises only Independent Non-executive Directors. The approved amount of auditors' remuneration and fees paid to the auditors for non-audit services are disclosed on page 114 of CLP Holdings' 2006 Annual Report. All non-audit services performed by the auditors were pre-approved by the Audit Committee in line with the requirements of the Sarbanes-Oxley Act.

Non-executive Directors' Remuneration

15. CLP's Code on Corporate Governance issued on 28 February 2005 provides that Non-executive Directors (NEDs) of the Company are paid fees in line with market practice based on a formal independent review undertaken no less frequently than every three years. The last such review took place in 2004 (2004 Review). The methodology adopted in the 2004 Review and the resulting fees were approved by shareholders at the Annual General Meeting held on 22 April 2004. These resulting fees, which are currently paid to NEDs, are set out on page 8.

	Current Fees per annum HK$
Board	
Chairman	280,000
Vice Chairman	220,000
Non-executive Director	200,000
Nomination Committee	
Chairman	10,000
Member	10,000
Audit Committee	
Chairman	140,000
Member	100,000
Finance & General Committee	
Chairman	110,000
Member	80,000
Human Resources & Remuneration Committee	
Chairman	14,000
Member	10,000
Regulatory Affairs Committee	
Chairman	30,000
Member	20,000
Provident & Retirement Fund Committee	
Chairman	Nil
Member	Nil
Social, Environmental & Ethics Committee	
Chairman	30,000
Member	20,000
China Committee	
Chairman	56,000
Member	40,000

16. In February 2007, Management completed a review of the level of fees payable to NEDs for 2007-2010 (2007 Review), following the same methodology used in the 2004 Review. The 2007 Review takes into account the workload, scale and complexity of the business and the responsibility of Directors in determining the remuneration of the Company's NEDs. The resulting fees of the 2007 Review were then benchmarked against the fees paid to NEDs serving on other leading Hong Kong and U.K. listed companies.

17. The result of the application of the established methodology, including the benchmarking exercise, has led Management to propose a significant, but justifiable, increase in the remuneration of the Company's NEDs, as set out in Resolution (5) in this Notice.

18. The methodology and resulting levels of fees proposed to be payable to the Company's NEDs in the 2007 Review have been independently reviewed by Stephenson Harwood & Lo (SHL), who have provided an opinion to the effect that the methodology adopted by CLP is reasonable and appropriate, has been fairly and consistently applied and that the resulting proposed levels of fees are reasonable and appropriate having regard to current corporate governance practices in Hong Kong and in the U.K.

19. The proposed revised levels of fees have been considered and endorsed by the Human Resources & Remuneration Committee, and recommended to shareholders for approval.

20. Details of the methodology and resulting fees are set out in the Remuneration Report on pages 119 and 120 of CLP Holdings' 2006 Annual Report. The 2007 Review which contains SHL's opinion is available on the CLP website and can be obtained on request to the Company Secretary.

General Mandate to issue shares

21. In relation to the general mandate referred to in Resolution (6) in the Notice, an Ordinary Resolution was passed at the Annual General Meeting held on 25 April 2006 giving a general mandate to the Directors to issue up to five per cent of the share capital of the Company in issue. No shares have been issued pursuant to this mandate, which will lapse at the conclusion of the forthcoming AGM, unless the mandate is renewed at that meeting. At present, the Directors have no immediate proposals to issue any new shares. The Directors believe that it is in the best interests of the Company and its Shareholders to have a general authority from Shareholders to enable the Directors to issue shares.

Share Repurchase Mandate

22. In relation to the general mandate referred to in Resolution (7) in the Notice, an Ordinary Resolution was passed at the Annual General Meeting on 25 April 2006 giving a general mandate to the Directors to repurchase shares of the Company on the Exchange representing up to ten per cent of the issued share capital of the Company. Up to the latest practicable date, no shares were repurchased pursuant to this general mandate, which will lapse at the conclusion of the forthcoming AGM, unless the mandate is renewed at that meeting. The Directors believe that it is in the best interests of the Company and its Shareholders to have a general authority from Shareholders to enable the Directors to repurchase shares on an opportunistic basis for the enhancement of long-term shareholder value. Shareholders' attention is particularly drawn to the implication of share repurchases under the Hong Kong Code on Takeovers and Mergers as set out in the Explanatory Statement on Share Repurchase Mandate which accompanies the Notice.

Right to demand a poll

23. Pursuant to Article 68 of the Articles of Association of the Company, every question submitted to a general meeting shall be determined in the first instance by a show of hands of the Shareholders present in person, but a poll may be demanded (before or upon the declaration of the result of the show of hands) by the Chairman or by:

    (a) not less than five Shareholders present in person or by proxy having the right to vote at the meeting; or
    (b) a Shareholder or Shareholders present in person or by proxy representing not less than one-tenth of the total voting rights of all the Shareholders having the right to vote at the meeting; or
    (c) a Shareholder or Shareholders present in person or by proxy holding shares conferring a right to vote at the meeting, being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring the right.

24. Pursuant to Article 68, the Chairman will demand a poll on each of the questions submitted for determination at the forthcoming AGM. The results of the poll will be published in the local newspapers and on the Company's and the Exchange's websites on the business day following the AGM, as well as in the Minutes of the AGM for despatch to Shareholders.

Procedure for Shareholders to put forward proposals at the AGM

25. Pursuant to Article 106 of the Articles of Association of the Company, if a Shareholder wishes to propose a person other than a Director of the Company for election as a Director at the AGM, he/she can deposit a written notice to that effect at the registered office of the Company for the attention of the Company Secretary. In order for the Company to inform Shareholders of that proposal, the written notice must state the full name of the person proposed for election as a Director, include the person's biographical details as required by rule 13.51(2) of the Listing Rules, and be signed by the Shareholder concerned and that person indicating his/her willingness to be elected. The period for lodgment of such a written notice will commence no earlier than 31 March 2007 being the day after the despatch of the Notice and end no later than 17 April 2007 which is seven days prior to the date of the AGM . If the notice is received less than 15 days prior to the AGM, the Company will need to consider the adjournment of the AGM in order to allow Shareholders 14 days' notice of the proposal.

26. For other proposals including requisitions to move a resolution at the AGM, Shareholders are requested to follow the requirements and procedures as set out in section 115A of the Hong Kong Companies Ordinance and further explained on the CLP website. A hard copy of this procedure can be obtained free of charge on request to the Company Secretary.

IMPORTANT

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this Explanatory Statement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this Explanatory Statement.

EXPLANATORY STATEMENT ON SHARE REPURCHASE MANDATE

This Explanatory Statement includes information required under Rule 10.06(1)(b) of the Rules Governing the Listing of Securities (Listing Rules) on The Stock Exchange of Hong Kong Limited (Stock Exchange) to be given to Shareholders in connection with the proposed share repurchase mandate to be granted to the Directors of CLP Holdings Limited 中電控股有限公司 (the Company).

Exercise of the Repurchase Mandate

Resolution (7) set out in the Notice of Annual General Meeting will, if passed, give a general unconditional mandate to the Directors authorising the repurchase by the Company of up to ten per cent of the fully paid shares of HK$5.00 each in the capital of the Company (Shares) in issue at the date of the Annual General Meeting at any time from the passing of the Resolution until the conclusion of the next Annual General Meeting of the Company, the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held, or at any time when the aforementioned mandate is revoked or varied by ordinary resolution of the Shareholders in general meeting, whichever occurs first (Relevant Period).

Exercise in full of the repurchase mandate (on the basis of 2,408,245,900 Shares in issue as at 16 March 2007, being the latest practicable date prior to the printing of the Notice of Annual General Meeting) would result in up to 240,824,590 Shares being repurchased by the Company during the Relevant Period.

Reasons for Repurchases

The Directors believe that it is in the best interests of the Company and its Shareholders to have a general authority from Shareholders to enable the Directors to repurchase Shares. Such repurchase may, depending on market conditions and funding arrangements at the time, lead to an enhancement in the value of the Shares and/or earnings per Share and will only be made when the Directors believe that such repurchase will benefit the Company and its Shareholders.

Funding of Repurchases

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with the laws of Hong Kong and the Memorandum and Articles of Association of the Company. Such funds may include profits available for distribution and the proceeds of a fresh issue of Shares made for the purpose of the repurchases.

In the event that the repurchase mandate is exercised in full, there might be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the Company's Annual Report and Accounts for the year ended 31 December 2006). However, the Directors do not propose to exercise the repurchase mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or gearing level which in the opinion of the Directors is from time to time appropriate to the Company.

Status of Repurchased Shares

The Listing Rules provide that all the Shares purchased by the Company are automatically delisted and the Company must ensure that the corresponding certificates are cancelled and destroyed. Under the Companies Ordinance, the Shares so purchased will be treated as having been cancelled but the aggregate amount of the Company's authorised share capital would not be reduced.

Share Prices

The highest and lowest prices at which Shares have been traded on the Stock Exchange during each of the previous 12 months and as at the latest practicable date were as follows:

	Highest *HK$*	Lowest *HK$*
2006		
March	45.65	44.10
April	46.50	44.50
May	46.50	44.40
June	45.55	43.40
July	46.35	44.75
August	49.60	45.55
September	50.90	46.85
October	50.05	46.80
November	51.90	49.35
December	58.50	50.00
2007		
January	59.40	55.35
February	59.50	56.30
16 March (latest practicable date)	54.85	53.65

Disclosure of Interests

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, any of their associates currently intends to sell any Shares to the Company or its subsidiaries under the repurchase mandate if such repurchase mandate is approved by Shareholders.

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the repurchase mandate pursuant to the proposed resolution in accordance with the Listing Rules and the laws of Hong Kong.

No connected persons (as defined in the Listing Rules) have notified the Company that they have a present intention to sell Shares to the Company or have undertaken not to do so in the event that the repurchase mandate is approved by Shareholders.

Hong Kong Code on Takeovers and Mergers

If, as a result of share repurchases by the Company, a Shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition of voting rights for the purposes of Rule 32 of the Hong Kong Code on Takeovers and Mergers (Takeovers Code). Accordingly, a Shareholder, or group of Shareholders acting in concert, may be treated, as a result of share repurchases by the Company, as having obtained or consolidated control of the Company and become obliged to make a mandatory offer in accordance with Rules 26 and 32 of the Takeovers Code.

As recorded in the Register of Shareholdings under Rule 26.6 of the Takeovers Code maintained by the Securities and Futures Commission (SFC), Bermuda Trust Company Limited, The Hon. Sir Michael Kadoorie, Mr. R. J. McAulay, The Sir Horace Kadoorie International Foundation and The Incorporated Trustees of the Kadoorie Foundation (the Parties) had registered their aggregated interests in 839,028,074 ordinary shares in CLP Holdings, representing 33.96% of the issued share capital of the Company on 19 October 2001. The Parties' aggregated interests in CLP Holdings as at the date of the Notice of Annual General Meeting have increased to 34.84% as a result of repurchases made by the Company in 2001 and 2002 pursuant to its longstanding opportunistic on-market Share Repurchase Programme.

On the basis of the Company's issued share capital as at the latest practicable date, if the Company repurchases about a further 11 million Shares, representing approximately 0.46% of the issued share capital of the Company, the Parties' proportionate interests in the Shares will exceed 35%. If this occurs, the Parties will be obliged to make a mandatory general offer under the Takeovers Code unless a waiver is obtained. The Company does not presently envisage exercising the repurchase mandate to effect on-market share repurchases in circumstances where this will trigger a mandatory general offer obligation on the part of the Parties under the Takeovers Code.

In CLP Holdings' Annual Report 2003 and on our website, we first reported to Shareholders on our unsuccessful application to the SFC and to the Takeovers and Mergers Panel for a ruling that the Takeovers Code does not preclude a whitewash waiver application in respect of a mandatory general offer obligation triggered by on-market share repurchases. We made that application on the basis that, having consulted the Independent Non-executive Directors, it was in the interests of the Company and all its Shareholders that the Company be able to continue its on-market share repurchases without creating a mandatory general offer obligation, or compelling the parties associated with the Kadoorie Family to sell down in anticipation of future share repurchases. We also noted that a whitewash waiver in such circumstances was in line with accepted practice in countries against which Hong Kong might benchmark itself, such as Australia, the United Kingdom and Singapore. We were also unsuccessful in a submission made to the SFC in November 2004 arguing in favour of the possibility of such waivers.

Further background is provided in the "CLP and Our Shareholders" section on page 76 of CLP Holdings' 2006 Annual Report. In addition, extracts from our submissions to the SFC and the Takeovers and Mergers Panel decision are available on the CLP website. For Shareholders who do not have ready access to our website, hard copies of the extracts are available on request to the Company Secretary.

Repurchases made by the Company

The Company has not repurchased any Shares on the Stock Exchange in the six months prior to the date of the Notice of Annual General Meeting.

Guide for Shareholders to attend the AGM

WHERE TO ATTEND?

The ninth AGM of Shareholders of CLP Holdings Limited will be held at Jockey Club Auditorium, The Hong Kong Polytechnic University, Hung Hom, Kowloon, Hong Kong. Please see the location plan of Jockey Club Auditorium as printed overleaf for the location of the AGM venue. A transportation guide to access the AGM venue is also provided for Shareholders' reference.

Shareholders are asked not to take items such as large bags, cameras, audio recording equipment or video recorders to the AGM. For security reasons, Shareholders may have their bags searched and will be requested to leave all such items at the entrance of the AGM venue before entering.

HOW TO VOTE?

As a registered member of the Company, a Shareholder is entitled to attend the AGM and cast his/her vote in person. If you are a registered Shareholder and do not plan to attend the AGM, you may appoint a proxy and instruct your proxy to cast your vote at the AGM. For appointment of proxy, please refer to Explanatory Notes 1 and 2 on page 4 of this document.

As a non-registered member of the Company (i.e. your shares are held through a nominee), you may instruct your broker to appoint you as a corporate representative to attend and vote at the AGM.

A voting paper will be given to every Shareholder/proxy upon his/her registration at the AGM. Please use the voting paper to cast your votes on a poll at the AGM.



Location Plan of Jockey Club Auditorium 賽馬會綜藝館位置圖

Jordan MTR Station
佐敦地鐵站
CHATHAM ROAD 漆咸道
FLYOVER 天橋
N
Bus Stop
巴士站
CHEONG WAN ROAD
Vehicle Entrance
車輛入口處
Chiang Chen Studio Theatre
蔣震劇院
Shaw Amenities Building
邵逸夫樓
V
Car Park
停車場
COVERED WALKWAY
Communal Building
文康大樓
Passenger Drop Off Area
落客區
X
YUK CHOI ROAD 育才道
Li Ka Shing Tower
李嘉誠樓
Pao Yue Kong Library
包玉剛圖書館
L
W
Y
A
B
C
D
E
F
G
H
J
P
Q
R
S
T
U
BUS STOP 巴士站
Cross Harbour Tunnel
海底隧道
Pedestrian Access Route
行人路線
HONG CHONG ROAD 康莊道
Jockey Club Auditorium
BUS STOP 巴士站
KCRC Hung Hom Station
九廣鐵路紅磡車站
10 0 50 100 M

中電控股有限公司
CLP Holdings Limited
(於香港註冊成立的有限公司)
(股份代號：002)



股東周年大會通告

茲通告CLP Holdings Limited中電控股有限公司(公司)第9屆股東周年大會，謹定於2007年4月24日星期二上午11時，假座香港九龍紅磡香港理工大學賽馬會綜藝館舉行，議程如下：

(1) 省覽及接納截至2006年12月31日止年度的已審核財務報表與董事會報告及核數師報告。

(2) 宣布末期股息及特別末期股息。

(3) 選舉董事。

(4) 續聘核數師及授權董事會釐定其酬金。

作為特別事項，考慮及酌情通過(不論會否作出修訂)下列普通決議案：

(5) 「動議按下表釐定公司每一財政年度向下列董事會及董事委員會之非執行董事(包括獨立非執行董事)所支付的袍金，直至本公司股東大會另有決定為止。此等袍金將由2007年4月25日生效，公司將按比例向董事派付截至2007年12月31日止財政年度的袍金。

	港元
董事會	
主席	430,000
副主席	340,000
非執行董事	310,000
提名委員會	
主席	14,000
委員	10,000
審核委員會	
主席	220,000
委員	160,000
財務及一般事務委員會	
主席	215,000
委員	155,000
人力資源及薪酬福利委員會	
主席	40,000
委員	30,000

港元

規管事務委員會	
主席	20,000
委員	15,000
公積及退休基金委員會	
主席	14,000
委員	10,000
社會、環境及操守委員會	
主席	45,000
委員	35,000
中國業務策略委員會	
主席	60,000
委員	45,000」

(6) 「動議：

(a) 在(c)段的規限下，無條件授權公司董事會於有關期間行使公司一切權力，以配發、發行及處理公司的額外股份及訂立或批出將須或可能須行使該等權力的售股建議、協議、購股權或認股權證；

(b) (a)段所述的授權將授權公司董事會於有關期間訂立或批出將須或可能須於有關期間屆滿後行使該等權力的售股建議、協議及購股權；

(c) 公司董事會依據(a)段的授權配發或同意有條件或無條件配發（不論其為依據購股權或以其他方式所配發者與否）之股本面值總額（惟根據(i)配售新股；或(ii)任何當其時採納的購股權計劃或類似安排，向公司及／或其任何附屬公司的高級職員及／或僱員授出或發行股份或收購公司股份的權力；或(iii)任何按照公司不時之公司章程細則之以股代息或類似安排而配發者除外）不得超過公司在本決議案當日已發行股本總面額的5%，因此上述的授權須受此規限；

(d) 就本決議案而言：

「有關期間」指由本決議案通過之時起至下列任何一項的較早日期之期間：

(i) 公司下屆股東周年大會結束時；

(ii) 法例規定公司下屆股東周年大會須予舉行期限屆滿之日；或

(iii) 本決議案所述之授權經由公司股東在股東大會上通過普通決議案撤銷或修訂之日。

「配售新股」指公司董事會指定的期間內，向於指定紀錄日期名列股東名冊內的股份或各類股份持有人按彼等當時所持的股份或股份類別之比例提呈發售股份的建議（惟須受公司董事會就零碎股權或於考慮香港以外任何地區的任何法律限制或責任或任何認可監管機構或任何證券交易所之規定後認為必要或權宜之豁免或其他安排所規限）。」

(7) 「動議：

(a) 無條件授權公司董事會根據一切適用的法例和香港聯合交易所有限公司的證券上市規則的規定，於有關期間行使公司所有權力購買或以其他方式收購公司股本中每股5.00港元的股份，但所購買或以其他方式收購股份的總面額，不得超過公司於本決議案當日已發行股本總面額的10%。

(b) 就本決議案而言：

「有關期間」指由本決議案通過之時起至下列任何一項之較早日期之期間：

(i) 公司下屆股東周年大會結束時；

(ii) 法例規定公司下屆股東周年大會須予舉行期限屆滿之日；或

(iii) 本決議案所述之授權經由公司股東在股東大會上通過普通決議案撤銷或修訂之日。」

(8) 「動議倘若本會議通告第(6)及(7)項決議案獲得通過，公司根據第(7)項決議案所購買或以其他方式收購之股份總面額將會加入根據第(6)項決議案可增發股份總面額內。」

承董事會命
陳姚慧兒
公司秘書

香港，2007年3月30日

委任代表資料

1. 有權出席由股東周年大會通告(通告)召開，將於2007年4月24日舉行的股東周年大會(年會)及於會上投票的股東，均可委派不多於兩位代表出席會議及投票。代表毋須為公司股東。

2. 年會所適用的委任表格於2007年3月30日隨2006年報寄予股東。此委任表格載列於香港聯合交易所(聯交所)網站，並可在中電網站(www.clpgroup.com)下載。委任表格必須填寫、簽署，並於年會舉行時間48小時前，送達香港灣仔皇后大道東183號合和中心17樓公司股份過戶處香港中央證券登記有限公司，方為有效。

股息

3. 董事會建議派發末期股息每股0.89港元及特別末期股息每股0.02港元。末期股息及特別末期股息有待股東於年會上通過。特別末期股息來自香港鶴園重建項目所獲得的溢利分派。

4. 公司將於2007年4月16日至2007年4月24日期間(包括首尾兩天)，暫停辦理股份過戶登記手續。凡擬收取末期股息及特別末期股息者，務請在2007年4月13日下午4時30分以前，將所有過戶文件送達香港灣仔皇后大道東183號合和中心17樓公司股份過戶處香港中央證券登記有限公司辦理過戶手續。

董事

5. 於通告日期，公司董事包括如下人士：

非執行董事：	米高嘉道理爵士、毛嘉達先生、李德信先生、麥高利先生、利約翰先生、畢紹傅先生、貝思賢先生、陳培璋先生(高立信先生為其替代董事)、韋志滔先生及李銳波博士
獨立非執行董事：	鍾士元爵士、馮國綸博士、莫偉龍先生、陸鍾漢先生、簡文樂先生、徐林倩麗教授、艾廷頓爵士及利定昌先生
執行董事：	包立賢先生、謝伯榮先生及林英偉先生

6. 有關通告內「選舉董事」的第(3)項議程，由董事會委任的新董事韋志滔先生、利定昌先生和林英偉先生須根據公司章程細則第109條的規定，於年會上依章告退，惟合資格並願意由股東選舉出任。根據公司章程細則第103條的規定，莫偉龍先生、畢紹傅先生、陸鍾漢先生、毛嘉達先生、謝伯榮先生和包立賢先生亦須於年會上依章輪值告退，惟合資格並願意膺選連任。各退任董事之選舉及連選將由股東投票逐一表決。

7. 除於2007年3月1日獲公司董事會委任的利定昌先生及林英偉先生外，將於年會上被選舉及連選之董事的資歷、經驗及出任公司董事的年期均載於通告隨附的中電控股2006年報第100和101頁的「董事會及高層管理人員」一章。

8. 除利定昌先生、林英偉先生、莫偉龍先生及陸鍾漢先生外，所有將於年會上膺選連任之董事均持有公司股份。此等董事所持有的公司股份權益(根據《證券及期貨條例》第XV部的定義)已列載於中電控股2006年報第128和129頁的「董事會報告」。截至2007年3月16日，即通告刊印前查證資料的最後切實可行日期(最後切實可行日期)，有關資料並無任何變動。

9. 除於2007年3月1日獲委任加入公司董事會的利定昌先生及林英偉先生外，所有將於年會上被選舉及連選之董事，其截至2006年12月31日止年度內所收取之酬金，連同其酬金計算方式均載列於中電控股2006年報第119至123頁的「薪酬報告」。

10. 利定昌先生作為獨立非執行董事，每年將獲取董事袍金200,000港元（如本通告第(5)項決議案獲股東通過，袍金將增至每年310,000港元）。林英偉先生作為執行董事，每年將收取基本報酬4.6百萬港元，並可獲取表現賞金。賞金水平由人力資源及薪酬福利委員會按中電集團及個人表現釐定。

11. 下文根據聯交所《證券上市規則》（《上市規則》）第13.51(2)條的規定，列出年會上被選舉及連選的董事於最後切實可行日期的個人資料，以協助股東就選舉及連選董事作出知情的決定。就年會上被選舉及連選的董事而言，除了通告第11段及上文第6至10段所載資料外，並沒有任何根據《上市規則》第13.51(2)(h)至13.51(2)(v)條的任何規定而須予披露的資料，也沒有必須股東垂注的其他事宜。

11.1 韋志滔先生（39歲）

韋志滔先生為公司的非執行董事及主要股東，於2006年5月9日獲委任為董事，兼任中電控股董事會轄下財務及一般事務委員會、規管事務委員會和社會、環境及操守委員會委員。韋志滔先生亦是公司全資附屬公司CLP Australia Holdings Pty Ltd及中電科技研究院有限公司的董事。過去三年間及於最後切實可行日期，韋志滔先生並無擔任其他任何上市公司的董事。韋志滔先生是嘉道理父子有限公司董事，負責管理嘉道理家族在香港及海外的多項權益。他是麥高利先生的女婿。

11.2 利定昌先生（53歲）

利先生於2007年3月1日獲委任為公司的獨立非執行董事。利先生擁有英國曼徹斯特大學土木工程理學士學位，並獲英格蘭及威爾斯最高法院律師資格。

過去三年間及於最後切實可行日期，利先生擔任希慎興業有限公司主席，同時為國泰航空有限公司、恒生銀行有限公司、SCMP集團有限公司、馬士基（中國）有限公司之非執行董事。利先生也是香港地產建設商會副會長、亞洲商業理事會成員、香港僱主聯合會理事會成員、救世軍港澳軍區顧問委員會成員、INSEAD商學院校董，以及利希慎基金理事。另外，利先生也是非官首太平紳士。

利先生已向聯交所書面確認其獨立身分，董事會因此視他為獨立人士，並深信利先生應該被選舉為董事。他與公司其他董事、高層管理人員、主要股東或控權股東概無財務或親屬關係。

11.3 林英偉先生（50歲）

林英偉先生於2007年3月1日獲委任為公司的執行董事，並為中電控股董事會轄下財務及一般事務委員會，以及社會、環境及操守委員會委員。林英偉先生持有劍橋大學的法律碩士學位，以及University of Tuebingen及德國North Rhine-Westphalia司法部的德國法律及法制課程文憑。2006年，林英偉先生在倫敦大學King's College修畢全日制戰爭研究課程並取得碩士學位。他是英國特許秘書公會及香港特許秘書公會資深會員，為英格蘭及威爾斯和香港的執業事務律師，並取得法國執業律師資格。

林英偉先生於1995年加入中電集團前，在香港臨時機場管理局任職高級商務律師，之前曾在倫敦、漢堡、香港及巴黎的著名企業法律事務所擔任執業事務律師。林英偉先生於2005年辭去中電控股職務。離職之前為執行董事（自2001年起出任）、公司秘書兼企業法律顧問（自1996年起出任），負責中電集團的企業秘書及法律事務，包括向主席及董事會提供有關企業管治及守法循章的意見。由2007年3月1日起，林英偉先生出任中電控股執行董事 — 策略之職位，向集團總裁及首席執行官匯報，其主要職責是處理涉及中電集團整體發展方向的策略事務。他與公司其他董事、高層管理人員、主要股東或控權股東概無財務或親屬關係。

11.4 莫偉龍先生（60歲）

莫偉龍先生為公司的獨立非執行董事，並為中電控股董事會轄下審核委員會主席和財務及一般事務委員會、人力資源及薪酬福利委員會和規管事務委員會成員。莫偉龍先生於1997年起獲委任為董事，因此，已出任公司董事超過九年。莫偉龍先生已向聯交所書面確認其對公司的獨立性，亦按年向公司確認其獨立身分。董事會因此視他為獨立人士。由於莫偉龍先生經驗豐富，對董事會貢獻良多，因此董事會深信他應該獲選連任董事。過去三年間及於最後切實可行日期，莫偉龍先生分別在中信泰富有限公司出任執行董事及在國泰航空有限公司擔任非執行董事。他與公司其他董事、高層管理人員、主要股東或控權股東概無財務或親屬關係。

11.5 畢紹傅先生（65歲）

畢紹傅先生為公司的非執行董事，並為中電控股董事會轄下公積及退休基金委員會成員。過去三年間及於最後切實可行日期，畢紹傅先生是南洋集團有限公司的主席，亦是嘉道理父子有限公司董事，負責管理嘉道理家族在香港及海外的多項權益，因而是公司一位主要股東的聯繫人士。

11.6 陸鍾漢先生（69歲）

陸鍾漢先生為公司的獨立非執行董事，並為中電控股董事會轄下審核委員會和規管事務委員會成員。陸先生已向聯交所書面確認其對公司的獨立性，亦按年向公司確認其獨立身分。董事會因此視他為獨立人士。由於陸先生經驗豐富，對董事會貢獻良多，因此董事會深信他應該獲選連任董事。過去三年間及於最後切實可行日期，陸先生在中信泰富有限公司擔任獨立非執行董事，並兼任其審核委員會成員。他與公司其他董事、高層管理人員、主要股東或控權股東概無財務或親屬關係。

11.7 毛嘉達先生（54歲）

毛嘉達先生為公司副主席，並為中電控股董事會轄下財務及一般事務委員會、人力資源及薪酬福利委員會和公積及退休基金委員會主席，並為中國業務策略委員會及規管事務委員會成員。他亦是公司旗下多家附屬公司的董事會成員，分別為中華電力有限公司、中電地產有限公司和嘉賀地產有限公司主席，以及CLP Australia Holdings Pty Ltd、中電科技研究院有限公司和香港核電投資有限公司的董事。過去三年間及於最後切實可行日期，毛嘉達先生擔任香港上海大酒店有限公司的非執行董事，以及和記黃埔有限公司的替代董事。毛嘉達先生亦是嘉道理父子有限公司董事，負責管理嘉道理家族在香港及海外的多項權益，因而是公司一位主要股東的聯繫人士。

11.8 謝伯榮先生(56歲)

謝伯榮先生是集團執行董事及財務總裁，並為中電控股董事會轄下中國業務策略委員會、財務及一般事務委員會、公積及退休基金委員會及規管事務委員會成員。他亦是公司旗下多家附屬公司的董事會成員，分別為中電科技研究院(香港)有限公司主席，中電地產有限公司和中電亞洲有限公司執行董事，以及中華電力有限公司、CLP Australia Holdings Pty Ltd、中電科技研究院有限公司、CLP Treasury Services Ltd.、CLP Power Hong Kong Financing Ltd.、香港核電投資有限公司及嘉賀地產有限公司的董事。謝先生並無擔任其他任何上市公司的董事。他與公司其他董事、高層管理人員、主要股東或控權股東概無財務或親屬關係。

11.9 包立賢先生(50歲)

包立賢先生是集團總裁及首席執行官，並為中電控股董事會轄下規管事務委員會和社會、環境及操守委員會主席，中國業務策略委員會副主席和財務及一般事務委員會的委員。他亦是公司旗下多家附屬公司的董事會成員，分別為香港核電投資有限公司主席、中電亞洲有限公司主席及執行董事、中華電力有限公司、中電科技研究院有限公司、中電地產有限公司及嘉賀地產有限公司副主席，以及CLP Australia Holdings Pty Ltd及CLP Treasury Services Ltd.的董事。過去三年間及於最後切實可行日期，包立賢先生並無擔任其他任何上市公司的董事。包立賢先生現任香港總商會副主席，他與公司其他董事、高層管理人員、主要股東或控權股東概無財務或親屬關係。

核數師酬金

12. 有關通告內授權董事會釐定核數師酬金的第(4)項議程，股東必須垂注，核數師酬金須視乎年內的審核工作的範疇和幅度而定，每年不同。因此核數師於2007年的審核服務酬金將無法在財政年度開始時決定。

13. 為確保能將核數師酬金列作截至2007年12月31日止年度的營運開支，股東須於年會上通過授權董事會釐定截至2007年12月31日止年度的核數師酬金。

14. 審核委員會已檢討核數師於2006年的工作及酬金。審核委員會所有成員均為獨立非執行董事。已獲通過的核數師酬金及付予核數師的非審計服務費用均在中電控股2006年報第114頁披露。由核數師執行的一切非審計服務已經由審核委員會按照Sarbanes-Oxley法案的規定預先批核。

非執行董事袍金

15. 於2005年2月28日發出的中電企業管治守則規定，非執行董事的袍金須切合市場水平，並最少每三年進行一次正式的獨立檢討。上一次檢討在2004年進行(2004年檢討)。2004年檢討所採用的檢討方法及所釐定的酬金水平已於2004年4月22日的年會獲股東通過，目前派付予非執行董事的袍金載列於第8頁。

	現時每年的袍金水平 港元
董事會	
主席	280,000
副主席	220,000
非執行董事	200,000
提名委員會	
主席	10,000
委員	10,000
審核委員會	
主席	140,000
委員	100,000
財務及一般事務委員會	
主席	110,000
委員	80,000
人力資源及薪酬福利委員會	
主席	14,000
委員	10,000
規管事務委員會	
主席	30,000
委員	20,000
公積及退休基金委員會	
主席	無
委員	無
社會、環境及操守委員會	
主席	30,000
委員	20,000
中國業務策略委員會	
主席	56,000
委員	40,000

16. 2007年2月，管理層檢討了非執行董事於2007至2010年的袍金水平(2007年檢討)，所採用的方法與2004年檢討相同。2007年檢討根據非執行董事的工作量、業務的規模和複雜程度，以及非執行董事的職責來釐定袍金水平，並與香港其他大型企業及英國上市公司的非執行董事袍金作出比照。

17. 管理層按既定方法檢討袍金並作出比照後，建議將公司非執行董事的袍金調升至一個較合理的水平，如本通告第(5)項決議案所列。

18. 2007年檢討所用的方法及建議支付予公司非執行董事的袍金水平，均由羅夏信律師樓作出獨立檢討。羅夏信律師樓認為中電採用了合理和適當的檢討方法，並已公平和一致地應用於檢討工作，而以此釐定的袍金水平符合香港及英國目前的企業管治實務，屬於合理和適當。

19. 人力資源及薪酬福利委員會已審議及通過袍金水平修訂建議，並建議股東批准。

20. 袍金水平的檢討方法和按此釐定的袍金水平已載於中電控股2006年報第119至120頁的薪酬報告。載有羅夏信律師樓就2007年檢討作出的意見書可於中電網站查閱，並可向公司秘書索取。

發行股份的一般授權

21. 有關通告第(6)項決議案的一般授權，已在2006年4月25日舉行的股東周年大會上以普通決議案通過，授權董事會發行不超過公司已發行股本5%的股份。公司並無按此項授權發行股份。除非在即將舉行的年會上董事會繼續獲得授權，否則此項授權將於年會結束時失效。目前，董事會並無即時發行新股的方案。董事會認為股東授權董事會發行股份，符合公司及股東的最佳利益。

購回股份授權

22. 有關通告第(7)項決議案的一般授權，已在2006年4月25日的股東周年大會上以普通決議案通過，授權董事會在聯交所購回不超過公司已發行股本10%的股份。截至最後切實可行日期止，公司並無按此項授權購回股份。除非在即將舉行的年會上董事會繼續獲得授權，否則此項授權將於年會結束時失效。董事會認為股東授權董事會於適當時機購回股份，符合公司及股東的最佳利益，並可提高長遠的股東價值。股東須特別留意隨通告附上之購回股份授權說明函件所述，按《香港公司收購及合併守則》購回股份所產生之影響。

要求按股數投票方式表決的權利

23. 根據公司章程細則第68條，每項提呈股東大會的問題須首先以舉手方式由在場股東投票表決，但主席或下列人士可以(在宣布舉手投票結果之前或當時)要求以按股數投票方式表決：-

    (a) 不少於五名有權在會上投票的股東(包括獲股東委任為代表的人士)；或
    (b) 代表有權在會上投票的全部股東之中不少於十分之一投票權的一名或多名股東(包括獲股東委任為代表的人士)；或
    (c) 持有附大會投票權股份的一名或多名股東(包括獲股東委任為代表的人士)，而該等股份合計的已繳足股本須不少於全部附投票權股份的已繳足股本總額的十分之一。

24. 根據第68條規定，主席將於來屆年會上要求按股數投票方式表決所有提呈的議案，投票結果將於緊接著年會後的營業日，於報章和公司及聯交所網站公布，並會載於派發給股東的年會會議記錄之中。

於年會上提出動議的程序

25. 根據公司章程細則第106條，如股東希望在年會上提名並非公司董事的人士參選公司董事職位，該股東可致函公司註冊辦事處向公司秘書提出書面要求。為了讓公司將此動議通知其他股東，該書面要求必須按照《上市規則》第13.51(2)條的規定，註明所提名之董事候選人的全名和個人資料，並由有關股東和獲提名人士簽署，證明該人士願意參選。此書面通知必須在年會通告發出翌日(2007年3月31日)起，至年會召開日期之前最少七天(2007年4月17日)發出。如此書面通知於年會舉行前不足15天接獲，公司須考慮押後召開年會，以便就該動議向股東發出14天的通知。

26. 至於其他動議(包括在年會上提出動議的要求)，股東必須按照《香港公司條例》第115A條所載並於中電網站詳盡解釋的規定和程序。此程序的文本可向公司秘書免費索取。

香港聯合交易所有限公司對本説明函件的內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本説明函件的全部或任何部分內容而產生或因依賴該等內容而引致的任何損失承擔任何責任。

購回股份授權説明函件

本説明函件是根據香港聯合交易所有限公司(聯交所)《證券上市規則》(《上市規則》)第10.06(1)(b)條的規定，向股東提供有關建議授予CLP Holdings Limited中電控股有限公司(公司)董事會購回股份權力的資料。

行使購回股份權力

若股東周年大會通告第(7)項決議案獲得通過，將無條件授權董事會最多可購回公司於股東周年大會之日已發行的公司股本中每股面值5.00港元已繳足股款的股份(股份)的10%。此授權之有效期由通過決議案之日起直至公司下屆股東周年大會完結時，或公司遵照法例規定召開下屆股東周年大會的期限屆滿時，或上述的授權在股東大會上由股東通過普通決議案撤銷或修訂時止的任何時間內，以較早發生者為準(有關期間)。

如全面行使購回股份權力(按刊印股東周年大會通告前的最後切實可行日期，即於2007年3月16日的已發行股份為2,408,245,900股)，公司於有關期間內最多可以購回240,824,590股股份。

購回股份的理由

公司董事會相信向股東取得一般授權予董事會購回股份，符合公司及其股東的最佳利益。購回股份可以提高股份的價值及／或每股盈利，惟須視乎當時的市場情況和資金安排，只有在董事會相信購回股份會對公司及其股東有利時，才會進行購回。

購回股份的資金

在購回股份時，公司只能使用根據香港法例及公司的章程大綱和章程細則規定可以合法撥作如此用途的資金，此等資金可包括可供派發的溢利及為購回股份而發行新股所得的款項。

倘全面行使購回股份的權力，可能會對公司的營運資金或資本與負債比率構成重大的負面影響(與截至2006年12月31日止年度之公司年報及財務報表所披露之財務狀況比較)。然而，倘行使購回股份的權力將使董事會認為公司宜不時具備的營運資金或資本與負債比率受到重大的負面影響，則董事會不建議行使購回股份的權力。

股份購回後的地位

《上市規則》規定所有公司購回的股份將自動撤銷上市地位，並且公司必須確保該等股份的證書已經註銷及毀滅。根據公司條例，被購回的股份將視為已經註銷，但公司之法定股本總額將不會因此而減低。

股價

在過去12個月內及於最後切實可行日期，公司股份於聯交所的最高及最低成交價如下：

	最高 *港元*	最低 *港元*
2006年		
3月	45.65	44.10
4月	46.50	44.50
5月	46.50	44.40
6月	45.55	43.40
7月	46.35	44.75
8月	49.60	45.55
9月	50.90	46.85
10月	50.05	46.80
11月	51.90	49.35
12月	58.50	50.00
2007年		
1月	59.40	55.35
2月	59.50	56.30
3月16日（最後切實可行日期）	54.85	53.65

披露權益

公司任何董事或（於進行一切合理查詢後據他們所知）與他們有聯繫的人士，目前均無意在購回股份授權獲股東批准後，根據該授權將股份售予公司或其附屬公司。

董事會已向聯交所承諾在適用情況下，將遵照《上市規則》及香港法例就動議的決議案行使購回股份權力。

並無關連人士（按《上市規則》定義）曾知會公司，表示倘購回股份授權獲股東批准，他們現時有意將股份售予或已承諾不將股份售予公司。

香港公司收購及合併守則

倘若因公司購回股份而導致某股東在公司所佔的投票權益比例增加，則就香港公司收購及合併守則（收購守則）第32條而言，該項增加將視為取得公司投票權。因此，某股東或一群一致行動的股東，可因公司購回股份而被視作取得或合併對公司的控制權，及因而必須按照收購守則第26及32條規定作出強制性收購。

根據證券及期貨事務監察委員會（證監會）按收購守則第26.6條規定而保存的持股量登記表，Bermuda Trust Company Limited、米高嘉道理爵士、麥高利先生、The Sir Horace Kadoorie International Foundation及The Incorporated Trustees of the Kadoorie Foundation（有關人士）於2001年10月19日合共持有中電控股839,028,074股普通股股份，佔公司當日已發行股本33.96%。在2001年及2002年，公司根據實行多年的股份購回計劃，於適當時機在市場上購回股份，故截至股東周年大會通告日止，有關人士佔中電控股的總權益已提高至34.84%。

根據公司於最後切實可行日期的已發行股本計算，若公司進一步回購約11百萬股股份，約相當公司已發行股本的0.46%，則有關人士所佔的股份權益比例將超過35%。若出現此情況，除非有關人士獲得豁免，否則將須按收購守則作出強制性全面收購。目前，公司將不會行使購回股份授權在場內購回股份以致有關人士須按收購守則作出強制性全面收購。

在2003年報及中電網站上，我們首次向股東報告，中電曾向證監會和收購及合併委員會提出申請，要求裁定收購守則並沒有禁止因為在市場上購回股份而觸發強制性收購責任須提出的清洗交易寬免申請，但未能成功。就有關申請，我們曾諮詢獨立非執行董事。申請的理據是，為符合公司以及所有股東的利益，公司必須能在繼續於市場購回股份之同時，毋須要求與嘉道理家族有聯繫人士提出強制性全面收購，或為預期的股份購回先行出售部分股權。我們並指出，在這種情況下提出的清洗交易寬免申請，是香港可借鑑比較的國家(如澳洲、英國及新加坡)接受的做法。我們於2004年11月向證監會提交建議，支持清洗交易寬免安排，但亦未能改變證監會的決定。

有關詳情載於中電控股2006年報第76頁的「中電與股東」一章。此外，我們向證監會提出的寬免申請和收購及合併委員會所作裁決的摘要，均載於中電網站。未能登入公司網站的股東，可向公司秘書索取摘要文本。

公司購回股份

在股東周年大會通告日期前6個月內，公司並無在聯交所購回任何公司股份。

如何前往會場？

中電控股有限公司第9屆年會將假座香港九龍紅磡香港理工大學賽馬會綜藝館舉行。股東可參考刊印在背頁的「賽馬會綜藝館位置圖」以確定年會場地的位置。另外，股東亦可參考本文件所載的「交通路線提示」，以選擇前往會場的方法。

務請股東注意，如大手提包、攝影機、錄音機及錄影機等物品均不准帶進會場。為保安理由，大會有可能檢查閣下的私人物品，並要求把有關物品存放在年會場地入口處指定位置，方可進入會場。

如何投票？

如閣下為公司登記股東，可親身出席年會並在會上投票。如閣下為公司登記股東但未克出席年會，可委任代表代為出席年會，並於會上按閣下指示投票。有關委任代表的手續，請參閱股東周年大會通告說明函件第1及2段（本文件第4頁）。

如閣下只透過代理人持有股份而非公司的登記股東，請與閣下的證券經紀作出安排，委任閣下為公司代表，以取得出席年會及在會上投票的資格。

股東或委任代表在年會登記處登記後，將獲發出一份投票表格，以在年會上以按股數投票方式進行投票。

往賽馬會綜藝館的交通路線提示

Transportation Guide to Jockey Club Auditorium

乘搭九廣鐵路
By Kowloon Canton Railway (KCRC)

請於紅磡站"A"出口沿站內指示牌便可到達香港理工大學。
Please get off at Hung Hom Station at Exit A and follow the directional signage for the Hong Kong Polytechnic University (HKPU).

乘搭地下鐵路
By Mass Transit Railway (MTR)

請於佐敦站"D"出口前往柯士甸道，步行約12分鐘便可到達香港理工大學暢運道入口，然後使用噴水池廣場的主樓梯往廣場。
Please get off at Jordan station, take Exit D and walk along Austin Road for approximately 12 minutes. Please enter HKPU through Cheong Wan Road entrance and take the main staircase at the Fountain Square to the podium.

另外，可於地下鐵路九龍塘站轉乘九廣鐵路，並如上述的提示在紅磡站下車。
Or alternatively, you may change to KCRC train at Kowloon Tong Station and get off at Hung Hom Station as mentioned above.

乘搭巴士
By Bus

以下巴士路線只供參考：
The following bus routes are for reference only:

香港海底隧道站
Hong Kong Cross Harbour Tunnel Terminus

101, 101R, 102, 102P, 102R, 103, 104, 106, 107, 108, 109, 110, 111, 112, 113, 115, 116, 117, 118, 170, 171, 171P, 182, 307

下車後，請使用行人天橋前往香港理工大學廣場，然後沿指示牌往綜藝館。
After getting off, please take the footbridge leading to the podium of HKPU, and follow the directional signage for the Auditorium.

暢運道站
Cheong Wan Road Terminus

5, 5C, 8, 8A, 26, 28, 41A, 98D, 98P, 215X, 81C, 87D, 973

下車後，請使用噴水池廣場的主樓梯往廣場，然後沿指示牌往綜藝館。
After getting off, please take the main staircase at Fountain Square to the podium and follow the directional signage for the Auditorium.

乘搭的士
By Taxi

請於育才道的落客區下車，然後沿指示牌往綜藝館。
Please get off at the drop off area at Yuk Choi Road and follow the directional signage for the Auditorium.


CLP
中電



2006 Social and Environmental Report



For and on behalf of
CLP Holdings Limited
中電控股有限公司

April Chan
Company Secretary

Goals and Progress

CLP sets challenging goals that take a number of years to achieve. Here we illustrate our progress in 2006 and our aims for the future. All of our goals for 2007 are ongoing from 2006, and we have added some new milestones.

Goals	2004-2005
1. **Increase the capacity of renewable energy in CLP's power generation portfolio to 5% (equity basis) by 2010** *- to build a sustainable business for the future*	* Increased renewable energy portfolio from 0.5% to 1.4% * Partnered with Hydro Tasmania to develop regional renewable energy business through Roaring 40s * Commissioned wind farms at Woolnorth Bluff Point (Stage II) and Cathedral Rocks in Australia
2. **Take further steps towards assuring the availability of Liquefied Natural Gas (LNG) in Hong Kong by early next decade, including developing a receiving and storage terminal** *- to maintain the reliability and security of our power supply*	* Commenced Environmental Impact Assessment (EIA), field work ar engineering studies
3. **Take forward a plan to raise the environmental performance of our coal-fired plant in Hong Kong, including the installation of Flue Gas Desulphurisation (FGD) facilities and Selective Catalytic Reduction (SCR) plant** *- to help improve regional air quality*	* Commenced EIA * Commenced pre-engineering work
4. **Take forward a commercial scale pilot wind power demonstration project in Hong Kong**	✪ Completed review of 72 sites and shortlisted 2 sites ✪ Commenced wind monitoring and feasibility study for 2 sites, Hei Ling Chau and Kau Sai Chau
5. **Continue to implement the Group Climate Strategy in 2007** *- to prepare for a carbon constrained future*	* Developed and adopted the CLP Group Climate Strategy framework as approved by our Board of Directors in December 2005 * Established the Board's Social, Environmental and Ethics Committe which oversees the implementation of our Climate Strategy
6. **Operate our business with zero accidents and extend the disabling injury incident-free period beyond the existing best record for each facility and business unit** *- to ensure that each of us returns home to our family*	* Conducted Safety, Health and Environment (SHE) Management System internal peer review audit at Yallourn in Australia (2004) ar at GPEC in India (2005) * Suffered 1 staff and 2 contractor fatalities at our facilities in Hong Kong and Taiwan * Completed a new Safety, Health, Environment and Quality Strategy Plan in Hong Kong
7. **Promote environmental measures across the Group**	✪ Planned and inaugurated Group Environmental Conference (2005) ✪ Promoted SHE Management System to the operator of Guizhou CLP Power in Chinese Mainland ✪ Operated Roaring 40s Australian wind farm with reference to environmental policies and systems of Hydro Tasmania

Progress during 2006	Plans for 2007	Outlook for 2008-2012
* Increased renewable capacity to 2.6% * Commissioned wind farm at Changdao, Chinese Mainland * Registered Nanao project as a Clean Development Mechanism (CDM) project in Chinese Mainland * Launched a feasibility study of an offshore wind farm project in Hong Kong with UK wind farm developer, Wind Prospect	* Continue to develop new renewable projects where resources and policies are favourable * Commission wind farms at Weihai, Nanao Shuangliao, Rongcheng in Chinese Mainland and Woolnorth Studland Bay in Australia * Commission small hydro at Xinwan, Chinese Mainland * Progress with feasibility study for offshore wind farm project in eastern waters of Hong Kong	* Increase renewable capacity to at least 5% by 2010 * Develop and commission additional renewable projects in 2008 * Complete feasibility study for offshore wind farm project in Hong Kong in 2008
* Submitted EIA to Government in October	* Obtain EIA approval from Government in 1st quarter * Initiate site acquisition and land access processes	* Complete site acquisition and obtain Government approval for land access in 2008 * Commence construction of LNG terminal in 2008 * Commission LNG terminal in early next decade
* Submitted EIA and received Environmental Permit for installation of FGD and nitrogen oxides (NO_X) reduction facilities * Continued tendering and front end engineering	* Complete tendering and front end engineering * Commence installation of FGD and NO_X reduction facilities	* Continue installation of FGD and NO_X reduction facilities in 2008 * Bring FGD and NO_X units online in phases starting 2009
✩ Selected the Hei Ling Chau site ✩ Commenced EIA ✩ Initiated land acquisition and hardware procurement	✩ Obtain EIA approval from Government ✩ Complete detailed engineering design, land acquisition and hardware procurement	✩ Commission wind turbine in 2008 ✩ Launch educational programmes to complement the wind power demonstration project in 2008 ✩ Analyse project commercial feasibility based on wind performance data starting 2009
* Launched Group-wide greenhouse gas emissions inventory * Conducted climate risk assessments for all new investments	* Generate Certified Emissions Reduction credits (CERs) from our CDM projects * Receive United Nations Executive Board approval for other clean energy projects	* Continue to generate CERs starting 2008 * Prepare to participate in post-Kyoto framework
* Conducted internal peer review audit at Ho-Ping in Taiwan * Suffered 6 contractor fatalities at our facilities in Thailand, Australia and Chinese Mainland * Completed a 1-week baseline NOSA SHE review at Guizhou CLP Power in Chinese Mainland	* Conduct internal peer review audit at Yallourn and other facilities in Australia * Conduct full safety risks assessment on our facilities and operations * Implement Group-wide and site specific safety recommendations for our staff and contractors * Establish SHE Management System at Huaiji in Chinese Mainland	* Continue internal peer review audits at facilities where we have majority share and/or operational control, in a rolling cycle
* Planned Group Environmental Conference for 2007 * Installed low NO_X burners at Yire in Chinese Mainland * Installed low NO_X burners on 1 gas turbine unit at GPEC in India * Launched "Go Greening" campaign in Hong Kong	* Conduct 2nd Group Environmental Conference * Install low NO_X burners and selective non catalytic reduction (SNCR) for NO_X control at Yire in Chinese Mainland * Complete FGD upgrade at Guizhou CLP Power in Chinese Mainland * Retrofit FGD at Sanhe and Shiheng II in Chinese Mainland * Commence tendering for FGD retrofit at Shiheng I, Liaocheng I and Heze II in Chinese Mainland	* Continue Group Environmental Conferences approximately every 2 year * Complete installation of low NO_X burners in 1 of the remaining gas turbines at GPEC in India in 2008 * Retrofit FGD on 1st Unit at Panshan, Chinese Mainland in 2008 * Retrofit FGD on 2nd Unit at Panshan in Chinese Mainland starting 2009

Contents

Scope of Report

The Social and Environmental Report (SER) 2006 covers CLP's performance in social and environmental matters, governance and ethics, and stakeholder engagement for calendar year 2006, as well as our goals for 2007 and beyond. SER 2006 covers those entities in which we have a majority interest or operational control during the reporting period as listed below. We also include information about our other facilities.

Facility	Interest
Hong Kong	
CLP Power Hong Kong	100% and operational control
Castle Peak Power Company	40% and operational control
Australia	
TRUenergy	100% and operational control
Roaring 40s	50% and joint control at Board Level
Chinese Mainland	
Guizhou CLP Power	70%
Huaiji	84.9% and operational control
India	
Gujarat Paguthan Energy Corporation	100% and operational control
Taiwan	
Ho-Ping	40% and joint operational control

The reporting basis for performance data is 100% and we do not adjust the data to reflect our equity share.

SER 2006 describes CLP's plans and performance in managing the social and environmental dimensions of our activities in 2006 and our future goals. In developing the scope of SER 2006, we convened independently-facilitated focus groups of our report stakeholders. We also considered the feedback we received on SER 2005. The contents of SER 2006 were independently verified by ERM Hong Kong, whose statement appears at the end of this report.

Along with SER 2006, CLP is simultaneously launching our first online Sustainability Report (SR). SR is more comprehensive than SER 2006, as it includes elements and indicators recommended in the Global Reporting Initiative's G3 Sustainability Reporting Guidelines. While we continue to provide key performance measures in SER 2006, we are now saving paper by providing the more detailed performance statistics only through SR.

We also report to shareholders and stakeholders through a number of other channels. Our Annual Report (AR) 2006, issued along with SER 2006, focuses on the financial and operational performance of the company. Our website www.clpgroup.com is regularly updated, and contains a wealth of detailed information about CLP and our social and environmental initiatives. To facilitate reader access to additional information, we have highlighted those areas of this SER where further detail is available in AR 2006 or on our website, by using the symbols AR and .

Message from the Chairman and the Chief Executive Officer


Responsible management ensures that our social and environmental performance meets our own expectations and those of our stakeholders.

The Hon. Sir Michael Kadoorie (left) and Andrew Brandler (right)

In 2006, CLP continued to focus on the responsible management of the challenges we face in ensuring that our social and environmental performance meets our own expectations and those of our stakeholders.

The key social and environmental issues that we tackled during the year were safety, air quality in Hong Kong, global climate change and the building of a renewable energy business.

Safety has always been an utmost priority at CLP. However, 2006 was the most difficult year we have faced in many years, with fatal accidents involving contractors' staff in Australia, China and Thailand. Our position is that no accident is ever acceptable. Our goal is zero accidents and we strive to achieve this. Under the close oversight of the Board, senior management is giving its full attention to improving our safety record, including the measures necessary to improve cultural awareness of the importance of safety disciplines and procedures in some of the developing countries in which we operate.

The air quality in Hong Kong continued to suffer during 2006. The community understands that a concerted effort, across the Pearl River Delta, will be needed over a period of years to solve this problem. CLP has already demonstrated its determination and ability to control the emissions from its generating plant, and we will continue to improve our performance through major retrofits to our coal plant at Castle Peak to materially reduce emissions in sulphur dioxide and nitrogen oxides. The benefits of this project will start to be delivered by the end of this decade. In the meantime, we have taken additional measures in 2006 to control emissions from this plant, including the extensive use of ultra-low sulphur coal. CLP was one of the initiators and early signatories of the Clean Air Charter, where we joined with others in the community to support measures to reduce emissions and improve air quality throughout the region.

The supply of liquefied natural gas (LNG) to our gas-fired generating plant in Hong Kong is an essential element of our own efforts to contribute towards achieving and maintaining air quality. Due to the declining reserves in the Yacheng field, CLP proposes to build an LNG terminal in Hong Kong as we explained in our last Social and Environmental Report (SER). The Environmental Impact Assessment for this project was submitted to Government at the end of 2006. We have always realised that this is a project which will receive close, and often critical, public and political scrutiny. Hence we carried out an intensive stakeholder engagement programme to communicate with the public on the importance of the project. We are convinced that an LNG terminal is a critical component of the arrangements necessary to ensure that adequate, affordable and reliable supplies of LNG are available to support the continuing supply of electricity to our community in an environmentally responsible manner.

Climate change is a challenge of global proportions. Our climate strategy is overseen by our Board and its Social, Environmental and Ethics Committee. Our actions are set out in this SER and include, for example, the climate risk assessment of every proposed new investment. During the months ahead, we will be revisiting our climate strategy to ensure that it remains the best answer we can offer to the dilemma of responding to the growing demand from the people of our region for accessible and affordable electricity, whilst meeting this demand in a sustainable way.

Building a renewable energy business is a key element of our climate strategy. During the year we increased the percentage of renewable capacity in our generating portfolio from 1.4% to 2.6%. We are confident that we will achieve our target of 5% of our generating capacity by 2010 – and if we can do better, we will.

The social dimension of our business is important to us. In addition to contributing to people's well-being through providing them with the energy to improve their lives, we support all the communities where we are present, through a wide range of activities, described in this SER, in the fields of education, health and culture – all part of our efforts to "connect with the community".

For the first time this year, our SER will be supplemented by a more detailed and comprehensive online Sustainability Report (SR). These reports, together with our Annual Report, offer our shareholders and all stakeholders the opportunity to review our progress in 2006, as well as our setbacks, and our plans for the continuing effective and responsible management of all aspects of our business. We welcome and encourage your views and feedback on this SER and on our performance.

The Hon. Sir Michael Kadoorie
Chairman
CLP Holdings Limited

Andrew Brandler
Chief Executive Officer
CLP Holdings Limited

Hong Kong, 28 February 2007

Facilities

Majority share and/or operational control

Minority share and 50/50 joint venture


4 Shuangliao


China
CLP Guohua 5
Shenmu 6
SZPC 8
12 Changdao
14 Weihai
4 Rongcheng
16 Boxing
Guizhou CLP Power 7
18 Ho-Ping
Taiwan
Fangchenggang 13
17 GPEC
India
OneEnergy 19
Thailand


Huaiji 11
PSDC 10
15 Nanao II
9 GNPJVC
Guangdong – China


Black Point
2
New Territories
1 CLP Power Hong Kong
2 Castle Peak
2 Penny's Bay
Lantau Island
Hong Kong – China

Australia

Tallawarra 3

Cathedral Rocks 4

Torrens Island 3

3 Yallourn

Iona 3

Woolnorth Bluff Point 4

Woolnorth Studland Bay 4

Electricity transmission and power distribution system covering a supply area of approximately 1,000 sq. km
- 100% equity and operational control
- 554 km of 400kV lines
- 1,255 km of 132kV lines
- 171 km of 33kV lines
- 10,978 km of 11kV lines
- 55,769 MVA transformers
- 208 primary substations in operation
- 12,623 secondary substations in operation

2 Castle Peak Power Company Limited (CAPCO), Hong Kong, China
Total 6,908 MW fossil fuel power plants
40% equity and operational control
Water and waste management
(A) Castle Peak Power Station (Castle Peak)
- Coal-fired, 4,108MW (4 x 350MW, 4 x 677MW)
- Ash recycling programme
- Emissions controls: Low nitrogen oxides (NO_X) burners, electrostatic precipitators (ESP)
- Ultra low sulphur coal

(B) Black Point Power Station (Black Point)
- Gas-fired, 2,500MW (8 x 312.5MW)
- Emissions controls: Low NO_X burners

(C) Penny's Bay Power Station (Penny's Bay)
- Diesel oil-fired, 300MW (3 x 100MW)

3 TRUenergy, Australia
Total 4,126MW generating capacity, fossil fuel power plants and hedge agreement
12 Petajoule (PJ) storage capacity
100% equity and operational control
(A) Yallourn Power Station (Yallourn) and mine, Victoria
- Coal-fired, 1,480MW (2 x 360MW, 2 x 380MW)
- Open cut lignite mine, low sulphur, low ash coal
- Water and waste management
- Emissions controls: ESP

(B) Torrens Island Power Station (Torrens Island), South Australia
- Gas-fired, 1,280MW (4 x 120MW, 4 x 200MW)
- Water and waste management

(C) Tallawarra Power Station (Tallawarra), New South Wales – under construction
- Gas-fired, 400MW

(D) Iona Gas Storage Facility (Iona), South Australia
- 12 Petajoule (PJ) storage capacity
- 320 Tetajoule (TJ)/day gas production
- Emissions controls: Lean burn technology on compressors

(E) Long term hedge agreement with Ecogen
- Gas-fired generating capacity, 966MW

(F) SEAGas pipleline between Victoria & South Australia
- 33.33% interest

(G) Various long term gas supply contracts

4 Roaring 40s Renewable Energy Pty Ltd. (Roaring 40s), Hong Kong, China
Total 354MW generating capacity wind farm
50% equity and joint control at Board level
Accredited Renewable Energy Generator in Australia
(A) Woolnorth Bluff Point Wind Farm, Tasmania, Australia
- 65MW (37 x 1.75MW), 50% net equity

(B) Cathedral Rocks Wind Farm, South Australia, Australia
- 66MW (33 x 2MW), 25% net equity[1]

(C) Woolnorth Studland Bay, Tasmania, Australia
- 75MW (25 x 3MW), 50% net equity

(D) Datang Shuangliao Wind Farm, Jilin, China
- 49MW (58 x 850kW), 24.5% net equity[2]

(E) Guohua Rongcheng Wind Farm, Shandong, China
- 49MW (39 x 1.25MW), 24.5% net equity[2]

(F) Maharashtra Wind Farm, India
- 50MW (63 x 800kW), 50% net equity

5 CLP Guohua Power Company Limited (CLP Guohua), China
Total 2,100MW coal-fired power plants
49% equity
Water and waste management
Ash recycling
(A) Yire Power Station (Yire), Beijing
- 400MW (2 x 200MW), 49% net equity
- Emissions controls: ESP, flue gas desulphurisation (FGD), low NO_X burners (on two of the four boilers)

(B) Panshan Power Station (Panshan), Tianjin
- 1,000MW (2 x 500MW), 24.5% net equity[3]
- Emissions controls: ESP

(C) Sanhe Power Station (Sanhe), Hebei
- 700MW (2 x 350MW), 27% net equity[4]
- Emissions controls: Low NO_X burners, ESP

6 CLP Guohua Shenmu Power Company Limited (Shenmu), Shaanxi, China
- Coal-fired, 200MW (2 x 100MW)
- 49% equity
- Water and waste management
- Ash recycling
- Emissions controls: ESP

7 Guizhou CLP Power Company Limited (Guizhou CLP Power), Guizhou, China
- Coal-fired, 600MW (2 x 300MW)
- 70% equity
- Water and waste management
- Emissions controls: ESP, FGD

8 Shandong Zhonghua Power Company, Limited (SZPC), Shandong, China
Total 3,000MW coal-fired power plants
29.4% equity
Water and waste management
Ash recycling
Emissions controls: ESP
(A) Shiheng I and II Power Stations
- 1,200MW (2 x 300MW each)

(B) Liaocheng Power Station
- 1,200MW (2 x 600MW)

(C) Heze II Power Station
- 600MW (2 x 300MW)

9 Guangdong Nuclear Power Joint Venture Company Limited (GNPJVC, Daya Bay), Guangdong, China
- Nuclear, 1,968MW (2 x 984MW)
- 25% equity
- Water and waste management
- On-site temporary storage fuel and solid radioactive waste
- Spent fuel taken by national enterprise for ultimate reprocessing with radioactive waste to be disposed offsite in a dedicated repository

Guangdong, China
- Pumped storage, 1,200MW
- 49% equity




11 Huaiji Small Hydropower Stations (Huaiji), Guangdong, China
- Small hydro, 99MW from nine stations upon completion
- 84.9% equity and operational control
- Run-of-river and dams




12 HNEEP-CLP Changdao Wind Power Co. Ltd. (Changdao), Shandong, China
- Wind farm, 27MW (32 x 850kW)
- 45% equity

13 CLP Guangxi Fangchenggang Power Company Limited (Fangchenggang), Guangxi, China
- Coal-fired, 1,200MW (2 x 600MW)
- 70% equity
- High efficiency supercritical technology
- Water and waste management
- Emission controls: Low NO_X burners, ESP, FGD



14 HNNE-CLP Weihai Wind Power Company Limited (Weihai), Shandong, China
- Wind farm, 69MW (46 x 1.5MW, combined phase I & II)
- 45% equity



15 Huaneng Shantou Wind Power Company Limited (Nanao II), Guangdong, China
- Wind farm, 45MW (53 x 850kW)
- 25% equity

16 Shandong Boxing Biomass Combined Heat and Power Project (Boxing Biomass Project), Shandong, China
- Biomass, 6MW generator + 75tonnes/hr steam
- 79% equity



17 Gujarat Paguthan Energy Corporation Private Limited (GPEC), Gujarat, India
- Gas-fired, 655MW (3X138 MW gas turbine + 241MW steam turbine)
- 100% equity and operational control
- Water and waste management
- Emission controls: Low NO_X burners

18 Ho-Ping Power Company (Ho-Ping), Hualien, Taiwan
- Coal-fired, 1,320MW (2 x 660MW)
- 40% equity and joint operational control
- Water and waste management
- Emission controls: Low NO_X burners, ESP, FGD, Selective Catalytic Reduction (SCR)

19 OneEnergy Limited (OneEnergy), Hong Kong, China
Total 7,022MW, through investment in EGCO, gas-fired, hydro and biomass
50% equity
- REGCO and KEGCO: Gas-fired, 2,056MW (Thailand), ~11.2% net equity
- Nam Theun 2: Hydro (under construction), 1,070MW (Laos), ~2.8% net equity
- Kaeng Khoi 2: CCGT (under construction), 1,468MW (Thailand), ~5.6% net equity
- BLCP: Coal-fired, 1,434MW (2 x 717MW), (Thailand), ~5.6% net equity
- a portfolio of small power projects (in operation and under construction), 994MW, (Thailand and the Philippines), ~1.6 to 9.0% net equity

Note:
1. Roaring 40s holds 50% interest
2. Roaring 40s holds 49% interest
3. CLP Guohua holds 50% interest
4. CLP Guohua holds 55% interest

More information on CLP's assets and investments is available in our Annual Report 2006. AR



CLP has set high standards of corporate citizenship. We believe that wherever we operate we have a role to play in contributing to the social, economic and environmental well being of the local community.

Our actions must be aligned with our aspirations and standards and contribute to the economic and social progress of the communities in which we operate.

We maintain these standards by:

- Actively and consistently supporting programmes in the local communities in which we operate. These are specifically targeted towards the areas of community care, youth and education, and arts and culture. CLP has a significant commitment to specific programmes in which we can add value. These include over 220 projects in Hong Kong from the Care for the Elderly to community education and voluntary work programmes, the CLP Young Power Programme, as well as Project Hope School in Chinese Mainland, "Reach" and numerous other programmes in Australia, and education and health initiatives in India, as well as other initiatives in the region.
- Engaging stakeholders substantively to provide timely and open communications and to take into account public views on our infrastructure development projects, as well as to participate in public policy debates on matters of public interest. We provide regular briefings, and other 2-way communications for our stakeholders, including our customers, employees, shareholders, suppliers, the financial community, other businesses, government, the community and the media. For example :
  - In Hong Kong, as part of consultation on the new Scheme of Control, CLP held more than 350 stakeholder meetings and briefings to share information and views. In addition, around 370 stakeholder forums were arranged to discuss and outline CLP's proposal to develop an LNG terminal in Hong Kong. Two tracking polls were also conducted in August and November to assess public opinions of the LNG project.
  - TRUenergy maintains regular contact and discussion with key stakeholders and has begun development of a formal stakeholder engagement framework. Local communities were engaged through initiatives such as the TRUenergy Gas Storage environmental review committee and Gas Facility Forum. At Tallawarra, TRUenergy hosted community consultation sessions to provide comprehensive information on proposed development plans to interested members of the local community.
  - In Thailand, BLCP managed an ongoing community relations programme that includes community site visits, opinion surveys of local communities and community activities. In addition, it held bi-monthly EIA Monitoring Committee and Tripartite Committee meetings. Both committees involve representatives from local communities, government agencies and BLCP.
- An explicit commitment to corporate social responsibility. CLP was a founding signatory to the Hong Kong Corporate Social Responsibility Charter. As a signatory we have agreed to provide leadership in addressing and promoting CSR and to integrating CSR into our organisational strategy and operations. This sense of social responsibility also forms an integral part of our mission, values and strategies, which are set out in the CLP Value Framework.
- Commitment to managing the impact of all our operations on the environment. It is our policy to use our resources responsibly while complying with all applicable laws and regulations. We educate our people about environmental concern and responsibility as we continuously monitor, report and improve the environmental performance of our business. CLP is an active participant in air quality and climate change discussions. We also actively promote environmental awareness through a wide range of public education and community involvement programmes such as PowerWise, the Energy Innovation Fund, a Go-Green Campaign, support for the PowerWorks energy education centre in Australia and other energy efficiency and conservation initiatives.
- Maintenance of supply reliability. CLP takes pride in its world-class performance of supply reliability and excellent customer services. Comprehensive and effective risk management and asset management systems in safeguarding the reliability and robustness of our power systems. Although electricity consumption in Hong Kong has grown 18-fold over the past four decades, CLP Power Hong Kong still manages to deliver a world-class supply reliability of 99.99%. Reliability is a top priority for our customers.

Risk Management

CLP faces a wide range of risks in our business operations, many of which are discussed in our Annual Report (AR) 2006. Social and environmental risks can also be material to our business. These include risks from new environmental regulations, and the potential impacts of climate change. AR

Crisis Management

CLP maintains a Crisis Management and Communications Plan. Plans have been developed at both the Group and operational level. For example, TRUenergy in Australia and CLP have a consolidated Crisis Management Plan. Crisis scenarios are used in regular drills which are undertaken to test the readiness of our systems and communications and to ensure we are able to address potential crises. In Hong Kong, drills include simulated corporate crises, tower rescue operations, chemical spillage, typhoons, fire fighting and evacuation, and power incidents. In the major operating unit, Power Systems, alone, over 136 such drills involving around 3,100 participants were conducted in 2006.

Environmental Regulations

The expanding scope and complexity of environmental regulations raise our operating costs for compliance, and involve more time and processes with obtaining permits to proceed with new projects. New standards and regulations may also affect customer usage patterns and demand growth.

CLP manages these risks by:

- oversight of environmental risk management by the Social, Environmental and Ethics Committee of the Board of Directors
- development and certification of environmental management systems at all facilities where we have majority share and/or operational control
- timely publication of independently verified emissions data according to internationally recognised protocols
- extensive stakeholder engagement for new infrastructure projects and on key issues relating to our existing business
- expanding the resources and responsibilities of our environmental departments, including upgrading software to manage increasingly detailed environmental performance data

Climate Change

As our CEO notes in our AR 2006 (pages 10 to 11), climate change is a significant issue for CLP and the entire energy sector. CLP's conventional fossil fuel business is exposed to the risk of new regulations on greenhouse gas emissions with the potential to reduce the competitiveness of those facilities.

Over the longer term, CLP's entire business, and our entire customer base, will be at greater risk for the physical impacts of climate change, which may include degradation of performance, increased storm damage, and loss of sales to customers heavily impacted by these phenomena. At the same time, new government policies and customer attitudes are expanding opportunities for green energy business.

Given the significance of the issue, CLP's climate risk management is overseen directly by the Board of Directors. In 2006, CLP began the implementation of a Climate Strategy framework, including the following:

- climate risk assessment reviewed by the investment committee prior to commitment on all major investments
- active participation in relevant regulatory developments, particularly in Australia where an emissions trading scheme has been proposed
- climate risk management measures incorporated into our business plans, with goals, targets and metrics to quantify progress
- pursuit of renewable energy business, particularly those that qualified for policy support in state, national or international frameworks
- participation in the World Business Council for Sustainable Development, and other business initiatives, to inform the climate policy debate

Energy efficiency is an integral part of CLP's overall risk management as well as our Group Climate Strategy. Higher efficiency makes energy use more sustainable – socially, economically, and environmentally – for both CLP and our customers. CLP regularly upgrades our facilities and our processes – particularly our power generation and cooling systems to save fuel and water. These savings continue to accrue over the remaining life of the facilities.

CLP also offers energy efficiency education as well as commercial energy efficiency services to our retail customers and the community at large in Hong Kong and Australia. While higher energy efficiency can potentially reduce electricity sales or sales growth in the short-term, this is outweighed by the long-term benefits – saving resources and postponing the need for new energy infrastructure. It is CLP's policy to support end use energy efficiency because we believe it is in everyone's best interest.


Vision
Mission
Strategy
Values
Commitments
Policies & Codes
What do we want to be?
What benefits will we bring to our stakeholders?
How will we achieve this?
What guides the pursuit of our strategy?
What must we do to uphold our values?
What must we do to meet our commitments?

We regard good ethics, embodied in the CLP Value Framework and our corporate governance structure, as fundamental to the achievement of our business goals. We set up the Social, Environmental and Ethics (SEE) Committee of the Board and put in place policies, processes and reporting structures to ensure ethical behaviour throughout the Group.

Social, Environmental & Ethics (SEE) Committee

In October 2005, we established the CLP Board SEE Committee to oversee CLP's positions and practices on social, environmental and ethical issues that affect shareholders and other key stakeholders. The SEE Committee is chaired by the CEO and comprises executive and non-executive directors.

Key activities of the SEE Committee in 2006 were to:

- oversee the implementation of the CLP Group Climate Strategy
- endorse the Group-wide Procurement Values and Principles

Code of Conduct

CLP's Code of Conduct is an integral part of the CLP Value Framework and a key component of our corporate governance framework. It translates our commitments to all our stakeholders into a set of formal written requirements and puts all employees, officers and directors under stringent obligations.

Anti-Corruption/Anti-Fraud Measures

The CLP Value Framework has specific requirements to prevent fraud and corruption and we have been adamant that all staff follow them strictly. In 2006, we made one step further in incorporating Fraud Risk Assessment for all our business units.

We also:

- conducted a series of Internal Control Refresher Communication Sessions to reinforce the awareness and understanding of the Code of Conduct
- disseminated key anti-corruption/anti-fraud messages across CLP using a "train-the-trainer" approach, which we will continue on a regular basis

The Code of Conduct also applies to our project developments. The Power Project Development Toolkit explicitly requires "...zero tolerance for corruption, even if this means walking away from an otherwise attractive project".

In 2006, there were 8 cases of breach of Code of Conduct. Sanctions applied ranged from reprimands to dismissal. None of the breaches of the Code involved senior managers or was material to the Group's financial statements or overall operations.

Open Communication

CLP's standards of governance and ethics are supported internally by communication with our staff, and externally through transparency in reporting. Our new online Sustainability Report represents a step forward in transparency.

We also stepped up our internal communications with staff. We are committed to nourishing mutual understanding, trust and respect among employees. We communicate with our employees through intranet, team briefings and meetings, toolbox talks, suggestion boxes, and consultative committees.

We introduced in 2006:

CLP Power Hong Kong

- 4 "Casual Talk with MD" sessions between employees and Betty Yuen, Managing Director of our Hong Kong business
- Enhanced representation of Joint Consultative Committees to discuss and resolve issues of concern to employees

TRUenergy, Australia

- Occupational Health and Safety Committee
- Focus group to develop the behavioural statement for the CLP values which were rolled out in November

Facility Compliance and Certification (for period 1 January – 31 December 2006)

Facility	Compliance / Certification		
	Full Environmental Compliance	ISO 14001	Additional Certification
Majority Share and/or Operational Control			
CAPCO (CPPS, BPPS, PBPS)	✓	since 2000	OHSAS 18001 (since 2002)
CLP Power Hong Kong (Power Systems, Marketing and Customer Services)	✓	since 2000	OHSAS 18001 (since 2002)
TRUenergy (Yallourn, Torrens Island, Iona)	✓	Yallourn since 1998 Torrens Island since 2002 Iona since 2003	AS 4801 (since 2004)
GPEC	✓	since 1999	NOSA 5-Star (2006: 3-Star)
Ho-Ping	X[1]	since 2004	NOSA 5-Star (2004: 2-Star) (2005: 3-Star) (2006: 3-Star)
Guizhou CLP Power	X[1]		
Huaiji	✓		
Minority Share and 50/50 Joint Venture			
Roaring 40s	✓		
CLP Guohua (Yire, Panshan, Sanhe, Shenmu II)	X[1]	since 2002	OHSAS 18001 Panshan, Sanhe (since 2003) NOSA 5-Star Yire, Shenmu II (since 2005) Panshan, Sanhe (since 2004)
SZPC (Shiheng, Heze II, Liaocheng)	✓	since 2002	OHSAS 18001 Shiheng, Heze II (since 2002) Liaocheng (since 2004)
GNPJVC	✓	since 1999	
EGCO (REGCO, KEGCO)	✓	KEGCO, REGCO since 2001	OHSAS 18001 (KEGCO since 2004[2]) (REGCO since 2005)

✓ = compliance   X = non-compliance due to exceedance of emission limits

1 For exceedance details, see Environment, P. 14.
2 KEGCO's certification was obtained in year 2004 with OHSAS 18001 version 1999.

Awards and Recognition

Best Regional Company (Power Sector), *FinanceAsia*
Best Managed Utilities Company in Asia, *Euromoney*
Hong Kong Awards for Sustainability Reporting, *Association of Chartered Certified Accountants*
Best Annual Report Award, *Hong Kong Management Association*
Best Corporate Governance Disclosure Award, *Hong Kong Institute of Certified Public Accountants*



CLP is committed to the responsible use of resources and management of the impact of our business on the environment. We have assessed our impacts, and implemented a series of substantive measures in areas which are critical for CLP, our stakeholders and our environment.

Air quality and climate change remain as our top priorities and our initiatives in energy efficiency and renewable energy work to support improvement in these key areas.

Clean Fuel

The type and quality of fuels, as well as technologies we use, ultimately dictate the type and amount of pollutants emitted from power generation. We recognise the importance of these factors and therefore take great care when making our fuel and technology choices. We are constantly seeking the right balance of fuel mix to manage emissions, while ensuring a reliable and affordable supply of electricity to our customers.

Natural gas is the cleanest burning fossil fuel. We are currently working to bring an LNG receiving terminal to Hong Kong. The EIA for the proposed LNG terminal went through public consultation between 27 December 2006 and 25 January 2007, followed by a 30-day review by the Advisory Council on the Environment. Our LNG website provides more detailed information and updates.

What's happening with natural gas supply in Hong Kong?



Professor William Barron
Institute for the Environment
The Hong Kong University of Science and Technology

Gas reserves have a finite life. We currently receive our natural gas from the Yacheng gas field, located off Hainan Island, China. There are other small gas fields, which have been discovered in recent years in southern China, but these fields are relatively small and have already been targeted to supply other cities in China. We can only estimate when the field depletes as it will depend on the rate at which we use up the remaining reserve. Current estimates show that the Yacheng gas will be depleted early in the next decade at the rate needed to meet the 2010 emissions reduction targets. This is why it's so urgent to secure a timely replacement gas supply so we can continue to meet the demand for electricity and have environmental improvement in Hong Kong. To achieve this we are actively developing an LNG receiving terminal in Hong Kong so we can import gas from a variety of sources. This is the only option capable of fully meeting our gas supply requirements with respect to timing, security of supply, adequate volume and flexibility, and competitiveness.



Richard Lancaster
Commercial Director
CLP Power Hong Kong

CLP has been at the forefront of CSR, and is very open about what it does, but it remains a fact that even after all the "green measures" you have adopted, you are still the single largest polluter in terms of sulphur dioxide emissions. What steps are CLP taking to reduce emissions?

David Eldon
Chairman
The Hong Kong General Chamber of Commerce

Air quality is a regional issue. There is no question that within Hong Kong, power companies and transportation are the two major sources of local pollution. CLP, being the largest power company in Hong Kong, has and will continue to play an active part in cleaning up the air.

Since the 90s, we have introduced nuclear power and natural gas to our power generation, effectively reducing emissions by 50-80% despite an increase in electricity consumption of 80% during the period. Our Castle Peak Power Station was fitted with the best available technology at the time of construction in the 80s and subsequently installed with additional environmental enhancement equipment; and our increased use of ultra low sulphur coal has lowered SO_2 emissions substantially in recent years.

We are progressing with our plan of building an LNG terminal in Hong Kong, and aim to secure all the approvals from the Government within 2007 so that we can complete the facility by 2011. LNG has virtually no SO_2 and is the cleanest fossil fuel available at the moment. Increasing the use of gas to 50% of our fuel mix is therefore a critical step towards meeting Government's 2010 emissions reduction target. In addition, work is underway to retrofit Castle Peak Power Station with emissions control facilities, which will further reduce SO_2 emissions upon completion at the turn of the decade.

We all wish to see blue skies and fresh air, the sooner the better. This vision is achievable only with the collective efforts from all sectors and individuals in the community. CLP's objective in this area is to take forward the aforesaid initiatives actively and responsibly to bring about direct environmental benefits at the operational level. We have also joined other business concerns in Hong Kong in the pledge for the "Clean Air Charter", led by the Business Coalition on the Environment, and will continue with our series of public education programmes, such as the Energy Innovation Fund and PowerWise, to enhance the community's knowledge of energy conservation and innovation.



Betty Yuen
Group Director – Managing Director Hong Kong

Air Quality

In support of the 2010 emissions reduction targets in Hong Kong, we continue to undertake the following initiatives:

- Retrofit of emissions reduction equipment – Environmental Protection Department issued an Environmental Permit to retrofit SO_2 and NO_X reduction equipment at four Castle Peak Power Station units
- Increased use of ultra low sulphur coal – Castle Peak Power Station will continue using ultra low sulphur coal secured from a five-year contract signed in 2005
- Proposed construction of an LNG terminal – This will help secure a long term supply of natural gas, and contribute to reducing SO_2 and particulate emissions by allowing us to use up to 50% natural gas in our fuel mix in the future.

In 2006, our Hong Kong power stations saw an over 20% reduction in both SO_2 and particulates, and over 10% reduction in NO_X. These were due to the increased use of ultra low sulphur coal at our Castle Peak Power Station.

CLP's Air Emission Reductions in Hong Kong


kT
150
120
90
60
30
0
Reduced by 79%
1990
2006
Projects Completion
kT
150
120
90
60
30
0
Reduced by 56%
1990
2006
Projects Completion
kT
10
8
6
4
2
0
Reduced by 76%
1990
2006
Projects Completion
NO_X
SO_2
Particulates

Significant emissions reduction expected upon completion of LNG and emissions reduction projects

Total Air Emissions from CLP Power Hong Kong


Total Emissions
kT
200
150
100
50
0
Electrostatic Precipitators at Castle Peak
Low NO_X burners at Castle Peak
Nuclear at Daya Bay
Natural Gas at Black Point
Fast Depleting Gas Reserve
Secured EnviroCoal Supply
Boiler Optimisation
90
91
92
93
94
95
96
97
98
99
00
01
02
03
04
05
06
NO_x
SO_2
Particulates

Total Emissions Reduction 1990-2006	
NO_x	↓ 79%
SO_2	↓ 56%
Particulates	↓ 76%
Total Electricity Demand	↑ 82%

What does CLP think of the government's proposal for emissions trading? Will you participate?



Simon H. Y. Lee
Vice President
MorganStanley,
Hong Kong

We welcome the government pilot emissions trading scheme as one of the options to facilitate air quality improvement in the region. We have exchanged views with the HKSAR Government on the implementation framework, details of which have recently been announced to the public, and we will work with the Government to explore the way forward. We understand a joint government management panel will be established to assist in further developing and administering working requirements that are most critical to the success of any fair and effective trading scheme. We have maintained an open and supportive stand throughout the development of the pilot scheme. Up to the present stage it is difficult to predict the volume of tradable credits and the smoothness of the process given it is still an initial experiment for cross boundary trading. Meanwhile, we as a responsible company have to take all prudent steps to ensure we are in compliance with the law in our emissions from generating plants. We have been progressing well with our programmme to retrofit our coal-fired power station at Castle Peak with new emission control facilities which are targeted to come on stream during 2009-2011. These facilities will give us more direct control of the capability to reduce local emissions and contribute to the regional air quality goal. We shall make a further assessment later to determine when and how to make use of our available options, including a serious consideration of voluntary participation in emissions trading, to better serve our environmental goal and obligation for the benefit of the HKSAR.



S. H. Chan
Planning Director
CLP Power Hong Kong

Emissions from CLP's other power stations in 2006 were generally similar to the previous year. GPEC retrofitted new burners on one of its gas turbines, which lowered its NO_x emissions initially by approximately 50%. We plan to progressively upgrade the burners in the other two gas turbines based on outage opportunity.

There were two exceedances of licence limits of sulphur oxides at Ho-Ping. These exceedances occurred as a result of the use of coal straight from the ship without the opportunity of mixing with lower sulphur coal, due to rain conditions and prior damage to the coal domes. One of the coal domes is currently under reconstruction while the tenders for the other two domes have been issued.

There was one licence limit exceedance of particulate emissions at Yallourn, which was mitigated within 30 minutes.

To mitigate the exceedance of the licence limit for sulphur oxides emissions at Guizhou CLP Power, we awarded a contract for the Guizhou CLP Power FGD upgrade and started construction of the two units in 2006. The FGD upgrade is scheduled to be completed by the end of 2007.

Among our minority share facilities, we also experienced SO_2 and NO_x exceedance at Panshan. We will commence the retrofitting of FGD at Panshan in 2007. At Yire, we completed the installation of low NO_x burners to two of the four boilers at the power station. The remaining work will continue into 2007 to further combat the exceedance in NO_x. In Shandong, FGD retrofit works commenced at Shiheng II and we plan to issue tenders for retrofitting the other 3 power stations in 2007.

Climate Change

Climate change poses environmental, social and economic threats to our planet. There is strong evidence that climate change is largely attributed to human activities and could have serious consequences such as sea level rise and greater frequency and severity of extreme weather events.

Climate change also poses risks to the energy sector. The electricity business may face interruptions to power supply networks due to floods and storms, higher insurance costs, and more stringent regulations. For example in Australia, the availability of cooling water, which is essential for operating our power stations, may be impacted by water scarcity and droughts, either directly as existing water resources are diminished, or because of reallocation by governments to urban uses.

CLP's Board of Directors approved a Climate Strategy framework for the Group in December 2005. In implementing this framework in 2006, we:

- conducted a climate risk assessment for every investment we considered
- increased the capacity of our renewable energy in our power generation portfolio from 1.4% in 2005 to 2.6% in 2006
- committed as the majority investor in the 330MW Jiangbian hydro project in Sichuan in the Mainland
- applied high-efficiency power generation technologies in new project proposals
- progressed plans to use lower-emitting fuels in our existing operations, such as the planned LNG receiving terminal in Hong Kong
- launched our Group-wide greenhouse gas inventory
- received approval from the United Nations Executive Board to register a Guangdong Nanao wind project as a Clean Development Mechanism (CDM) project and started the process of formal validation audit by a United Nations designated entity for another 4 projects
- continued our active participation in climate-related discussions and debates.

We report our major greenhouse gas emissions annually. Our reported Group total CO_2 emissions in 2006 from fuel combustion increased as a result of the addition of Guizhou CLP Power, reporting its CO_2 emission for the first time. In Hong Kong, CLP's emissions of CO_2 per kilowatt hour(kWh) electricity sold in 2006 (including imported nuclear power) was 0.53kg CO_2/kWh.


CLP Group CO_2 Emissions from Direct Combustion (1990-2006)
CO_2 Emissions kT
50,000
40,000
30,000
20,000
10,000
0
90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06
CAPCO[1]
GPEC
Guizhou CLP Power
Castle Peak[1]
Penny's Bay[1]
Yallourn
Ho-Ping
Torrens Island
Black Point[1]
1: In 2006, CO_2 emission for CAPCO were reported from the 3 power stations separately.

In 2006, as a part of our climate strategy, a Group-wide greenhouse gas emissions inventory reporting guideline was developed to follow internationally recognised reporting and calculation methods, including "The Greenhouse Gas Protocol: A Corporate Accounting and Reporting Standard". We are now monitoring all Scope 1 and Scope 2 emissions from our power generation, gas storage and transmission and distribution facilities. Starting in 2007, we will also include emissions from our retail businesses.

We expanded our GHG inventory to include methane (CH_4), nitrous oxide (N_2O) and sulphur hexafluoride (SF_6) in 2006. Our inventory also includes fugitive emissions as well as emissions from our vehicle fleet and our use of electricity in offices. We do not include hydrofluorocarbons (HFCs) and perfluorocarbons (PFCs) because we do not emit significant quantities of these gases.

The world is waking up to climate change. CLP's target for 5% renewable energy capacity doesn't seem like enough. What about the other 95%?



Luciana Wong
Immediate Past Chairman of The Chartered Institution of Water and Environmental Management Hong Kong and Member of The Strategy Sub-committee, Council for Sustainable Development, HKSAR Government

Climate change is indeed one of the biggest challenges to sustainable development. The World's leaders are struggling to find a solution to limit the extent of global warming. The Kyoto Protocol is perhaps the most significant step to be taken so far, with the general objective of a 5% reduction below the level of emissions in the reference year 1990. Signatories are struggling to meet that target and it is already evident that some will miss it. But the Kyoto Protocol is the first step in broad international engagement to solve the global problem of climate change.

CLP's voluntary renewable energy target is our first step on that journey which brought a whole new dimension to our business. But we envision much more. Energy efficiency for example is an underutilised resource. And new technology, some of which is still on the drawing board today, will allow us to use fossil fuels with dramatically lower emissions. I also believe nuclear power has to be back on the table.

In order for all of this to happen, there must be a policy framework, a "post-Kyoto agreement", that will recognise the value of avoiding emissions, and that will address the inequities between developed and developing countries. Economies that have benefited from huge quantities of unregulated emissions in the past should bear a greater share of the responsibility for controlling emissions in the future.

Managing climate change requires collective efforts. In the CEO's Review of our Annual Report, I have talked in greater detail about how CLP plays its part. AR



Andrew Brandler
Chief Executive Officer

CLP Group Greenhouse Gas Inventory 2006



Emissions
kT CO_2 equivalent
100,000
10,000
1,000
100
0
CO_2
N_2O
CH_4
SF_6

The inventory includes emissions from all major combustion sources, company vehicles, fugitive emissions and electricity use.

While climate change is a significant threat to the industry, being pro-active on the issue can create new market opportunities for CLP. Customers show an increasing interest in purchasing renewable energy and in utilising energy efficiency services. Through TRUenergy in Australia, we offer a range of greenhouse gas-friendly retail electricity products, accredited under the "GreenPower" accreditation scheme. At the end of December 2006, there were approximately 24,500 residential and 1,000 commercial customers on TRUenergy green power products. During 2006, TRUenergy Green sales amounted to more than 23,000 MWh.

We recognise that this is just the start of our efforts to address the issue of climate change. We will continue to apply our climate strategy across our business operations.

Renewable Energy

CLP is committed to developing renewable energy and see it as an important component of our future business. In December 2004, we announced our Group target of increasing the capacity of renewable energy in our power generation portfolio to 5% by 2010.

To deliver on this target, CLP Renewables, a separate entity dedicated to developing CLP's renewable energy portfolio, partnered with China Huaneng Group and Guangdong Electric Power Development Company to develop wind farms in China. CLP also entered into a 50/50 joint venture with Hydro Tasmania in 2005 to form Roaring 40s, to develop renewable energy projects across the Asia Pacific region.

To date, most facilities in CLP's small renewables portfolio are developed as greenfield projects. Thus CLP is making a direct contribution to an increase in the total renewable capacity in the region.

In 2006, we increased our investment in small renewables, adding 118.6MW to our portfolio, bringing our total to 285.7MW on an equity basis. As at year end 2006, 241MW (Gross) of CLP's renewables portfolio have been commissioned for regular operation, with a further 368MW (Gross) committed for construction. As at end of 2006, our renewables portfolio reached 2.6% of our total generating capacity.

→ (Left) Huaiji Hydro power project in China

→ (Right) Erection of wind turbine at Weihai Wind Farm in China





With increasing public demand for action on climate change, what is TRUenergy doing to promote the switch to clean, renewable energy sources?



Geoff Mabbett
Chief Executive
Sustainability Victoria,
Australia

TRUenergy recognises its responsibility to promote energy and resource efficiency in our operations and is passionate about helping Australians make a switch to clean, renewable energy sources. We offer a range of green energy products, all of which are accredited and are independently verified by the National GreenPower accreditation scheme. This guarantees we will purchase clean, renewable energy on our customer's behalf. Following extensive consumer research, we have also recently released a new product, "TRUenergy Go Green", a competitively priced electricity plan that provides households with the option of switching to 100% renewable energy at no extra cost.

TRUenergy is one of the few Australian energy retailers to offer only "GreenPower" accredited products. In 2006, a survey by national environmental groups rated our TRUenergy Wind product as a market leader.

In 2006, we also partnered with leading environmental action group, Easy Being Green, in a joint climate change awareness scheme to encourage householders and businesses to significantly reduce their greenhouse gas emissions. Following the promotion, nearly one million New South Wales residents agreed to install energy efficient light bulbs and shower heads and a further 3,000 residents agreed to switch to 100% renewable energy.



Richard McIndoe
Group Director –
Managing Director
Australia

Growth of CLP's Renewable Energy Portfolio

Q1 2006	• Began work on the feasibility study for a potential 180MW wind farm off Sai Kung, Hong Kong in collaboration with UK wind farm developer Wind Prospect. The EIA commenced upon receipt of the study brief from the Government in May 2006. • Commenced construction of a 75MW wind farm at Woolnorth Studland Bay in Tasmania.
Q2 2006	• Started commercial operation of the 27MW Changdao wind farm in Shandong province on 1 May 2006. The wind farm is connected to the Shandong provincial grid serving Yantai City.
Q3 2006	• Further increased our interest in Huaiji to 84.9% through a successful restructuring of the Huaiji shareholding with the local partner. • Established a joint venture with Guohua Energy for the development of a 49MW Greenfield wind power project at Rongcheng City in Shandong province. • Obtained approval for Guangdong Nanao 45MW wind project co-owned with China Huaneng Group as a CDM project.
Q4 2006	• Completed construction works and erection of wind turbines of the 20MW Weihai Phase I wind farm. Commenced test and commissioning with operation of the wind farm targeted for 2007. • Commenced construction works of 49MW Weihai Phase II wind farm. • Signed a joint venture agreement for a 6MW plus 75tonnes/hr (steam) combined heat and power biomass project in Boxing, Shandong. CLP holds 79% interest. • Signed a development agreement with Enercon India for the development of a 50MW wind farm in Maharashtra, India. The project will be 100% owned by Roaring 40s.

CLP Renewable Energy Equity Profile


MW
300
250
200
150
100
50
0
Q4 04
Q1 05
Q2 05
Q3 05
Q4 05
Q1 06
Q2 06
Q3 06
Q4 06
Huaiji China (small hydro), exisiting asset at Q4 2004
Changdao, China (wind)
Huaiji, China (small hydro) (buy out partner shares)
Weihai, China (wind)
Woolnorth Bluff Point, Australia (wind)
Cathedral Rocks, Australia (wind)
Shuangliao, China (wind)
Huaiji, China (small hydro) (restructuring)
Nanao II, China (wind)
Woolnorth Studland Bay, Australia (wind, under construction)
Huaiji, China (small hydro) (buy out partner shares)
Rongcheng, China (wind)
Weihai Phase II, China (wind)
Boxing, China (biomass)
Huaiji, China (small hydro)
Maharashtra, India (wind)

In Hong Kong, we commenced EIA and hardware procurement for a commercial scale wind power demonstration project in 2006.

We believe that hydro power is an important renewable energy resource. In 2006, CLP committed as the majority investor in the 330MW Jiangbian hydro project in Sichuan province in Chinese Mainland. Through CLP's indirect ownership interest in EGCO, CLP's renewables portfolio also includes a 2.8% equity interest in the 1,070MW Nam Theun 2 transbasin hydro project currently under construction in Laos[1].

CLP and investment partners are assessing the opportunities to take forward renewables as Clean Development Mechanism (CDM) projects under the Kyoto Protocol. CDM projects can create Certified Emission Reduction credits (CERs) between now and 2012. CERs can be sold to countries which have binding obligations to reduce their greenhouse gas emissions. CERs therefore can contribute to the sustainability of our renewables projects as well as to the mitigation of global climate change.

In 2006, a Guangdong Nanao 45MW wind project (co-owned with China Huaneng Group) was approved as a CDM project by the UN Executive Board.

Our renewable energy projects in China submitted and pending CDM approval include:

- Guangdong Xinwan 16MW hydro project (co-owned with a local enterprise, Huilian)
- Shandong Changdao 27.2MW wind project (co-owned with China Huaneng Group)
- Shandong Weihai 19.5MW wind project (co-owned with China Huaneng Group)
- Jilin Shuangliao 49.3MW wind farm (co-owned with Datang through Roaring 40s)

We also have plans for a biomass project in Shandong Boxing to be developed as a CDM project.

1 Large hydro projects are not being counted towards our 5% target because we did not include large hydro capacity in our benchmarking when we set the target.

"TRUenergy Go Green"

We offer our residential customers a "TRUenergy Go Green" 100% renewable energy package which features green energy at no extra cost. Green energy is made up of 10% GreenPower from accredited "new" renewable sources and 90% from "existing" renewable sources. We also offer 100% accredited renewable energy from wind power, as well as other blends of renewables.

Energy Efficiency and Conservation

Energy efficiency means doing more with less. In our business, it can save fuel and avoid unnecessary emissions. CLP undertakes projects every year to improve energy efficiency and/or conserve water and other resources. We will continue our efforts in achieving higher fuel efficiency by using new technology.

"Easy Being Green"

TRUenergy participated in the "Easy Being Green" initiative to distribute free Climate Change Starter Packs which contain energy saving light bulbs and a water-saving showerhead for electric boilers. By installing these packs, recipient households are able to save A$150 on both their electricity and water bills and an average of 21,000 litres of water annually. One tonne of greenhouse gas emissions is also avoided.

TRUenergy also launched in 2006 new education and counselling initiatives to help around 18,000 customers reduce their energy use and save on bills.

Combined Cycle Gas Turbine

Combined Cycle Gas Turbine (CCGT) technology is recognised as being safe, efficient and clean. CCGT uses natural gas as the primary fuel to drive the gas turbine to produce electricity. Energy in the gas turbine exhaust is transferred to a steam cycle producing additional electricity. The thermal efficiency of CCGT (42–50%) is significantly higher than that of conventional pulverized coal power plants (32-37%). CLP was a pioneer in bringing CCGT to Hong Kong in our Black Point Power Station. We also use CCGT at GPEC in India and will install it for our Tallawarra power plant, now under development in Australia.

→ (Left) Wan Po Road energy efficient substation in Hong Kong
→ (Right) Solar panel for rainwater recycled irrigation system on the rooftop of Wan Po Road Substation in Hong Kong









→ (Left) Skywoodland model for Hong Kong
→ (Right) Fangchenggang supercritical plant under construction in China

Energy Efficient Substations

Energy conservation is the main theme for the design of our green substations in Hong Kong. The elimination of mechanical ventilation fans and the use of energy efficient lighting designs reduce operation and maintenance requirements for power. With this approach, the ventilation and lighting energy consumption at Wan Po Road Substation is 30% lower than existing conventional substations.

Our energy efficient substations include the following environmental features:

- Low noise transformers with natural cooling design
- Oil free cables and switchgears
- Wind catch roof to enhance natural ventilation for transformer heat dissipation – devised using the Computational Fluid Dynamics Modeling technique
- Utilisation of daylight by installation of window glazing throughout the building where practical
- Landscape roof top and design to blend in with the environment
- Best practice in green design and construction based on Life Cycle Analysis – an optimal design and assessment tool that appraises life cycle cost and environmental performance of building materials and components.

We have developed green substations at Wan Po Road, Sham Mong Road, So Kwun Wat and Mai Po. Our Wan Po Road substation has an integrated system of solar powered rainwater recycling for irrigation.

"Go Greening" Initiative

As part of our effort to promote energy conservation and greening, we are collaborating with the University of Hong Kong to develop the first Skywoodland on the rooftop of the equipment building at the Sham Mong Road substation. The tree-lined rooftop will reduce temperature significantly and save energy. This innovative project is scheduled to be completed in 2008.

Torrens Island Reverse Osmosis Plant

In April 2006, TRUenergy announced the A$300,000 water treatment plant upgrade at Torrens Island power station that will reduce wastewater discharged from the Torrens Island power station into Barkers Inlet by 90%. Torrens Island Power Station in Australia saves both money and town water by treating underground bore water for use in our facility. Town water costs A$1/ kilolitre (Kl) more than bore water, but we can only utilise bore water if it is pre-treated. The upgrade of our reverse osmosis water treatment plant not only allows us to use bore water at all times, but will produce a higher quality of water and further reduces chemical use and the amount of effluent discharged.

Fangchenggang Supercritical Plant

We are using high-efficiency supercritical steam technology for our coal-fired power station now under construction at Fangchenggang in the Chinese Mainland. It utilises advanced materials to withstand the higher supercritical temperature, which results in higher plant efficiency. The two 600MW steam turbine generating units will have specific fuel consumption of 296.8 g/kWh. The plant's auxiliary power consumption represents only 5.86% of generation (including consumption by desulphurisation equipment). Thus the overall energy efficiency of the plant, 41.87%, will be well above that of traditional pulverised coal power stations.

Energy Conservation Charter

In July 2006, we signed the "Energy Conservation Charter 2006 – Suitable Room Temperature" in Hong Kong, pledging to save energy in our offices and to adhere to the principle of "Use if Required, Save if Possible".

Awards and Recognition

Corporate Developer of the Year (Renewables), *Euromoney and Ernst & Young*
One of the "Best in Class" in Carbon Leadership Index, *Global FT500 Carbon Disclosure Project Report*
Best Green Power Project in Asia (Wan Po Road Substation, Hong Kong), *Asian Power Magazine*
One of the Best GreenPower Providers (TRUenergy), *Annual Green Electricity Watch Report, Australia*
Project Award for Environmental Monitoring (Anshun), *Guizhou Province Economic and Trade Commission, China*
Resources Conservation Environmentally Friendly Corporation (Sanhe), *Sanhe Municipal People's Government*



At CLP, care for people and the community are deeply ingrained corporate values. Throughout our operations, we take special care to provide a safe and healthy work environment for our employees and contractors. We participate in community programmes where we can make a meaningful difference.

Employee Safety and Health

CLP values and promotes high performance, continuous improvement, and safe working practices. We insist on high levels of professionalism through training and knowledge sharing. We set the same safety objectives and standards for employees and contractors irrespective of facility location and nature of work, and we benchmark ourselves against international peers to set new standards of excellence.

In Hong Kong, CLP established a Safety Leader Programme to develop frontline employees as role models to help cultivate a positive safety culture among the workforce. The Safety Leaders also act as an effective communication channel between employees and line management, channelling feedback and messages on safety issues. In total, there are over 300 Safety Leaders from both the industrial and office-based streams. In 2006, these Safety Leaders conducted more than 3,000 safety walks to identify and rectify potential safety hazards and unsafe acts.

The CLP Joint Venture Safety and Health Synergy Forum enables members to share experience and practices. The Forum established a Sub-Committee to develop, implement and maintain a Safety, Health and Environment (SHE) Peer Review Audit protocol. The first peer review audit under this protocol was conducted at Yallourn, Australia in 2004, followed by GPEC, India 2005 and Ho-Ping, Taiwan in 2006. We plan to conduct audits for Yallourn in Australia in 2007, and for the remaining member facilities before the end of 2008.

Safety Performance – Employees

In 2006, our overall safety and health performance has been satisfactory among employees. We were able to achieve a reduction in Disabling Injury Incidence Rate (DIIR) in CLP Power Hong Kong and Ho-Ping, and maintained a zero DIIR for GPEC and BLCP. However, there were six disabling injury incidents at TRUenergy Torrens Island and Yallourn.

Disabling Injury Incidence Rate (DIIR)
No. per 200,000 employee man-hours


1.00
0.75
0.50
0.25
0.00
0
0 0
0 0
0
0 0
CLP Power
TRUenergy*
GPEC
BLCP
Ho-Ping
Roaring 40s

□ 2005
■ 2006

*Data prior to 1 June 2005 includes Yallourn only; data after this date includes all TRUenergy operations.

Safety Performance – Contractors

Despite our efforts to improve contractor safety, our performance in 2006 remained unsatisfactory. There were six fatalities among our contractors' staff. This is a concern shared by all of us at CLP. Our Chairman and the Board of Directors are giving this issue their direct attention. We are committed to our goal of zero accidents. We will be rolling out a programme of new measures in 2007, following a comprehensive safety review.

Facility	Date	Incident	Follow up
BLCP, Thailand	February 2006	A contractor's employee fatally injured from a fall from height during construction	• Increased controls and strengthened supervision. Site construction has since been completed without further incident
Yallourn, Australia	October 2006	An employee of one of our contractors fatally injured while working at the open cut mine	• Established investigation panel to identify the cause of the accident • Engaged external authorities to conduct independent investigation
Fangchenggang, Chinese Mainland	November 2006	Two construction workers employed by subcontractors were fatally injured in separate incidents	• Completed investigations which were carefully reviewed by peers within the CLP Group • Made recommendations on safety awareness enhancement including additional training and team based instruction at all levels
Guizhou CLP Power, Chinese Mainland	December 2006	Fatalities occurred to two contractor workers on the Flue Gas Desulphurisation (FGD) upgrade construction site	• Conducted investigations by joint venture and local authorities • Introduced additional safety measures for contractor, although CLP is not the operator: – daily precaution procedure for each task – additional safety officers – checks on protective equipment – enhanced housekeeping – safety refresher training and safety forum

In the construction business, safety is a very critical issue. How important is it to CLP and what do CLP do in this area?



Leslie Koo
Chairman and CEO of Taiwan Cement Corporation and Chairman of Ho-Ping Power Company, Taiwan

Our objective is to achieve a safe workplace for everybody involved in our business. Our target is no lost time incidents and we want everybody to return home safely to their families after work.

We set ourselves this objective for all operational sites and projects under construction, both in Hong Kong and in the wider Asia business. We have the same objective for all staff, whether they are directly employed by CLP or employed by contractors, and we promote the same safety message in joint ventures where we may have limited control of operations.

In 2006, our safety record outside Hong Kong was not satisfactory, with fatalities in both Chinese Mainland and Australia. We conducted investigations in all these incidents and they reflect issues that we need to address. All these incidents involved employees of contractors. The most common factor emerging from the investigations is that the correct working procedures were not always followed by workers, supervisors and their employers, and the risks involved in what appear to be fairly straightforward activities were neglected.

This is a matter of safety culture, which means thinking about safety before anything else and constantly being aware of the risks to yourself and your fellow workers.

We all share the responsibility for safety. The determination to achieve high safety performance starts with our Chairman and CEO, and I have reported in detail to them on what we are doing in response to the recent incidents. We have already introduced measures in construction sites to increase the focus on safety through training, supervision and risk assessment. We have also involved staff from across the Group to participate in investigations and contribute their experience. Finally, we shall be engaging external experts to review our operational and construction activities outside Hong Kong and help us determine further effective ways to bring our message down to the workplace.



Peter Littlewood
Group Director - Operations

→ (Left) Safety Leader Programme in Hong Kong
→ (Right) Safety drill in Taiwan





We face significant challenges on contractor safety:

- promoting safety practices and measures in facilities we do not operate
- instilling safety culture in new construction projects and new acquisitions
- keeping the safety issue fresh and alive among the experienced workforce

We believe we have been successful in improving safety performance in Hong Kong and Taiwan, where there have been serious accidents in the past. In Hong Kong, we hold regular Safety, Health, Environment and Quality (SHEQ) forums for our major contractors, at which we communicate our expectation of their SHEQ performance. In 2006, we organised two such forums which were attended by 24 CEOs of our major contractor companies. Additionally, we opened a Contractor Safety Resource Centre in November 2006 to provide safety knowledge and support services to our contractors, helping them to achieve our SHEQ requirements. Huaiji, which has maintained a good safety record, is another place where we have made great strides in developing a safety culture.

We hold ourselves responsible to correct deficiencies in safety at all our facilities. At the same time, our ultimate objective is to prevent injuries before they happen.

What are the Family Friendly Employment Practices in CLP?



Mok Chi-hung
Managing Director
Hong Yip Service Company Ltd., Hong Kong

We emphasise the importance of work life balance. In Hong Kong and Australia, we adopt Family Friendly Employment Practices such as a 5-day working week, flexible hours and special leave to meet family emergencies. We always monitor good practice in this area both in Hong Kong and internationally to see what we can learn.

In Hong Kong, a number of work life balance initiatives, such as mini-health carnivals and workplace stretching exercise have been introduced in different business groups to promote health awareness and well-being among staff. Our social and recreational activities for staff are also well attended by family members.

In the late 1980s, we introduced the Employee Assistance Programme, offering confidential counselling to employees and their family members on work and/or family related problems.

In order to encourage employees to develop their children through tertiary education, a Centenary Scholarship Scheme was established in 2001 for children of employees who have demonstrated outstanding academic and personal achievements. In the coming year, we plan to expand this programme to our subsidiaries elsewhere in the region.

TRUenergy was the only Australian energy company named by the Equal Opportunity for Women in the Workplace Agency as an employer of choice for the third consecutive year. In Hong Kong, we won the 2006/2007 Total Caring Award in recognition of our continuous, sustainable and total commitment to caring for the well-being of our employees, their families and the community.



Roy Massey
Director – Group Human Resources

More information on our Family Friendly Employment Practices can be found in the CLP and our Employees section of our Annual Report. AR

What practical measures does CLP take to be a socially responsible employer? Do you encourage your staff to participate in voluntary community work?



The Hon. Bernard Chan
Chairperson of Hong Kong Council of Social Service

CLP has a long tradition of being a socially responsible company, demonstrated by the company's investment in a variety of community and education programmes, a strong partnership with community groups, family friendly practices that encourage work-life balance, and a fine workforce who are generous enough to volunteer their own time and service to care for the needy and disadvantaged in the community.

CLP Volunteers, a self-initiated group of employees, is one of the largest corporate volunteering teams in Hong Kong. From a humble start in 1994, the team has now expanded to a membership of over 600, comprising employees and their families, and the service areas range from the elderly and disabled to new immigrants and youth. Its success is attributable largely to a capable and enthusiastic workforce as well as genuine support from the management who not only provides financial assistance, but more importantly direct participation in the programmes.

In addition, employees are a core element of CLP's community investment programmes as their involvement has enabled us to reach out more widely and effectively to the community, the benefits of which are illustrated in the successful "Care for the Elderly" charity programme and Young Power Programme in Hong Kong. Similarly, the "Reach" programme in Australia has effectively promoted youth development with the support of employees of TRUenergy.

CLP sees it as our duty to go beyond the confines of being a world-class electric utility that provides a reliable supply of electricity to be a responsible employer and a good corporate citizen. We take pride in making meaningful contributions to community programmes in which we can add value. We are pleased to have partnered with over 50 community organisations in about 220 projects in 2006 in Hong Kong and a wide range of activities in Australia, the Chinese Mainland and India.



Jane Lau
Director – Group Public Affairs

Community Investment

CLP's community investment is a demonstration of our caring culture. We play our part as a responsible corporate citizen by helping the less-fortunate and contributing to the well-being of society. To enhance the effectiveness of our community efforts, we partner with other organisations and actively engage our employees.

Staff Volunteerism

One of the hallmarks of CLP's community services is the tremendous generosity of our staff in giving their own time to initiate, contribute to, and participate in those activities. Some of our volunteers' services in 2006 are listed below:

- Rewiring for the elderly, teaching English to immigrant children and organising eco-tours in Hong Kong
- "Reach" (a non-profit organisation to help problem youth) programmes in Australia for about 350 hours
- Tree planting, environmental care and youth education in the Chinese Mainland and Thailand





→ (Left) "Reach" Programme in Australia

→ (Right) CLP named Total Caring Company in Hong Kong

Community Programmes and Events

At CLP, we promote and support a wide range of community programmes and events, with a particular focus on community services, youth development and environmental education. Key activities in 2006 included:

- Care for the Elderly Charity Programme in partnership with Hong Kong Council of Social Service which helped raise fund to provide free influenza vaccinations to over 10,000 elderlies
- Young Power Programme, jointly organised with Junior Achievement Hong Kong for secondary school students
- Environmental education programmes such as Energy Innovation Fund in Hong Kong and PowerWorks by TRUenergy Yallourn
- Tours to our education centres in Beijing Yire and Daya Bay in the Chinese Mainland, and ElectriCity in Hong Kong by more than 2,000, 14,000 and 22,000 visitors respectively
- Paguthan Power Plant Social Development Trust in India supporting health and hygiene promotion, education and youth development, and providing learning opportunities for 221 village adolescents
- Pratham partnership project to raise literacy level of children and Balsakhi Mobilisation Scheme to empower women in urban and rural communities in India
- BLCP's Scholarship Programme, youth development projects, and the Brackish Mangrove Planting Project and Aquatic Animals Releasing Project in Thailand

Sponsorships

One of the most effective ways in which CLP can help the society is through the provision of financial or other resources to help governmental and non-governmental organisations with their own programmes and events. Below are some of our initiatives in 2006:

- In Hong Kong, we supported about 220 events/organisations including the first Greater China Art Exhibition by mouth and foot painting artists, the Community Chest, Hong Kong Sinfonietta and Chopin Society's Joy of Music
- In Australia, TRUenergy contributed to "Reach" and other community programmes during the year. Torrens Island provides sponsorship every year to the local Maritime Museum's "Dolphins!" exhibition and TRUenergy Gas Storage made donation to the local fire authority brigade to enhance efficiency
- GPEC, India sponsored the growing and distributing of fruits for patients, tree planting, the Gujarat School Enrollment campaign, and the establishment of sanitation facility at a Bharuch juvenile home
- In the Chinese Mainland, Guizhou CLP Power contributed to purchase books for the Leishan County Minority Primary School, CLP Guohua made donation to the Experimental High School attached to Beijing Normal University as education development fund to help poor students with outstanding academic achievements and Panshan sponsored the relief works following natural disasters
- Through the Ho-Ping Feedback Fund, established in 2003, we continued to contribute towards community projects by Hualien County, Yilan County and Hsiulin Prefecture, etc. Ho-Ping also committed to supporting the establishment of a botanical centre in Taiwan to preserve rare species





(Left) Community visit to the State Electric Power Science and Technology Centre at Yire in China

(Right) The first Greater China Mouth and Foot Paintings Art Exhibition in Hong Kong





GPEC actively promotes education and health in the local communities in India

What impact is created in the local community with the welfare measures taken by CLP?



Kamlesh Udani
Managing Director
Unique & Ifiunik Pharmaceuticals Ltd., India

GPEC set up the Paguthan Power Plant Social Development Trust (PPSDT) to help raise the education and health standards in the local communities.

One of our most successful education programmes has helped 62 adolescent girls who dropped out of schools to continue their studies and be re-admitted to main stream schools. The Pratham initiative under the Trust has significantly raised the learning ability of children aged between 6 and14.

We also provide technology and pedagogy training for teachers and students, and encourage a holistic approach in the physical, intellectual and spiritual development of children.

Through the Balsakhi Mobilisation programme self help groups for urban and rural women, we have enabled them to find employment to support themselves.

In terms of health care, the Trust sponsored the construction of Civil Hospital Bharuch, the pulse polio programme and a series of medical camps and ante natal post natal services. We promote the importance of nutrition and health for children and expectant mothers through the Anganwadi scheme, and support drainage systems enhancement to provide safe drinking water for the villagers.

PPSDT's initiatives and our 6 years of hard work are well received by the local people and appreciated by the district authorities. We will continue to do more in the future, to support the social development of the communities.



Pankaj Shah
Vice President – Operations (India)

Awards and Recognition

Total Caring Award, *Hong Kong Council of Social Service*

Caring Company Logo (for 5 years), *Hong Kong Council of Social Service*

Hong Kong Occupational Safety and Health Awards (several awards), *Hong Kong Occupational Safety and Health Council*

Employer of Choice for Women (TRUenergy), *Equal Opportunity for Women in the Workplace Agency, Australia*

RoSPA Health and Safety Gold Medal (GPEC), *Royal Society for Prevention of Accidents, U.K.*

Outstanding Grass Root Labour Union (Guizhou CLP Power), *Guizhou Province Electric Power Labour Union*

Stakeholder Engagement



Engagement of stakeholders is a key component of our strategy for anticipating, shaping and adapting to changes in our business environment. Throughout 2006, we continued to engage with our key stakeholders including our employees, environmental groups, international interest and professional groups, regulators, customers, shareholders and suppliers. Our engagement activities with our customers, shareholders and suppliers are detailed in our Annual Report 2006. AR

Enhancing Reporting Process

The Social and Environmental Report (SER) is designed to support our communication with our stakeholders. To help us improve our social and environmental performance as well as future editions of the SER, we collect feedback from our readers and respond to their views and suggestions. Our SER 2005 readers' feedback summary is available on our website.

In 2006, we focused specifically on the report contents. We convened two focus groups to solicit our readers' views prior to developing our SER. CSR Asia, an independent third party, facilitated the focus group meetings.

How does CLP intend to move forward on its stakeholder dialogue?



Stephen Frost
Director
CSR Asia

Stakeholder dialogue helps us understand the diversity of our readers' interests and guides the evolution of our SER. Feedback in 2005 led us to reduce last year's SER to half the length of the previous year's SER. In 2006, we convened focus groups to help us further refine our reports to meet the needs and interests of our readers. Focus group participants spoke openly about conflicting preferences – a shorter more concise report, goals that are easy to understand, less paper, and at the same time, more information on several issues.

The focus group dialogues were a key factor in our decision to launch our online Sustainability Report (SR), while further streamlining our printed report. We will be using our website to communicate with our stakeholders in greater depth on the issues that matter to them, without consuming more paper. Also new in 2006 is our decision to incorporate the basic elements of the Global Reporting Initiative (GRI) G3 Guidelines into our online SR. G3 Guidelines are based on extensive engagement of sustainability report stakeholders around the world.

We hope to extend our dialogue to more report readers both inside and outside Hong Kong in 2007. We are anxious for feedback from all our readers on our new direction in sustainability reporting.



Gail Kendall
Director – Group
Environmental Affairs

How do you engage your stakeholders when developing a project?



Luo Tianyan
Chief of Lidong Village
Xinwan Economic
Cooperative Group

We are committed to contributing to the economic and social development of the communities in which we operate. As we develop our Huaiji hydro project, we have actively engaged the local residents in discussions to understand their needs. In Xinwan, we invited the affected local villagers to participate in the resettlement negotiation. In addition, we paid home visits to the villagers to explain the potential benefits of our project to the Xinwan community.

Examples of our engagement effort included donating a piece of land for the construction of a primary school in the neighbourhood of Yutiao hydro station.



Li Zhongxiang
General Manager of
Huaiji Hydro CJV and
Manager – Operations &
Construction (China)

International Engagement

Our engagement with international interest and professional groups keeps us abreast of latest trends and development in the energy industry.

We are active members of a number of business, professional and civic organisations, such as World Business Council for Sustainable Development (WBCSD) and World Energy Council (WEC) Member Committee of Hong Kong.

2006 was a busy year with the WBCSD electric utilities sector project. In March, we helped WBCSD organise the "International Roundtable on the Role of Power Companies in Sustainable Development" in Beijing, China. This was one of several forums in which we engaged stakeholders from the power industry, government and non-governmental organisations to hear their views on the key sustainability issues in the industry. In October, CLP joined seven other leading companies in New York to launch the publication, "Powering a Sustainable Future," which calls for urgent action on climate change and other key issues in our sector. The report and the panel discussion can be viewed online at the WBCSD website.

Local Engagement

We recognise stakeholder engagement as a key to the success of new energy projects. By listening to the views of those most directly affected by the project, we often find that there are opportunities to minimise impacts and enhance the value of our projects to the communities we serve. The following are examples in Australia and Hong Kong.

Australia – Tallawarra

At TRUenergy, we include community consultation as a key deliverable of every major project we undertake. Recognising that the success of the Tallawarra project, currently under construction, depends upon the quality of its relationship with the local communities, we continued to engage our stakeholders through a Community Liaison Group. Our initiatives in 2006 were:

- Started the community and stakeholder engagement process for the construction phase which will be extented through the operation of the power station
- Held two public information and feedback sessions to broaden the consultation process regarding Tallawarra Lands
- Took forward the aboriginal cultural assessments as part of the Local Environmental Study process through site reviews with the local aboriginal community

Hong Kong – LNG Project

As explained in our Annual Report, we are currently planning an LNG terminal in Hong Kong. We engaged a wide range of stakeholders to obtain their input to the assessment and selection of a preferred site for the LNG terminal.

To enhance public awareness of the need for an LNG terminal in Hong Kong and the rationale for our site selection, we engaged our stakeholders through the following means in 2006:

- On-going background briefings and active participation at different speaking forums
- Revamped LNG website to serve as a public interface for disseminating news on project update
- Community awareness programmes including a slogan competition with over 28,000 submissions and a LNG logo competition with over 1,800 submissions
- Educational TV programmes reaching out to an audience of 1.8 million people
- 3 rounds of roving exhibition held at high-traffic shopping malls for over 55,000 visitors
- 5 NGO workshops organised to maintain on-going dialogue with the green groups at critical project milestones
- Site visits arranged for legislators, environmental NGOs and community groups to solicit their views and concerns
- Updates on the project through media interviews and press releases


ERM

ERM-Hong Kong, Limited (ERM) was commissioned by CLP Holdings (CLP) to provide independent assurance of qualitative data relating to CLP's corporate commitment, approach and systems, and published performance goals/targets in CLP's *Social and Environmental Report 2006* (SER 2006).

ERM selected a representative sample of qualitative information from the draft SER 2006 (English version) for review. The review was undertaken through a series of meetings with CLP staff and with reference to supporting documents provided by CLP. The objectives of the review were to identify the completeness of the SER scope as well as the robustness and accuracy of the qualitative information presented. As a result of ERM's assurance process, some amendments were made to the text of SER 2006, although these changes were relatively minor.

On the whole, ERM found that CLP were committed to implementing effective systems to track and report on social and environmental issues associated with their operations. Some recommendations were made to improve these systems to facilitate future external reporting and verification.

Within the scope of our assignment, we believe that the qualitative information presented in the SER 2006 relating to CLP's social and environmental performance is accurate. Further, we believe that the SER 2006 represents a balanced attempt to present key social and environmental issues associated with CLP's operations, and demonstrates CLP's continued commitment to transparency.

Alastair McNair Scott
Partner, ERM-Hong Kong, Limited
Hong Kong, 7 March 2007

Readers' Feedback



Please take a few minutes to answer the following questions and return this form by fax or mail. If you wish to revert your comments online, an electronic version of this form is available at our website www.clpgroup.com.

For every person who provides feedback, we will donate HK$50 to the Hong Kong Association of Cleft Lip and Palate in support of their "One nasal splint for each member" project, up to a maximum total of HK$100,000. In our Annual Report 2006, CLP has separately pledged a donation of HK$50 to the same organisation for each shareholder who elects for electronic communication instead of his or her previous choice of printed form. This will be in addition to a donation of HK$110,000 on behalf of those shareholders who have already opted for electronic communications. AR

1. Your view of our:

	Environmental Aspects	Social Aspects
Reporting Quality	Excellent ☐ Good ☐ Fair ☐ Poor ☐	Excellent ☐ Good ☐ Fair ☐ Poor ☐
Performance	Excellent ☐ Good ☐ Fair ☐ Poor ☐	Excellent ☐ Good ☐ Fair ☐ Poor ☐

2. If you ticked "Excellent" or "Good", what did we do best?

____

____

3. If you ticked "Fair" or "Poor", what do we need to improve most?

____

____

4. We included key statistics in this Report, and uploaded the Summary of Statistics of our performance on our online Sustainability Report on CLP's website www.clpgroup.com, instead of in this print version. Is this acceptable?

Yes ☐ No ☐ because ______________________________

5. Any other comments/suggestions?

____

Your feedback is important in helping us improve our social and environmental performance as well as future reporting. In July 2007, we will send a feedback summary along with our responses to those who provide feedback.

Please send your comments to:

Simeon Cheng
Group Environmental Manager
CLP Holdings Limited
20/F Tower 1, Grand Century Place
193 Prince Edward Road West
Mongkok, Kowloon
Hong Kong

Fax: (852) 2678 8453
Email: SERfeedback@clp.com.hk

If you would like a response, please provide contact information or send an email to SERfeedback@clp.com.hk

Name: ______________________________

Email: ______________________________

Mailing Address: ______________________________

____



The Hong Kong Association for Cleft Lip and Palate

The Hong Kong Association for Cleft Lip and Palate is a self-help organisation which provides assistance to affected children in both physical and psychological aspects, through mutual support and experience-sharing among their parents. Their "one nasal splint for each member" project aims to supply 600 affected children and adults with nasel splints which help maintain the shape of their noses.

Tel: (852) 2794 1915 Fax: (852) 2338 7924 www.cleftlip.org.hk

How can you contact us?

We invite you to give feedback on SER 2006 and our performance. You may use our online feedback form, the feedback form that accompanies this SER, or your own format. For every person who provides feedback, we will donate HK$50 to the Hong Kong Association for Cleft Lip and Palate, up to a maximum total of HK$100,000. In our Annual Report 2006, CLP has separately pledged a donation of HK$50 to the same organisation for each shareholder who elects for electronic communication instead of his or her previous choice of printed form. This will be in addition to a donation of HK$110,000 on behalf of those shareholders who have already opted for electronic communications. AR

Electronic version of this SER 2006, the feedback form, and related publications can be downloaded from www.clpgroup.com. We encourage you save paper by using electronic versions where practical. If you would like a print copy of this SER or related CLP publications, kindly send a written request to Simeon Cheng by email, fax or post.


Simeon Cheng
Group Environmental Manager

Simeon Cheng
Group Environmental Manager

CLP Holdings Limited
20/F Tower 1, Grand Century Place
193 Prince Edward Road West
Mongkok, Kowloon
Hong Kong

Fax: (852) 2678 8453
Email: SERfeedback@clp.com.hk

We received feedback on our 2005 Report from 79 stakeholders. In appreciation of their input and those shareholders who helped us save paper by electing to receive our corporate publications electronically, CLP donated a total of HK$124,350 to the Society for the Welfare of the Autistic Persons to purchase sensory integration equipment for autistic children. This equipment is now being used by occupational therapists and/or physical therapists to assist autistic children in organising the central nervous system, inhibiting and/or modulating sensory information and processing a more organised response to sensory stimuli.

Related CLP Publications

1 CLP Group Value Framework – From Vision to Reality (2003)
2 CLP Holdings Annual Report 2006
3 CLP Group Social and Environmental Report 2005
4 CLP Code on Corporate Governance
5 CLP Manifesto on Air Quality and Climate Change (2004)
6 CLP Group Corporate Brochure
7 CLP Power Corporate Brochure
8 TRUenergy 2005 Health, Safety, Environment and Community Report www.truenergy.com.au


FSC
Mixed Sources

CLP Group

147 Argyle Street
Kowloon, Hong Kong
Tel: (852) 2678 8111
Fax: (852) 2760 4448
www.clpgroup.com

CLP 中電

2006 Annual Report



How are we performing?

How do we engage our Stakeholders?

How do we govern our Company?

What is in our Accounts?



We report to shareholders and stakeholders through a number of channels. This Annual Report focuses on the financial and operational performance of CLP in 2006 and our future outlook. Our Social and Environmental Report (SER) issued alongside the Annual Report describes our plans and performance in managing the social and environmental dimensions of our activities. For the first time this year, our SER is supplemented by a comprehensive on-line sustainability report. Our website, which is regularly updated, also contains a wealth of detailed information about CLP.



To help readers, we have highlighted those areas of this Annual Report where further information is available in the SER or on our website, by using the symbols SER and

Powering Asia – CLP's vision is to be a leading investor-operator in the Asia-Pacific electric power sector

Chinese Mainland



- Developer, investor, project manager and operator in the private sector power business since 1985
- Largest external investor in the Chinese mainland electricity industry with 4,136 equity MW of interests in generating assets in Guangdong, Beijing, Shandong, Shaanxi, Guangxi, Guizhou and Jilin



Equity MW
HK$M
5,000
4,000
3,000
2,000
1,000
0
1,500
1,200
900
600
300
0
02
03
04
05
06
Under construction
In operation
Earnings

- Most of the civil construction work of the 2x600MW coal-fired Fangchenggang project completed
- Operating hours of our joint ventures reduced as a result of increase in regional generating capacity
- Effective collaboration with our partner Shenhua, in securing stable coal supplies and managing fuel costs for the CLP Guohua joint venture
- Increased CLP's shareholding in the Huaiji hydro project, continued development of wind farm projects including Changdao, Weihai, Guangdong Nanao Island, Shuangliao and Rongcheng and development of a biomass project in Shandong Boxing

- Effectively manage the Fangchenggang project and achieve commercial operation of the first unit
- Consider restructuring existing joint ventures in the light of the emerging position on tariff, fuel prices and the ability of CLP to apply its expertise effectively
- Consider scope for continued involvement in nuclear power
- Continue to pursue renewable energy project opportunities with partners
- Start construction of the 330MW Jiangbian hydro project

India



- One of the largest foreign power companies in the Indian power sector with a 655MW equity interest in the GPEC Power Station, India



Equity MW
HK$M
5,000
4,000
3,000
2,000
1,000
0
1,500
1,200
900
600
300
0
02
03
04
05
06
In operation
Earnings

- GPEC maintained high operational, safety and environmental standards
- GPEC delivered a strong financial performance

- Maintain short-term gas supplies for GPEC and continue to explore long-term supplies for the existing plant and a possible expansion
- Pursue growth opportunities in Gujarat and other reforming states, including possible expansion into transmission and distribution sectors in addition to power generation

Southeast Asia and Taiwan



- Developer, investor, project manager and operator in the private sector power business since 1994
- A leading international private sector power company in Southeast Asia and Taiwan, with 992 equity MW of interests in generating assets in Taiwan and, through OneEnergy, in Thailand, the Philippines and Laos



Equity MW
HK$M
5,000
4,000
3,000
2,000
1,000
0
1,500
1,200
900
600
300
0
02
03
04
05
06
Under construction
In operation
Earnings

- Formation of OneEnergy, a 50:50 strategic joint venture with Mitsubishi Corporation, which is the partners' exclusive investment vehicle in the power markets of Southeast Asia and Taiwan
- Construction of the 1,434MW BLCP power project, Thailand progressed well, with the first 717MW unit achieving commercial operation and construction of the second unit completed
- CLP agreed to sell its interest in BLCP to EGCO

- Inject CLP's interest in Ho-Ping (Taiwan) and Mitsubishi Corporation's interest in the Ilijan project (the Philippines) into OneEnergy
- Submit a bid for expansion of the Ho-Ping Power Station
- Pursue, through OneEnergy, greenfield generation opportunities in Indonesia and Vietnam
- Through EGCO, pursue growth in Thailand with a focus on the upcoming independent power producer solicitation as well as projects in the neighbouring countries exporting energy to Thailand

CLP 中電

2006 Annual Report



CLP at a Glance

CLP Holdings Limited is the holding company for the CLP Group of companies. It is listed on the Hong Kong Stock Exchange and is one of the largest investor-owned power businesses in Asia.

Hong Kong



Australia



Business Description

Hong Kong

- Electricity supplier since 1903
- Owner and operator of a vertically integrated electricity supply business in Hong Kong, comprising:
  - Generation: 6,908 megawatts (MW) of total installed generating capacity
  - Transmission: over 12,958 kilometers (km) of transmission and high voltage distribution lines
  - Distribution and Customer Service: 2.24 million customer accounts (representing over 80% of Hong Kong's total population)
- Regulated by the Hong Kong Government under a Scheme of Control Agreement

Australia

- Developer, investor, project manager and operator in the private sector power business since 1999
- Operating in energy markets in Victoria, South Australia, New South Wales, Queensland and the Australian Capital Territory
- Operator of a vertically integrated energy business:
  - Generation: 2,760MW from two wholly-owned large thermal power stations and a 966MW long-term hedge contract
  - Retail and customer service: gas and electricity
  - Gas storage and distribution

Investment Performance


Gross MW*
HK$M
10,000
8,000
6,000
4,000
2,000
0
02
03
04
05
06
Under construction
In operation
Earnings
* Includes 100% of generating capacity owned by Castle Peak Power Company Limited and operated by CLP Power Hong Kong


Equity MW
HK$M
5,000
4,000
3,000
2,000
1,000
0
1,500
1,200
900
600
300
0
02
03
04
05
06
Under construction
In operation
Earnings

2006 Operating Highlights

Hong Kong

- Sold 34,089 million kilowatt hours (kWh) of electricity
- System demand achieved a historical peak of 8,318MW in July 2006
- Tariff freeze maintained for nine successive years
- Continued to achieve supply reliability of 99.99%, amongst the best in the world
- Black Point Unit 8 started commercial operation in May
- Submitted a Financial Plan and Environmental Impact Assessment for two potential sites to the Hong Kong Government for a Liquefied Natural Gas (LNG) receiving terminal

Australia

- Completed integration of TRUenergy organisation and reduced operating costs
- Commenced construction of Tallawarra, a new combined-cycle gas-fired power station in New South Wales
- Successful marketing and sales initiatives implemented to ensure our customer churn and rate of customer complaints remained below market average
- Commenced supply of an additional 120 terajoules of natural gas to the Victorian market, following completion of the Casino gas project (the fastest offshore gas to market project in Victoria's history)

2007 Outlook

Hong Kong

- Continue to enhance supply reliability, power quality and customer service
- Deliver high performance and flexibility from generating assets
- Complete discussions with Government on post-2008 electricity regulatory regime
- Secure approval of LNG project
- Progress Castle Peak Power Station Emissions Reduction Project

Australia

- Pursue growth opportunities in existing and new markets for retail and generation businesses
- Continue efforts to reduce the cost of serving our retail customers
- Manage the construction of the Tallawarra Power Station for scheduled completion beore the end of 2008
- Complete sale of Torrens Island Power Station and acquisition of Hallett Power Station from AGL Energy Limited
- Pursue renewable energy projects, including promoting Roaring 40s as a platform for the development of projects in Australia and Asia

How are we performing?

How do we engage our Stakeholders?

How do we govern our Company?

What is in our Accounts?



We report to shareholders and stakeholders through a number of channels. This Annual Report focuses on the financial and operational performance of CLP in 2006 and our future outlook. Our Social and Environmental Report (SER) issued alongside the Annual Report describes our plans and performance in managing the social and environmental dimensions of our activities. For the first time this year, our SER is supplemented by a comprehensive on-line sustainability report. Our website, which is regularly updated, also contains a wealth of detailed information about CLP.



To help readers, we have highlighted those areas of this Annual Report where further information is available in the SER or on our website, by using the symbols SER and

Financial Highlights

April Chan
Company Secretary

	2006	2005 (restated)[1]	Increase/ (Decrease) %
Per share (in HK$)			
Earnings per share			
Basic and diluted	**4.11**	4.74	(13.3)
Excluding Hok Un redevelopment profit and tax consolidation benefit from Australia	**4.09**	3.80	7.7
Dividends per share			
Interim	**1.50**	1.44	
Final	**0.89**	0.83	
Special final	**0.02**	0.11	
Total	**2.41**	2.38	1.3
Shareholders' funds per share	**23.19**	21.02	
For the year (in HK$ million)			
Revenue			
Electricity business in Hong Kong (HK)	**29,293**	28,303	3.5
Energy businesses outside HK	**16,143**	9,973	61.9
Others	**266**	215	
Total	**45,702**	38,491	18.7
Earnings			
Electricity business in HK	**7,290**	7,047	3.4
Other investments/activities			
Sales to Chinese mainland from HK	**119**	120	
Generating facilities in Chinese mainland serving HK[2]	**751**	760	
Other power projects in Chinese mainland	**245**	205	
Energy business in Australia	**169**	200	
Electricity business in India	**916**	603	
Power projects in Southeast Asia and Taiwan	**405**	363	
Other businesses	**4**	140	
Other income, net	**408**	–	
	3,017	2,391	26.2
Unallocated net finance costs	**(283)**	(151)	
Unallocated Group expenses	**(168)**	(138)	
Total operating earnings	**9,856**	9,149	7.7
Hok Un redevelopment profit	**44**	267	
Tax consolidation benefit from Australia	**–**	2,004	
Total earnings	**9,900**	11,420	(13.3)
As at 31 December (in HK$ million)			
Total assets, including leased assets	**131,091**	124,123	5.6
Total borrowings	**30,278**	29,391	3.0
Obligations under finance leases	**22,810**	21,497	6.1
Shareholders' funds	**55,838**	50,629	10.3
Ratios			
Return on equity (%)			
Operating earnings	**18.5**	19.2	
Total earnings	**18.6**	24.0	
Total debt to total capital[3] (%)	**35.1**	36.7	
Interest cover[4] (times)	**7**	8	

Notes:

1 2005 figures have been restated following the adoption of HKFRS-Interpretation 4 on lease accounting.

2 This represents earnings contribution from our investments in Guangdong Nuclear Power Joint Venture Company, Limited and Hong Kong Pumped Storage Development Company, Limited, whose generating facilities serve Hong Kong.

3 Total debt to total capital = debt / (shareholders' funds + debt + minority interest). Total debt excludes obligations under finance leases.

4 Interest cover = Profit before income tax and interest / (interest charges + capitalised interest).

Earnings and Dividends per Share


HK$
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
02
03
04
05
06

Operating earnings
Ordinary dividends

Total Earnings


HK$M
12,000
10,000
8,000
6,000
4,000
2,000
0
02
03
04
05
06

Tax consolidation benefit from Australia
Property profits
Other investments/activities (after unallocated costs)
Electricity business in Hong Kong

Total Assets in 2006


5%
4%
6%
23%
62%

Electricity business in Hong Kong
Energy business in Australia
Power projects in Chinese mainland
Electricity business in India
Power projects in Southeast Asia and Taiwan


In a challenging year, CLP continued to meet its obligations to our stakeholders.
The Hon. Sir Michael Kadoorie

Dear Shareholders,

In the Chairman's Statement which introduced our 2005 Annual Report, I expressed the belief that 2006 would be an extremely important and challenging year for CLP – whether in terms of the shaping of the future electricity regulatory regime in Hong Kong, the effective management of our assets elsewhere or in meeting the expectations of society for the responsible management of the environmental aspects of our business.

In 2006, your Company faced up to these challenges squarely and effectively and, as our results for the year indicate, continued to create and deliver value to our shareholders.

This Annual Report and the accompanying Social and Environmental Report explain, in much greater detail, CLP's progress during the past year and the outlook for the years ahead. In this Chairman's Statement, I wish to concentrate on the status of those major challenges which I highlighted last year. SER

Post-2008 Regulatory Regime for our Hong Kong Electricity Business

During the year, the Hong Kong Government concluded Stage II of its public consultation on the future of Hong Kong's electricity business, in light of the expiry in 2008 of the Scheme of Control (SoC) agreement which regulates that business. As shareholders know, CLP has been an active participant in the public debate on our industry. We are now engaged in discussions with Government on the post-2008 arrangements. Although this is not a process which we control, there is a reasonable prospect that the future regulatory framework will be settled during the course of 2007.

We have maintained a positive and constructive approach to our dialogue with Government, based on our longstanding view that preserving the quality of Hong Kong's electricity service requires a stable and long-term regulatory regime which continues to strike a fair balance between the interests of all stakeholders.

We must not lose sight of the outstanding quality of the electricity supply which CLP delivers to the Hong Kong community under the present SoC – a supply which is world-class in terms of reliability, cost-effectiveness, affordability, customer service and environmental performance. It is vital that these achievements are recognised and safeguarded.

We must give proper regard to the legitimate interests of the investors in the electricity sector. Hong Kong's electricity infrastructure has been funded entirely by the private sector. It receives no financial support from Government, directly or even indirectly. The nature of our business, involving forward planning and large-scale investment in plants and assets whose economic life may last over decades, depends on the support of our capital providers – both shareholders and lenders, all of whom have many alternatives available as to how and where they invest their funds.

In the electricity industry, investors' decisions can be influenced by factors such as longer-term regulatory and commercial uncertainty, fuel availability and pricing, the prospect of intervention by governments, unpredictable and punitive environmental policy and market development activities. Continued investor support for Hong Kong's electricity business requires such risks to be clearly defined, mitigated where possible and fairly allocated between industry stakeholders, including Government, shareholders and consumers. If investors' interests are not properly respected in the regulatory balance, the danger is that an environment will be created where investments are not made at all, or at the least, are made just too late, rather than just in time, with corresponding consequences for reliability of supply.

In the long run, the interests of investors and consumers are complementary, not contradictory. Over the past 40 years, the SoC has ensured that our investors are fairly rewarded for their commitment in funding the timely and adequate provision of Hong Kong's electricity infrastructure, whilst our community has enjoyed the benefits, through reasonable tariffs, reliability and environmental performance, of the responsible operation of that infrastructure.

In our submissions to Government during the public consultation process and in our ongoing discussions, we have stressed the importance of recognising and balancing the interests of all stakeholders, including CLP and its investors. I remain confident that the outcome of the dialogue with Government, and public and political scrutiny of the agreement which eventually emerges, will reflect a shared determination to ensure that Hong Kong's people continue to enjoy a world-class electricity supply, by safeguarding the achievements already made under the SoC and putting in place a durable regulatory framework which allows us to build on those achievements.





→ (Left) Visiting BLCP Power Station, Thailand

→ (Right) Being briefed by one of the winners of the Safety Circle Champions Awards

Environmental Performance

The promotion of ongoing improvement in the environmental performance of our Hong Kong electricity business, above all with respect to air emissions from our power stations, will be an important element of the post-2008 regulatory framework. We need clear policy direction regarding Hong Kong's long-term fuel mix, supported by emissions regulations and standards that recognise the role of each of the components of that fuel mix and the technical and operating capabilities and constraints associated with electricity generation from coal, gas, nuclear and renewable energy sources.

Government, on behalf of the community, will need to support and facilitate the actions necessary to implement its policy decisions. For example, if Government wishes to reduce over time the role of coal-fired generation in Hong Kong, then it must allow the steps necessary to bring liquefied natural gas (LNG) in as a replacement fuel source, such as the establishment in Hong Kong of an LNG receiving terminal. Backing this must be a regulatory regime which enables us to enter long-term contracts with overseas gas suppliers and which promotes the investments needed to further reduce emissions from our generating plant and to fully exploit the potential for use of LNG.

Despite uncertainties about the electricity regulatory framework, we made progress in 2006 in the preparatory work for bringing an LNG receiving terminal to Hong Kong and entering into gas supply agreements. Our emissions reduction programme at Castle Peak Power Station also moved forward, with the issue of an environmental permit for the construction works. The retrofitting of emissions reduction equipment at the station with the latest technology will allow us to maximise the reduction of emissions of NO_x and SO_2 from our coal-fired units.

Environmental issues, including the risks associated with climate change, will continue to have a growing impact on CLP's activities beyond Hong Kong. They offer both challenges and opportunities. I welcome the success of the CLP Renewables Group, which was established in June 2005, in managing and developing CLP's portfolio of renewable energy assets. We have an increasing presence and expertise in this field, both in terms of the types of renewable energy generation which we develop (hydro, wind and, more recently, biomass) and the diversity of countries in which we own or are pursuing renewable energy opportunities. Our efforts in this area are starting to receive international recognition, as evidenced by CLP being named as "Corporate Developer of the Year" in the Euromoney and Ernst & Young Global Renewable Energy Awards 2006. We are in the process of building a position as a leading developer of renewable energy in Asia.

In our Social and Environmental Report we describe CLP's environmental performance in greater depth, together with the community initiatives which CLP pursues wherever we carry on business – all as part of our commitment to be a responsible energy supplier, adding value to the communities to which we belong. SER

Operating our Assets

Our long-term success, and our credibility vis-à-vis all the stakeholders in our business, be they shareholders, governments, communities and customers, depend on the effective management, operation and maintenance of our assets. The Board and I were encouraged by CLP's performance in 2006, as demonstrated by objective measures and standards, such as the availability of our generating plant, the reliability of our transmission systems and the quality of our customer service. In Hong Kong, our performance in these areas is one of the strongest factors in ensuring continued support from the community for CLP's role in providing them with an essential public service.


Safety Principles for CLP Power



→ (Left) Safety Performance Award Ceremony 2006
→ (Right) Meeting Mr. Yorihiko Kojima, President and CEO of Mitsubishi Corporation, our partner in OneEnergy

Elsewhere, in Australia, the Chinese mainland, Taiwan, Thailand and India, demonstrable expertise in the operation of our assets confirms our standing, with our business partners and local and national governments, as a competent and responsible energy provider with the ability and commitment to meet our engagements to them and to the communities we serve. However, fatal accidents to contractors' staff at Yallourn, Anshun and Fangchenggang during the last quarter of 2006 served as tragic reminders of the need to maintain safety disciplines and to reinforce a safety culture which embraces all those who work at our power stations. I have asked for a thorough review of our policies and practices in this area. The Board and I will be looking for an improved safety performance in 2007.

Year 2006 – Financial Results

The careful and responsible stewardship of CLP's assets was reflected in a good financial performance in 2006. Given that total earnings in 2005 included a one-off tax consolidation benefit of HK$2,004 million from Australia, 2006 earnings showed a decrease of 13.3%. However, excluding this tax consolidation benefit and Hok Un redevelopment profit, the Group's operating earnings increased by 7.7% to HK$9,856 million.

The Board has recommended a final dividend for 2006 of HK$0.89 per share and a special final dividend of HK$0.02 per share paid out of the profit from Hok Un redevelopment. These final dividends, together with the three interim dividends paid during the year, result in a total dividend of HK$2.41 per share, as compared to HK$2.38 per share for 2005.

The CEO's Review and the following sections of this Annual Report will more fully explain the details of the business and operating performance which lies behind the Group's improved earnings. I am pleased to see a meaningful earnings contribution from all of our main business streams, in Hong Kong and beyond. This provides support for the decision that we took some years ago to diversify CLP's activities beyond Hong Kong, so that shareholders might benefit from a wider earnings base offering a measure of protection against market, regulatory or other risks in any single jurisdiction.

I believe that in 2006, CLP continued to meet its obligations to our stakeholders. We provided excellent service to our customers, we supplied power reliably to the communities we serve, we operated our assets responsibly and we delivered value to our shareholders. With your continuing support, the oversight of the Board and the commitment of its management and staff, CLP is determined to continue to meet those obligations throughout 2007 and beyond.

The Hon. Sir Michael Kadoorie
Hong Kong, 28 February 2007

How are we performing?





Leadership in our industry will belong to those who most quickly identify and master the drivers of change.

Andrew Brandler

The CLP Group's operating earnings for 2006 were HK$9,856 million, a 7.7% increase on our results for the previous year. Total earnings, including Hok Un redevelopment profit, amounted to HK$9,900 million and were 13.3% below 2005 earnings, which included a tax consolidation benefit of HK$2,004 million from the Australian business.


Group Operating Earnings
9,149
2005 operating earnings
+243
Electricity business in Hong Kong
-31
Energy business in Australia
+31
Power projects in Chinese mainland
+313
Electricity business in India
+42
Power projects in Southeast Asia and Taiwan
-137
Other businesses
+408
Other one-off income, net
-162
Unallocated expenses
9,856
2006 operating earnings
HK$M
page 32
page 41
page 47
page 53
page 57
Electricity business in Hong Kong
Energy business in Australia
Power projects in Chinese mainland
Electricity business in India
Power projects in Southeast Asia and Taiwan
Other businesses
Other one-off income, net

The earnings from our Hong Kong electricity business continued to represent the largest part of the Group's total earnings, making a contribution of HK$7,290 million in 2006, compared to HK$7,047 million in 2005.

Operating earnings before unallocated expenses from our energy businesses outside Hong Kong recorded an encouraging increase, contributing a total of HK$2,894 million to the Group's total earnings, up from HK$2,131 million in the previous year.

Included in operating earnings are one-off gains totalling HK$408 million. Upon the formation in March 2006 of OneEnergy Limited, a strategic joint venture in partnership with Mitsubishi Corporation of Japan, a one-off gain of HK$343 million was realised. In December 2006, our interest in BLCP Power Limited was transferred to Electricity Generating Public Company Limited, Thailand and another one-off gain of

HK$888 million was recorded. An impairment of HK$823 million (after tax) was provided for our investment in Yallourn Power Station of Australia as a result of lower forecast electricity pool prices and reductions in performance of its ageing plant.

Operating earnings per share of HK$4.09 (2005: HK$3.80) increased by 7.7%, whilst total earnings per share decreased by 13.3% to HK$4.11 per share from HK$4.74 per share in 2005 which included the tax consolidation benefit in Australia.

The following sections of this Annual Report explain the performance of our businesses in each of the five areas within the Asia-Pacific region in which CLP currently operates. Recognising that shareholders and, for that matter, other stakeholders, may be more interested in future prospects than past performance, we have expanded our explanation of the business environment and challenges encountered by our various businesses and their objectives and outlook for the years ahead. Recent changes to accounting standards and regulations may have had praiseworthy objectives, but improving the clarity and user-friendliness of financial reporting for the average informed reader has not necessarily been one of them. To assist those of our shareholders who are neither expert accountants nor financial analysts, we have made a particular effort in this year's Annual Report to make the presentation of our financial performance easier to follow.

In this CEO's Review, I want to discuss the broader business environment within which the Group operates, highlight some of the particular challenges we face and identify some of the strengths of the CLP Group which we need to exploit in order to sustain a durable and successful presence in Asia's energy sector.

The Asia-Pacific Electricity Industry

In broad terms, the business environment for electricity investors in the Asia-Pacific region is strongly influenced by three factors:

- An increasing demand for power;
- A constantly evolving market background including fierce competition for existing assets and greenfield projects; and
- The growing importance of environmental issues.

Electricity Demand

Demand for electricity in the Asia-Pacific region has been increasing rapidly, in line with significant economic growth in the region. Meeting this demand, and responding to the aspirations of the region's people for ready access to affordable power to improve their living standards, requires a major expansion in generation and transmission infrastructure throughout the region. There is a strong need for further massive investment, particularly in countries such as China, India, Vietnam and Indonesia – all of which have large and growing populations. The region as a whole is presently experiencing close to double digit GDP growth. By way of example, installed generating capacity in Mainland China grew by 105,000MW in 2006 and now stands at 622,000MW (for

How important is it for CLP to grow its Asia-Pacific operations/assets?



Mr. Simon Powell
Head of Power Research, CLSA Research Limited

This is one of management's priorities. Although the Hong Kong electricity business continues to provide the lion's share of CLP's operating earnings, Hong Kong is a relatively mature market, which has seen a slowdown in the growth in local electricity demand. During the 1980s, average year-on-year growth in electricity demand was 8.5%. Through the 1990s this slowed to 4.4%, a trend which has continued since the turn of the century, with growth in demand averaging only 2.3%. This business has also been subject to regulatory uncertainty as we approach the expiry of the SoC in 2008.

Our Asia-Pacific operations have grown steadily over the past decade – providing 29% of Group earnings in 2006, compared to 6% in 1996. Whilst still overshadowed by the level of our Hong Kong earnings, diversifying our investments outside Hong Kong not only provides protection to shareholders from regulatory and market risk in Hong Kong, but also offers significant opportunities for future growth.

I expect the contributions from these investments will continue to increase, even if I do not want to set specific targets for the growth in our Asia-Pacific earnings. This largely depends on the availability of opportunities which meet our investment criteria – above all, the reasonable prospect of delivering sustainable shareholder value over the medium to longer term, commensurate with the degree of risks which those investments involve.



Andrew Brandler
Chief Executive Officer

comparison, the total generating capacity in Australia is 47,091MW). On average, one large new coal-fired generating plant is entering operation every five days in the Mainland. The scale of the investment required goes beyond the capacities of individual governments and can only be satisfied by significant involvement from the private sector.

Although economic growth rates may not be sustainable at current levels, there is still much scope to increase energy intensity and to bring reliable and adequate electricity supplies to populations who have never enjoyed its benefits and whose expectations of an improved way of life are unlikely to be dampened by fluctuations in the global and regional economy. Over the long run, growth in demand for electricity seems highly likely to continue throughout the developing economies of our region.

Market Background

The potentially robust growth opportunities in the regional power sector have become increasingly attractive to investors, after a calmer period following the Asian financial crisis in the late 1990s. While we have continued to see the withdrawal of European and U.S. power companies from the region, we have observed the emergence of strong national and regional players in the electricity industry, with ready access to funding on a large scale.

The combination of growth opportunities, emerging players and cheap capital has led to intense competition to buy existing power assets or the rights to develop new projects. This creates an environment where revenue projections are unduly optimistic, sub-optimal rates of return are accepted in the pursuit of growth and the risk premium associated with such investments (particularly in developing countries) may be inadequately priced. Particularly at present, those risks are real and substantial – such as volatile and rising fuel costs, increased prices and less favourable terms available from equipment suppliers (reflecting the world-wide demand for new generating plant, including in Europe and the U.S.), as well as unsettled market and regulatory regimes.

This last point is an important consideration for the energy sector. Power assets, by their nature, are often large scale, immobile and unable to serve more than a single market. This means that investors are vulnerable to "hold-up" risk. This arises when an investment is made based on seemingly credible expectations regarding market or regulatory structures or rules, but the investor is forced to absorb the cost of a change in those structures or rules after the investment has already been made. This risk, which is greatest during periods of excess electricity supply or poor economic performance, demands both careful pre-investment evaluation and, subsequently, active management by investors in the electricity sector.

Over 2006, CLP has witnessed intense competition firsthand during the course of unsuccessful bids for existing assets or greenfield projects, ranging from a generating portfolio in the Philippines, a retail energy business in Queensland and coal-fired power station projects in India. In line with good management practice, after each unsuccessful bid we have reviewed our approach including, as the case may be, the price we were prepared to pay, the prices at which we believed we could generate electricity profitably and the risks we were prepared to accept. In each case, even with hindsight, we were satisfied that our bids reflected a "fair price" for the assets or projects in question, the acceptance of a reasonable degree of risk and a reasonable prospect of creating value for our shareholders.

Although we may have been disappointed not to have been able to expand our business more rapidly, I am satisfied that CLP's prudent and disciplined approach to new investment in the current environment is in line with our objective of providing long-term, sustainable earnings growth for our shareholders and corresponds to the mandate which Management has been given by our Board and which, in turn, our Board is given by our shareholders. Markets are cyclical. Care must be taken to look beyond the current market phase and aim to balance risks and returns over the longer term.





→ (Left) Go Green Launching Ceremony 2006

→ (Right) Meeting Mr. Yoshiaki Katayama, Senior Vice President and Division COO of Mitsubishi Corporation, at the formation of OneEnergy

In practice, this requires CLP to adopt a structured and disciplined approach in its investment decision making, with a view to ensuring that regulatory and market risks are identified, their cost implications objectively evaluated and mitigation measures adopted. Once the investment is made, these risks have to be managed on an ongoing basis, through measures such as cost control, collaborative relationships with governments and regulators, joint ventures with strong local partners and maintaining diversity in the investment portfolio. As this Annual Report explains, all of these considerations feature in the ongoing management by CLP of its assets and investments.

Social Responsibility – Managing Climate Change

Working within the context of international, national and local laws and regulations, power companies, such as CLP, have a duty to operate responsibly and, in doing so, safeguard their franchise to do business from the governments, communities and customers they serve.

During the past eighteen months, I have had the personal opportunity to work with leading figures in the world's electricity business, through the World Business Council for Sustainable Development. CLP and seven other leading companies in the global electricity sector recently issued a joint report, "Powering a Sustainable Future".


Powering
a Sustainable
Future

In this Report, we articulate our shared view of the efforts that must be made by businesses, governments and consumers, to tackle key sustainability challenges in the electricity sector, including climate change (see www.wbcsd.org). As the WBCSD has noted, electricity is at the heart of the global energy challenge. On the one hand, it is a necessity of modern life and a basic requirement for development; at its point of use, electricity is the cleanest and most convenient energy carrier and its share of energy consumption is growing. On the other hand, the power sector produces around 40% of global CO_2 emissions from fuel combustion and, therefore, contributes significantly to the risks associated with global warming.

We have gone beyond the point where scientific, political and public concern about global warming can be dismissed as unfounded or unnecessary. In February this year, the Intergovernmental Panel on Climate Change's 4th assessment report on the physical science confirmed, "Warming of the climate system is unequivocal, as is now evident from observations of increases in global average air and ocean temperatures, widespread melting of snow and ice, and rising global mean sea level". The Stern Review in the U.K. published in October 2006 warned that "the scientific evidence points to increasing risks of serious, irreversible impact from climate change associated with business-as-usual paths for emissions" and pointed out the threat that this posed to the basic elements of life for people around the world – access to water, food production, health, and use of land and the environment.

CLP's sense of social responsibility requires us to respond to the challenge of climate change and to play our part in creating a sustainable power sector which meets society's need for electricity without jeopardising the environment. We face a particular dilemma in this respect, in that we operate in a region where, mainly because of considerations such as affordability and availability, coal is the fuel of choice for large scale electricity generation – whilst, as at today, there are no large scale and economically viable technical solutions to capture and store the CO_2 emissions created by such plant.

Governments have started to respond to concerns on climate change. In our region, recent months have seen the introduction of mandatory renewable energy targets in China and India, as well as new targets in two Australian states.

Power companies do not create the demand for electricity – our role is to meet that demand responsibly. For the time being, politicians, including those with a genuine awareness of the risk of climate change, are focusing their attention on the environmental regulation and control of the power companies

→ Visiting Changdao Wind Farm, Shandong Province



which produce electricity, rather than on changes to the attitudes and behaviour of the businesses and individuals who demand and consume that electricity, including through price signals which may moderate consumption patterns. Addressing the problems associated with CO_2 emissions will require a collective effort from society and an open and constructive political debate on the choices to be made. And the uncomfortable truth is that this will involve all of us accepting changes in our way of life and doing business, and paying a fair share of the economic cost of reducing emissions. Responsibility to society, current and future, rests with all of us.

Taking these major issues back to CLP's position as a leading player in the regional energy sector, I believe that we must incorporate the implications of climate change into all our investment decisions and into the ongoing operation, maintenance and enhancement of our existing assets. This will involve a balanced portfolio using a range of fuels and technologies. For the foreseeable future, coal will continue to play a major role in power generation in the region in order to meet people's demand for electricity at reasonable prices. Our corporate strategy must recognise that, in the long term, ownership of a generating portfolio dominated by conventional coal-fired plant is likely to be an unsustainable and exposed position, as growing emphasis is given to other fuel sources, such as gas, nuclear and renewable energy, and new technology emerges to harness the energy locked-up in coal, such as integrated gasification combined-cycle plant with carbon capture and storage, to allow for future coal-fired generation to operate on an environmentally sustainable basis.

Looking Ahead

In order to realise its vision of being a leading investor-operator in the Asia-Pacific power sector, CLP must have a competitive edge which allows us to succeed in a market characterised by strong growth in electricity demand, fierce competition, market and regulatory uncertainty and the implications of climate change. CLP is well positioned to maintain that competitive edge. We have

- expertise in a variety of technologies and fuel sources and a good track record in the promotion and adoption of new technology (as shown by our role in the early development of nuclear power in the Mainland and combined-cycle gas technology in Hong Kong);
- the geographical range of our operations, combined with good local relationships, which allows us to allocate capital and make investment decisions by reference to the particular economic and environmental conditions in the countries in which we choose to do business;
- preserved a strong financial position, which gives us the capacity to invest in the growth of our business when opportunities arise which meet our criteria in terms of the rewards they offer and the risks they involve;
- high standards of corporate governance, including internal financial and operating controls, which give us credibility with all those with whom we do business and all those upon whose support we rely. Our corporate governance disciplines also ensure that social and environmental considerations are implanted in our investment and decision-making processes;
- already demonstrated our willingness to be proactive in addressing the environmental implications of our business by our self-imposed target set in 2004 of generating 5% of our energy from renewable energy resources by 2010, our commitment to incorporate modern emissions control equipment, such as flue gas desulphurisation, into the planning of new greenfield coal plants, and the adoption and implementation of our climate change strategy. CLP enjoys the firm support of our Board and shareholders to be amongst the leaders in the Asian power industry in shouldering our environmental responsibilities; and
- the capacity to exploit the group synergies present in a business which operates on a large scale with a wealth of experience throughout the region – even if, because of the rapid expansion of the Group in recent years, we still need to do further work in maximising our organisational effectiveness in this area.

The regional power industry is going through a period of massive change and uncertainty – arising from the overarching challenge of meeting growing electricity demand in an affordable yet environmentally sustainable manner. Existing incumbents in the power sector will not necessarily benefit from their entrenched and current positions. Leadership in this industry, as with any industry under transformation, will belong to those who have most quickly identified and mastered the drivers of change and exploited the opportunities that this presents. Although the task is a demanding one, I am determined and confident that CLP will manage risk effectively and be amongst those companies who succeed.

Andrew Brandler
Hong Kong, 28 February 2007



Assets / Investments

Assets in which CLP has a majority shareholding and/or operational control

Assets in which CLP has no majority shareholding and/or operational control



China

13 Changdao Wind Power
14 Weihai Wind Power
16 Boxing Biomass Project
CLP Guohua 7
Shenmu 8
SZPC 10
5 GNPJVC
6 PSDC
12 Huaiji
Guizhou CLP Power 9
19 HPC
15 Nanao II Wind Power
Taiwan
Fangchenggang 11



17 GPEC

India

18 EGCO

Thailand

Shenzhen – China

Black Point 2
New Territories
2 Castle Peak
1 CLP Power Hong Kong
Kowloon
2 Penny's Bay
Lantau Island

Australia

Tallawarra 3
Torrens Island 3
3 Yallourn
Iona Gas Storage 3
Roaring 40s 4

The CLP Group's Structure & Partnerships

CLP Holdings

Hong Kong

- **CLP Power Hong Kong**
  - CLP 100%
- **CAPCO**
  - CLP 40%
  - ExxonMobil Energy Ltd. 60%

Australia

- **TRUenergy**
  - CLP 100%
- **Roaring 40s**
  - CLP 50%
  - Hydro Tasmania 50%

Chinese Mainland

- **GNPJVC**
  - CLP 25%
  - Guangdong Nuclear Investment Co., Ltd. 75%
- **PSDC**
  - CLP 49%
  - ExxonMobil Energy Ltd. 51%
- **CLP Guohua**
  - CLP 49%
  - China Shenhua Energy 51%
- **Shenmu**
  - CLP 49%
  - China Shenhua Energy 51%
- **Guizhou CLP Power**
  - CLP 70%
  - China Huadian Corp. 18%
  - Guizhou Development & Investment Corp. 12%
- **SZPC**
  - CLP 29.4%
  - Shandong Electric Power Co. 36.6%
  - Shandong Int'l Trust & Investment Corp. 14.4%
  - EDF International S.A. 19.6%
- **Fangchenggang**
  - CLP 70%
  - Guangxi Water & Power Engineering (Group) Co., Ltd. 30%
- **Huaiji**
  - CLP 84.9%
  - Huaiji County Huilian Hydro-electric (Group) Co. Ltd. 15.1%
- **Changdao Wind Power**
  - CLP 45%
  - China Huaneng Group 55%
- **Weihai Wind Power**
  - CLP 45%
  - China Huaneng Group 55%
- **Nanao II Wind Power**
  - CLP 25%
  - China Huaneng Group 50%
  - Guangdong Electric Power Development Co., Ltd. 25%
- **Boxing Biomass Project**
  - CLP 79%
  - Shandong Boxing County Huanyu Paper Co., Ltd. 21%

India

- **GPEC**
  - CLP 100%

Southeast Asia and Taiwan

- **OneEnergy**
  - CLP 50%
  - Mitsubishi Corporation 50%
- **HPC**
  - CLP 40%
  - Taiwan Cement Corp. 60%

How can you approach our Financial Statements?

Financial Statements Decoded

The purpose of the Group's financial statements is to communicate the Group's financial information to its stakeholders. The financial statements comprise two essential components:

- Income statement – which is a representation of the Group's financial performance; and
- Balance sheet – which is a representation of the Group's financial position.

The income statement summarises the flows of economic resources to and from the Group (in the form of revenue and expenses) over a period of time, in this case the year 2006. It also represents how the Group moved from its financial position of last year to the current year (as illustrated under the heading "CLP Group's Financial Results and Position at a Glance" on pages 18 and 19). The income statement is further analysed on pages 20 and 21.

The balance sheet summarises the Group's economic resources (in the form of non-current assets and working capital), obligations and owners' equity (in the form of debts and other non-current liabilities, and equity respectively) at a particular point of time, in this case 31 December 2006. It also shows how the economic resources contributed by lenders and shareholders are deployed in the business. Further analysis of the balance sheet is set out on pages 22 to 27.

Non-current assets include interests in jointly controlled entities and associated companies. In accordance with accounting standards, the Group has elected to present each as a single-line item on the face of the balance sheet instead of on a line-by-line basis according to the Group's proportional share of their assets and liabilities. Further information on the Group's financial obligations in respect of these interests is presented on pages 30 and 31.

Financial Statements Illustrated

The diagram opposite illustrates the relationship between the income statement and the balance sheet, as well as their links with the Group's stakeholders.

On the one hand, the Group earns **revenue** from **customers** through the deployment of **non-current assets** and **working capital**; on the other hand, it pays **operating expenses** to **suppliers of goods and services** for their supplies. The net balance of revenue and operating expenses is the **profit** available for payment to **lenders** (in the form of **interest expense**) and for distribution to **shareholders** (in the form of **dividends**) in return for their contribution of funds to the Group (**debts** and **equity**).

A key component of financial statements not depicted opposite is the Group's cash flows, which comprise operating, investing and financing cash flows. While the operating profit underlies the operating cash flow, certain non-cash charges or credits, such as depreciation, amortisation and fair value changes on derivatives, create a distinction between the operating cash flow and the operating profit. Investing cash flows are the cash flows arising from the purchase or disposal of non-current assets. Financing cash flows represent the cash flows between the Group and the lenders and shareholders. These cash flows are summarised in the cash flow statement and are further explained on page 28.

Non-current Assets

Assets which are held long term, either for use in operations, or for investment (such as fixed assets and investments in jointly controlled entities). They are not expected to be consumed or sold within the normal operating cycle (usually 12 months).

Working Capital

Comprises current assets and current liabilities which are continuously circulating in the business operations (such as bank balances, trade receivables and payables).

Debts and Other Non-current Liabilities

Funds borrowed from lenders which the Group has obligations to repay and other liabilities (such as deferred tax liabilities) which the Group is obliged to settle after the next 12 months.

Equity

Funds contributed by shareholders either as capital or profits retained in the Group. This is the residual interest in the Group's assets after all of the Group's liabilities have been paid off.

Note: The definitions and explanations of the financial statements in this section are for guidance purposes only. Readers should refer to the relevant accounting standards for comprehensive and authoritative definitions and explanations.

The Income Statement and the Balance Sheet – The Two Essential Components of Financial Statements



Income Statement
Balance Sheet
Non-current Assets
Customers
Revenue
Working Capital
Profit = Revenue – Operating Expenses – Interest Expense
Interest Expense
Debts and Other Non-current Liabilities
Lenders
Suppliers of Goods & Services
Operating Expenses
Equity
Profit
Dividend
Shareholders

CLP Group's Financial Results and Position at a Glance

Last Year's Balance Sheet
(Consolidated Balance Sheet as at 31.12.2005)

	HK$M
Assets	
Fixed assets, leasehold land and land use rights	81,742
Goodwill and other intangible assets	6,930
Interests in jointly controlled entities	16,719
Interests in associated companies	1,798
Finance lease receivables	2,933
Deferred tax assets	2,537
Derivative financial instruments	1,562
Trade and other receivables	6,759
Cash & cash equivalents	2,041
Other assets	1,102
	124,123
Equity and Liabilities	
Share capital, premium & reserves	16,003
Retained profits	34,626
Shareholders' funds	50,629
Minority interest	111
Borrowings	29,391
Obligations under finance leases	21,497
SoC reserve accounts	4,174
Deferred tax liabilities	5,718
Derivative financial instruments	1,578
Customers' deposits	3,308
Trade and other payables	6,079
Other liabilities	1,638
	124,123

Cash Flow For The Year
(Consolidated Cash Flow Statement for the year ended 31.12.2006)

	Note	HK$M
Cash inflow from operating activities	1	11,472
Dividends paid less dividends received		(3,101)
Investments in/advances to jointly controlled entities		(846)
Capital expenditure	2	(5,826)
Net decrease in borrowings		(20)
Repayment of finance lease obligations		(1,958)
Other net outflow, including exchange effect		(149)
Net decrease in cash		(428)
Cash & cash equivalents at 31.12.2005		2,041
Cash & cash equivalents at 31.12.2006		1,613

Earnings For The Year
(Consolidated Income Statement for the year ended 31.12.2006)

	Note	HK$M
Revenue	3	45,702
Expenses	3	(33,590)
Other income, net	4	55
Share of results, net of income tax		
– jointly controlled entities		2,936
– associated companies		114
Profit before net finance costs and income tax		15,217
Net finance costs		(4,624)
Income tax expense		(683)
Profit after income tax		9,910
Profit attributable to minority interest		(10)
Earnings attributable to shareholders		9,900

1 Our Hong Kong electricity business remained our principal source of cash inflow while cash flow from our overseas business also grew considerably.

2 Capital expenditure was primarily on the transmission and distribution network in Hong Kong. There were also capital works on generation and other facilities in Australia.

3 This reflects the first full year of the MEB's operations in Australia since its acquisition by the Group in May 2005. The Hong Kong electricity business continued to account for most of the Group's revenue and expenses.

4 The Group formed a strategic joint venture, OneEnergy Limited (OneEnergy), with Mitsubishi Corporation of Japan in March 2006 and injected its 22.4% interest in Electricity Generating Public Company Limited (EGCO) in Thailand into OneEnergy, thereby realising a gain of HK$343 million. Subsequently, the Group also transferred its 50% interest in BLCP Power Limited of Thailand to EGCO and realised another gain of HK$888 million. However, an impairment loss of HK$1,176 million (HK$823 million after income tax) was provided for following an impairment assessment of Yallourn Power Station, Australia. Overall, these three items resulted in net one-off other income of HK$55 million (before tax).

Profits Retained For The Year
(Consolidated Retained Profits for the year ended 31.12.2006)

	HK$M
Earnings attributable to shareholders	9,900
Dividends paid for the year	
– 2005 finals	(2,264)
– 2006 interims	(3,612)
Revaluation reserves realised upon depreciation	3
Share of movements in reserves of jointly controlled entities	(17)
Net increase in retained profits	4,010
Retained profits at 31.12.2005	34,626
Retained profits at 31.12.2006	38,636

Today's Balance Sheet
(Consolidated Balance Sheet as at 31.12.2006)

	Note	HK$M
Assets		
Fixed assets, leasehold land and land use rights	5	85,653
Goodwill and other intangible assets		7,326
Interests in jointly controlled entities	6	19,173
Interests in associated companies		8
Finance lease receivables	5	2,866
Deferred tax assets		3,305
Derivative financial instruments		1,556
Trade and other receivables		8,799
Cash & cash equivalents		1,613
Other assets		792
		131,091
Equity and Liabilities		
Share capital, premium & reserves		17,202
Retained profits		38,636
Shareholders' funds		55,838
Minority interest		78
Borrowings	7	30,278
Obligations under finance leases	5	22,810
SoC reserve accounts		3,346
Deferred tax liabilities		6,054
Derivative financial instruments		2,020
Customers' deposits		3,417
Trade and other payables		5,893
Other liabilities		1,357
		131,091

5 Certain electricity supply and power purchase agreements of the Group have been classified as finance leases in accordance with the newly effected HKFRS–Interpretation 4 "Determining whether an Arrangement contains a Lease". CAPCO's operational generating plant and associated fixed assets have now become leased assets with a corresponding finance lease liability on the Group's balance sheet; while the power station of GPEC is replaced by a finance lease receivable.

6 CAPCO continued to be our largest investment in jointly controlled entities. During the year, a net advance of HK$328 million was made to CAPCO.

7 The Group issued HK$1 billion fixed-rate notes under the Medium Term Note Programme and raised a HK$500 million bank loan during the year. As at year end, the Group's gearing ratio decreased slightly from 36.7% to 35.1%.

Financial Analysis

Key Financial Events

Financial information cannot be understood in isolation. To provide a backdrop to this financial information, we highlight below those events in 2006 which have a significant impact on the Group's financial performance and position:

1. The Group adopted the newly effected Hong Kong Financial Reporting Standards – Interpretation 4 (HKFRS-Int 4) "Determining whether an Arrangement contains a Lease". As a result, certain of the Group's electricity supply and power purchase arrangements have been accounted for as finance leases rather than normal sales and purchases transactions. On the one hand, CLP Power Hong Kong, which was previously treated as a purchaser of electricity from CAPCO, has become a lessee of CAPCO's power generation facilities. These operational generating plant and associated fixed assets are now brought onto the Group's balance sheet as leased assets with a corresponding lease liability. On the other hand, GPEC, together with Ho-Ping and Electricity Generating Public Company Limited (EGCO) of Thailand, are accounted for as lessors instead of sellers of electricity. Lease receivables are recorded in place of the power generating fixed assets.

   The overall impact of HKFRS-Int 4 on our earnings is not significant. However, in effect, all the fixed assets employed for the electricity generating business are now better reflected in our balance sheet, changing the financial picture it presents.

2. In March 2006, a strategic jointly controlled entity, OneEnergy Limited (OneEnergy), was formed with Mitsubishi Corporation of Japan, to act as an investment vehicle in Southeast Asia and Taiwan. The Group injected its 22.4% interest in EGCO into OneEnergy. Upon the formation of OneEnergy, a one-off gain of HK$343 million was realised.

3. Towards the end of 2006, as part of the process to streamline the Group's interests in Southeast Asia, its 50% interest in BLCP in Thailand was transferred to EGCO, realising another one-off gain of HK$888 million.

4. An impairment review exercise has been carried out for all of the Group's fixed assets. The review for Yallourn Power Station, Australia identified an impairment of A$200 million, equivalent to HK$1,176 million (HK$823 million, net of income tax). The impairment has arisen as a result of significant decrease in forecast pool prices and reductions in performance of its ageing plant.

The year-on-year fluctuations of the key items of the income statement, balance sheet and cash flow are explained below. These fluctuations are driven by the Group's strategy, changes in the business environment and the key financial events described above.

Group's Financial Results

The 2006 results show the steady growth of our electricity business in Hong Kong and continuous expansion of our energy businesses elsewhere in the region. However, total earnings attributable to shareholders decreased by 13.3% to HK$9,900 million in 2006, compared to HK$11,420 million in 2005 which included a one-off tax consolidation benefit of HK$2,004 million. Excluding this one-off tax benefit and Hok Un redevelopment profit, the Group registered a 7.7% growth in its operating earnings to HK$9,856 million (2005: HK$9,149 million). Detailed analysis of the performance of individual business streams is provided on pages 32 to 62 of this Report.

	2006 HK$M	2005 HK$M	Changes HK$M
Revenue	**45,702**	38,491	7,211
Expenses	**33,590**	26,905	6,685
Other income, net	**55**	–	55
Finance costs	**4,762**	4,445	317
Share of results of jointly controlled entities, net of income tax	**2,936**	3,182	(246)
Income tax expense/(credit)	**683**	(845)	1,528
Total operating earnings (before Hok Un redevelopment profit & tax consolidation benefit from Australia)	**9,856**	9,149	707
Earnings attributable to shareholders	**9,900**	11,420	(1,520)

Revenue and Expenses

Our electricity business in Hong Kong is the largest component of the Group's revenue and expenses. The increase in revenue and expenses is mainly attributable to the full year effect of consolidating the financial results of the MEB in Australia since its acquisition in May 2005. Apart from this, our revenue and expenses have been stable as compared with 2005, reflecting our mode of operations. The Group's revenue and expenses in Hong Kong and elsewhere are as follows:

	2006			2005		
	Hong Kong HK$M	Outside Hong Kong HK$M	Total HK$M	Hong Kong HK$M	Outside Hong Kong HK$M	Total HK$M
Revenue	**29,559**	**16,143[1]**	**45,702**	28,518	9,973[1]	38,491
Expenses						
Electricity, gas and distribution services	**5,380**	**8,544**	**13,924**	5,381	4,499	9,880
Operating lease and lease service payments[2]	**7,176**	**–**	**7,176**	7,063	–	7,063
Staff expenses	**1,034**	**778**	**1,812**	994	511	1,505
Fuel and other operating costs	**1,548**	**4,162**	**5,710**	1,720	2,378	4,098
Depreciation and amortisation	**4,055**	**913**	**4,968**	3,686	673	4,359
	19,193	**14,397**	**33,590**	18,844	8,061	26,905

Notes:

1 About 37.9% (2005: 38.4%) of our revenue from the retail sales of electricity and gas in Australia is paid as network charges to third party network operators.

2 Represent certain payments from CLP Power to CAPCO under the electricity supply arrangement, such as those for services supplied with respect to the leased assets.

Other Income, net

This represents the one-off gain of HK$343 million from the formation of OneEnergy and of HK$888 million from the sale of CLP's interest in BLCP to EGCO, net of an impairment charge of HK$1,176 million (HK$823 million after income tax) of the fixed assets at Yallourn Power Station, Australia. The resulting one-off net gain from these transactions is HK$55 million (before income tax) or HK$408 million (after tax).

Finance Costs

Finance costs increased HK$317 million on higher borrowings to finance capital investments in Hong Kong and overseas power projects. In addition, finance costs of HK$3,020 million (2005: HK$2,832 million) on lease obligations were recorded following the adoption of HKFRS-Int 4.

Share of Results of Jointly Controlled Entities, net of Income Tax

The slight decrease in the share of jointly controlled entities' results is attributable to the reduced contribution from Hok Un redevelopment since most of the units were sold in previous years. The changes in results from other jointly controlled entities have been mixed and relatively small.

Income Tax Expense/(Credit)

The change is mainly related to a tax consolidation benefit from Australia of HK$2,004 million in 2005 together with the tax effect of the impairment loss on Yallourn Power Station. Last year's tax consolidation benefit arose from the formation of a tax consolidated group in Australia with the tax cost base of certain depreciable assets being reset.

Group's Financial Position

Our financial position remains robust as revealed by our healthy balance sheet. The adoption of HKFRS-Int 4 has brought new items onto the balance sheet. CAPCO's operational generating plant and associated fixed assets are now recognised as leased fixed assets, with the corresponding obligations under finance leases recorded on the liability side. Conversely, GPEC's power generation plants have been removed from the balance sheet and a finance lease receivable is recorded instead. Overall, this new accounting treatment has resulted in the increase of both the assets and liabilities in the Group's consolidated balance sheet.

On the balance sheet

	2006 HK$M	2005 HK$M	Changes HK$M
Total assets	**131,091**	124,123	6,968
Fixed assets	**83,418**	79,509	3,909
Leasehold land and land use rights	**2,235**	2,233	2
Goodwill and other intangible assets	**7,326**	6,930	396
Interests in jointly controlled entities	**19,173**	16,719	2,454
Interests in associated companies	**8**	1,798	(1,790)
Finance lease receivables (current & non-current)	**2,866**	2,933	(67)
Deferred tax assets	**3,305**	2,537	768

Deferred Tax Assets

The deferred tax assets refer mostly to the temporary difference arising from tax losses in our Australian business which could be utilised in the foreseeable future. Further deferred tax assets related to tax losses were recognised in the current year. The deferred tax assets, together with those recognised in previous years, have been and will be subject to impairment review in accordance with the Group's accounting policy.

Finance Lease Receivables

Following the adoption of HKFRS-Int 4, GPEC's power purchase agreement with its sole customer, GUVNL, has been accounted for as a finance lease. GPEC, being the lessor, has recorded finance lease receivables on the balance sheet. Part of the receipts from GUVNL under the agreement have been applied as repayment of the lease receivables during the year.

Interests in Associated Companies

The Group injected its interest in EGCO, an associated company, into OneEnergy upon its formation in March 2006, thereby effectively disposing of one-half of its interest in EGCO.

The remaining balance as at 31 December 2006 represented our 1/3 interest in Gascor Pty Limited owned through our Australian business.

Interests in Jointly Controlled Entities

The significant increase is attributable to the formation of OneEnergy, into which the Group has injected its interest in EGCO and indirectly, BLCP. In addition, a further net advance of HK$328 million was made to CAPCO during the year.

Total Assets

The Group's total assets increased by HK$6,968 million, attributable to an increase in fixed assets and trade and other receivables. Most of our assets are non-current tangible assets and primarily include leased generating plants, owned transmission and distribution networks as well as investments in CAPCO and overseas projects.

Total Assets by Geographical Location


38% Outside Hong Kong
62% Hong Kong
23% Australia
6% Chinese mainland
5% India
4% Southeast Asia & Taiwan

Fixed Assets, Leasehold Land and Land Use Rights

During the year, CLP Power Hong Kong invested HK$4,788 million (2005: HK$4,849 million) in transmission and distribution networks and other supporting facilities. Following the adoption of HKFRS-Int 4, the Group's leased assets now include the generation plant of CAPCO. The increase in the leased assets of HK$3,299 million in Hong Kong is primarily due to the commissioning of Unit 8 at Black Point Power Station. Elsewhere, in Australia we spent HK$1,086 million (2005: HK$749 million) mainly on generation facilities (including the Tallawarra project).

At 31 December 2006, the Group's capital commitments, contracted but not provided for in the financial statements, amounted to HK$4,407 million (2005: HK$2,689 million). Of these contracted amounts, HK$2,762 million (2005: HK$2,330 million) was for our electricity business in Hong Kong, primarily for enhancing our transmission and distribution systems, whilst HK$1,546 million (2005: HK$350 million) was related to our Australian business.

Fixed assets, leasehold land and land use rights as at 31 December 2006 and 2005 are summarised below:

	2006 HK$M	2005 HK$M
Hong Kong	**70,438**	66,819
Australia	**14,492**	14,196
Others	**723**	727
	85,653	81,742

Note: These are represented by property, plant and equipment, freehold and leasehold land as well as land use rights.

Goodwill and Other Intangible Assets

The increase is attributable to the appreciation of the Australian dollars in which most of the goodwill and other intangible assets are denominated.

A major portion of the goodwill arose from the acquisition of the MEB in 2005. The Group lodged a claim with the vendor, an affiliate of Singapore Power Limited in 2005. Settlement was subsequently reached in April 2006 with the purchase consideration reduced by HK$1,019 million. The goodwill was adjusted as if the revised consideration was effected at the time of the acquisition.

Management has reviewed the goodwill and other intangible assets and no impairment is identified.

Group's Financial Position

On the balance sheet

	2006 HK$M	2005 HK$M	Changes HK$M
Derivative financial instrument assets (current & non-current)	**1,556**	1,562	(6)
Derivative financial instrument liabilities (current & non-current)	**2,020**	1,578	442
Trade and other receivables	**8,799**	6,759	2,040
Bank balances, cash and other liquid funds	**1,613**	2,041	(428)
Customers' deposits	**3,417**	3,308	109
Trade and other payables	**5,893**	6,079	(186)

Trade and Other Payables

The balance comprises trade payables and other accruals, current accounts with jointly controlled entities (principally with CAPCO). There are no significant fluctuations in the balance for the year.

Customers' Deposits

Largely represents the deposits received from customers in Hong Kong as security on their electricity accounts. The balance has remained stable throughout the year.

Bank Balances, Cash and Other Liquid Funds

Major cash flows for the year are summarised on page 28.

At 31 December 2006, 91% (2005: 96%) of liquid funds was denominated in foreign currency and mainly held by overseas subsidiaries in India and Australia.

Trade and Other Receivables

The increase is mainly attributable to the consideration receivable from the disposal of BLCP to EGCO (HK$1,000 million) and the increase in trade receivables in Hong Kong and India.

Derivative Financial Instruments and Hedging

The Group uses different derivative financial instruments to manage its exposure to foreign currency and interest rate risks, as well as the price risks associated with sales and purchases of electricity in Australia, so as to minimise any potential adverse effects on the Group's earnings and tariff. Apart from certain electricity trading activities engaged by TRUenergy, it is the Group's policy to use derivative financial instruments solely for hedging purposes.

The derivatives were marked to market value at the balance sheet date and reported a net liability of HK$464 million (HK$481 million net liability for the Group and CAPCO combined). This represents the net amount we would pay if these contracts were closed out at 31 December 2006. However, changes in fair value of derivatives will have no impact on the Group's cash flow until settlement.

The breakdown by type and maturity profile of the derivative financial instruments is shown in the charts below:

	Notional Amount		Fair Value Gain/(Loss)	
	2006 HK$M	2005 HK$M	**2006 HK$M**	2005 HK$M
CLP Group				
Forward foreign exchange contracts	**41,828**	42,828	**(483)**	(311)
Interest rate swaps	**12,401**	9,693	**140**	(48)
Cross currency & interest rate swaps	**2,340**	4,680	**26**	125
Renewable energy certificates/ NSW Greenhouse Gas Abatement Certificates	**314**	100	**22**	13
Energy hedging & trading caps & options	**547**	878	**71**	134
Energy hedging & trading swaps	**18,998**	11,469	**(240)**	71
	76,428	69,648	**(464)**	(16)
CAPCO				
Interest rate swaps	**3,562**	4,208	**(17)**	25
Total	**79,990**	73,856	**(481)**	9

Maturity Profile


CLP Group
As at 31 Dec 06
39%
13%
40%
8%
As at 31 Dec 05
32%
18%
43%
7%
CLP Group + CAPCO
As at 31 Dec 06
38%
13%
40%
9%
As at 31 Dec 05
31%
18%
43%
8%
Within 1 year
1-2 years
2-5 years
Beyond 5 years

Group's Financial Position

On the balance sheet

	2006 HK$M	2005 HK$M	Changes HK$M
Bank loans and other borrowings (current & non-current)	**30,278**	29,391	887
Obligations under finance leases (current & non-current)	**22,810**	21,497	1,313
Deferred tax liabilities	**6,054**	5,718	336
SoC reserve accounts	**3,346**	4,174	(828)
Shareholders' funds	**55,838**	50,629	5,209

Shareholders' Funds

Shareholders' funds increased 10.3% to HK$55,838 million as at 31 December 2006. This arose from the net increase in the retained profits of HK$4,010 million after dividend payments. At the end of 2006, the distributable reserves of CLP Holdings amounted to HK$19,913 million (2005: HK$19,631 million).



Return on Equity
HK$M
%
60,000
50,000
40,000
30,000
20,000
10,000
0
30
25
20
15
10
5
0
02
03
04
05
06
Average shareholders' funds
Return on equity, total earnings
Return on equity, operating earnings

SoC Reserve Accounts

The Development Fund and Rate Reduction Reserve are collectively referred to as SoC reserve accounts. The decrease was mainly due to the transfer from the Development Fund to the income statement during the year to maintain a freeze in tariff. Special rebates to customers also caused the Development Fund to decrease during the year.

Deferred Tax Liabilities

The deferred tax liabilities increased by HK$336 million, mainly owing to the temporary differences arising from the accelerated tax depreciation for capital works of CLP Power Hong Kong.

Bank Loans and Other Borrowings

During the year, the Group issued HK$1 billion of fixed-rate notes under the Medium Term Note Programme and also raised a HK$500 million bank loan. This is to support the expansion of our electricity business in Hong Kong. The gearing ratio has seen a slight decrease from 36.7% to 35.1% due to an increase in shareholders' funds.

Obligations under Finance Leases

With the adoption of HKFRS-Int 4, CLP Power Hong Kong's electricity supply contract with CAPCO has been accounted for as a finance lease. The recorded finance lease obligations correspond to the leased fixed assets recognised. The overall increase in the balance is mainly due to the new lease arising upon the commissioning of Unit 8 at Black Point Power Station, partially offset by repayments during the year.

Beyond the balance sheet

Apart from those items which appear on the balance sheet, the charges on assets, commitments and contingencies set out below are important to a full understanding of the Group's financial position.

Charges on Assets

Various assets of GPEC and Huaiji are pledged for their local borrowings of HK$888 million in aggregate. These pledged assets represented less than 3% of the total assets of the Group.

Operating Commitments

The outstanding non-cancellable operating lease commitments amounted to HK$12,591 million at 31 December 2006 (2005: HK$12,992 million). Of this, HK$9,559 million referred to the operating lease element of the Electricity Supply Contract between CLP Power Hong Kong and CAPCO, and HK$2,854 million was related to a 20-year Master Hedge Agreement between TRUenergy and Ecogen (which owns 966MW gas-fired generation facilities in Victoria). Under this Agreement, TRUenergy has the right to request the supply of electricity from the power stations.

Contingent Liabilities

Under the original power purchase agreement between GPEC and its off-taker GUVNL,GUVNL was required to make a "deemed generation incentive" payment to GPEC when the plant availability was above 68.5% (revised subsequently to 70%). GUVNL has been making such payments since December 1997. In September 2005, GUVNL filed a petition before the Gujarat Electricity Regulatory Commission claiming that the "deemed generation incentive" payment should not be paid for the period when the plant was using naphtha as fuel instead of gas. GUVNL's contention is based on a 1995 Government of India notification which disallowed "deemed generation incentive" for naphtha based power plants. The total amount of the claim plus interest amounts to about HK$1,275 million. Based on legal advice, no provision is considered necessary and the claim is disclosed as a contingent liability in our consolidated financial statements. Save for this, we have not identified any significant contingent liabilities.

Cash Flow

We act prudently to ensure our cash inflows, from operations or from our lenders, are available in time to meet our various business needs for daily operations, capital expenditure, new investments and servicing our debts, as well as paying dividends to our shareholders. Our strong operating cash flows, especially those from our Hong Kong electricity business, have been our principal source of liquidity, providing us with substantial flexibility in meeting our funding requirements.

During 2006, excluding the effect of exchange rates, the Group's cash and cash equivalent decreased by HK$474 million, as analysed below in three kinds of cash flow activities.


Non-current Assets
Working Capital
Operating Activities
Investing Activities
Financing Activities
Debts and Other Non-current Liabilities
Equity

Cash Utilisation

HK$M — Source of Cash / Use of Cash

30,000
25,000
20,000
15,000
10,000
5,000
0

05 06 05 06

Net borrowings
Dividends received
Cash flow from operations

Acquisition of subsidiaries
Dividends paid
Repayment of obligations under finance lease
Investments in jointly controlled entities
Capital expenditure

	2006 HK$M	2005 HK$M	Changes HK$M
Operating activities (such as receipts from customers, payment of operating expenses and interest)	**11,472**	11,753	(281)
Investing activities (such as purchase of fixed assets, dividends received from jointly controlled entities)	**(4,092)**	(15,241)	11,149
Financing activities (such as drawing and repayment of bank loans, payment of dividends to shareholders)	**(7,854)**	3,095	(10,949)
	(474)	(393)	(81)

Financing Activities

The Group has a net outflow from its financing activities, as opposed to a net inflow last year, as fewer loans were raised in the current year. With the adoption of HKFRS-Int 4, part of the electricity payments from CLP Power Hong Kong to CAPCO has been classified as settlements of finance lease obligations.

Investing Activities

In the absence of a major acquisition, this year's net cash used in investing activities reduced by HK$11,149 million. Most activities are capital expenditure related to our Hong Kong electricity business (HK$4,554 million), and contributions to new power projects through our jointly controlled entities (HK$846 million). These outflows were partially offset by dividends received from our jointly controlled entities.

Operating Activities

The well established electricity business in Hong Kong generates a steady and major source of inflow, whilst cash flows from our overseas operations have grown.

A Broader Perspective

An Annual Report necessarily concentrates on one year's financial performance, with a comparison against the previous year. It might be helpful to offer a broader perspective on CLP's financial performance and its underlying trends. To do this, we have selected four financial indicators, which we believe best reflect past developments and may indicate future direction. These are overall earnings, growth of earnings from outside Hong Kong, total assets (in and outside Hong Kong) and gearing (total debt to total capital ratio). More detailed and comprehensive data can be found in the Ten-year Summary on our website.

Total and Operating Earnings



HK$M
12,000
11,000
10,000
9,000
8,000
7,000
6,000
02
03
04
05
06
Total earnings
Operating earnings

Operating Earnings from Outside Hong Kong



HK$M
3,000
2,500
2,000
1,500
1,000
500
0
02
03
04
05
06

Total Assets – Hong Kong and Outside Hong Kong



HK$M
90,000
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
02
03
04
05
06
Hong Kong
Outside Hong Kong

Total Debt to Total Capital Ratio



%
70
60
50
40
30
20
10
0
02
03
04
05
06

Total debt to total capital = Debt / (shareholders' funds + debt + minority interest). Total debt excludes obligations under finance lease.

These charts illustrate

- continuing growth in the Group's earnings over the past five years. Average annual growth in operating earnings over the period was 10.6% and for total earnings was 8.6%. Operating earnings and total earnings grew by 49.8% and 38.9% respectively from 2002 to 2006;
- the rising importance of earnings from outside of Hong Kong, from 16.7% of total earnings in 2002 to 29.2% in 2006. This is in line with our earlier decision to diversify our business beyond our Hong Kong base. We envisage this trend will continue towards a more balanced mix of Hong Kong and overseas earnings;
- the considerable growth in the Group's asset base, of which fixed assets comprise the major part. A large increase in 2005 occurred as a result of the acquisition of the MEB business in Australia;
- a material, yet healthy, increase in CLP's gearing, as is to be expected given the considerable investments made as we grow our business. Whilst we are using our balance sheet gearing more effectively, borrowings remained well within the prudent limits of 35.1% at the end of 2006; and
- the underlying strength of CLP's financial position – a quality we can exploit for competitive advantage and leverage for future earnings growth, but one that we must safeguard to ensure our long-term success.

CLP Group's Financial Obligations at a Glance as at 31 December 2006

In recent years, market concerns have grown regarding the financial risks associated with borrowings and unconsolidated financial obligations of listed companies. It is our policy to adopt a prudent approach to such matters. The purpose of the following chart is to explain the total financial obligations of the CLP Group by classifying them into five categories according to their degree of recourse to CLP Holdings. Obligations under finance leases have not been included in the chart.



Category
1 Borrowings of CLP Holdings & Principal Direct Subsidiaries
Debts of CLP Holdings and its principal direct subsidiaries.
2 Borrowings of CAPCO & PSDC
100% of the debts of CAPCO and PSDC. Although the Group holds only a 40% interest in CAPCO and a 49% interest in PSDC, CLP Power Hong Kong has commitments to these companies through power purchase and service agreements, which are further explained in the Scheme of Control Statement on pages 194 and 195 and Note 36 to the financial statements.
3 Borrowings of TRUenergy, GPEC & Huaiji
These debts are non-recourse to CLP Holdings.
4 Share of Debts of Major Jointly Controlled Entities and Associated Companies*
These debts are non-recourse to CLP Holdings and its subsidiaries.
5 Contingent Liabilities
Contingent liabilities of CLP Holdings and its subsidiaries. Details of these are set out in Note 37 to the financial statements.

* In respect of Category 4, the share of debts is calculated by reference to the Group's shareholding in the relevant jointly controlled entities and associated companies.



HK$M
Total
2006 HK$M
2005 HK$M
CLP Holdings
4,794
CLP Power Hong Kong
13,053
CLP Power Asia
0
CLP Property
0
HKNIC
0
CLP Power China
0
CLP Power International
0
17,847
16,819
CAPCO
6,343
PSDC
362
6,705
8,536
TRUenergy
10,954
Huaiji
253
GPEC
1,224
12,431
SZPC (29.4%)
CLP Guohua (49.0%)
Shenmu (49.0%)
Guizhou CLP Power (70.0%)
Changdao (45.0%)
Fangchenggang (70.0%)
Weihai (45.0%)
Nanao (25.0%)
Total 7,046
Roaring 40s (50.0%)
269
Ho-Ping (40.0%)
SEAGas (33.3%)
Total 2,882
GNPJVC (25.0%)
376
10,573
GPEC
1,275
1,275
1,250



400kV transmission lines in the New Territories

How did we do in 2006?

The performance of our Hong Kong electricity business in 2006 was characterised by:

- good progress on three major strategic issues
  - establishing the terms of the post-2008 regulatory regime for Hong Kong's electricity industry;
  - improving the environmental performance of the business, particularly emission levels from Castle Peak Power Station; and
  - securing a long-term LNG supply for Black Point Power Station.
- strong operating performance, notably in respect of
  - meeting the demand for electricity;
  - effective operation of generating assets;
  - timely capital investment to meet customers' needs; and
  - effective cost management.
- reasonable growth in earnings.

Post-2008 Regulatory Regime

Stage II of the Government's public consultation on the future regulation of Hong Kong's electricity industry ended on 31 March 2006. In our formal response to this consultation, CLP expressed its support for Government's policy objectives of a reliable, safe, efficient and environmentally responsible electricity supply at reasonable prices. There were four major areas in Government's proposals where CLP expressed strong and justifiable reservations: the disincentives against investment in environmental improvement, unclear plans for future migration to a competitive market, inadequate incentives to encourage appropriate investment whilst substantially increasing CLP's risk profile, and the duration of the future regime being too short and failing to recognise the long-term nature of investment in the electricity industry.

In May 2006, the Government issued an information paper summarising the views received during the Stage II consultation. Many submissions supported CLP's views on the post-2008 regulatory regime. There was a general consensus that reliability and safety of supply were of the utmost importance and should be key considerations in the future development of the electricity market. In this regard, many submissions expressed doubts about the introduction of new supply sources from the Mainland. There were concerns that Government's proposals to lower the return to shareholders to between 7% and 11% could prevent continued investment and might affect supply reliability. Suggestions were also put to Government for the provision of incentives to encourage investment in emissions reduction facilities.

Since May, we have started discussions with Government on the future regulation of our business. In those discussions we are working co-operatively to reach an agreement on terms that balance the interests of all stakeholders and serve the long-term interests of our community.

Environmental Performance

Increased use of ultra-low sulphur coal contributed to lower emissions at Castle Peak in 2006. The average sulphur content of the coal we burned dropped from 0.36% in 2005 to 0.27% in 2006. More types of environmentally friendly coal were burned at the station and the use of such coal was extended from the Castle Peak Power Station 'B' units to all the units at Station 'A'. We improved the 'B' electrostatic precipitators to reduce emissions of particulates.

Significant progress was made in the Castle Peak 'B' emissions control project with the issue of an environmental permit by Environmental Protection Department in November. This allows site relocation work to commence. Major front-end engineering design works have been completed. Tendering for the supply of flue gas desulphurisation (FGD) equipment has entered the stage of detailed negotiation with suppliers.

We also look to improve the environmental performance of the other assets within our electricity supply system. The Wan Po Road Substation, completed in 2006, has adopted a holistic approach in sustainable development design, resulting in a facility which has reduced operating and maintenance requirements, whilst achieving a saving of 34% in energy consumption compared to more traditional substation design. We started work on developing a Sky Woodland at the Sham Mong Road Substation. On completion in 2008, this will be a unique city centre native woodland, conserving energy, bringing visual and ecological benefits to its neighbourhood and offering potential value for scientific research.

As part of our efforts to explore Hong Kong's potential for wind-powered electricity generation, the completion of preliminary engineering design and wind data collection has allowed us to go forward to seek environmental and other approvals for the construction of a commercial grade wind turbine pilot project at Hei Ling Chau. We also entered into a collaboration agreement with a U.K. wind farm developer, Wind Prospect, to conduct a feasibility study for a 180MW wind farm in the eastern waters off Hong Kong.

LNG

Black Point Power Station currently receives its natural gas from the Yacheng gas field near Hainan Island, which will not be able to sustain sufficient production early in the next decade. To secure long-term replacement sources of natural gas, planning for the construction of an LNG receiving terminal in Hong Kong began in 2003. In August 2006, a formal proposal was submitted to Government recommending an LNG terminal be built on South Soko Island. In October, an environmental impact assessment (EIA) was submitted to Government demonstrating the environmental acceptability of the project, based on nearly four years of extensive study, site selection and stakeholder engagement. Discussions with international gas suppliers have progressed throughout the year, with a view to entering into preliminary arrangements for long-term gas supply contracts in 2007.

Why is having your own LNG terminal so important to CLP – couldn't you simply buy LNG from the Guangdong Province?



Mr. Simon Powell
Head of Power Research, CLSA Research Limited

Our Black Point Power Station currently meets one third of CLP's (and a quarter of Hong Kong's) entire electricity needs. For this to continue, and for us to meet our emissions targets, we need to increase our use of clean-burning natural gas to some 50% and therefore we need a reliable long-term source of natural gas to replace the supply from Yacheng that Black Point has relied on since 1996.

As our gas supply is so critical, we have to make sure we get it right. Our requirements are prudent and realistic, but also quite demanding – we need to be certain when the replacement supply will be available; we need to be sure it will provide long-term supply security for Hong Kong; we need to know we will have enough to meet our needs now and for the future; we need both to attract supply and to demonstrate that it is competitive against alternatives; and we will not compromise our high environmental and safety standards – and this includes our fuel suppliers. We have concluded that the best way of meeting all these requirements is to build an LNG receiving terminal in Hong Kong, together with procuring adequate long-term supplies of LNG from the international market. We must do this with urgency given the long lead times for these projects and with the Yacheng supply expected to deplete early next decade. More details about the LNG Project are available on our website www.clpgroup.com/environment/LNG, through e-mail to lng@clp.com.hk or from our enquiry hotline on (852) 2678 8189.



Richard Lancaster
Commercial Director – CLP Power Hong Kong

Meeting the Demand for Electricity

The key objective of our Hong Kong electricity business is to meet our customers' demand for electricity. In 2006, our total electricity unit sales, including those to the Chinese mainland, grew by 0.6% to 34,089GWh. The causes of the modest growth in electricity unit sales in Hong Kong are explained in the breakdown of unit sales growth by sector set out below.

Sector	2006 Number of customers ('000)	2006 Electricity sales (GWh)	Sales Increase/ (Decrease) over 2005 (%)	Average annual sales change over 2002-2006 (%)	Notes on 2006 performance
Residential	**1,937**	**7,469**	(0.7)	2.0	Mainly due to slow growth in customer numbers, higher energy conservation awareness and cooler summer weather
Commercial	**183**	**11,957**	4.6	2.9	Caused by the reclassification from the Infrastructure and Public Services sector of accounts previously under the Housing Authority and now transferred to The Link Real Estate Investment Trust (REIT), as well as growth in property management and non-Government office sectors
Infrastructure and Public Services	**84**	**7,482**	(2.8)	2.6	Attributable to the reclassification of The Link REIT to the Commercial sector and lower consumption by Government as a result of energy conservation measures
Manufacturing	**32**	**2,653**	(3.0)	(3.9)	This sector continued to decline with a reduction in sales, particularly in the electronic, paper and textile sectors
Total local sales	**2,236**	**29,561**	0.6	1.9	
Export sales	**-**	**4,528**	0.7	23.4	Assisting Guangdong to meet its electricity demand and contributing to better regional air quality by reducing the use of polluting diesel-powered generators. Easing tariff pressure for our Hong Kong customers – the resulting profits are allocated on a 80/20 basis between customers and shareholders
Total sales	**2,236**	**34,089**	0.6	3.6	

Effective Operation of Generating Assets

Local demand for the electricity supplied by our generating plant peaked at 6,435MW in July (this was slightly lower than the historical peak of 6,475MW achieved the previous year). System demand reached an all time high of 8,318MW in July (exceeding the previous record of 7,817MW). Our reserve margin of generating capacity (the relationship between the total installed capacity available to serve our Hong Kong customers and the highest demand for electricity from those customers in the past 12 months) was around 38%. In July, when high local demand combined with strong demand from Guangdong, the system reserve margin was only 7%.

In these circumstances, our generating plant must operate reliably and maintain high levels of availability.

Station	Rating (MW)	Generation** (GWh)		Availability (%)		Operating Hours	
		2006	2005	2006	2005	2006	2005
Black Point Power Station	2,500	**11,178.8**	11,270.0	**89.2**	89.0	**37,203.0**	36,850.0
Castle Peak Power Station	4,108	**15,229.0**	14,976.9	**89.7**	89.1	**37,006.0**	34,685.0
Penny's Bay Power Station*	300	**0.6**	0.2	**99.9**	97.3	**15.2**	11.2

* Penny's Bay Power Station is used for peaking capacity and black start capability.

** Purchase of nuclear electricity from Daya Bay is not reflected in these figures.

The final 312.5MW generating unit at Black Point (Unit 8) was declared available for commercial operation in May 2006, adding an additional combined-cycle generating unit to our generating portfolio.

Given ExxonMobil's potential dual involvement as a developer as well as a potential supplier to the LNG terminal, how can CLP/ ExxonMobil ensure a fair competition for the LNG supply contract? Would Government be involved in this LNG supplier selection process?



Mr. Simon H. Y. Lee
Vice President,
Morgan Stanley Dean Witter Asia Limited

ExxonMobil has been CLP's partner in the ownership of our Hong Kong generating plant since the 1960s. We are fortunate in having access to the resources and expertise of one of the leading oil and gas companies in the world – and we would be wrong to deny ourselves and our customers the benefit of their skills and commitment to Hong Kong.

Both CLP and ExxonMobil are determined to ensure that the LNG project is undertaken in a proper, honest and cost-effective way, which serves the interests of our customers. CLP has talked to 22 potential suppliers, including ExxonMobil, about long-term gas supply arrangements. CLP has appointed Ernst & Young to audit and monitor the gas procurement process and procedures to ensure these are fair to all suppliers and in customers' best interests. These procedures are also subject to close scrutiny by Government.



Richard Lancaster
Commercial Director – CLP Power Hong Kong

Capital Investment

Our ongoing capital investment programme aims to:

- maintain and where practical, improve the security and reliability of our transmission and distribution network;
- enhance the efficiency of our supply network and customer services – improving supply quality whilst controlling the cost to our customers; and
- make timely provision to meet future increases in demand.

In line with those objectives, CLP invested HK$5.7 billion (2005: HK$6 billion) during 2006. Major developments included:

- the commissioning of new transmission substations at Wan Po Road and Mai Po;
- the upgrade of supply to Cheung Chau and South Lantau from 33kV to 132kV;
- the installation of the third circuit to Shekou; and
- the commissioning of four cable tunnels – these facilitate present and future development of our supply area, minimise environmental impact and enhance supply reliability by protecting cables from third party interference.

CLP has started planning the supply network in accordance with the development plan for Kai Tak. This envisages the area being regenerated as a hub for sports, recreation, tourism, business and quality housing, including major developments such as a cruise terminal and multi-purpose stadium complex.

Cost Management

We monitor closely the operating expenditure incurred in our Hong Kong electricity business. In 2006, we worked hard on cost saving and productivity enhancing initiatives.

On the generation side, a risk-based approach to maintenance has commenced, while at Castle Peak Power Station, improved start-up and shut-down processes were implemented to improve cost performance. A detailed review of our contractor strategy has been commissioned and a programme has been launched to reduce the cost of consumables.

In our network business, we have adopted various condition monitoring techniques such as dissolved gas analysis and partial discharge monitoring to support our Reliability Centred Maintenance programme. This will help reduce long-term maintenance and fault repair costs. To extend asset lives, refurbishment projects on transmission overhead line systems and transmission Gas Insulated Switchgear have been initiated. The risk of commodity price fluctuations has been reduced through risk sharing with suppliers.

Cost savings in customer services were encouraged through the optimisation of customer channels, promotion of electronic billing and payment, and selective outsourcing of metering field work.

IT maintenance and licence costs were reduced through regional framework agreements with major technology suppliers. An external consultant's report confirmed that, both as a percentage of revenue and on a per customer basis, CLP's IT expenditure has been lower than the industry average over the past 3 years, without compromising high reliability levels.

Operating Expenditure	2006 HK$M	2005 HK$M
Operating costs	**3,328**	3,106
Fuel	**4,363**	4,153
Purchases of nuclear electricity	**5,040**	5,029
Depreciation	**4,117**	3,746
Operating interest	**718**	543
	17,566	16,577

CLP's cost efficiency can be measured by productivity in terms of electricity sales per employee. Between 1993, when the current SoC began, and 2006, CLP's productivity has increased by 150%.

→ (Left) Lowering the tunnel boring machine to start work at Tsz Wan Shan Cable Tunnel

→ (Right) CLP Ultra Heavy Transport Team moving a 250-ton transformer





Under the SoC, all of the benefits achieved by CLP through cost control are passed directly to customers, in terms of lower tariffs. Our announcement, in December 2006, that CLP would continue its longstanding tariff freeze for the ninth successive year, is the clearest demonstration of our success in effective cost management. On 31 December 2007, a CLP customer will be paying the same price for electricity as he or she did on 1 March 1998.

Productivity (Local sales/employee*)



Millions of kWh
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
93
94
95
96
97
98
99#
00
01
02
03
04
05
06

*Average of opening & closing balance

#An annualised result derived from 15 months of local sales resulting from the change of financial year end from 30 September to 31 December in 1999.

Earnings

The following chart explains the contribution made by our Hong Kong electricity business in 2006, and how this compares to the previous year.

Hong Kong Operating Earnings



7,047
2005 operating earnings
+295
Increase in permitted return
-61
Interest borne by shareholders
+9
Transfer to Rate Reduction Reserve
7,290
2006 operating earnings
HK$M
0
6,900
7,000
7,100
7,200
7,300
7,400

The earnings from our Hong Kong electricity business continued to represent the largest part of the Group's total earnings, making a contribution of HK$7,290 million in 2006, compared to HK$7,047 million in 2005.

The earnings from this business are determined in accordance with the requirements of the SoC. The increase of 3.4% over the previous year was attributed to ongoing capital investments to meet new demand, as well as to enhance supply quality and customer services. In general terms, this modest increase in earnings corresponds to what might be expected from the provision of electricity to a society which passed through a period of rapid development between the 1960s and 1980s and has become a more mature, service-based developed economy.

What are we going to deliver in 2007 and beyond?

Business Environment and Challenges

The Hong Kong economy has been growing strongly, even if growth has not been uniform in all sectors – for instance, the role of manufacturing industry continues to decline. Closer economic ties between Hong Kong and the Mainland have brought changes to the business environment and local expenditure patterns. We still see a steady growth in local electricity demand, albeit at a slower rate than the average over the past decade. Economic fundamentals remain strong, with growth supported by local consumption, tourist-related services and ongoing business investment.

Looking ahead, local electricity demand is expected to be driven by increasing business activities, such as in the financial services sector, and ongoing housing development. In the medium to long term, Government promotion of energy saving initiatives, both within Government itself and to the public as a whole, will play an important role in energy conservation. Taken with the continuing transfer of manufacturing capacity to the Mainland, electricity demand growth is forecast to be around 2-3% per annum. Economic development in Guangdong Province is expected to continue, accompanied by some shortages in electricity supply. However, as the supply and demand of electricity in Guangdong becomes more balanced we expect that sales to Guangdong will reduce over time.

Within the Hong Kong energy market, diesel and liquefied petroleum gas have become less attractive as a primary fuel source for some customers, due to the price of oil and environmental concerns. Price competition from piped gas may increase, although customers using electricity for many key applications will still enjoy a cost advantage.

CLP is well positioned to remain the owner and operator of the major electricity supply business in Hong Kong. We have a long established and hard-earned reputation for reliability of supply, excellence in customer service and commitment to the responsible management of safety and environmental matters. Our record of tariff management is extremely good, including when compared to other local utilities and public service providers and to the electricity industry on a world-wide basis. Our progress in efficiency enhancement and cost reduction will assist us in managing the upward cost pressures in fuel, payroll and interest expense which are likely to bear on our business in the coming years. Our Hong Kong electricity business also enjoys the benefits of a strong financial position, with a good credit rating which is supported by high standards of corporate governance with the systematic control, monitoring and documentation of all major operating activities.

Will CLP bear all the environmental costs of electricity generation post-2008, as suggested by Government and supported by some people in the community?



Mr. Heung Shu Fai
Managing Director,
Sirius Pacific
Consultants Ltd.

CLP's environmental performance, in terms of emissions per unit of electricity sold, ranks among the best in electric utilities around the world. This is a result of our commitment to bringing in clean fuel such as nuclear power and natural gas in the 90s as well as the best technology at the time of investment such as low NO_x burners. We have increased the use of ultra-low sulphur coal in Castle Peak Power Station in recent years. These measures require significant investment and long-term contractual arrangements that are an integral part of a power generation operation which deliver electricity reliably to meet customers' demand and in an environmentally friendly manner.

Such investments are reflected in the tariffs based on the principle of cost-of-service, which is a sound practice enabling investors to recover costs in order to maintain their service to customers in the long term. It would be unfair and inappropriate to punish the power companies with a lower return for their investment in facilities that contribute to emissions reduction, and in particular our coal units when they were built and maintained to standards previously approved by Government and have been improved continually for best environmental performance. Such punitive measures would work against the objective of encouraging environmental investment, aggravating the risks of worsening air quality in Hong Kong.



Betty Yuen
Group Director –
Managing Director Hong Kong

Whilst the economic and operating outlook is positive, the political arena poses nearer term challenges to our business in the form of three major strategic issues, namely, the negotiations on the post-2008 electricity regulatory regime, environmental issues associated with emissions from Castle Peak and sourcing LNG for Black Point.

On the future regulatory regime, we expect that the key deliverables from Government's viewpoint will include a reduction in permitted return, improved environmental performance and increased flexibility to introduce competition. We believe that, whilst Government may be under strong political pressure in addressing these matters, it is aware of the importance to the long-term future of Hong Kong's electricity industry, and to the reliability and security of the electricity supply to our community, of reaching a balanced outcome on these and the other issues which will need to be addressed.

The worsening air quality in Hong Kong is now at the top of the political agenda. Understandably, the community has become extremely concerned about this issue. CLP has already taken great strides to reduce the emissions from its power stations – total emissions in 2006 were actually lower than in 1990, despite a 25% increase in the electricity we generated.


CLP in Hong Kong — Significant Environmental Improvement since 1990
Total Emissions
kilotonnes
150
100
50
0
90
91
92
93
94
95
96
97
98
99
00
01
02
03
04
05
06
NOx
SO2
Particulates

The arrival of LNG, together with increased use of ultra-low sulphur coal, completion of the emissions reduction project to retrofit Castle Peak, promotion of renewable energy (where feasible, having regard to physical, geographical and climatic constraints) and energy conservation will contribute further to improved environmental performance from the Hong Kong electricity business.

Our community deserves clear explanations as to what Government's energy and environmental policies hold for their future and how clean air goals can be achieved objectively and realistically – so that every member of the community, including the power sector, can play a part in making a difference. Piecemeal measures, conceived without proper regard for the limited extent to which poor air quality is caused by Hong Kong's power station emissions, as opposed to other sources, such as those produced in Guangdong, hinder the structured and collective effort required to bring about a significant and durable improvement. Unrealistic restrictions on the operation of our power stations can jeopardise the reliability and cost-effectiveness of electricity supply, whilst contributing little to an overall improvement in air quality.

We are fully committed to continuing to play our part in a regional effort to tackle the problem of poor air quality – as demonstrated by our excellent record in environmental management and the practical steps we have in hand towards further improvement.

Year 2007

Our major plans and activities for 2007 will include:

- completion of the SoC negotiations with Government. We expect intense and difficult negotiations on issues such as level of return, environmental performance, duration of the regulatory regime and other matters, even if we also expect that it will prove possible to agree a regulatory regime which safeguards the benefits achieved by the existing SoC and continues to balance the interest of all stakeholders in the Hong Kong electricity industry
- further progress on the Castle Peak emissions reduction project, including finalising the planning of the FGD equipment and the plan for NO_x reduction
- for the LNG project, obtaining approval of the financial plan from the Executive Council of Government, commencing front-end engineering design work of the receiving terminal, as well as putting preliminary purchasing arrangements in place for LNG to be delivered when the terminal is ready for operation and making arrangements with the Yacheng field gas suppliers necessary to transition to LNG
- continued engagement with Government, stakeholders and the wider community. All the major aspects of our Hong Kong electricity business including the regulatory regime, tariff levels, environmental performance, fuel supply and reliability are subject to political debate. It is to the advantage of CLP, and the community as a whole, that decisions on these issues are taken on the basis of a proper understanding of the nature of our industry and the consequences, including over the long term, of those decisions
- continued investment in our supply system and the enhancement of our operating skills. This will include developments in customer service, such as enhancing our service offering at our Call Centre and Customer Service Centres, easier access by customers to more of our services through internet, product offerings for individual customer groups which more closely match their needs and partnering with product vendors and contractors to bring the benefits of new technologies and end use applications to Hong Kong

Beyond 2007

In the longer term, our plans and activities are expected to involve:

- evaluating the implications of the post-2008 electricity regulatory regime and how this impacts on the manner in which we carry on our business. Within any modified regulatory framework, our objectives will be to maintain the ongoing capital investment required to meet the community's future needs, preserve the quality of supply and reasonable tariff levels which our customers have grown to expect and provide reasonable returns for our investors who fund the provision of Hong Kong's electricity infrastructure
- in 2009, beginning phase 2 of the emissions reduction programme at Castle Peak, involving four major emissions control facilities being installed in stages with a view to the programme as a whole being completed around the turn of decade
- completion of the LNG receiving terminal and availability of long-term LNG supply by 2011 to ensure a smooth transition as the Yacheng supply depletes
- with Government's necessary support and approvals, aiming towards its 2010 emissions targets through the use of low sulphur coal, accelerated use of the Yacheng gas reserves once the LNG terminal is approved, increasing the proportion of gas in our fuel mix and the retrofit of emissions reduction equipment at Castle Peak
- continuing to apply cost control and efficiency disciplines in order to support ongoing tariff management

The combination of responsible environmental performance, reliability of supply and cost competitiveness will ensure Hong Kong customers' ongoing support for CLP as their electricity supplier of choice.



Wind Farm at Woolnorth Bluff Point, Tasmania

How did we do in 2006?

TRUenergy, CLP's wholly-owned integrated energy business in Australia, completed its first full year of operation since the acquisition of the TXU Merchant Energy Business (MEB) from Singapore Power in May 2005. During 2006, the major themes of our Australian activities were:

- completing the integration of the MEB with our existing Yallourn Power Station and with the CLP Group as a whole;
- continuing to compete in highly competitive retail markets;
- effective asset management; and
- generating a meaningful earnings contribution to the Group.

Business Integration

The integration of the MEB with Yallourn and the CLP Group was largely completed. Following a strategic review initiated in late 2005, a number of initiatives were implemented over 2006 to improve organisational effectiveness and reduce costs. These included centralisation of finance, human resources and information technology functions across the business and the formation of a strategic sourcing function.

As an integrated business, TRUenergy has been successful in restructuring its bank debt facilities, achieving an approximate 30% reduction in interest margins and increased flexibility for funding future growth. TRUenergy maintained its 'A-' (stable) rating from Standard & Poor's.

In April, CLP reached a settlement with Singapore Power in relation to matters regarding the purchase of the MEB. This settlement included a payment of A$179 million by Singapore Power to CLP. This has been treated as a reduction in the acquisition price in CLP's financial statements.

Retail Markets

TRUenergy was successful in increasing its customer base from 1.1 million to 1.2 million customers over the course of 2006. TRUenergy's retail business performance is described in more detail in the "CLP and our Customers" Section of this Annual Report. We bid unsuccessfully for the retail businesses privatised by the Queensland Government in late 2006 and early 2007. TRUenergy will enter the Queensland market through an organic growth strategy.

Asset Management

The benefits of TRUenergy's integrated and diverse portfolio of electricity generating and retail assets were demonstrated in January 2006 when the portfolio reduced risks and captured profit when severe bushfires threatened generation at Yallourn. Hot summer weather drove some pool price volatility in the electricity market with rapid increases in electricity demand from the use of air conditioners. However, in Victoria, the very hot days tended to fall on weekends, rather than work days. This meant that the delay in the Basslink undersea cable joining Tasmania to the broader Australian market had less upward impact on price than otherwise might have occurred.

The hot summer gave way to a cold winter, producing stronger and sustained demand for electricity. This provoked the Victorian forward electricity price to climb by 18% from around A$34 to A$40/MWh in three months. This was a significant move upwards after relatively flat prices over recent years. For the year, the average pool price was A$34.66/MWh compared to only A$26.29/MWh in 2005.

In the gas sector, the cold winter also produced high demand from both Torrens Island and the Victorian gas market, pushing gas throughput at the Iona Gas Plant to record levels. Earlier in 2006, Iona had commenced processing gas from Santos' Casino gas project in Victoria's Otway Basin, with the first commissioning gas flowing into our Iona Gas Plant and the SEAGas pipeline ahead of schedule. The diversity of our gas portfolio will be expanded further with the Otway project coming on line.

Our energy trading activities take account of broader market trends such as an increasing focus on sustainability and the environment, including the mandatory renewable energy targets being set in 2006 by the state governments of Victoria and New South Wales (NSW). CLP has an established position in renewable energy through our Roaring 40s joint venture with Hydro Tasmania, which already owns and operates wind farms at Woolnorth Bluff Point (Tasmania) and Cathedral Rocks (South Australia). During the year, Roaring 40s decided to halt development of two further wind farms, following the Federal Government's decision not to increase the mandatory renewable energy target, which is crucial for new renewable energy projects to be economically viable. However, the move by state governments to mandate renewable energy targets and evidence of some rethinking by the Federal Government of its own policy in this area, suggest that these and other opportunities for renewable energy projects may open up in Australia during the months ahead.

The prominence of environmental issues has been further boosted by widespread drought conditions. These affect the electricity market through pressure on water storage for hydro generators and increased attention on the water consumption of traditional forms of generation. It is expected that the drought, if sustained through 2007, will put upward pressure on pool prices across the National Electricity Market (NEM).

With its interest in the full range of generation, from zero emissions (through our relationship with Roaring 40s) to brown coal, TRUenergy has been active in public and political discussion of environmental issues and the debate around carbon pricing, including through our input to the National Emissions Trading Taskforce.



← TRUenergy – attention → to detail


TRU

The following table summarises the performance of TRUenergy's conventional generating assets during 2006.

Asset/Station	Rating (MW)		Generation (GWh)		Utilisation (%)		Availability (%)		Operating Hours	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Yallourn Power Station	**1,480**	1,480	**11,400**	11,207	**87.9**	86.4	**88.2**	86.8	**7,702**	7,572
Torrens Island Power Station*	**1,280**	1,280	**2,500**	2,408	**22.8**	21.5	**86.0**	84.9	**1,953**	1,881
	Capacity (Terajoule/Day)		Throughput (Petajoule)		Utilisation (%)		Availability (%)		Compressor Hours	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Iona Gas Storage Facility	**320**	320	**43.9**	16.8	**37.6**	14.5	**92.4**	91.1	**23,600**	9,900

* Intermediate to peaking plant

At Yallourn, the instrument and controls upgrade continued with installation of the equipment completed and commissioning underway. Tuning improvements have been made to Units 3 and 4 and we are seeing the benefits of improved control of plant operations. Following an overhaul of Unit 4, improved efficiency was achieved by replacing some low pressure turbine blades with an improved design, improving boiler combustion by modifying fuel flow and installing water cannons to maintain heat transfer within the furnace. A major fire in January 2006 interrupted coal supply to Units 1 and 2 for five days. Maintenance crews, closely supported by operation staff, worked around the clock to restore coal supply. During this period, generation from Torrens Island was increased to cover the portfolio position.

Safety is an utmost priority in the management and operation of our plants, in Australia and throughout the CLP Group. Tragically, in October, an employee of the mine maintenance contractor, Silcar, died as a result of injuries sustained whilst working at the Yallourn open cut coal mine. In accordance with CLP's standing instructions, CLP and TRUenergy have established an investigation panel, with an independent chairman, to carry out a full investigation of the accident.

Torrens Island continued to provide intermediate and peak generation to the TRUenergy portfolio. Units B1 and B3 completed major overhauls during 2006. The upgrade of the reverse osmosis plant for pre-treating bore water before the chemical demineralisation process was completed resulting in a reduction in chemical effluent of over 90%.

In January 2007, TRUenergy agreed an asset swap with AGL Energy Limited (AGL). Subject to the Australian Competition and Consumer Commission's clearance and other third party consents, TRUenergy will sell its Torrens Island Power Station to AGL for A$417 million and acquire the 180MW gas-fired Hallett Power Station from AGL for A$117 million. The asset swap is expected to be completed in July 2007. Combined with our generation in Victoria, Hallett Power Station, which is a peaking generator, will help the TRUenergy portfolio to meet the supply needs of our existing customers more economically.

Throughput of gas at our Iona Gas Plant more than doubled as a result of the expansion of the plant to take gas from the new offshore Casino gas field. Further work was completed to improve plant control and flexibility. We are considering the expansion of storage capacity.

In 2006, we started construction of Tallawarra Power Station, a new combined-cycle gas-fired plant in NSW. This is being constructed by Alstom under a turnkey Engineering, Procurement and Construction contract. On completion, scheduled before the end of 2008, Tallawarra will be Australia's most efficient gas-fired generation plant.

The two wind farms in which CLP holds an interest through Roaring 40s also performed well in 2006.

Wind Farm	Installed Capacity (MW)	Number x Wind Turbine Size	Generation at Farm Gate (GWh)		Availability (%)		Note
			2006	2005	2006	2005	
Woolnorth Bluff Point	65	37 x 1.75MW	**238**	245	**96.8**	97.2	
Cathedral Rocks	66	33 x 2MW	**114**	76	**84.3**	73.2	Commenced partial operation since June 2005

Earnings

Operating earnings of HK$169 million in 2006 were lower than expected. This is mainly the result of the mark-to-market losses of approximately HK$250 million (after tax) on electricity contracts, owing to falling forward curve against the long position in our contract book. These are accounting losses, highly dependent on pool prices, which can fluctuate subject to a large number of factors.

The electricity portfolio performed well, with customer sales volumes approximately 10% above forecast. Strong demand has been witnessed, particularly in Victoria, with a hot summer and cold winter. On our generating assets, Yallourn's availability levels were on plan and improved from the previous year. Operating expenditure was below forecast, a result of improved costs control and successful cost saving initiatives.

The chart below shows the major variations (plus or minus) between the 2006 and 2005 earnings:

Australia Operating Earnings



200
2005 operating earnings
+148
Increased earnings from operations
-157
Mark-to-market loss
+86
Refinancing costs in 2005
-77
Depreciation and amortisation
-31
Other expenses
169
2006 operating earnings
HK$M 0 100 200 300 400

Moreover, during 2006, there was an impairment provision of HK$823 million on Yallourn Power Station. This was the result of a decrease in forecast pool price and a reduction in the performance of its ageing plant.

→ Wind turbine blades ready for mounting at Woolnorth Bluff Point, Tasmania



What are we going to deliver in 2007 and beyond?

Business Environment and Challenges

The power sector in Australia is witnessing further structural change with the recent privatisation of the Queensland retail businesses and the expected implementation of full retail contestability in Queensland in mid-2007. The competition for the retail assets privatised by the Queensland Government in late 2006 and early 2007 was fierce.

The electricity and gas retail markets in Victoria and South Australia (SA), in which CLP has a strong presence through TRUenergy, continued to experience high customer churn in a very competitive landscape.

A key development in the past year has been the advent of climate change as a major issue in both State and Federal politics in Australia. In September, in the run-up to State elections, the Victorian Government launched the Victorian renewable energy target scheme, requiring consumption of renewable energy to reach a target of 10% of total consumption by 2016. Shortly afterwards, the NSW Government announced a similar target scheme with a 15% renewable target by 2020. For its part, the Federal Government appointed a taskforce to advise on the nature and design of a workable global emissions trading system in which Australia would be able to participate. Australia has not been a signatory to the Kyoto Protocol. This new attention to climate change suggests a significant turnaround in policy by the Federal Government.

What is TRUenergy's position on further integration of the energy market in Australia? What will this mean for large industrial and commercial customers?



Mr. Peter Dobney
National Energy Manager,
Amcor Australasia

Consolidation of the Australian energy industry is inevitable and, overall, is positive for the market. This consolidation and integration process is a response to vigorous competition and the resulting need for energy businesses to reduce costs and mitigate market risk. Our energy market is small by international standards, an environment that is likely to produce a few, large, vertically integrated companies and a number of niche and smaller companies competing in the energy market.

For TRUenergy, vertical integration has helped us create a stable, cost-effective platform that supports ongoing investment in our retail and generation capacity. This in turn, reduces our exposure to volatility in gas and electricity costs and ensures we have the long-term capacity to continue to meet the growing energy needs of our customers.

For our large industrial and commercial customers such as Amcor, the prices, product and services we offer will continuously improve. Pricing will continue to reflect the competitive pressure of the wholesale market. As a result of our integrated approach, our cost to serve will also reflect the economy of scale we are able to achieve, and we will be able to deliver a broader range of products and services resulting from our assets upstream in generation and gas supply.



Richard McIndoe
Group Director –
Managing Director Australia

Year 2007

During 2007, we will be aiming to:

- grow TRUenergy's retail business by:
  - planning an organic entry strategy for the commencement of full retail contestability in Queensland on 1 July 2007;
  - positioning for potential privatisation of NSW's retail businesses; and
  - further organic growth in SA and Victoria.
- complete the asset swap of Torrens Island Power Station for the Hallett Power Station with AGL;
- grow our generation business by:
  - continuing construction of the Tallawarra 400MW gas-fired combined-cycle plant in NSW;
  - assessing the 300MW expansion opportunity at the Hallett Power Station; and
  - identifying opportunities for greenfield development sites, including up to 450MW of peaking capacity at the Tallawarra site in NSW.
- maximising the value of our assets through:
  - strong focus on cost reduction, efficiency gains and customer service enhancements;
  - addressing the effects of the ageing of the Yallourn plant and continuing to improve its availability; and
  - exploiting the flexibility offered by a diverse range of generation fuel and retail assets in the wholesale gas and electricity market.
- focusing on climate change and sustainability by:
  - positioning TRUenergy as an influential participant in the national debate on climate change;
  - promoting green retail products and energy efficiency advice to customers;
  - improving environmental performance per kWh of energy produced;
  - developing renewable energy sources; and
  - building a portfolio of community partnerships.

Beyond 2007

In the longer term, TRUenergy aims to continue to develop its presence in the Australian energy industry. This will be driven by:

- further growth in generating capacity through greenfield expansion, possibly combined with acquisitions on an opportunistic basis;
- organic retail growth, capitalising on strong brand, product and marketing capability; and
- potential acquisition of gas assets to protect gas retail and generation assets through the process of ongoing market consolidation.

In addition to focusing on maximising value from its existing assets, we expect that TRUenergy will maintain its strong focus on sustainability and the development of renewable energy sources.



Wind Farm at Changdao, Shandong Province

How did we do in 2006?

In 2006, the focus of CLP's Mainland activities was upon:

- maintaining progress on our greenfield project at Fangchenggang, Guangxi;
- extending our renewable energy activities;
- management of tariff issues and coal costs;
- excellence in station management and operation; and
- maintaining a meaningful earnings contribution to the Group.

Fangchenggang

Construction of the two 600MW coal-fired supercritical units is progressing towards the target of commissioning the first unit by the third quarter of 2007. By the end of 2006, the consolidated project completion was 82.16%, which is consistent with this target. Preparations for the start of commercial operations are well underway and newly recruited station operators have been attending classroom and on-job training. However, the death of two subcontractor construction staff in unrelated accidents in November was a major tragedy. Maintaining constant safety vigilance on such a project is extremely challenging, particularly given weaknesses in the prevailing local safety culture. We are examining yet again what more we can do in circumstances such as these to achieve an acceptable level of safety awareness on the ground by all those involved.

The successful progress made on the Fangchenggang project, growth in electricity demand and the constructive local relationships we have established, have encouraged CLP to consider an expansion at Fangchenggang. We are promoting the incorporation of the Fangchenggang II project in the Guangxi Autonomous Region's five-year plan. A feasibility study report on Fangchenggang II has been completed and submitted to the Guangxi authorities.

Renewable Energy

2006 was a good year for CLP's renewable energy activities in the Mainland, confirming our view that it continues to offer promising opportunities in wind and hydro power projects.

Shuangliao
Changdao
Boxing
Weihai
Rongcheng
Jiangbian
Nanao
Huaiji

Hydro power
Wind power
Biomass power

Shuangliao

- all turbines were erected

Changdao

- commenced commercial operation in May 2006

Weihai

- Phase I: erection of wind turbine generators completed, with a view to commercial operation in the first quarter of 2007. Phase II: under construction

Rongcheng

- construction in progress

Boxing

- Joint venture agreement signed for this biomass combined heat and power station with 1 x 75 tons/hour straw-fired boiler and 6MW generator (equivalent to 14MW electrical capacity). Scheduled for commissioning by first quarter 2008

Jiangbian

- agreements signed for a 65% shareholding in a 330MW greenfield large hydro project
- applied for National Development and Reform Commission (NDRC) approval of the Project Application Report
- preparatory works started and will give access to the main construction areas

Nanao

- good progress on construction work with 3 turbines installed
- registered with the United Nations as a Clean Development Mechanism (CDM) project under the Kyoto Protocol

Huaiji

- increased our shareholding from 75% to 84.9%
- began construction work on Xinwan hydro power project (16MW)

The progress made on these projects is such that, starting with the stake in the Huaiji hydro power joint venture project which we acquired in 1997, CLP now has an equity interest in 174MW of wind farms, small to medium hydro power and biomass combined heat and power station in the Mainland, with a further 500MW under active development. The Jiangbian project is an important step in the implementation of our climate strategy by increasing the renewable component of our portfolio.



Sunset from the Changdao Wind Farm

Management of Tariff Issues and Coal Costs

Shareholders will recall that a particular problem which CLP's Mainland business has faced in recent years, in common with other Mainland electricity generators, has been the management of substantial rises in coal prices in circumstances where the relevant authorities are reluctant to approve tariff levels which allow electricity generators to recover these cost increases. The position on tariff levels and fuel supply on all the stations in which CLP holds an interest is set out in the following table. All these stations are subject to tariff levels approved by the authorities and implemented.

Station	Approved Tariff (fen/kWh)	Status of Tariff	Fuel Type	Future Development/ Outlook
Daya Bay	Determined at Guangdong Nuclear Power Joint Venture Co., Ltd according to its JV Contract with consideration to the competitiveness of its electricity	Implemented	Uranium – various supplies	Fuel supply adequate
Guangzhou Pumped Storage	Based on service charge per installed capacity	Agreed under long-term agreements	Pumped storage between dedicated reservoirs	
Shiheng I and II	43.00	Tariff adjusted at the second round of coal price linked tariff adjustment	Coal – Shandong mines	Considering application for a single unified tariff for all the power stations in the joint venture
Heze II Liaocheng	38.94 38.94	Tariff adjusted at the second round of coal price linked tariff adjustment	Coal – Shanxi mines	
Yire Sanhe Panshan	44.65 35.93 39.92	Tariff adjusted at the second round of coal price linked tariff adjustment	Coal – Supplied by Shenhua from Shaanxi and Inner Mongolia	Adequate and stable coal supply
Shenmu	Normal: 30.95 Excess: 20.00	Tariff adjusted at the second round of coal price linked tariff adjustment	Coal – Local mines	Adequate coal supply but much increased price
Anshun II	27.70	Tariff adjusted at the second round of coal price linked tariff adjustment	Coal – Guizhou local mines	Operating hours may decrease due to surplus generation supply in Guizhou Province
Huaiji	38.20 (4 different tariffs for peak/off-peak periods and dry/wet seasons)	Higher tariffs achieved by use of reservoir regulating capability	Small hydropower	Renewable energy source

In our last Annual Report, we reported that the tariff increases allowed at the Shandong and Anshun Stations were not at levels which fully compensated for the substantial increases in coal cost. We pursued this issue during 2006, with the result that those stations benefited from an upward tariff adjustment, even if not to the extent which allows full recovery of the increased fuel prices.





→ (Left) Construction work at Fangchenggang

→ (Right) Turbine blade cleaning at Fangchenggang

Station Management and Operation

In 2006, the power stations in which CLP holds an interest achieved high levels of availability, although there were some reductions in utilisation rates due to an increase in other generating capacity in the regions which those stations serve.

Station	Rating (MW)	Generation (GWh)		Utilisation (%)		Availability (%)		Operating Hours	
		2006	2005	2006	2005	2006	2005	2006	2005
Daya Bay	1,968	**14,858**	14,848	**90**	90	**90**	90	**7,946**	7,918
Guangzhou Pumped Storage (Phase I)	1,200	**1,493**	1,403	**14***	13*	**80**	89	**2,646***	2,801*
Shiheng	1,200	**6,650**	7,164	**63**	68	**95**	91	**5,542**	5,970
Heze II	600	**3,328**	3,462	**63**	66	**97**	95	**5,548**	5,770
Liaocheng	1,200	**6,634**	6,844	**63**	65	**95**	95	**5,528**	5,703
Yire	400	**2,370**	2,664	**68**	76	**92**	96	**5,925**	6,660
Sanhe	700	**4,206**	4,563	**69**	74	**97**	90	**6,008**	6,519
Panshan	1,000	**5,881**	6,295	**67**	72	**91**	90	**5,881**	6,295
Shenmu	200	**1,319**	1,486	**75**	85	**96**	95	**6,595**	7,430
Anshun II	600	**3,781**	3,602	**72**	69	**95**	88	**6,301**	6,003
Huaiji	82	**324**	284	**56**	50**	**98**	99**	**3,933**	3,465

* Generating and pumping modes
** Figures restated

Major events in plant operation in 2006 included:

- The successful retrofit of low NO_x burners to Unit 2 at Yire Power Station in Beijing, which resulted in an appreciable reduction in NO_x emissions;
- A feasibility study for upgrading the plant capacity at Shenmu by 10% was completed, with a view to implementing these modifications during 2007;
- The reliability of the FGD plant at Anshun II improved. However, it was originally designed for much lower loadings of sulphur than we currently experience from local coal supplies. Consequently, the plant was taken out of service towards the end of 2006 for a major upgrade. Progress of this work was marred by a fatal accident to two subcontractor's employees in December;
- Daya Bay continued to operate efficiently and safely, contributing about 29% of the total electricity supplied to our Hong Kong electricity business; and
- To improve environmental performance, our joint venture in Shandong has embarked on a series of programmes to install FGD equipment to the operating plants. Construction of the FGD equipment for Shiheng Power Station started.

Earnings

2006 earnings from CLP's power projects in the Mainland were HK$996 million, an improvement of HK$31 million on the previous year. Earnings improved largely due to tariff increases. However, this was partly offset by lower generation volume as a result of new generating facilities constructed by other power producers coming on stream. The following chart gives an account of the 2006 performance in our PRC power projects, by illustrating the major variations (plus or minus) from 2005:

Chinese Mainland Operating Earnings


965
2005 operating earnings
+127
Electricity tariffs
-17
Fuel costs
-107
Generation production
-8
Net exchange and fair value differences
+36
Other expenses
996
2006 operating earnings
HK$M 0
600
700
800
900
1,000
1,100
1,200

What are we going to deliver in 2007 and beyond?

Business Environment and Challenges

We expect that the Mainland's economic growth will remain strong and that electricity demand will see double digit growth for the next few years. Electricity generation capacity will also continue to grow rapidly. Overall, utilisation hours for generating plant will fall, especially for 2007 and 2008, although the average utilisation hours for large size coal-fired plant will remain above 5,000 hours. Coal prices are expected to rise in 2007. Whether the PRC authorities will implement another round of coal price linked tariff adjustment is unclear.

Reform of the power sector will continue. Although the timing for full scale competitive bidding is uncertain, the introduction of "benchmarking" on-grid tariffs on a regional or provincial basis sends a clear price signal for developers of greenfield generating plant, namely that the key success factor in the market is to be a lower cost producer.

The power sector is dominated by a small number of Chinese state-owned national and provincial Independent Power Producers (IPPs) pursuing aggressive expansion strategies. These generators have ready access to both domestic and international financial markets for equity and debt.

Energy conservation and environmental protection are becoming factors in Government's decision-making processes for this industry. The authorities are promoting energy saving economic dispatch, which will benefit high efficiency large-scale generating units. FGD is required on all new coal-fired plant. Special policies with regard to both dispatch and tariff are emerging to encourage nuclear, gas and renewable generation facilities.

The increasing demand for clean energy is creating opportunities for renewable projects. The renewable energy target for China has increased from 10% to 15% of national energy supply by 2020, comprising hydro (300GW), wind (30GW), biomass (20GW) and solar (1GW). A projected investment of RMB1,500 billion is required to achieve this target. The tariff policy is generally supportive of renewable energy, with a new renewable energy law implemented since January 2006. A 15-year tariff subsidy of RMB0.25 per kWh is allowed for biomass projects. However, it is not yet clear how Government-guided pricing is to be implemented for wind power projects.

The unification of corporate income tax levels for domestic and foreign-invested enterprises is imminent, with the latter to bear higher income tax after this convergence has been achieved. This will eliminate a small competitive advantage previously enjoyed by an external company such as CLP.

Within this business environment, CLP can add value to projects and to Mainland business partners through its international operating experience (including exposure to stringent environmental regulation, competitive markets and technical skills, such as in nuclear power and combined-cycle gas turbine operation), experience in international markets, and leadership in corporate governance. CLP also enjoys good standing with state and provincial governments and PRC partners, reflecting our reputation for responsibility and prudence. However, CLP's prudent approach to decision-making and risk management means that CLP may be more risk adverse than local IPPs, who may pursue more aggressive growth strategies.

One area in which CLP is developing a competitive advantage is that of renewable energy, where we have a growing portfolio of assets and a strong project pipeline, involving hydro, wind and biomass in an increasing number of Mainland provinces and in collaboration with a range of leading PRC project partners.

Year 2007

In 2007, our focus will include:

- commissioning the first 600MW unit at Fangchenggang;
- completion of the Xinwan Hydro Power Station and wind power projects (Weihai I and II, Nanao, Shuangliao, Rongcheng) within schedule and budget;
- construction of the biomass combined heat and power station at Boxing County, Shandong;
- completion of the FGD upgrade at Anshun II;
- obtaining NDRC approval for the Jiangbian hydro project;
- work on the expansion of the CLP/Guohua joint venture. Progress has already been made on this in 2007 – the State Grid Company put up its 25% share of Panshan Power Station for sale through bidding. The CLP Guohua joint venture, which originally owned 50% of Panshan Power Station, has successfully bid for an additional 15% stake. During 2007 steps necessary to finalise this purchase will be carried out;
- improving the returns from our investment in Shandong by a project restructuring, involving an extended joint venture term and reduced operating and maintenance and fuel costs;
- reviewing the existing operating arrangements at Anshun, which presently see the management of Anshun I largely responsible both for the operation and maintenance of Anshun I (in which CLP does not have an interest) and for Anshun II (in which CLP holds a 70% interest); and
- establishing a flagship office in Beijing as a base for our Mainland development, construction and operations teams.

Beyond 2007

CLP's longer term objectives are to:

- consolidate and rationalise our asset ownership structure. The present organisation structure, involving a series of different joint ventures, can lead to assets operating independently and hinder the exploitation of management and operational synergies between different joint ventures and assets;
- maintain a balanced portfolio of fuel mix and greenfield/operating assets, including a leading position in renewable energy;
- assess the options for continued involvement in nuclear energy, including in Southern China in light of the expiry in 2014 of the current agreement for the off-take of electricity to supply Hong Kong from Daya Bay Nuclear Power Station; and
- explore opportunities for broad-based strategic partnerships with major market players and IPPs, particularly in high growth regions such as Eastern and Southern China. In doing so, we expect to give priority to the expansion of existing joint ventures and relationships.

India



GPEC Power Station, Gujarat

How did we do in 2006?

The major focus of our business in India in 2006 continued to be to:

- optimise the performance of our existing assets at GPEC;
- pursue opportunities for growth; and
- generate improved earnings.

Optimising the Performance at GPEC

The availability of gas from GPEC's existing suppliers reduced unexpectedly during 2006, due to early depletion of the Lakshmi field from which most gas is sourced. Alternative arrangements for short-term supply were made. New long-term supplies are under discussion. During the year, one of the three gas turbines was overhauled, with new burners being installed to reduce NO_x emissions. A steam turbine inspection was also undertaken. These works, combined with reduced gas availability, meant that the utilisation factor of this station was lower than in the previous year.

Nevertheless, the station continued to achieve high reliability and extremely low levels of forced outages.

Station	Rating (MW)	Generation (GWh)		Utilisation (%)		Availability (%)		Operating Hours	
		2006	2005	2006	2005	2006	2005	2006	2005
GPEC	655	**4,315**	4,637	**75.2**	81.0	**87.7**	94.5	**6,588**	7,079

Gujarat Urja Vikas Nigam Ltd. (GUVNL) is the sole off-taker of the electricity generated at GPEC, under a 20-year power purchase agreement (PPA) which runs until December 2018. In 2006, full settlements of sums due under the PPA from GUVNL were made, with neither overdue receivables nor new disputed items arising over this period. However, an order passed by the Gujarat Electricity Regulatory Commission (GERC) in August 2006 raised the possibility that incentives payable to GPEC could be paid on the basis of actual dispatch of electricity, rather than station availability, as provided for in the PPA. The matter is under discussion with both GUVNL and GERC. A suitable clarification is being sought to restore the commercial entitlements of GPEC under the PPA. This illustrates an aspect of the ownership of GPEC, which has been apparent since CLP acquired the station in February 2002, namely the importance of ongoing engagement with the off-taker and the relevant regulatory authorities in order to ensure that GPEC's rights under the PPA are properly implemented.

Growth Opportunities

Although considerable efforts were made to pursue opportunities to grow CLP's presence in the Indian power sector during 2006, we made less progress than we had hoped at the beginning of the year. In large measure, this reflected decisions not to pursue projects or investments whose risk/reward profile fell outside the parameters which CLP would regard as reasonable and, for those projects on which we bid, to maintain a disciplined and realistic approach to our bids, rather than to secure such projects or investments on a basis which, from the outset, would put shareholder value at unacceptable risk.

By way of illustration of this approach, CLP decided not to pursue the Mundra Ultra Mega Power Project (UMPP) nor, in consortium with our Indian partner GMR, to pursue the SasanUMPP (which was combined with a coal mine development). Reasons for doing so included the tight timeline for bidding, the absence of an engineering procurement and construction (EPC) contract, incomplete geological and mining data and the risks associated with commitments on long-term coal pricing. With regard to projects for which bids were made, we were unsuccessful in an offer for two transmission projects in Gujarat and Maharashtra in consortium with Gammon India (our bid was the second lowest). Another bid, for a 1400MW generating opportunity in Gujarat was unsuccessful, largely due to our unwillingness to accept unreasonable levels of long-term coal price risk.

Expansion of the GPEC facility offers a natural opportunity for growth. However, due to the present non-availability of natural gas at affordable prices, CLP has decided to defer a GPEC II project until the longer term development of the gas markets becomes clearer.

Earnings

Our Indian investment contributed HK$916 million to group earnings, an increase of HK$313 million from the previous year.

The earnings performance reflected GUVNL's agreement to settle the delayed payment charges of HK$204 million related to the years 2000 to 2006, an increase in the fair value of the financial derivatives embedded in the PPA and higher interest income.

The following chart explains the performance of India during 2006, by showing the major variations (plus or minus) as compared with 2005:

India Operating Earnings



603
2005 operating earnings
+204
Recognition of delayed payment charges
+80
Fair value differences
+11
Income tax expense
+29
Interest income
-11
Other expenses
916
2006 operating earnings
HK$M
0
500
600
700
800
900
1,000





→ (Left) GPEC Gas Turbine Rotor being lifted during overhaul
→ (Right) GPEC Power Station, Gujarat

What are we going to deliver in 2007 and beyond?

Business Environment and Challenges

Per capita consumption of electricity in India, at 606 kWh per year, is significantly lower than other countries (for example, the corresponding figure for the Chinese mainland is around 1,900 kWh per year). Indian GDP growth is expected to remain at 7-8% per annum in the coming years, with a requirement for a significant increase in generating capacity by 2010, possibly in the range of 100,000MW.

The enactment of the Electricity Act in 2003 and reforms in electricity regulation in many states have combined with this underlying economic growth to create opportunities for the private sector in power generation, transmission and trading.

The Indian Government has now issued tariff-based bidding guidelines, as envisaged in the Electricity Act. Several bids have been invited, or are planned to be invited, for coal-fired and hydro generation projects, as well as transmission projects on a build, operate, own and transfer (BOOT) basis. All the projects are proposed to be awarded on the basis of competitively bid tariffs. This, together with the introduction of a merit-order based dispatch system in most states, means that the final tariff is a key risk indicator for developing generating facilities. This is likely to lead to additional generating capacity being largely coal and hydro-based, given the significant cost advantages associated with those fuels (which lead directly into lower tariff levels). Aside from cost disadvantages, fuel availability hinders the development of new gas-fired generating capacity, with no new gas-fired generation bids expected until at least the end of 2007, awaiting the determination of the availability and price of natural gas from the Krishna-Godavari Basin off India's east coast.

Local competition for development opportunities is fierce, with around 10 Indian companies bidding for each opportunity. In the bidding process, these local competitors may have a stronger appetite for risk than CLP including, for generating projects, their willingness to take risk on the long-term prices for imported coal. In the bidding for such assets, CLP may also be handicapped by our corporate commitment to incorporate advanced pollution control equipment such as FGD for any new greenfield coal-fired generating capacity, whereas local competitors are willing to proceed without such emissions reduction equipment. It remains to be seen over time whether CLP's adoption of stricter investment disciplines and environmental standards than our competitors proves to be a competitive advantage or disadvantage – although we believe that this is a correct long-term approach.

India presents opportunities for renewable energy. It has unexploited resources for the major development of hydro, wind and biomass projects, backed by a tariff policy which is largely transparent and favourable to renewable energy. Individual states are also promoting the use of renewable energy. For example, Maharashtra's Renewables Purchase Specifications Framework requires distribution companies to purchase at least 3% of their electricity from co-generation and renewable energy sources in 2006-7 (rising to 6% in 2009-10).

Year 2007

Our plans and activities for 2007 will include:

- continued successful operation and management of our GPEC asset;
- bidding for selected transmission opportunities;
- pursuing opportunities to bid for generating capacity, including the UMPPs of around 4,000MW each;
- bidding for selected hydro projects and pursuing the acquisition of a 'run of the river' hydro project; and
- commissioning of one large wind farm (in the order of 50MW, through Roaring 40s) and starting to build a meaningful portfolio of renewable energy assets in India.

Beyond 2007

In future years, we aim to:

- grow beyond a single asset portfolio and become one of the leading players in the Indian electricity market, including through alliances with suitable partners by pursuing new projects in reforming states with strong state utilities;
- focus on projects which provide synergy with existing investments. This would include the development of GPEC II, subject to securing a long-term gas supply at prices which would make the electricity produced competitive;
- pursue privatised transmission projects with competitive tariff bidding and to examine selected distribution or retail business opportunities which may arise upon the privatisation of state-owned utilities; and
- expand significantly our renewable energy portfolio, involving wind, hydro and biomass.

What is expected to be the price of natural gas for power generation in India in the near future and what would be the most efficient fuel viz. LNG or natural gas considering Indian/ global conditions?



Mr. Pradip Roy
Executive Director,
Industrial Development Bank of India Ltd.

There is as yet no clarity on where the price of natural gas for power generation in India in the near future will settle. Given the very large gas finds off the East coast of the country recently, we believe that significant amounts of natural gas will be available for the power sector once the transportation arrangements are in place. Problems of both the availability and price of natural gas/ LNG in recent years have meant that Government has focused India's generation efforts on coal. However, for reasons of fuel security and diversity, and environmental emissions, we believe natural gas/LNG based generation must increase substantially from the current levels of around 10%. The gas will have to be available at prices substantially lower than the current prices in order to be competitive with coal and hydro plants, though.



Rajiv Mishra
Managing Director – India


BLCP Power Station, Thailand

How did we do in 2006?

CLP commenced development efforts in the region in 1994. Through investments in Thailand and Taiwan, we have built a significant presence in the regional electricity generation sector. In order to move forward our business in the region, CLP's objective has been to establish a regional power company which consolidates our existing investments and brings in a regional partner to share the risks, rewards and capital investment required for growth. In line with this strategy, the major focus of our regional activities in 2006 has been:

- establishment of our regional joint venture, OneEnergy;
- consolidation of existing investments;
- management of existing assets;
- pursuit of opportunities for growth; and
- an improved earnings contribution to the Group.

Establishment of OneEnergy

Major progress was made towards implementing a regional business model through the formation of the regional joint venture OneEnergy, with Mitsubishi Corporation. This joint venture draws on our combined resources, experience, local connections, market positions and financial strengths in order to grow its business. During the course of the year, a management team comprising executives from both partners was put in place. Governance and control systems, staffing and offices were established. The joint venture is now fully operational, with the capacity both to oversee the management of its existing assets and to bid for further projects and assets.

Consolidation of Regional Investments

In March 2006 CLP completed the injection into OneEnergy of its 22.4% interest in EGCO. We also reached agreement for CLP to sell its 50% stake in BLCP to EGCO in October 2006. The result of these transactions has been to make EGCO the exclusive vehicle for OneEnergy (and, therefore, CLP) in the Thailand power market.

Arrangements are being finalised for the injection into OneEnergy of CLP's 40% interest in Ho-Ping. It is expected that this asset injection will be completed by the end of the first quarter of 2007. It is also envisaged that Mitsubishi Corporation's 21% interest in the 1,200MW in Ilijan project in the Philippines will be injected into OneEnergy. However, the timing of that potential injection is uncertain, given the impending sale of Mirant Asia Pacific Limited, a joint venture partner with Mitsubishi Corporation in Ilijan, and the contractual pre-emption arrangements included in the Ilijan shareholders agreement.

Management of Existing Assets

The levels of utilisation and availability achieved in 2006 at those power stations in which CLP holds an interest were as follows:

Station	Rating (MW)	Generation (GWh)		Utilisation (%)		Availability (%)		Operating Hours	
		2006	2005	**2006**	2005	**2006**	2005	**2006**	2005
Ho-Ping	1,297	**7,276**	8,477	**64**	75	**68 ***	86 *	**5,610**	6,536
EGCO/Rayong (REGCO)	1,232	**6,030**	6,393	**56**	59	**93**	94	**4,894**	5,189
EGCO/Khanom (KEGCO)	824	**5,527**	6,274	**77**	87	**81**	95	**6,708**	7,614

* Guaranteed hours

The performance of Ho-Ping was affected by a blade failure in the Unit 1 turbine in November 2005. Substantial repair work was required, which led to an extended outage until May 2006. The unit was restored to service with a slightly reduced output, and is now operating at full capacity after installation of new blades in February 2007. Discussions with insurers continue to finalise the insurance claims.

Ho-Ping was able to mitigate most of the impact of high spot coal and shipping costs in 2006 due to a favourable adjustment in the energy charge rate under the PPA with Taipower, as well as the protection afforded by existing long-term coal supply and shipping contracts. The rebuild of the first of the three coal storage domes damaged during strong typhoons in 2004 and 2005 has been progressing well and will be completed in May 2007. The design and preparation work for the rebuild of the remaining two domes is underway, with completion scheduled for late 2007 and 2008. Agreement has been reached on insurance and equipment warranty claims.

With regard to those stations in which CLP holds its interest through EGCO, the operation of REGCO and KEGCO has been satisfactory with high levels of availability. Construction of the 1,468MW combined-cycle gas-fired Kaeng Khoi 2 power station project, in which EGCO holds a 50% interest through its investment in the Gulf Electricity Company, remains largely on schedule with a view to commercial operation of the two units starting in 2007 and 2008. EGCO also owns 25% of the 1,070MW Nam Theun 2 hydro project in Laos, which will sell the majority of its output to Electricity Generating Authority of Thailand (EGAT). Construction work is underway, with the objective of operations commencing in 2009.

Construction of the 1,434MW coal-fired project at BLCP has progressed ahead of schedule and within budget. Following a fatal accident in February 2006 to a contractor's employee we redoubled our efforts to enforce a safety culture at the site. Pre-commercial operation started in mid August for the first 717MW unit and in mid November for the second unit, around seven weeks and eleven weeks ahead of their respective full commercial operation dates of 1 October 2006 and 1 February 2007 under the terms of the PPA. BLCP reached an agreement with the off-taker, EGAT, in respect of the early generation, which benefited both parties. CLP has acted as construction manager for the BLCP project, under contract to BLCP, and has thus met its key responsibilities in this respect.

The operating company for BLCP is Power Generation Services Company Limited (PGS), which is a separate 60/40 joint venture between CLP and Banpu (the shareholding in BLCP, prior to the sale of our interest to EGCO, was 50/50 between CLP and Banpu). PGS has been recruiting and training its staff, and putting in place the necessary operating systems, during the course of construction. It took over responsibility for operation and maintenance of the first unit and the second unit in October 2006 and February 2007 respectively.

As the following table explains, all of our operating assets in the region benefit from long-term PPAs with creditworthy off-takers. These agreements were honoured in 2006 both by the relevant generating company and by the off-takers.

Station	Off-taker	Off-take Arrangement	Duration
Ho-Ping	Taipower	PPA	25 years
BLCP	EGAT	PPA	25 years
REGCO	EGAT	PPA	20 years
KEGCO	EGAT	PPA	15/20 years
EGCO/ Kaeng Khoi 2	EGAT	PPA	25 years
EGCO/ Nam Theun 2	EGAT	PPA	25 years
EGCO/ small power projects	EGAT and industrial customers	PPAs with EGAT and commercial contracts with industrial customers	21/25 years for EGAT PPAs
EGCO/Mindanao small power projects	National Power Corporation, Philippines	PPAs	18 years

Growth Opportunities

CLP's regional development efforts are now carried out through OneEnergy and our in-country partnerships and vehicles.

During 2006, EGCO prepared for the next round of IPP solicitations in Thailand, which is scheduled to commence in 2007. EGCO continued development work on the 523MW Nam Theun 1 hydro project in Laos, in which it projects to hold a 40% interest. This project is targeted for financial close in 2007 and commercial operation in 2013.

The Taiwanese Government has launched its process for IPP solicitation to meet electricity demand requirements in 2011. The resulting projects will enjoy a 25-year PPA with Taipower. Taiwan Cement and CLP have a longstanding partnership in the Ho-Ping project and will be responding to the IPP solicitation with a bid to develop an expansion of the project. The bids are due to be submitted in December 2007. We are seeking the necessary environmental approvals for the project prior to that time. Expansion of the Ho-Ping facility meets the preference of Taipower for coal-fired capacity supplying Northern Taiwan.

OneEnergy, in consortium with Tanjong Public Limited Company of Malaysia, bid for a portfolio of generating assets in the Philippines made available for sale by Mirant. This bid was unsuccessful, but OneEnergy continues to monitor market and industry opportunities in the Philippines.

OneEnergy is also exploring greenfield opportunities in Indonesia and has submitted prequalification documents for a 2 x 600MW coal-fired project in Jawa Tengah. No date has yet been set for the submission of binding bids for this project. OneEnergy is in contact with relevant organisations in Vietnam to examine potential greenfield projects in this emerging market.





→ (Left) BLCP Power Station, Thailand
→ (Right) Opening Ceremony for OneEnergy Head Office in Hong Kong

Earnings

CLP's investments in Southeast Asia and Taiwan contributed HK$405 million to group earnings in 2006. The improved earnings of HK$42 million, compared to 2005, reflected an exchange gain on U.S. dollar loans and our share of the interest income from OneEnergy after the equity injection from Mitsubishi Corporation, partly offset by the fair value differences on derivative financial instruments.

The chart below depicts the major variations (plus or minus) in earnings between 2006 and 2005 from our investments in Southeast Asia and Taiwan:

Southeast Asia and Taiwan Operating Earnings


363
2005 operating earnings
+42
Commissioning of BLCP
+50
Interest income
-100
Fair value differences mainly on BLCP's financial derivatives
+109
Exchange gain on USD loans
-41
Lower shareholding in EGCO
-18
Other expenses
405
2006 operating earnings
HK$M 0
100
200
300
400
500

In addition to operating earnings, one-off gains were also recorded in this year. In March, HK$343 million was realised upon the formation of OneEnergy in which our interest in EGCO was injected. On the transfer of our 50% interest in BLCP to EGCO, another gain of HK$888 million was recognised towards the end of 2006.



Rebuilding a damaged coal dome at Ho-Ping Power Station, Taiwan

What are we going to deliver in 2007 and beyond?

Business Environment and Challenges

The economies in OneEnergy's target markets, namely, Thailand, Taiwan, Philippines, Indonesia, Vietnam and Singapore, continue to enjoy healthy economic growth averaging 5-6% per annum. The new generating capacity requirements for these markets over the next decade are forecast at around 75,000MW, of which 30,000MW may be available to the private sector, primarily through bilateral PPAs with the national utilities. Much of this new generation capacity will be awarded through competitive tendering, which will place a premium on competitive project execution capabilities and access to low cost financing.

Fuel is the single largest cost over the life of any fossil-fired power project and, potentially, the single largest risk if its availability is in doubt or if the fuel price is not adequately reflected in the electricity price. The coal market has been volatile over the past few years and locally available supplies of gas are reaching the point where they are fully committed to existing operations in some of the Asian countries where CLP is active. Imported LNG use is likely to increase in the medium term, but uncertainties remain as to its pricing and when it will be more widely available. Nevertheless, many Asian countries see an acute need for additional power generation capacity as economic growth continues and reserve margins reduce to critical levels. The choice of fuel type and source is therefore particularly important for the next stage of greenfield projects.

We expect that gas-fired generation will be used for part of the new generation capacity because of environmental considerations and carbon intensity. However, concerns over long term LNG availability and pricing, and over-reliance on import, will mean that coal will be a more realistic choice in many cases, at least in the short term.

CLP has long experience in construction and operation of coal fired power plant and is therefore well placed to develop new projects. However, and as the CEO discusses in his Review on pages 10 and 11, we are concerned about the climate change implications associated with an expanding use of coal. Those concerns are partly commercial, since there is a risk that carbon emissions may be penalised in some way, but increasingly become a matter of principle and ethics. This is one of the most difficult issues that the power industry has ever faced and involves dilemmas and choices that do not have easy answers. These issues affect CLP wherever we operate. They are particularly challenging in the Chinese mainland and the developing countries of Asia, whose people have an urgent need for access to affordable electricity to improve their lives, but who cannot yet meet the full economic cost of providing that electricity in an environmentally sustainable way.

In the short term CLP will seek to mitigate its fossil fuel impact by using advanced technology with the highest energy efficiency that can be achieved by proven plant and systems. However we will be examining the broader implications of climate change again to ensure that our policies respond to the business and ethical challenges we face.

In addition to opportunities to invest in new generating capacity, there may be openings to acquire assets and businesses from other power companies or through the privatisation of government-owned utilities. However, there is strong competition for both existing assets and new greenfield generating projects from other Asian players, some of whom may be willing to take lower equity returns and greater risk than those acceptable to CLP. Japanese trading houses are targeting the Asian power sector for growth, whilst funds and private equity vehicles are also active in the pursuit of acquisitions.

Year 2007

In 2007, CLP's objectives will be to:

- complete the injection of CLP and Mitsubishi's regional assets into OneEnergy;
- take forward our business in the region through OneEnergy as well as through existing and new partnerships at country and project levels;
- consider strategic acquisitions in the Philippines and Singapore, as the deregulated nature of those markets may require a critical mass to compete;
- pursue greenfield development opportunities in Thailand, Taiwan, Indonesia and Vietnam and, in particular, submit a competitive bid to the Taiwanese authorities for the expansion of Ho-Ping;
- continue relationship building in Vietnam with market participants and explore opportunities to participate in currently approved projects; and
- complete the rebuild of two of the three damaged Ho-Ping coal domes and replace the turbine blades on Unit 1, thereby restoring its full load capability.

Beyond 2007

Our objective beyond 2007 is to establish OneEnergy as a premier regional power company with a significant presence in its target markets. This will require a balanced portfolio with:

- investments in both stable and emerging markets in the region;
- a mix of operating and construction assets and development projects; and
- the development of self-financing capability within the next three to five years.

We also expect OneEnergy actively to support the development of renewable energy projects – reflecting the CLP Group's commitment to a significant renewable energy component in its overall generating portfolio.

In the next decade, do you foresee power trading happening aggressively between countries, the logic being it is cheaper to transport power than fuel for certain distances?



Mr. Pradip Roy
Executive Director,
Industrial Development Bank of India Ltd.

A robust cross border electricity interconnecting network is the intermediate step before any pool market style trading could exist. Currently, cross border transmission lines exist in Asia, but mostly on a point to point basis for dedicated purposes. Because they are sized for the purpose of emergency supply or peak sharing, their capacity cannot handle the continuous baseload operation required in pool market trading. The Nam Theun 2 project (Thailand/Laos) would be the first major cross-border baseload-merit in Southeast Asia once it becomes commercial.

ADB, a pro-development Asian policy bank, has proposed the concept of a GMS Mekong Power Grid. Assuming member countries align their interests and reach consensus, it would take a decade to build up a regional transmission network. Considering the resource constraints facing many of the Greater Mekong Subregion (GMS) members, it is more likely such a project would take even longer. In addition, power and other similar infrastructures raise national security issues as countries are unlikely to become dependent on governments beyond their own control.



Mark Takahashi
Chief Executive Officer,
OneEnergy Limited

How do we manage risk?

Risk Management

The purpose of risk management is to safeguard CLP's ability to meet its obligations to its stakeholders and to maintain their confidence that CLP can and will continue to meet those obligations in future.

Stakeholders

The key stakeholders in the effective management of risk by CLP include:

Communities
Support from the communities we serve, particularly in Hong Kong where we are the sole electricity supplier in our service area, depends on their trust in CLP's ability to deliver a first-class electricity supply in all respects.

Governments
Our activities are subject to economic and environmental regulation and vulnerable to the exercise of political and regulatory authority. We must earn the confidence of governments and regulators in CLP's expertise and our commitment to meet our legal obligations and operate in a responsible manner.

Shareholders and Lenders
We need firm support from capital providers, both shareholders and lenders, to support the large scale and long-term capital commitments which our business demands.

Suppliers
Our suppliers, particularly those under long-term fuel supply contracts which involve substantial payment running over decades, need assurance that CLP is a credible business partner, determined to respect its legal and contractual obligations.

Who is responsible for managing risk?



Board and Board Committees
Determine policies for risk management and control within CLP
Regularly review CLP's strategies and risks and controls associated with those strategies
Board & Board Committees
Internal Auditors
Audit all aspects of CLP's activities and internal controls
Report on the effectiveness of risk management measures
Liaise with External Auditors on quality of system of internal control
Internal Auditors
Management and Staff
Management and Staff
Identify risks
Design risk mitigation measures
Operate and monitor the processes to support effective implementation of CLP's strategies

How do we analyse risk?

Financial Risks	Market Risks	Business Risks	Social and Environmental Risks*
Mitigation Measures	Mitigation Measures	Mitigation Measures	Mitigation Measures*

* These are discussed in the "Corporate Citizenship" and "Risk Management" sections of the 2006 Social and Environmental Report. SER

Financial Risks

Cash Flow and Liquidity

The electricity business is highly capital-intensive and returns are generated over a long term. CLP must guard against the risks arising from cash flow and liquidity problems. Our overall objective is to act prudently to ensure that the Group has adequate cash flow and access to funding sources from our established businesses to fund our working capital requirements, debt service payments, dividends to shareholders and potential new investments.

This risk is managed through prudent treasury policies and management which include the following:

- We closely monitor our cash and resources, including expected liquidity requirements and contingent liabilities (see chart on pages 30 and 31) that might call on those resources. We maintain a conservative capital reserve, emphasise that capital is expensive, prioritise competing claims on capital and review our position regularly to ensure that cost-efficient funding is available for operating expenses, capital expenditure needs and for business expansion in Hong Kong and overseas;
- We maintain an appropriate mix of committed credit facilities with staggered maturities which allow us to reduce our refinancing risk in any year. We also seek to tap into the capital markets through established medium term note programmes put in place with the respective wholly-owned subsidiaries of CLP Power Hong Kong (CLP Power) and CLP Australia Holdings Pty Ltd (trading as TRUenergy). This allows us to diversify our funding sources and lengthen our average maturity;
- When the Group has surplus cash, we seek to pay down our existing revolving loans to the extent possible. Deposits are only kept with creditworthy financial institutions or invested in safe, liquid instruments consistent with our internal treasury policies and business needs;
- We seek to repatriate dividends back to the Group as soon as practicable unless underlying business needs dictate otherwise. To the extent that our subsidiaries and affiliates have significant cash reserves, we are actively involved in developing and monitoring appropriate cash management policies and strategies; and
- We strive to maintain the credit ratings of the Company, CLP Power and TRUenergy at appropriate high investment grade levels through careful control of our total debt to total capital ratios to support funding and investment as well as provide financing flexibility for future growth and acquisitions.

Accounting and Financial Reliability and Integrity

Improper financial reporting and accounting can lead to a significant loss of market confidence that can impact access to funding and underlying company valuations.

Although no company can ever be free from the shadow of individual misdeeds, CLP does everything reasonably possible to protect itself and its shareholders against such risks:

- Our Value Framework sets out the principles and ethics which cover all aspects of our operations. It also includes our Code of Conduct which places all employees, officers and directors under specific obligations as to the standards of integrity and behaviour CLP requires;
- CLP's Code on Corporate Governance and the Corporate Governance Report on pages 103 to 118 of this Annual Report explain the systems, checks and balances we implement to ensure that the Company's affairs are properly directed and controlled; and
- The Group is subject to the U.S. legislation commonly referred to as the Sarbanes-Oxley Act. Pursuant to that legislation, the Group is required to report annually on the effectiveness of its internal controls over financial reporting commencing the financial year ending 31 December 2006 to the U.S. Securities and Exchange Commission. Even if CLP successfully deregisters from the U.S. Securities Exchange Act (meaning that we would no longer be subject to the Sarbanes-Oxley Act – see page 76) we believe that we will have benefited from the review of our internal control processes.

Pension Obligations

Long-term financial exposure can arise from under-funded pension obligations owed to employees, particularly at times when stock market performance is poor and the levels of investment returns are low.

CLP has managed most of its exposure in this area by transferring all of its employees in Hong Kong (representing around 70% of the Group's total workforce) from defined benefit schemes (where the level of pension benefits is, in effect, guaranteed by CLP irrespective of the performance of the underlying investments) to a defined contribution scheme (where the contributions by employer and employee are defined, the investment decisions are made by the employees and the final level of benefits payable is determined by the actual performance of the underlying investments).

In Australia, approximately 25% of the current TRUenergy workforce (or around 6% of the Group's total workforce) are members of defined benefit schemes. The under-funded pension and lump sum obligations owed to employees are recognised as a liability in CLP's financial statements. CLP is making additional voluntary contributions to accelerate the reduction in this liability, although this liability is not material in the context of the Group as a whole.

Credit Risk

The Company, its subsidiaries and jointly controlled entities and associated companies enter into various forms of transactions including interest rate and foreign currency hedging, deposits, energy hedging and trading. Our overall objective is to safeguard the Company and its entities against potential loss arising from non-performance by the counterparty.

Prudent risk management policies include:

- All finance-related hedging transactions and deposits of the Company and its direct principal subsidiaries are made with counterparties with acceptable credit quality in conformance with Group Treasury policies. The credit quality is closely monitored over the life of the transaction. Therefore, the possibility of material loss arising in the event of non-performance by a counterparty is considered to be remote;
- Mark-to-market limits are assigned to each counterparty in order to limit credit risk concentrations relative to the underlying size and credit strength of each counterparty. The Group also regularly monitors potential exposures to each financial institution counterparty utilising value-at-risk methodologies;
- All derivative transactions are entered into at the sole credit of the respective subsidiaries and affiliates. The counterparties have no recourse (cash collateral, guarantee or other forms of security) to the Company for potential change in the market value of derivatives; and
- TRUenergy's energy-related hedging and trading are carried out with approved institutions or counterparties that have acceptable credit standing at defined limits in accordance with its risk management policies.

Additional information is included in Note 4 to the Financial Statements.

Interest Rate Risk

Whether investing or borrowing, interest rate movements create both risks and opportunities that need to be addressed. Our overall objective is to reduce interest rate volatility and to achieve higher levels of stability and predictability of earnings.

It is the Group's policy to mitigate interest rate risk through the use of appropriate interest rate hedging instruments and fixed rate borrowings that protect current and future corporate profitability from interest rate volatility.

- At CLP Power, this is done through an annual review to determine a preferred fixed/floating interest rate mix appropriate for its business profile; and
- In the Group's overseas investments, each project company develops its own hedging programme taking into consideration project debt service sensitivities to interest rate movements, lender requirements, tax and accounting implications. The purpose of each programme is to produce a risk profile appropriate to the specific business, and consistent with the Group's strategic objectives.

At year-end 2006, the Group's fixed rate debt as a proportion of total debt was approximately 48% (see also Note 4 to the Financial Statements).

Foreign Currency Risk

Currency exposures exist when assets or liabilities such as cash, receivables, payables (including those related to electricity purchases), securities and project equity investments are denominated in foreign currencies different from the functional currency of the respective Group entity. The Group's major foreign currency exposures arise from investments outside Hong Kong and CLP Power's significant foreign currency obligations related to its U.S. dollar-denominated debt, nuclear power purchase off-take commitments and fuel-related payments.

The Group addresses these risks in the following ways (see also Note 4 to the Financial Statements):

- Where appropriate and available on a cost-efficient basis, we seek to finance our overseas project investments through the use of domestic funding sources. In addition, certain projects utilise direct and indirect indexing provisions in their project agreements to match the projects' foreign exchange costs. The objective of each project company is to be resilient to adverse movements in key currency exchange rates in order to continue to meet its debt service requirements and achieve an acceptable investment return. To achieve that, each project company develops its own hedging programme taking into consideration any indexing provision in project agreements, tariff reset mechanisms, lender requirements, tax and accounting implications;
- We do not hedge foreign currency translation gains and losses that are included in the equity section of the Group's balance sheet as a result of the conversion of project company financial statements into the Group's functional currency. Such translation gains or losses do not affect the project company's cash flow or the Group's annual profit until an investment is sold. Our view is predicated on the resilience of the Group's total debt to total capital ratio against currency movements, the high cost associated with hedging the exposure, limited availability of effective hedging instruments and our long-term view on our investments and the underlying economic prospects of our target countries; and
- CLP Power's foreign exchange risk is mitigated through the current regulatory regime that allows for a pass-through of foreign exchange gains and losses. As a measure of additional prudence, CLP Power hedges all its U.S. dollar debt repayment obligations for the full tenor and a significant portion of its forward U.S. dollar obligations (nuclear off-take, coal, gas and oil purchases) for up to five years provided that the hedging can be accomplished at rates below the Hong Kong Special Administrative Region Government's historical target peg rate of 7.80. The objective is to reduce the potential adverse impact of foreign currency movement on electricity tariff in Hong Kong.

Market Risks

Mainland Power Tariffs

Tariffs in the China market are regulated and approved by the relevant authority. Increases in cost are not totally compensated by corresponding increases in tariff. Tariff levels for new plant are transparent, with "benchmark tariffs", for each regional province being applied to new generating plant.

This tariff risk can be addressed through:

- careful pre-investment analysis to ensure that the cost of generation from the proposed asset (whether greenfield or existing) will be competitive in the market to which electricity will be supplied. This also involves consideration of the supply/demand balance in that market, so as to provide assurance that the plant will actually be despatched to an extent and at prices which will be economically viable;
- demonstrating the capability to build projects in the Mainland at domestic cost levels, which are significantly lower than international levels;
- the ability to operate projects at international cost levels, which are lower than domestic levels; and
- establishing and maintaining a good relationship with the tariff approval authorities, based on a reputation for responsible and efficient plant operation.

Reliance on a Single Earnings Source

Reliance on Hong Kong's electricity business as a sole source of our earnings would expose the Company to "single market risk" through vulnerability to slowing electricity demand growth in Hong Kong and potential adverse regulatory change.

In response to this risk, CLP has developed businesses in the Chinese mainland and Asia Pacific, moving the Group away from dependence only on earnings from its longstanding Hong Kong business. We have now established a meaningful presence in a number of countries, to the point that we are amongst the leading external investors in the electricity sectors of the Chinese mainland, Australia, India, Taiwan and Thailand. In 2006, 29.2% of Group earnings came from outside Hong Kong, compared to only 6.2% in 1996.

Energy Trading Risk

Our Australian business is a vertically integrated business involved in power generation and retail electricity operating in the National Electricity Market, as well as gas infrastructure and gas sales. Because of its vertically integrated business structure, a majority of TRUenergy's cash flows are internally hedged as a result of the combination of balance in its generation and retail portfolio along with its diversified generation mix (merit order, fuel type and multiple units).

In addition to its physical market position, TRUenergy does participate in energy trading in the Over the Counter (OTC) bilateral and exchange-traded markets. While the majority of energy trading is in support of marketing TRUenergy's unhedged generation capacity and gas positions, this activity does create exposures which must be actively monitored and managed.

TRUenergy addresses these risks in the following ways:

- A comprehensive risk management policy framework is in place which establishes the delegation of authorities for trading activities, the types of products that are allowed and counterparty credit limits. The policy also defines the appropriate value-at-risk and stress test limits on the overall energy market exposures;
- Trading execution ("Front Office"), risk management ("Middle Office") and settlement ("Back Office") responsibilities are all segregated into different departments, providing a separation of duties that provides appropriate checks and balances;
- On a daily basis, the risk management office monitors the underlying energy trading positions using a suite of systems in place for pricing, forecasting and valuation. The risk management office provides regular reports to TRUenergy management; and
- A comprehensive governance process is in place to provide management oversight of trading activities. In particular, a Risk Management Committee, representing the Board of CLP Australia Holdings Pty Ltd, meets on a regular basis to review the overall risk management policies and positions of TRUenergy.

Increased Competition

Competition for our electricity businesses may come from gas suppliers in the domestic and commercial sectors and from loss of business to other electricity suppliers.

In the face of this risk, we:

- benchmark our customer service performance with world utilities and strive for improvements that will enhance our competitiveness in both service quality and cost;
- aim to strengthen customer relationships, better understanding and meeting their needs, whilst providing a highly reliable electricity supply at value for money prices;
- introduce new products and applications to customers and continue to demonstrate the value which CLP can add in their homes and businesses; and
- within Hong Kong, seek to ensure that, if the Hong Kong Government provides the opportunity for others to compete for our existing customers, it also provides the opportunity for CLP to compete for customers outside our traditional supply area.

Business Risks

Supply Reliability

A major risk for an electricity supplier, one to which the community would rightly be extremely sensitive, arises from the possibility of prolonged shutdown of generating plant due to critical plant systems breakdown or high unplanned outages and abnormal voltage deviations.

Within Hong Kong, CLP continues to implement a five-year Re-HAZOP programme (hazard and operability study), a systematic risk profile evaluation and a range of plant improvement projects to ensure that supply reliability risks are under control. In 2006, 22 systems and key processes were reviewed in detail as part of this programme.

Human Resources Capability

In common with developed economies in general, and utilities in particular, CLP faces the challenges associated with an ageing workforce and accelerating retirement rates. Unless these challenges are anticipated, and appropriate measures put in place, this would mean a risk of shortages in the skills required to meet operational needs, as well as in the talent pool needed to provide the future leadership and general management strength for our business.

At the same time, accelerating retirement will create more opportunities for internal promotion of our existing staff, which would be limited if headcount remained stable and voluntary turnover low.

In anticipation of the impact of workforce ageing, our Hong Kong business has implemented the following strategies that reflect international best practice in workforce planning:

- A rolling 5 year manpower planning framework was introduced in 2002 for hard-to-fill technical and operational positions, in order to project future demand accurately.
- Based on the demand forecast, trainees and apprentices are recruited each year to replenish supply and rejuvenate the organisation. These recruits are provided with structured training and development.
- A range of knowledge management initiatives have been implemented to elicit, document, and share critical knowledge that may be at risk when staff retire.
- We continue to invest in the training and development of our staff, to prepare them for the internal promotion opportunities that will arise as a result of retirements.

Recognising the progress that our Hong Kong business has made in managing this risk, in 2007 our best practices and experiences will be transferred to TRUenergy.

In addition to the specific measures taken to anticipate the impact of workforce ageing on our operations, CLP also:

- carries out a regular management development and succession planning review to ensure that we have adequate succession plans in place, and are identifying and developing a pool of high potential colleagues to maintain our management benchstrength.
- takes advantage of our regional expansion to create more opportunities for personal and career development.

Due to the impact of projected retirements, recruitment activity is also projected to increase in future years. We recognise that some parts of our business operate in highly competitive recruitment markets, where it is an ongoing challenge to attract and retain staff. We have established processes to ensure that remuneration and benefits are competitive in each of the markets in which we compete, so that we are able to attract and retain the quality and quantity of talent needed to meet our business plans.

Physical Damage and Liabilities

Management is responsible to shareholders for safeguarding the Group's physical assets. These are at risk of physical damage if there are any shortcomings in the way in which they are designed, constructed, operated and maintained.

CLP's physical asset management disciplines aim to optimise the cost, performance and risk exposures, associated with availability, efficiency, quality, life expectancy and regulatory safety and environmental compliance.

A key tool is our Operations and Integrity Management System (OIMS), a framework for the structured, disciplined and proactive management of the risks to plant throughout the cycle from design to decommissioning. The framework includes 11 broad management principles and 64 more specific requirements. A process of Operations Integrity Assessment and Improvement assesses the degree to which the necessary requirements are met, in order to approve operations integrity and maintain accountability at all levels. These assessments are conducted by multi-disciplinary teams, including expertise from outside the unit under scrutiny.

Availability of Generating Units

The main risk for private sector power producers is the need to maintain high availability of their generating units in order to earn planned revenue, whether under long-term power purchase agreements or in competitive generation markets.

We are an experienced power plant constructor and operator and our core industry skills form the basis for our management of this risk. With close monitoring of plant conditions, plans for the maintenance and overhaul works are developed to ensure that adequate capacity is available to meet system demands or power purchase agreement obligations at all times. We pay particular attention to:

- determining the root causes of all operational incidents that cause loss of availability and implementing effective remedial measures;
- applying our experience and knowledge across the Group's complete generating portfolio; and
- assessing long-term capital expenditure needs to maintain the performance of ageing plant.

Counterparty Risk

A private sector power producer, such as CLP, often relies on a single, usually government-owned, contract counterparty for 100% of the revenues from any given generating plant. The risk is that this counterparty proves unable or unwilling to honour its payment obligations, leaving us with no alternative way to earn revenues from an immovable asset.

This is an inherent risk in our industry, particularly when operating in markets which may lack political, economic or regulatory stability. We mitigate this risk in a number of ways:

- Pre-investment country risk analysis;
- Caution in entering contracts on terms which may appear initially to be highly favourable – thereby attracting the danger of subsequent unilateral amendment by the counterparty or regulatory clawback;
- Risk-sharing with local partners;
- Use of international or multi-lateral financing sources as a form of political risk insurance;
- Aiming to be a low cost electricity producer; and
- Building long-term relationships with regulatory authorities and governments – including through operating in a responsible way, such as with respect to environmental performance.

Technology Developments

Innovation in technology and its applications can provide opportunities for CLP to improve our operations and even to operate in new ways to provide new value to our customers. If we were to overlook key developments, we could be at risk of not meeting our obligations or of declining competitiveness.

CLP manages these risks and opportunities by:

- tracking key developments in the energy sector through our international network of energy sector businesses, equipment manufacturers, major energy users, and the academic and research communities;
- allocating both budget and staff resources to trials of new equipment and processes;
- facilitating transfer of new knowledge across the Group and throughout the organisation, both electronically and face-to-face;
- creating new business entities to pursue emerging opportunities, such as renewable energy; and
- maintaining a work environment that welcomes innovation.

What would happen if Government refuse to renew the SoC in 2008?



Mr. Ng Chau Shung
Shareholder

The SoC is an agreement which CLP entered into voluntarily with Government, recognising the importance to Government and Hong Kong people, of oversight of this essential public service.

The SoC comes to an end on 30 September 2008. As a responsible corporate citizen, CLP believes it is the right thing to reach an agreement on a renewed SoC, in order to confirm and safeguard the continuing balance of the interests of CLP and the public. However, if an agreement to renew the SoC cannot be reached with Government, this does not stop CLP's ability to continue to supply electricity to Kowloon and the New Territories.



Andrew Brandler
Chief Executive Officer

How do we engage our Stakeholders?





Our Shareholders

As at 31 December 2006, the Company had 20,351 registered shareholders, of whom 97.58% had their registered addresses in Hong Kong. The actual number of investors in CLP shares is likely to be considerably greater, due to ownership of shares being held through nominees, investment funds and the Central Clearing and Settlement System (CCASS) of Hong Kong.

Shareholdings as at 31 December 2006



Size of Registered Shareholdings	No. of Shareholders	% of Shareholders	No. of Shares	% of Issued Share Capital
500 or below	1,787	8.78	462,381	0.02
501 – 1,000	3,505	17.22	2,549,531	0.11
1,001 – 10,000	9,732	47.82	41,065,775	1.71
10,001 – 100,000	4,723	23.21	135,684,611	5.63
100,001 – 500,000	490	2.41	94,901,781	3.94
Above 500,000	114[1]	0.56	2,133,581,821	88.59
Total	**20,351**	**100.00**	**2,408,245,900[2]**	**100.00**

Shareholding by Category
17.05%
34.84%
48.11%
Interests associated with the Kadoorie Family
Institutional investors
Retail investors

Notes:
(1) Information on the ten largest registered shareholders in the Company is set out on our website.
(2) 34.36% of all our issued shares were held through CCASS.

As at 31 December 2006, the market capitalisation of CLP Holdings was HK$138.474 billion, ranking us as the 19th largest company out of the 975 issuers listed on the Main Board of the Hong Kong Stock Exchange. The Company's shares are a constituent of the Hang Seng Index (HSI) – the index of Hong Kong's leading listed companies, representing 1.05% by weighting of that Index. CLP is also part of the Hang Seng Utilities Index (HSUI) along with Hongkong Electric Holdings and Hong Kong and China Gas, representing 43.794% by weighting of that Index.

From publicly available information and as far as our Directors are aware, CLP Holdings has maintained a sufficient public float of the share capital in Hong Kong stock market throughout the financial year ended 31 December 2006 and has continued to maintain such a float as at 28 February 2007 (the latest practical date prior to the issue of this Annual Report).

Commitments to Shareholders

The CLP value framework explains how CLP's mission to enhance shareholder value rests on specific commitments we have made to our shareholders, namely:

- continuous effort to maintain long-term stability and growth in shareholder value and return on investment, and to enhance the competitive position of our business;
- maintenance and modifications aimed to preserve and enhance the integrity of our physical assets and infrastructure;
- responsible planning, building, operating, maintenance and decommissioning of our facilities and equipment;
- responsible management of our investment and business risks; and
- true, fair and complete disclosure of the financial position and operating performance of the Company.

This Annual Report, in particular the Business Performance and Outlook (pages 32 to 62), explains our progress in meeting our commitments to shareholders regarding the stewardship of their assets and the management of their Company. In this Section we review our success in creating shareholder value and explain our approach to disclosure to shareholders of the performance and ongoing value of their Company.

Creation of Shareholder Value – Share Price Appreciation

During 2006, CLP's share price gained 27.78%, and closed at a historical high of HK$57.90 on 15 December 2006. On 22 December 2006, CLP's intra-day share price reached a new record high of HK$58.50. The average intra-day share price was HK$46.94, and the lowest intra-day trading price of HK$42.90 was recorded on 13 February 2006. As demonstrated by the relative performance of CLP's shares and the Hang Seng Index, CLP's strong share price performance was largely in line with the overall market, and reflected the strong economic situation in Hong Kong. Towards the latter part of 2006, CLP's share price gained momentum as investors viewed favourably the overseas expansion opportunities available to the Group, and as concerns over the negotiation of the post-2008 SoC regulation in Hong Kong became largely factored into the share price.


CLP Holdings Share Performance vs Hang Seng Index (2006)
%
35
30
25
20
15
10
5
0
-5
-10
-15
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
CLP Holdings
Hang Seng Index
Source: Bloomberg

Over the past 10 years CLP shares have enjoyed a relatively stable price appreciation, reflecting CLP's characteristic as a defensive stock, often held on a long-term basis by shareholders seeking reliable and stable returns of the nature traditionally associated with utilities.


CLP Holdings Share Performance vs Hang Seng Index (1997-2006)
%
120
100
80
60
40
20
0
-20
-40
-60
97
98
99
00
01
02
03
04
05
06
CLP Holdings
Hang Seng Index
Source: Bloomberg

Our share price performance has been satisfactory when measured against both our peers within the utilities sector and, more broadly, other companies around the region. Compared to other utility companies, whose aggregated performance is expressed in various commonly used benchmark indices for the utilities sector, CLP has offered investors stable returns and price appreciation over the past five years. The same could be said for CLP's performance against other large-cap companies in Hong Kong. Compared with companies in the Asia-Pacific region, CLP has also provided steady returns, although the total price appreciation over the past two years has been relatively lower due to the strong economic growth enjoyed by many developing countries in the Asia-Pacific region.


Relative Performance –
CLP vs Benchmark Utilities Indices (2002-2006)
2.4
2.0
1.6
1.2
0.8
0.4
02
03
04
05
06
CLP Holdings
Hang Seng Utilities Index (HSUI)
MSCI All Country Asia Pacific Utilities Index
MSCI All Country World Utilities Index
Note: This chart is not taken back 10 years because of significant changes in the composition of the HSUI prior to 2001.
Source: Bloomberg and MSCI


Relative Performance –
CLP vs Regional Benchmark Indices (1997-2006)
2.4
2.0
1.6
1.2
0.8
0.4
97
98
99
00
01
02
03
04
05
06
CLP Holdings
Hang Seng Index
MSCI All Country Asia Pacific excluding Japan Index
Source: Bloomberg and MSCI





→ (Left) Vernon Moore, Chairman of the Audit Committee, meeting shareholders during a Shareholders' Visit to Black Point Power Station

→ (Right) 2006 Annual General Meeting – the largest attendance of CLP's shareholders to date

Creation of Shareholder Value – Dividends

CLP's longstanding policy is to provide consistent increases in ordinary dividends, linked to the underlying earnings performance of the business. The following two charts explain how steady increases in operating earnings have been translated into corresponding growth in the ordinary dividends paid to our shareholders.



Earnings and Dividends (1997-2006)
HK$M
10,000
8,000
6,000
4,000
2,000
0
97
98
99
00
01
02
03
04
05
06
Property profits, net of impairment charge
Total dividends
Total operating earnings
Ordinary dividends

Note: Earnings for 2002 to 2005 have been restated for the effect of the adoption of HKFRS-Int 4.



Earnings and Dividends per Share (1997-2006)
HK$
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
97
98
99
00
01
02
03
04
05
06
Operating earnings
Ordinary dividends

Note: Earnings per share for 2002 to 2005 have been restated for the effect of the adoption of HKFRS-Int 4.

Since 1996, CLP's ordinary dividend payouts have been between 58.3% and 62.5% of total operating earnings. Earnings from the property development at Hok Un and other property disposals have generally been paid out as special dividends.

In line with our ongoing dividend policy, the Board has recommended a final ordinary dividend payable on 25 April 2007 of HK$0.89 per share. Together with three interim dividends per share of HK$0.50 each paid during 2006, the total ordinary dividend amounts to HK$2.39 per share. A special final dividend of HK$0.02 per share has also been recommended. The Board expects that three interim dividends will be payable during 2007.

As a listed company, CLP is accountable to its shareholders. How do you determine a reasonable level of returns for maintaining distribution of fair dividends to shareholders?



Mr. Ng Chau Shung
Shareholder

We are conscious of our accountability to all our shareholders, who range from large institutions to individuals who have invested their personal savings in CLP shares. We have a duty to deliver total returns to those shareholders which reward them for the confidence they have placed in CLP and which properly reflect the level of risk which they have accepted in buying and holding our shares.

I know that many CLP shareholders are long-term investors. Whilst returns may vary from year to year, our aim is to deliver total returns to shareholders (that is to say share price appreciation and dividend payments) which, over time, measure favourably against those which may have been earned from other comparable investments.

Ultimately, it is the shareholders, not the Company itself, who determine the price of our shares and decide whether the total shareholder returns we deliver are meeting their expectations. Although I cannot make any promises about the level of returns in the future, our performance in recent years in delivering value to our shareholders is a clear signal of our commitment to repay shareholders for their trust in us.



Peter P. W. Tse
Group Executive Director & Chief Financial Officer

Creation of Shareholder Value – Total Returns

The total returns that we generate for our shareholders come from a combination of capital appreciation, as measured by the increase in the price of CLP shares, and dividend income over time.

Total Returns – CLP Holdings vs Hang Seng Index and Hang Seng Utilities Index (2002-2006) (Base: 31 December 2001=0%)


%
160
140
120
100
80
60
40
20
0
-20
-40
-60
02
03
04
05
06
CLP Holdings
Hang Seng Index
Hang Seng Utilities Index (HSUI)

Note: This chart is not taken back 10 years because of significant changes in the composition of the HSUI prior to 2001.

Source: Bloomberg

Over the past five years, CLP's total return has compared favourably with both the Hang Seng Index and the Hang Seng Utilities Index, providing investors with more stable growth in returns at an annualised rate of 20.63%, versus 16.04% and 17.11% for the Hang Seng Index and the Hang Seng Utilities Index respectively.

Our shareholders have a wide choice as to the manner in which they invest their funds. The following table gives shareholders a practical explanation of the returns from a regular investment in CLP shares as compared to some of the other investments they might have made. We have assumed that, in every year during period of 1, 5 and 10 years prior to 31 December 2006, an investor puts HK$1,000 into each of the investments. We have then compared the total worth of these investments (including bonus shares and with dividends or interest reinvested) at the end of the respective periods.

Type of Investment	Total Investment Worth at 31 December 2006 1-Year Period HK$	 5-Year Period HK$	 10-Year Period HK$
CLP Shares	1,344	9,384	23,546
Hongkong Electric Shares	1,059	7,062	18,430
Hong Kong and China Gas Shares	1,079	7,919	21,571
HSI-Based Fund	1,383	9,167	*
HK$ 1-Year Fixed Deposits	1,044	5,333	12,143

* Inception date of the HSI-Based Fund: 12 November 1999

Adapted from Bloomberg/Reuters

Shareholder Value – Other Issues

From our interaction with shareholders, we are aware of three further issues which can bear upon the creation of shareholder value. These are scrip dividends, the issue of new shares and the repurchase of existing shares.

The Board has reviewed the possibility of providing a scrip dividend option to our shareholders, particularly with regard to market practice in Hong Kong. Our review confirmed that a scrip dividend option is uncommon in Hong Kong and that the take-up rate by shareholders of the scrip option, as opposed to receiving dividends in cash, is extremely low. It is not presently envisaged to offer a scrip dividend option to CLP's shareholders.

The Board has been conscious of market concern that the issue of substantial volumes of new shares, including at a discount, may lead to material and unfair dilution of minority interests. In response,

- the Company has given an express commitment to use the mandate sparingly (it was most recently exercised in 1997) and with consideration for the interest of all our shareholders; and

- with effect from the 2005 AGM, the resolution put to shareholders limits the general mandate to not more than 5% of the aggregate nominal value of the issued share capital of the Company as at the date of each AGM.

In the past, the Company has undertaken share repurchases to optimise our capital structure and enhance earnings per share, as and when appropriate, having regard to:

- the Company's cash position and distributable reserves;
- alternative uses of funds including, for example, dividends or allocation to new investments; and
- the Company's share price.

All repurchased shares are delisted and cancelled pursuant to the Companies Ordinance and the Listing Rules. We have previously drawn shareholders' attention to the fact that, should the Company repurchase about a further 11 million shares (representing 0.46% of our issued share capital) the shareholdings in CLP of the parties associated with the Kadoorie Family would thereby exceed 35%, the threshold at which they would be obliged to make a general offer for the remaining shares of the Company. Having consulted the Independent Non-executive Directors, we considered that it was in the interest of the Company and all its shareholders that the Company be able to continue on-market share repurchases without creating a mandatory general offer obligation, or compelling the parties associated with the Kadoorie Family to sell down in anticipation of future share repurchases. We were unsuccessful in an application in 2003 to the Securities and Futures Commission (SFC) and to the Takeovers and Mergers Panel for a ruling that the Takeovers and Mergers Code does not preclude a whitewash waiver application in respect of the mandatory general offer obligation triggered by on-market share repurchases. We were also unsuccessful in a submission made to the SFC in November 2004 arguing in favour of the possibility of such waivers (which are established practice in countries against which Hong Kong might benchmark itself, such as Australia, the U.K. and Singapore).

Share repurchases are but one route by which shareholders' value can be enhanced. We will bear in mind other means which would enable share repurchases to be effected. For the time being, we have no specific plans with respect to share repurchases (none of which has been made since January 2002).

Sarbanes-Oxley Act

As a result of the issue by CLP Power Hong Kong in 1996 of debt securities to the public in the U.S. in the form of "Yankee Bonds" (which matured in 2006) and the trading in the U.S. of CLP shares through American Depositary Receipts (ADRs), CLP has securities registered under the U.S. Securities Exchange Act.

Even though the "Yankee Bonds" were redeemed in 2006, CLP remains subject to the U.S. Sarbanes-Oxley Act of 2002, a package of wide-ranging and detailed obligations on corporate practices and reporting, enacted in response to U.S. corporate scandals such as Enron.

As at 31 December 2006 only 3.42% of CLP shares were held in the form of ADRs. The small number of our U.S. resident security holders gives rise to disproportionate U.S. securities law obligations – in terms of cost, liability and the workload of compliance. We have carefully considered the possibility of deregistration. As the U.S. regulations presently stand, CLP would not be able to deregister. The U.S. Securities and Exchange Commission (SEC) has issued a proposal for consultation, which would make it easier for foreign issuers to deregister and terminate their SEC reporting obligation. However, the relevant elements of the current proposal, would only provide such relief to foreign issuers where the average daily trading volume of their stock in the U.S. was less than 5% of the world-wide trading volume (as at 31 December 2006, the corresponding figure for CLP was 6%). This proposal is still subject to consultation and review. CLP has made a further submission to the SEC suggesting an increase in this threshold to 10%. If the rule changes ultimately provide an opportunity for CLP to deregister, we envisage that we would take that opportunity as quickly as practicable.

Reporting to Shareholders

Our shareholders own the Company. They are entitled to proper disclosure of its financial position, operating performance and future outlook, so that they can better assess the current value and future prospects of their investment and exercise their rights as shareholders, including the appointment of the Board, on an informed basis.

Feedback from our shareholders and other stakeholders reveals an expectation that the Company should provide a wide range of information about its business – going beyond financial and operating performance and providing a discussion of our policies and performance on matters such as environmental, community, social, ethical and reputational issues.

In recent years, we have extended the scope and content of our Annual Report. Since 2003, this has been complemented by an annual Social and Environmental Report. These Reports together offer a broad-based description of our objectives, strategies and performance. Our website includes a Global Reporting Initiative (GRI) content index, indicating where our Annual Report and Social and Environmental Report address, fully or partly, elements in the GRI guidelines. We are introducing a new online Sustainability Report on our website in March 2007. SER

This Annual Report and our Social and Environmental Report draw heavily upon the CEO's Quarterly Reports to the Board and the CLP Group Business Plan and Budget for 2007-2011, approved by the Board towards the end of 2006. Our objective is that as far as is reasonable, particularly having regard to regulatory requirements, considerations of commercial confidentiality and limitations of space, the information provided to shareholders through these Reports should reflect the range and quality of information provided to our Non-executive Directors. SER

Because of our commitment to enhancing disclosure to shareholders and in response to increasing regulatory requirements, the Annual Report has grown significantly in recent years. To control the length and cost of the Annual Report, coverage of social and environmental issues is now centred in the Social and Environmental Report. Above all, we regularly review the scope and content of our website, so that shareholders and all stakeholders can draw on this as a primary and up-to-date source of information about CLP. SER


Annual Report
HK$
Pages
80
60
40
20
0
250
200
150
100
50
0
01
02
03
04
05
Cost per copy (HK$)
Total number of pages

CLP has chosen not to increase tariffs again this year – making that nine years without an increase. This is clearly good for customers, but does it benefit shareholders?



Mr. Simon Powell
Head of Power Research, CLSA Research Limited

Yes. In at least three ways – each of which stems from our status as the sole supplier of an essential public service to 80% of Hong Kong's population and the understandable political and public scrutiny that comes with it.

First, alongside the SoC, the contract between CLP and the Hong Kong Government which regulates our electricity business, CLP depends on continuing goodwill and support from the community to preserve our "franchise" – the right and the opportunity to serve the community and, in doing so, earn reasonable returns for our shareholders. Good tariff management helps preserve that "franchise from society".

Secondly, CLP has no monopoly rights to supply electricity in Kowloon and the New Territories. We already face competition from other energy suppliers, such as Towngas, and potential competition from future entrants to the electricity sector. Controlling tariffs helps secure our customer base, so that customers would continue to choose CLP rather than any competing energy providers. This protects our business and, in doing so, the interests of our shareholders.

Thirdly, you will be aware of the political and public sensitivity of tariff increases, and the pressure to cut shareholder returns rather than increase tariffs (even when the SoC would allow us to do so). Tariff management alleviates this pressure. Over the past decade when tariffs have been frozen, CLP has never asked its shareholders to forego any part of the return permitted under the SoC – our shareholders have continued to benefit from the full returns which the SoC allows them to receive.

In short, holding down tariffs has benefited our customers, our Hong Kong electricity business and our shareholders.



Betty Yuen
Group Director – Managing Director Hong Kong

We regard communication as a two-way process in which our investors should have their opportunity to let us know their views on the performance of their Company. During 2006, our dialogue with investors involved:

Providing information

to our shareholders through means such as

- Our Annual Report, Social and Environmental Report and Quarterly Statements – all of which provide information far in excess of legal and regulatory requirements.
- Our AGM, attended by Directors and Senior Managers. In the past 5 years, the attendance of shareholders at our AGMs has averaged about 360 (523 in 2006). This is an unusually high number for a Hong Kong company, including by comparison with other companies with a much higher number of registered shareholders.
- During the year, Management attended over 140 investor meetings, including participation in 4 investor conferences, and 7 non-deal road shows to the UK, Singapore, US and Japan.
- Briefings to analysts on the Company's interim and annual results. These are broadcast on our website.
- The CLP website, which includes information on the Company's corporate governance principles and practices, updates on the Group's affairs and other information for shareholders.

Encouraging feedback

from our shareholders through means such as

- Face to face dialogue, including the "Shareholders' Corner" at our AGM.
- Feedback forms sent out with our Annual Report to obtain shareholders' views on the Report and on additional information that they would like to receive in the following year's Annual Report, together with questions that they would like to have answered in the "Frequently Asked Questions" section of our website. We consider the feedback received and post answers on the website. We also send direct replies to shareholders in response to the specific questions that they raise.
- The comments, queries and reports from market analysts.
- Shareholders' hotline and e-mail contacts.
- Shareholder correspondence – our aim is to provide a substantive reply within seven days to written shareholder queries. If those queries raise a matter of more general interest to shareholders, we take this into account and seek to address this in subsequent corporate communications to all our shareholders.
- Shareholders' visits to our facilities. Our Shareholders' Visit Programme initiated in 2003 has been a notable success. Between October 2006 and April 2007 we expect to welcome 3,200 shareholders and their guests, during 55 tours to our facilities at Castle Peak and Black Point Power Stations and our Energy Efficiency Exhibition Centre. On these occasions, we seek views on the performance of CLP. More than 190 CLP colleagues have volunteered to participate as hosts, ambassadors and helpers of the programme.



→ We ask our Shareholders to donate HK$100 for each guest they bring along on our Shareholders' Visit Programme. In 2006, we applied the donations to the sponsorship of an exhibition by the Association of Mouth & Foot Painting Artists

The important dates for shareholders in the 2007 financial year are set out below. Any subsequent changes to these dates will be published on our website.

2007	Month	Date
2006 Annual Results and Final Dividends announced	FEB	28
2006 Annual Report uploaded on website	MAR	14
2006 Annual Report posted to shareholders	MAR	30
2007 Annual General Meeting	APR	24
2006 Final and Special Final Dividends payable	APR	25
2007 First Interim Dividend announced	MAY	8
2007 First Interim Dividend payable	JUN	15
2007 Interim Results and Second Interim Dividend announced	AUG	16
2007 Second Interim Dividend payable	SEP	14
2007 Third Interim Dividend announced	OCT	23
2007 Third Interim Dividend payable	DEC	14

We are grateful to all those shareholders who during 2006 provided us with feedback, including through the feedback form sent out with our last Annual Report and through the views we receive during the course of our extensive Shareholders' Visit Programme. In the preparation of this Annual Report and the Social and Environmental Report, we have aimed to address those issues on which shareholders have expressed particular interest or concern. The choice of the "Questions and Answers" in this Report also takes into account the issues which have been raised most frequently with us in the past year. SER



One of the 55 Shareholders' visits to our facilities

CLP and our Lenders

CLP could not operate without access to sufficient, reliable and long-term capital from our shareholders and lenders to finance the large-scale investment which our business demands and on which our future growth will be built.

In this section we discuss our relationship with our lenders which, in this context, also include bondholders, credit rating agencies and all those associated with the provision of debt financing to the CLP Group. Some of what follows may be a little technical for readers not familiar with corporate finance. But the underlying principles are simple — as in our dealings with all our business partners we are committed to meeting our obligations fully and on time. And in the case of financial institutions, debt security investors and credit rating agencies, we strive to maintain positive and long-term relationships in order to obtain the right financial resources to help attain the Group's business objectives.

Financing

At the end of December 2006, the Group maintained business relationships with more than 40 financial institutions in Hong Kong, Mainland China, Australia and Southeast Asia. The Hong Kong based operation and business expansion solicit borrowings from the bank and debt capital markets. We obtain short to long-term bank facilities from a group of creditworthy international and local banks on a competitive basis to diversify funding sources, maturities and to achieve cost efficient funding. In addition, CLP Power taps into the Hong Kong dollar and U.S. dollar debt capital markets under its Medium Term Note (MTN) Programme on a periodic basis to lock in fixed rate long-term funding via bond issuance.

Our subsidiaries and affiliates in overseas countries capitalise on the strong credit of CLP Holdings and the risk-balanced project structure to procure non-recourse debt facilities to finance their investments. Debt financings are provided by export credit and quasi-government agencies, banks and bond investors which have good credit, local market knowledge, capability to provide U.S. dollar and/or local currency funding at commercially acceptable terms and ability to share project risks.

Pool of Finance


2%
33%
65%
Short-term borrowings
Equity
Long-term borrowings

Group

In 2006, the Group continued to use retained profits to partially fund business expansion.

Our total debt to capital ratio was 35.1% as at 31 December 2006 (2005: 36.7%).

Group

As at 31 December 2006, financing facilities totalling HK$42.5 billion were available to the Group, including HK$16.2 billion for TRUenergy and GPEC. Of the facilities available, HK$30.3 billion has been drawn down, of which HK$12.2 billion relates to TRUenergy and GPEC.

CLP Power Hong Kong

In 2006, CLP Power Hong Kong arranged HK$1.5 billion of new credit facilities in the form of bond issuances and bank loan facilities.

In January 2006, through its wholly-owned subsidiary CLP Power Hong Kong Financing Limited, CLP Power Hong Kong issued HK$1 billion fixed rate notes due in 2016 with a coupon rate at 4.75%. This issue was made under the MTN Programme set up by CLP Power Hong Kong Financing Limited in 2002. Under the Programme, notes in an aggregate amount of up to US$1.5 billion may be issued and will be unconditionally and irrevocably guaranteed by CLP Power Hong Kong. At 31 December 2006, notes with a nominal value of about HK$6,340 million were issued under the Programme. In addition, a bank loan of HK$0.5 billion was drawn down at an attractive interest rate margin during the year.

In January 2007, CLP Power Hong Kong issued another tranche of HK$1 billion fixed rate notes due in 2017 with a coupon rate at 4.38%.

Debt Profile

We aim to maintain diversified funding sources and maturity profile with an appropriate interest rate mix.

The charts below show the type, interest rate, maturity and currency profiles of borrowings of the Group and CAPCO at 31 December 2006:



Available Facility in Percentage (Note 1)
CLP Group
61%
25%
14%
Total
HK$42.5 billion
CLP Group + CAPCO
1%
61%
22%
16%
HK$49.6 billion
Loan Balance in Percentage
CLP Group
59%
35%
6%
Total
HK$30.3 billion
CLP Group + CAPCO
2%
60%
29%
9%
HK$36.6 billion
Export credits
Term loans
Medium term notes
Money market line
Interest Rate Base in Percentage
CLP Group
52%
48%
CLP Group + CAPCO
47%
53%
Floating rate
Fixed rate
Maturity in Percentage
CLP Group
14%
10%
39%
37%
CLP Group + CAPCO
19%
11%
38%
32%
Within 1 year
1-2 years*
2-5 years*
Beyond 5 years*
*Including loan drawdown with current tenor less than 1 year under revolving facility with final maturity falling beyond 1 year.
Currency in Percentage (Note 2)
CLP Group
36%
4%
51%
8%
1%
CLP Group + CAPCO
30%
3%
56%
10%
1%
AUD
INR
HKD
Foreign currency hedged into HKD
RMB

Notes:

1 For the MTN Programme, only the amount of the Notes issued as at 31 December 2006 was included in the total amount of Available Facility.

2 The Australian dollar loans were drawn by CLP Australia Finance Pty Ltd for our Australian business, whereas the loans in Indian Rupees were drawn by GPEC. The loan in Renminbi was drawn for a China project.

The financial obligations of the Group, CAPCO and PSDC, and the Group's share of the financial obligations of the jointly controlled entities and associated company as at 31 December 2006 are shown on pages 30 and 31.

Interest Cover

Interest cover equals profit before income tax and interest divided by the sum of interest charges and capitalised interest.

In 2006, interest cover was 7 times (2005: 8 times). Other financial ratios are disclosed in our Five-year Summary on pages 196 and 197.

Credit Rating

All ratings of the Group's major entities are at investment grade which can facilitate and enhance our position in local and overseas business activities, including fund raising, investment and new business opportunities. The credit ratings of major companies within the Group as at 31 December 2006 are summarised below.

	CLP Holdings		CLP Power Hong Kong		CLP Australia Holdings	HKSAR Government	
	S&P	Moody's	S&P	Moody's	S&P	S&P	Moody's
Long-term Rating							
Foreign currency	A	A1	A+	Aa3	A-	AA	Aa3
Outlook	Stable	Stable	Stable	Stable	Stable	Stable	Positive
Local currency	A	A1	A+	Aa3	A-	AA	Aa3
Outlook	Stable	Stable	Stable	Stable	Stable	Stable	Positive
Short-term Rating							
Foreign currency	A-1	P-1	A-1	P-1	–	A-1+	P-1
Local currency	A-1	–	A-1	–	–	A-1+	–

CLP Holdings

In June 2006, S&P re-affirmed the long-term and short-term credit ratings of CLP Holdings. This reflects CLP Holdings' good financial profile, which is supported by good cash flows from our Hong Kong operations. S&P quoted in its credit rating reports that, although negative regulatory developments for CLP's Hong Kong operations could result in downward pressure on the rating, there is some scope for a modest reduction in the rate of return without a simultaneous reduction in credit rating, in view of CLP Power Hong Kong's good financial profile.

In July 2006, Moody's re-affirmed the long-term and short-term credit ratings of CLP Holdings. Moody's recognised CLP Holdings' solid liquidity profile, supported by the Group's strong access to domestic and international bank capital markets, as well as its well-managed debt maturity profile. At the same time, Moody's suggested that CLP Holdings' overall risk profile is tempered by the increasing financial leverage and business risks arising from the company's diversification initiatives and overseas expansion.

Fitch assigned its self-initiated long-term issuer default rating of A+ to CLP Holdings with stable outlook in February 2006.

CLP Power Hong Kong

In May 2006, Moody's upgraded CLP Power Hong Kong's foreign currency issuer rating from A1 to Aa3, thereby matching CLP Power Hong Kong's local currency rating and foreign currency bond rating. This followed Moody's examination of corporate sector ratings throughout the Asia-Pacific region in light of a revision of its rating methodology for "Foreign-Currency Ceilings".

S&P and Moody's re-affirmed the long-term and short-term credit ratings of CLP Power Hong Kong in June and July 2006 respectively.

Fitch assigned its self-initiated long-term issuer default rating of A+ to CLP Power Hong Kong with stable outlook in February 2006.

CLP Australia Holdings

S&P also re-affirmed the long-term credit ratings of CLP Australia Holdings Pty Ltd in June 2006.

Fitch assigned its self-initiated long-term issuer default rating of BBB+ to CLP Australia Holdings Pty Ltd with stable outlook in February 2006.

During 2006, CLP's prudent approach to borrowings ensured that we were able to meet all our commitments to our lenders fully and on time, secured adequate financing to support our operations and investments and preserved the capacity to continue to access the financial markets in the coming years for further funding to support future investments.

The CLP Group's activities include retail energy businesses serving customers in Hong Kong and Australia. Within Hong Kong, we have 2.24 million customer accounts in Kowloon and the New Territories, where we remain the only electricity supplier. Through TRUenergy in Australia, we provide electricity to approximately 600,000 customer accounts and gas to approximately 500,000 accounts. These are primarily located in Victoria, although we have a developing retail business in New South Wales and South Australia. TRUenergy is the fifth largest energy retailer in Australia, with a 10% share of the National Electricity Market (NEM).

Excellence in customer service is critical to the success of our operations in Hong Kong and Australia businesses and, because of the importance of those businesses to the CLP Group as a whole, forms a vital element in the Group's long-term success.

Hong Kong

Our duty to the people of Hong Kong as the provider of an essential public service requires us to offer an electricity supply characterised by:

- reliability;
- power quality;
- excellence in customer service; and
- reasonable tariffs.

Reliability

Particular aspects of Hong Kong life demand that we provide outstanding levels of supply reliability:

- The great majority of the population live and work in high-rise buildings – their daily lives depends on uninterrupted services from lifts and escalators;
- Hong Kong's high population density means that individual equipment failures may affect thousands of people;
- As a financial hub and tourist centre, Hong Kong relies on a reliable electricity supply to sustain economic development and maintain its competitive position; and
- Hong Kong's hot and humid climate leads to heavy reliance on air-conditioning, especially during the summer months.

We make tremendous efforts to maintain and, where practicable, improve our supply reliability. Unplanned customer minutes lost (CML) per year, a standard measure of supply reliability, have improved by 83% over the past seven years.

Unplanned Customer Minutes Lost (3-Year Average)


Minutes
15
10
5
0
00-02
01-03
02-04
03-05
04-06

The reliability of CLP's electricity supply is now amongst the best when compared to the U.S., U.K., Australia and New Zealand. A typical customer in CLP's supply area would have had an average of 4.37 minutes of unplanned power interruptions per year during the period from 2004 to 2006. For comparison, the average unplanned outage time experienced by a typical customer per year during 2003-5 (the latest dates for which information is available) in other major cities was:

- New York (9.2 minutes)
- Paris (14.7 minutes)
- London (37.2 minutes) or
- Sydney (37.4 minutes)

Reliability Comparison (2004-2006)


shorter
longer
0
20
40
60
80
100
120
140
160
CLP
U.K. Urban
Australia Urban
U.S. Urban
New Zealand Urban
2
1
0
more often
less often
Supply interruption duration
(Average minutes of unplanned interruptions per customer per year)
Supply interruption frequency
(Average number of unplanned interruptions per customer per year)

Source: UMS Group

Power Quality

The increasing popularity and sophistication of electronic and computer devices, used in both household and business activity, means that the quality of power supply, not merely its reliability, has become increasingly important to our customers. A small voltage disturbance can cause unnecessary production loss and inconvenience.

We assist our customers in solving power quality issues through providing evaluations of their equipment, assessing and promoting new technologies and offering technical services. To date, more than 100 technical proposals have been adopted by our customers to enhance their power quality performance. In addition to working with our customers through outreach communication sessions and seminars, we have established our Power Quality Exhibition and Technology Centre. This uses interactive exhibits to illustrate common types of power quality problems and the practical measures that can mitigate their impact. We received 4,500 visitors to the Centre during 2006.

Customer Service

Listening to our customers and responding to their needs is an important part of our customer service. During the past 14 years, our Customer Consultative Group (comprising CLP senior managers and customer representatives appointed after consultation with the Consumer Council) and the 14 local customer advisory committees (covering each of the districts in our supply area) have become essential channels for CLP to connect with its customers. These are reinforced by 90 customer liaison groups in public housing estates, rural committees and small to medium enterprise groups, as well as close liaison with around 100 strategic customers, each of whom has a designated CLP account manager.

CLP has been promoting the benefits of induction cookers, which cook faster, provide a cooler and cleaner cooking environment and save energy. In 2006 more than 20,000 units were sold, a 50% increase from 2005. We also continued to introduce reverse cycle air conditioners, which match the cooling performance of normal air-conditioners whilst, in the winter months, providing heat quicker and with higher energy efficiency than standard electric heaters.

Excellence in customer service involves user-friendliness and convenience. Our Customer Interaction Centre (CIC) and Customer Service Centres (CSCs) play a major role in our daily interface with customers. We have made particular efforts to make these centres work in a way which is efficient, quick and personal. These efforts were recognised by the awards given to the CIC in the Hong Kong Call Centre Awards and the Regional Contact Centre Association Annual Awards and to the CSCs in the HKACE Customer Service Excellence Awards. Of course, the most important measure of customer service is the views of our customers themselves. We monitor customers' satisfaction on an annual and quarterly basis through an independent multinational agency. As the following chart indicates, our customer satisfaction levels in 2006 were the highest achieved in recent years.

Customer Satisfaction Indices (eQ score) since 1998

Customers	1998	1999	2000	2001	2002	2003	2004	2005	2006
Domestic Tariff (DT)	77	77	78	79	–	80	79	81	82
General Service Tariff (GST)	N/A	N/A	N/A	76	–	79	78	82	82
Bulk Tariff (BT)	N/A	N/A	N/A	76	78	76	78	81	80
Large Power Tariff (LPT)	N/A	N/A	N/A	67	73	N/A	74	N/A	75

Notes: The measurement started in 1998
N/A – No customer satisfaction survey was done in that year for the customer class
In 2002, another agency (NFO) was engaged for the DT and GST survey




→ (Left) Opening Ceremony of CLP's Quality Control Circle Exhibition in Hong Kong
→ (Right) Electric cooking competition at CLP Safety, Health and Environment Day

We also assist our customers by providing contracting and consultancy services, in Hong Kong and neighbouring areas, in power engineering, telecommunications, lighting services, building services and facility management. For example, in 2006, we completed two major projects for the MTR Corporation Limited and our highways public lighting contract in Kowloon and New Territories East with the Highways Department of the Hong Kong Government was completed with a high level of client satisfaction. Leveraging our expertise in public lighting, we have also won a number of private lighting projects during the year.

We also provide energy services, focusing on offering optimised solutions to meet customer needs. Our services span the entire electrical range from extra-low voltage to super-high voltage, and involve activities from design, application, installation, commissioning and maintenance through to problem solving.

Tariff

In December 2006, we announced that tariffs will be frozen throughout 2007. There has now been no tariff increase since 1998 and, over that period until the end of 2006, we have given seven tariff rebates, exceeding HK$3 billion in total – equivalent to an up to 3.7% tariff reduction in the respective years. By comparison, between 1999 and 2005, major power companies around the world increased their tariffs significantly, including in South Korea (9%), U.S. (16%), U.K. (28%) and New Zealand (97%).

Tariff Increases in Metropolitan Cities (2005-2006)


Singapore
London
Luxembourg
Rome
New York
Wellington
Sydney
Madrid
Amsterdam
Brussels
Kuala Lumpur
Vancouver
Berlin
Seoul
Paris
Tokyo
Lisbon
CLP Power
0
5
10
15
20
25
30
35
40 %

Source: Web search

In line with the SAR Government's Action Blue Sky campaign, does CLP's programme to promote the all-electric concept to SMEs involve presenting any energy efficient and environmentally-friendly equipment to the laundry industry?



Ms. Apple Kong
General Manager,
Sunshine Laundry
Convenience Store
Co. Ltd.

Yes. CLP has been actively promoting energy efficient and environmentally-friendly products, such as Heat Pumps and Induction Cookers, to our customers for many years. For the laundry industry, the latest energy efficient electric clothes dryers and water heating systems can give a 10-20% energy saving when compared to traditional equipment. In recent months, CLP has helped four major players in the laundry sector successfully adopt these products. This is an illustration of a key element in our customer service – identifying and responding to the specific needs of individual customers.



Chow Tang Fai
Director, Marketing and
Customer Services,
CLP Power Hong Kong

Over the past two years, large rises in fuel and material costs have caused major electric utilities in New York, London and Singapore to increase tariffs by between 12% and 29%. In CLP's case, we have been successful in managing such cost pressures through a combination of enhanced productivity, stringent cost control and the application for customers' benefit of 80% of the profits earned on electricity sales to Guangdong.

The result of CLP's efforts is tariff levels which compare favourably to those offered to customers in other world cities.

2007 Residential Tariff Comparison with Utilities in Major World Cities


Kuala Lumpur
Taipei
Jakarta
Vancouver
Shanghai
Shenzhen
CLP Power
Sydney
Singapore
Seoul
Paris
Tokyo
Lisbon
Madrid
London
New York
Brussels*
Luxembourg
Amsterdam
Wellington
Rome
Berlin
0
20
40
60
80
100
120
140
160
180
200
220
Tariff HK cents/kWh (as of January 2007)
CLP Power
Regulated market
Competitive market

Notes: Comparison based on annual domestic consumption of 3,300 kWh.
Tariff and exchange rate at January 2007, except* December 2006.

Source: Web search

CLP's performance is even stronger than a simple glance at the above chart might indicate.

First, tariff levels must also be judged by reference to supply reliability, since lower tariffs can be achieved at the expense of reliability. CLP offers world-class reliability combined with reasonable tariff levels.

Secondly, electric utilities in most Asian countries remain government-owned, which can lead to significant public subsidy of tariffs. CLP's tariffs are not subsidised by the Hong Kong Government, whether directly or indirectly, such as by the grant of property development rights.

Comparisons of industrial and commercial tariffs are difficult because of variations in tariff structures, possible cross-subsidies and the limited public availability of information. We consider that our tariffs are comparable to Guangzhou, Shenzhen and Macau. Given lower supply reliability and environmental performance in Guangzhou and Shenzhen, our tariffs to industrial and commercial customers are good value for money.

Price Comparison between Hong Kong and Pearl River Delta Cities


Tariff in 2007
HK cents/kWh
140
120
100
80
60
40
20
0
CLP Power
Macau
Foshan
Guangzhou
Zhuhai
Huizhou
Jiangmen
Shenzhen
Zhaoqing
Zhongshan
Dongguan
Large industrial
Commercial
Residential

Source: Web search

CLP's performance in tariff management compares extremely well not only with electricity providers world-wide, but also with other Hong Kong utilities. Over the past 20 years, the average cost of electricity has decreased in real terms (i.e. taking into account inflation and deflation) by about 28%. CLP's electricity tariff will remain the lowest in Hong Kong in 2007, by an estimated margin of about 38%. Our tariff performance has been better than all other Hong Kong public utilities (including those in which Government itself owns a major stake) with the exception of telephone and other communications services, where rapid technological change has played a major part in reducing costs.

Price Comparison of Public Utilities and Consumer Price Index (1986=100)


350
300
250
200
150
100
50
0
86
87
88
89
90
91
92
93
94
95
96
97
98
99
00
01
02
03
04
05
06
CLP Price
CPI (A)
Bus
LPG
MTR + Railway
Towngas
Telephone and other communications services
Wage index for employees up to supervisory level

Note: Data for Wage index are up to September 2006.

Source: Census and Statistics Department of the Hong Kong Government

As well as being reasonable and competitive, CLP's tariffs are highly affordable for our Hong Kong customers. Electricity accounts for only 1.9% of monthly household expenditure in Hong Kong. The affordability of CLP's average electricity charges compares well with that of developed countries, after adjusting for the effects of currency fluctuation and different living standards.

2005 Affordability of Electricity


U.S.
U.K.*
Singapore
Taiwan
Japan*
South Korea
Hong Kong
Malaysia
Thailand
Chinese mainland
0
1
2
3
4
5 %
Electricity charge for 1,000 kWh/GDP per capita

* 2004 data which are latest published information.

Source: Web search and survery

The chart below compares residential electricity prices in major world cities using a method known as Purchasing Power Parity ("PPP"). This is widely used by economists to compare more fairly the real 'cost' which a consumer bears when paying for various goods and services, including electricity tariffs.

As the chart shows, CLP's electricity charge is affordable even after adjusting for the effects of currency fluctuation and differing living standards using PPP.

2007 Household Electricity Charges – Comparison with Utilities in Major World Cities, adjusted for Purchasing Power Parity


Vancouver
Sydney
Kuala Lumpur
CLP Power
Singapore
Paris
Seoul
Tokyo
London
Madrid
Jakarta
New York
Wellington
Brussels*
Amsterdam
Berlin
Lisbon
Luxembourg
Rome
Shanghai
Shenzhen
0
5
10
15
20
25
30
35
40
Residential tariff cents/kWh (International dollars)
CLP Power
Regulated market
Competitive market

Notes: Comparison based on annual domestic consumption of 3,300 kWh and tariff at January 2007, except * December 2006.
Purchasing Power Parity (PPP) conversion factors are derived from 2005 figures from The World Bank.
PPP is used to compare the purchasing power of the consumer when paying for goods and services – one US$ is 'worth' more spent in China than spent in the U.S.
When adjusted for PPP, CLP's tariff is even more reasonable.

Source: Web search

Are electricity costs in Hong Kong contributing to the departure of its manufacturing industry?



Mr. Clement Chen
Deputy Chairman,
Federation of Hong Kong Industries

To better understand this issue, two years ago CLP helped to partly sponsor a survey carried out by the Chinese University of Hong Kong & Lingnan University to look at the cost competitiveness of Hong Kong companies when they were deciding on business relocation and expansion. The most important factors were found to be staff quality, the reliability of electricity supply, the reliability of communication devices, fairness of law enforcement and the judicial system and market development potential. Respondents emphasised that the reliability of the electricity supply and other public utilities was considered as more important than tariff levels in relocation and expansion decisions.



Chow Tang Fai
Director, Marketing and Customer Services,
CLP Power Hong Kong

Australia

TRUenergy is licensed to sell gas and electricity to contestable customers in New South Wales (NSW), Victoria, South Australia (SA), Queensland and the Australian Capital Territory (ACT).

TRUenergy's retail business operates in the National Electricity Market (NEM), a wholesale market for the supply of electricity to retailers and end-users in six connected regions throughout Australia. The NEM facilitates the trade of electricity as a commodity through the operation of a trading pool. Output from electricity generators is aggregated and dispatched to meet customer demand. Retailers, such as TRUenergy, have the option of purchasing electricity through the pool at market prices, or by negotiating direct contracts with generators through private hedge arrangements.

The operation and administration of the NEM is overseen by the Australian Energy Regulator (market monitoring and rule enforcement), the Australian Energy Market Commission (rule-making and market development) and the National Electricity Market Management Company (daily operations of the NEM). The operation, planning and development of the gas supply market is managed by independent state-based agencies in each State.

Competition

TRUenergy aims to be the first choice for residences and businesses looking for straightforward, competitively-priced energy solutions.

A majority of markets in which we operate are contestable, meaning that customers are free to choose their energy retailer. There is flourishing competition for customers and market churn is a significant risk for all retail energy businesses. In Victoria, the first Australian state to launch customer contestability, more than 500,000 electricity and 300,000 gas customers switched retailers in 2005/2006, equivalent to a gross switching rate of 22% of customers for electricity and 19% for gas.

To capture market share, TRUenergy's retail business provides competitive energy products with other benefits or customer inducements. In 2006 we launched a new product range, the Go Range, to energise the market, raise the profile of our new products and leverage our brand positioning. Accompanied by an advertising campaign, for a six-week period we offered customers a choice of sign-up bonuses including petrol discounts and rewards for on time bill payments.

Customer Service

Customer satisfaction is a high priority for TRUenergy. Customers who choose TRUenergy do so after consideration of price, brand and the level of service we promise to provide and actually deliver.

In 2006, we answered 2.4 million customer enquiries. Recent studies by Accenture, McKinsey and Datamonitor rate our customer contact centres as world-class by reference to international benchmarks. Our customer management quality systems outline how we respond to customer enquiries and resolve issues and complaints which may arise. The full extent of our responsibility to customers is set out in our Retail Customer Charter (available on TRUenergy's website). Our customer services standards are overseen by independent bodies such as the Essential Services Commission, energy ombudsman schemes and consumer protection agencies. The following chart illustrates TRUenergy's service levels, using a measure which is an overall indicator of the average speed to answer, call handling time and call abandonment rate. The targets for service levels are set by the Essential Services Commission in Victoria and SA.

Customer Interaction Centre (CIC) Service Level & Abandonment


%
100
75
50
25
0
Dec 05
Jan 06
Feb 06
Mar 06
Apr 06
May 06
Jun 06
Jul 06
Aug 06
Sep 06
Oct 06
Nov 06
Dec 06
Victoria service level
NSW service level
SA service level
SA target
Victoria/NSW target
CIC abandon%

Throughout 2006, TRUenergy was successful in reducing the number of official complaints to the Ombudsman achieving a lower than industry average complaint rate.

The following charts and tables offer a profile of the CLP Group's employees.

Distribution of Employees by Business

Of our 6,087 staff, 70% are based in Hong Kong.

	2006 %	2005 %
CLP Holdings	1.3	1.3
Hong Kong electricity and related businesses	67.9	68.0
Australia energy business	20.7	18.3
Chinese mainland electricity business	6.3	8.2
India electricity business	1.9	1.8
Southeast Asia and Taiwan electricity business	1.9	2.4

Employee Characteristics

Our staff are experienced, with considerable length of service. A high proportion are university graduates. The rate of increase in the average age has slowed, reflecting our workforce rejuvenation initiatives.

	2006	2005
Total at year end[1]	6,087	6,059
Average age	42.0	41.8
Average years of service	15.6	15.2
Qualification (staff holding university degree or above)[2]	33.1%	31.1%

Notes:
(1) The manpower figure does not include 198 and 156 part-time staff and interns in 2006 and 2005 respectively.
(2) Information on TRUenergy employees is not available. The figure for 2005 included diploma/certificate holders. For 2006, to provide more consistent information between subsidiaries, only degree holders are included.

The growth of our business and its increasing geographical spread has widened the pool of talent available to fill management positions within the Group. The following chart shows the breakdown of the 31 senior executives in the CLP Group – demonstrating a diversity of background and experience which can help our regional expansion.

The male/female breakdown of our workforce is typical of utilities around the world. Our female representation at senior executive level is at 19%. We believe this to be higher than the usual level in the energy industry, which may be in the region of 5%.



Breakdown of Senior Executives by Nationality or Ethnic Group


10%
13%
42%
6%
29%
Chinese
European
American / Canadian
Australian / New Zealander
Indian & others

Employees by Gender


20%
80%
Male
Female

Turnover

Voluntary turnover in Hong Kong has declined, and remains significantly below the market average. In TRUenergy the voluntary turnover figure reflects the anticipated impact of organisational consolidation and integration in 2006, and also the typically higher turnover rates for call centre staff (market average: 24%).

Voluntary Staff Turnover



%
30
25
20
15
10
5
0
GPEC
TRUenergy
Hong Kong
Huaiji
2005
2006

Note: Voluntary turnover includes resignations only. Other separations (end of contract, retirement and dismissal) are excluded.

Voluntary Staff Turnover compared to 2006 market average

	Turnover %	Market Average %	Difference %
GPEC	14.9	15.7 (1)	-0.8
TRUenergy	14.1	13.4 (2)	0.7
Hong Kong	2.7	11.5 (3)	-8.7
Huaiji	1.7	13.8 (4)	-12.1

Source:
(1) Hewitt Associates India
(2) Mercer Australia
(3) Hong Kong Institute of Human Resource Management
(4) Hewitt Associates China

Retirement

Our projection of the percentage of our staff who will retire over the next five years compares well against 2005 benchmark data from the American Public Power Association (APPA), where 50% of survey respondents reported that more than 20% of staff would retire within five years, and only 25% reported that less than 10% would retire. Whilst this is no reason for complacency, it puts our retirement projection into context and indicates that we are well placed to anticipate and manage this issue. Since 2002 we have been planning ahead to address the impact of projected retirement in Hong Kong.

Percentage of Permanent Staff Due to Retire in the Next Five Years Compared to 2005 Benchmark Data from the American Public Power Association (APPA)



Percentage of workforce
50
45
40
35
30
25
20
15
10
5
0
TRUenergy
Hong Kong
GPEC
Huaiji
APPA: 16% of respondents say more than 40% will retire
APPA: 50% of respondents say more than 20% will retire
APPA: 25% of respondents say less than 10% will retire

Human Resource Challenges

The regional growth and expansion of the CLP Group brings with it human resource (HR) issues which need to be addressed on a Group-wide basis, such as:

- ensuring effective integration of acquired businesses into CLP;
- ensuring that, as we expand, our core values are understood and applied;
- maintaining our HR governance standards; and
- ensuring we have adequate staff mobility across the Group to meet our business needs.

In addition, our businesses in the region are at different stages of development, ranging from a mature organisation and workforce in Hong Kong to a start-up operation at BLCP in Thailand. This, coupled with differing social, cultural and educational backgrounds in individual countries, means that HR issues arise, and must be managed, in the light of the stage of development of each business and its local cultural and economic context.

For example, the HR agenda at TRUenergy was dominated in 2006 by the need to continue with organisational integration and to prepare the organisation for further expansion in the Australian market. Considerable effort was put into communicating the Group's core values to TRUenergy staff and providing Code of Conduct training. At GPEC, we face competition for engineering staff from projects in the Gulf states, reflecting the world-wide demand for qualified engineers. The relatively remote location of GPEC also creates challenges in attracting and retaining staff. To address these challenges, particular attention has been paid to ensuring that remuneration and benefits are aligned at a very competitive level with the market. A new pay and grade structure was also introduced for GPEC in 2006. Huaiji, our small hydro projects in Northern Guangdong, faces similar difficulties in attracting staff because of its remote location. In the past year, we took steps to integrate Huaiji into core group-wide HR processes, including Management Development and Succession Planning (MDSP) and the annual remuneration review.

Building and Maintaining Human Capital

From an HR resourcing perspective we face two challenges. First, in common with developed economies in general and utilities in particular, we face workforce ageing issues. Secondly, continued regional expansion places demands on our management and technical capabilities. We are planning ahead to meet both challenges.

- In Hong Kong, we have anticipated the risks of workforce ageing through our rolling five-year manpower planning process, implemented in 2002. The results of this are translated into specific initiatives to address projected workforce ageing. These include targeted knowledge management initiatives, accelerated training and development programmes including external accreditation of our internal courses, and the planned recruitment of apprentices, technicians and graduate trainees. We currently have 60 apprentices or trainees undergoing training, one of whom, Mr. David Lai, won the

Considering the expansion of CLP's business across Asia and Australia, what benefits, development and opportunities for local and overseas staff could be expected?



Mr. Sanjay Kumar Dubey
Manager – Operations & Construction, CLP Holdings

Whilst the majority of positions will continue to be filled in the relevant local employment market, for some skills we will need more international mobility in order to meet future business needs.

Consequently, as we continue to expand across the region, this will provide more career development opportunities for those staff with the required skills who are prepared to be internationally mobile.

For those staff who are temporarily seconded overseas, our policy is to ensure that, based on a comprehensive assessment of differences in personal taxation, cost of living and other factors relevant to their situation, they suffer no financial loss as a result of the move.

For those staff who agree to be transferred permanently from one country to another, this will be on the relevant local terms and conditions.



Roy Massey
Director – Group Human Resources

"Outstanding Apprentice Award" for 2006 presented by the Hong Kong Vocational Training Council. As part of our long-term approach to managing supply, we are promoting engineering as a career to secondary school children and offering a number of scholarships to electrical engineering undergraduates.

- Similarly, TRUenergy has 34 trainee operators, apprentices and tradespeople under training for operations and maintenance roles in Yallourn and Torrens Island to anticipate the impact of projected retirement.
- Both Hong Kong and TRUenergy are reviewing how planned skill mix changes and technology upgrades (e.g. in control systems) can be used to mitigate the impact of projected retirement.
- The well established Group MDSP process was rolled out to TRUenergy, GPEC and Huaiji in 2006 and will be fully implemented across the Group in 2007. This will provide us with a more comprehensive picture of our existing talent pool and future demand for skills, so that we can identify and plan ahead to close gaps. Internal successors have been identified for 83% of key management positions (2005: 80%). In 2006 92% of key positions which became vacant were filled internally in accordance with our planned succession arrangements (2005: 89%). Both the 2005 and 2006 figures reflect Hong Kong based positions only – in 2007, we will expand reporting to cover regional businesses.
- The second intake of the CLP Executive Programme completed their two-year management training and moved into challenging managerial positions. Meanwhile, the first batch who joined in 2002, have continued to progress into senior management positions.
- We continued the CLP Internship Programme which encourages students to join CLP in Hong Kong during summer or for a twelve-month placement. Each student has a specific project and a designated CLP manager as mentor. There were 43 students participating in this Programme in 2006 (2005: 48), which continues to enjoy an excellent reputation with local universities. TRUenergy has a similar Vacation Student Programme lasting 10 weeks, for six engineering students.

Investing in Training and Development

Our total training man days in 2006 amounted to an average of 5.0 man days per employee (2005: 4.7).

Our policy is to ensure that each of our businesses has a sound training and development infrastructure in place, and to invest at an adequate level in the skills and capabilities of our workforce in order to ensure they perform well in their current roles and prepare them for future opportunities. This infrastructure is most fully developed in Hong Kong, the largest and most mature of our businesses, where our internal Training School is ISO accredited and its live-work training programme won the Hong Kong Management Association's Silver Prize and Most Innovative Training Award in 2005. In 2006, our Customer Information Centre Training Manager, Ms. Angela Tsui, won the Association's Outstanding New Trainer Award.

We are strengthening the integration between the rolling five-year manpower planning process and our investments in knowledge management and training. For example, the results of knowledge management initiatives are being linked directly to the contents of technical and operational training programmes.

Regional staff mobility is increasing. Over time, experience in a range of the Group's operations throughout the region will be an important factor in preparing our younger managers for senior positions within the Group. Our graduate engineer regional posting programme was introduced in 2006, with the posting of two Hong Kong staff to TRUenergy for a year. This programme has been well received and we plan to extend it next year, so that an increasing number of our young engineers are exposed to differing international environments at an early stage of their careers. 2006 also saw a significant increase in senior level staff movements between India, Hong Kong and Australia.





→ (Left) Team building for CLP's Thailand staff

→ (Right) Training on overhead line work at our Training Centre in Shatin, Hong Kong

An Employer of Choice

Attracting and retaining staff is about more than competitive pay and benefits. We want to be an organisation that earns loyalty and trust based on fair and respectful treatment to our staff. To provide some examples:

- In 2006, eight employees' children in Hong Kong received financial awards for their university education under our Centenary Scholarship Programme, established in 2001. We envisage to increase the number of scholarships and expand this programme to our businesses elsewhere in the region.
- TRUenergy was awarded an Employer of Choice citation in 2006 by the Equal Opportunity for Women in the Workplace Agency in Australia. This is the third consecutive year TRUenergy has received this award.
- CLP Power won the 2006/2007 Total Caring Award presented by The Hong Kong Council of Social Service to recognise our continuous, sustainable and total commitment to caring for the well-being of our employees, their families and the community.
- We adopt family friendly employment practices in order to encourage work/life balance. This includes a five-day working week, special leave to meet family emergencies, and an Employee Assistance Program offering confidential counselling to employees and their family members on work and/or family problems. We also organise various social, recreational and sports activities, which have been well attended by staff and their family members.

Looking ahead to 2007

As the regional growth of CLP's business continues, there are two areas we plan to focus on in 2007.

The first is strengthening regional communication within our senior management group. This is particularly important because of the significant geographical separation between our various businesses. In late 2006, we began an independent survey of communication effectiveness amongst senior management. The results of this, which will become available in early 2007, will be used to develop improvements in communication processes. In recent years, various businesses within the Group have carried out employee surveys. To reflect the fact that we are one organisation, in 2007 we plan to undertake a common Group-wide survey aimed at giving us a more complete and uniform understanding of the views of our colleagues, regardless of where they work.

The second is that of continuing to strengthen our management capability to support business growth. In 2007, the existing MDSP process will continue to evolve with the identification of high potential staff expanding to regional level, complementing the talent management processes already in place at subsidiary level. As part of this we will launch a Regional Executive Development Programme, aimed at preparing the next generation of leaders to take on the most senior positions within the Group.





→ (Left) Transmission lines at Fangchenggang – the winning photograph in the CLP Staff Annual Report Photo Competition

→ (Right) Kicking-off at the Managing Director's Cup Final

CLP and our Suppliers

Procurement is a key driver in delivering results to achieve our vision of being a leading investor-operator in the Asia-Pacific region. That is why we consider our suppliers to be an integral and important contributor to our business and why we build long-term relationships with those suppliers who share our values.

Our procurement activities are on a large scale. In Hong Kong alone, these activities encompass a total expenditure in the range of HK$6 billion, excluding fuel. As the following charts indicate, they involve a wide variety of products and services, sourced from all over the world.



Types of Products and Services (Excluding Fuel) for our Electricity Business in Hong Kong


12%
40%
25%
5%
18%
Electricity generation
Supporting services
Substation & plant equipment
Transmission & distribution network
Electricity sales


Supply Source (Excluding Fuel) for our Electricity Business in Hong Kong (by Geographical Location)
5%
19%
17%
59%
Asia Pacific
Europe
Hong Kong
USA

Our preferred suppliers and business partners are those who are ethical and committed to sustainable development, have demonstrated Safety, Health, Environment and Quality (SHEQ) competence, internationally competitive pricing and compliance with our performance requirements. We aim to achieve a competitive advantage and to create value to all our stakeholders through establishing commercially viable strategic relationships with our preferred suppliers and to maintain those relationships on a basis which offers long-term benefits to all parties concerned.

2006

During the past year, we have continued to improve our supply management systems and procurement processes. A particularly important initiative has been the launch of CLP's "Procurement Values and Principles". These, which are available on our website, explain the values and principles which will be applied by all members of the CLP Group in their procurement processes. We encourage suppliers, business partners and their associates to follow the same standards of integrity and transparency in doing business with us as we seek to apply in doing business with them. Within this overall framework, we also took forward other initiatives in 2006, such as:

- expanding coverage of our risk-based Proactive Procurement Process where sourcing decisions are made through cross-functional teams, guided by Steering Committees of different business units. This approach has become a norm in CLP procurement activities.
- exploiting discounts available from Group-wide contracts with suppliers. This brings financial benefits to the Group and strengthens our relationships with major suppliers.
- incorporating suppliers, representing 80% of our value-of-buy, in our Supplier Assessment System (SAS). The SAS allows CLP regularly to assess suppliers from a company-wide perspective, and has the particular capability of allowing suppliers to critique CLP.

Fuel Supply

A continuous and adequate supply of fuel to our generating plant is essential to sustain a reliable electricity supply to our off-takers and customers. Fuel also represents the single largest component of the CLP Group's operating expenditure. During 2006, in Hong Kong alone, CLP spent an average of approximately HK$12 million each day in supplying fuel to our generating fleet (excluding nuclear fuel cost at Daya Bay). There are three key elements influencing our approach to fuel procurement – security of supply, pricing and environmental performance.

Within our Hong Kong electricity business, we maintain security of supply through:

- operating with a diversified fuel mix of coal, natural gas and nuclear;
- optimising our coal procurement contracting strategy by balancing the use of term and spot contracts;
- proactive supplier management and development;
- maintaining a strategic coal and oil inventory;
- flexible operations at Castle Peak and Black Point Power Stations, including the ability of plant to operate on dual fuel sources; and
- maintaining multiple fuel sources, to guard against the risk of reliance on a single supply source or supplier.

The following chart indicates the different sources used in our 2006 Hong Kong electricity generating operation.

Total Fuel Buy (2006)


1%
2%
7%
40%
50%
PRC (Gas)
PRC (Coal)
Singapore (Oil)
Indonesia (Coal)
Russia (Coal)

We apply similar principles to fuel procurement for our coal-fired assets outside Hong Kong, including Ho-Ping and BLCP. Our Yallourn Power Station in Australia benefits from a dedicated open-cut brown coal mine adjacent to the station, which provides a secure fuel source, with reserves to meet Yallourn's projected needs for at least the next 25 years.

TRUenergy has a portfolio of long-term gas contracts, which it uses to supply its gas-fired power generation facilities as well as its gas retail customers. These gas contracts are with a number of major gas suppliers and sourced from a number of different gas fields. In addition to this portfolio of gas contracts, a number of TRUenergy's gas-fired generation plants also hold stocks of liquid fuel for back up.

Although we have seen rises in global energy prices, our nuclear capacity at Daya Bay and our gas-fired power station at Black Point were less affected by spot energy price volatility due to their long-term fuel supply contractual arrangements. However, coal-fired plant has been affected by the unprecedented rise in coal prices which started in 2003. Prices remained at a high level during 2006, with demand being driven by economic growth and the completion of new coal-fired generating plant in the region. These costs were exacerbated by high freight costs, which showed extreme price volatility, being affected by the strength of the overall dry bulk industry including iron and other steel industry-related freight movements.

We strive for better environmental performance through sourcing environmentally preferred fuel such as ultra low sulphur coal and clean natural gas. Our fuel supply processes include environmental performance as a key element in our procurement decisions. We continue to evaluate the environmental performance of existing suppliers through questionnaires, as well as reviewing their policy statements and management systems. Site visits by CLP Managers review suppliers' environmental performance and confirm that their environmental management disciplines, as disclosed to CLP, are being effectively implemented and respected.


中电广西防城港电力有限公司
BANPU
PT. Indominco Mandiri
NYK LINE
燃煤供应合同及燃煤运输合同签约典礼

→ Signing Ceremony for Coal Supply and Shipping to the BLCP Power Station

Looking Ahead

The continuous improvement of our procurement processes, aligning with world-class practices, involves three strategic categories, namely, supplier development, internal client support and internal efficiency enhancement.

In 2007 and beyond, we will continue to:

- share best practices for adoption by CLP Group companies;
- develop our supply management resources and foster a learning culture;
- solicit support from our internal clients in agreeing priorities for improvement;
- participate in the development, sharing and application of knowledge or best practices in procurement – within and outside the CLP Group; and
- develop and maintain long-term relationships with suppliers and business partners whose values and performance match our expectations.

We will continue to manage risks associated with fuel costs and availability at a group level. This involves maintaining a diverse portfolio of fuels, ensuring at the pre-investment stage that issues of reliability and affordability of fuel supply have been addressed and, where possible, seeking power purchase agreements with mechanisms to adjust tariffs in respect of changing fuel prices.

Suppliers are asked to assess CLP's own performance on a regular basis. What are the challenges and benefits to CLP in implementing its suppliers' collaboration programme?



Mr. Lee Boon Lee
Chief Operating Officer – SAP North Asia, SAP Hong Kong Co. Limited

The Supplier Assessment System (SAS) aims to improve our supply and procurement processes to yield efficiency gains for both CLP and its suppliers. We have received positive feedback on this initiative since its launch in 2004. There have been two particular challenges. One is to encourage suppliers, especially those based here in Hong Kong, to give honest feedback on CLP's performance – to convince them that we genuinely welcome constructive criticism. The second is to ensure a fair balance in the improvement plans, jointly developed by the supplier and CLP, to avoid all the improvement initiatives falling on the supplier and few or none resting with us. We are overcoming these challenges as suppliers begin to realise CLP is serious about continuous improvement and the pursuit of excellence.



Bob Dandie
Chief Procurement Officer – CLP Power Hong Kong

How do we govern our Company?

Values

CLP has made a conscious decision to conduct its business according to an overaching set of values and to ensure that those values are clearly articulated, widely communicated and consistently applied.

'From Vision to Reality', our value framework drawn up in 2002, sets out our vision, mission, strategy, values and policies. This is available on our website, allowing all those who have an interest in how CLP conducts its business to be aware of the standards we apply – and to form their own judgment on those standards and whether we are living up to them in practice.

The value framework provides ethical direction to all CLP staff – whatever their job and wherever they work. It also provides the framework within which we tackle the issues of ethics and principle which must be addressed by any major enterprise, such as the nature of our duties as a good corporate citizen and socially responsible business. Our approach to the particular dilemmas and choices we face as a leading investor-operator in the regional energy sector, such as our response to climate change, will be guided by our value framework.

We are committed to high standards of corporate governance, integrity and transparency. We remain firmly of the view that corporate governance goes far beyond technical and regulatory compliance. It is, above all, a question of values and culture – a commitment to do the right thing as a company.

The value framework strongly influences the breadth, depth and honesty of our communications to stakeholders, such as this Annual Report and our Social and Environmental Report. This section of the Annual Report describes some of the processes and systems used to manage our business and to promote and monitor the respect of our values. SER



Vision
What do we want to be?
Mission
What benefits will we bring to our stakeholders?
Strategy
How will we achieve this?
Values
What guides the pursuit of our strategy?
Commitments
What must we do to uphold our values?
Policies & Codes
What must we do to meet our commitments?

Board of Directors and Senior Management

Non-executive Directors

The Honourable Sir Michael Kadoorie
GBS, LLD (Hon.), aged 65, Chairman, C, N (Appointed on 19 January 1967▲)



The Hon. Sir Michael Kadoorie is an Officier de la Légion d'Honneur, Commandeur de l'Ordre de Léopold II and Commandeur de l'Ordre des Arts et des Lettres. He is the Chairman of The Hongkong and Shanghai Hotels, Ltd., Heliservices (Hong Kong) Ltd. and CLP Research Institute Ltd., a Director of Sir Elly Kadoorie & Sons Ltd. and Hutchison Whampoa Ltd. as well as an Alternate Director of Hong Kong Aircraft Engineering Company Ltd. He is the brother-in-law of a fellow Director, Mr. R. J. McAulay.

William Elkin Mocatta
FCA, aged 53, Vice Chairman, C, F&G, H, P, RA (Appointed on 16 January 1993▲)



Mr. Mocatta is a Fellow of The Institute of Chartered Accountants in England and Wales. He is an Executive Director of Sir Elly Kadoorie & Sons Ltd. He is the Chairman of CLP Power Hong Kong Ltd., CLP Properties Ltd. and Kar Ho Development Co. Ltd. He is also an Alternate Director of Hutchison Whampoa Ltd., as well as a Director of The Hongkong and Shanghai Hotels, Ltd. and other companies in Hong Kong.

James Seymour Dickson Leach
MBA, FCA, aged 61 (Appointed on 15 December 1978▲)



Mr. Dickson Leach holds an MBA degree from Columbia University and is a Fellow of The Institute of Chartered Accountants in England and Wales. He is an Independent Non-executive Director of Hong Kong Aircraft Engineering Company Ltd. and a Director of China Construction Bank (Asia) Corporation Ltd.

Ronald James McAulay
MA, CA, aged 71 (Appointed on 1 January 1968▲)



Mr. McAulay holds an MA degree from the University of Glasgow and is a Member of The Institute of Chartered Accountants in Scotland. He is the brother-in-law of the Chairman. Mr. McAulay is a Director of Sir Elly Kadoorie & Sons Ltd. and a Non-executive Director of The Hongkong and Shanghai Hotels, Ltd. He is a trustee or council member of a number of commercial, artistic or charitable organisations, in Hong Kong and elsewhere.

John Andrew Harry Leigh
aged 53 (Appointed on 10 February 1997▲)



Mr. Leigh is a lawyer by training. Prior to joining the CLP Group in 1986, Mr. Leigh was in private practice as a solicitor in Hong Kong and the U.K. He was the Senior Legal Advisor, Company Secretary and General Manager – Corporate Affairs in the CLP Group between 1986 and 1996. Mr. Leigh is a Director of The Hongkong and Shanghai Hotels, Ltd. He is also a Director of Sir Elly Kadoorie & Sons Ltd. overseeing a number of the Kadoorie Family's interests in Hong Kong and overseas.

Rudolf Bischof
aged 65, P (Appointed on 5 September 1997▲)



Educated in Switzerland, Mr. Bischof has been engaged in the field of asset management and private banking in Hong Kong since 1971, including several years with the former Swiss Bank Corporation. Prior to coming to Hong Kong, Mr. Bischof also worked for a leading British investment bank in London, Madrid and New York. He joined Sir Elly Kadoorie & Sons Ltd. as a Director in 1996. He is also the Chairman of Nanyang Holdings Ltd.

Ian Duncan Boyce
FCA, aged 62 (Appointed on 19 November 1999)



A chartered accountant from the United Kingdom, Mr. Boyce spent 18 years with the Warburg group, six years of which were as Managing Director of East Asia Warburg in Hong Kong. Mr. Boyce was Managing Director (Vice Chairman from April 1998) of Schroders Asia before joining Sir Elly Kadoorie & Sons Ltd. in 1999, of which he became Chairman in April 2006. Mr. Boyce is also the Deputy Chairman of The Hongkong and Shanghai Hotels, Ltd. and a Director of Tai Ping Carpets International Ltd.

Tan Puay Chiang
BSc, MBA, aged 59, C, RA (Appointed on 1 January 2003)



Mr. Tan is the Chairman of ExxonMobil China Investment Co., Ltd. and ExxonMobil Hong Kong Ltd. with oversight responsibility for ExxonMobil's businesses in the Chinese mainland and Hong Kong. Mr. Tan graduated from the University of Singapore as a Bachelor of Science (Applied Chemistry) and has an MBA degree from New York University. He joined Mobil Oil in Singapore in 1970 and worked in Singapore, the United States and Australia. Prior to his present assignment, Mr. Tan was head of ExxonMobil's Corporate Planning Department located in Dallas.

Jason Holroyd Whittle
MA, aged 39, F&G, RA, SEE (Appointed on 9 May 2006)



Mr. Jason Whittle holds a Master of Arts degree from the University of Pompeu Fabra in Barcelona, Spain. He is the son-in-law of Mr. R. J. McAulay. Mr. Whittle is a Director of Sir Elly Kadoorie & Sons Ltd. and the Managing Director of LESS Ltd., which is a general partner of a venture capital fund of funds focused on the environmental sector.

Lee Yui Bor
BSc, MSc, PhD, DIC, C.Eng., MIEE, FHKIE, aged 60, C (Appointed on 4 August 2003)



Dr. Lee holds a BSc degree in Electrical Engineering from the University of Hong Kong, an MSc degree from Imperial College, University of London and a PhD from the University of Bath. He is a Chartered Engineer, a Fellow of the Hong Kong Institution of Engineers and Honorary Fellow of the Association of the Electricity Supply Industry of East Asia and the Western Pacific. He first joined the CLP Group in 1976 and retired as an Executive Director in 2007.

A Audit Committee
C China Committee
F&G Finance & General Committee
H Human Resources & Remuneration Committee
N Nomination Committee
P Provident & Retirement Fund Committee
RA Regulatory Affairs Committee
SEE Social, Environmental & Ethics Committee

▲ The date given is that of appointment to the Board of China Light & Power Co., Ltd., the holding company of the CLP Group prior to the Group Reorganisation in 1998. All of these Directors were appointed to the Board of CLP Holdings Ltd. on 31 October 1997.

Independent Non-executive Directors

The Honourable Sir Sze Yuen Chung

GBM, GBE, PhD, FREng., JP, aged 89, H, N, RA (Appointed on 23 March 1967▲)



Sir S. Y. is the Chairman and an Independent Non-executive Director of Transport International Holdings Limited (previously known as The Kowloon Motor Bus Holdings Ltd.), a Director of Sun Hung Kai Properties Ltd. as well as other companies in Hong Kong. He has contributed significantly in Hong Kong's political, industrial, social and tertiary education fields for over four decades. He was Senior Member of Hong Kong Legislative Council (1974-78), Executive Council (1980-88), and again Convenor of HKSAR Executive Council (1997-99). He was deeply involved in the Sino-British negotiations on Hong Kong's future (1982-85) and the establishment of the HKSAR (1993-97).

Fung Kwok Lun William

OBE, DBA, MBA, BSE, JP, aged 58, N, SEE (Appointed on 26 August 1994▲)



Dr. Fung is Group Managing Director of Li & Fung Ltd., and has held key positions in major trade associations. He holds a Bachelor of Science degree in Engineering from Princeton University, an MBA degree from the Harvard Graduate School of Business and an Honorary Doctorate degree of Business Administration awarded by the Hong Kong University of Science and Technology. He is also a Non-executive Director of Integrated Distribution Services Group Ltd. and Convenience Retail Asia Ltd. and Independent Non-executive Director of HSBC Holdings plc, VTech Holdings Ltd. and Shui On Land Ltd.

Vernon Francis Moore

BBS, FCA, FCPA, aged 60, A, F&G, H, RA (Appointed on 7 March 1997▲)



Mr. Moore is an Executive Director of CITIC Pacific Ltd. and CITIC Hong Kong (Holdings) Ltd. In addition to CLP, he is a Non-executive Director of Cathay Pacific Airways Ltd., Chairman of New Hong Kong Tunnel Company Ltd. and Western Harbour Tunnel Company Ltd., and Deputy Chairman of CITIC Capital Markets Holdings Ltd.

Loh Chung Hon Hansen

aged 69, A, RA (Appointed on 5 May 2000)



Mr. Loh is the Managing Director of Wyler Textiles Ltd. and a Non-executive Director of CITIC Pacific Ltd., of which he is also a member of the Audit Committee.

Kan Man Lok Paul

CBE, Comm OSSI, JP, MBA, aged 60 (Appointed on 7 September 2001)



Mr. Kan holds an MBA degree from the Chinese University of Hong Kong, an Honorary Doctor of Humane Letters degree from the University of Northern Virginia in U.S.A., and an Honorary Fellow from the Academy of Chinese Studies in China. He is the founder and the Chairman of Champion Technology Holdings Ltd., DIGITALHONGKONG.COM and Kantone Holdings Ltd., all listed on the Hong Kong Stock Exchange.

Tsui Lam Sin Lai Judy

PhD, MSc, BCom, FCPA, FCPA(Aust.), CA, aged 52, A, C, SEE
(Appointed on 10 May 2005)



Professor Judy Tsui is currently Dean of the Faculty of Business, Director of the Graduate School of Business and Chair Professor of Accounting at The Hong Kong Polytechnic University. She holds a Bachelor of Commerce in Accounting and Management Information Systems from the University of British Columbia, a Master of Science in Accounting and Finance from the London School of Economics and Political Science and a Ph.D in Accounting from The Chinese University of Hong Kong. Professor Tsui is also an Independent Non-executive Director of China Vanke Company Limited, a listed company on the Shenzhen Stock Exchange.

Sir Roderick Ian Eddington

aged 57, F&G, SEE (Appointed on 1 January 2006)



Sir Rod Eddington was the 1974 Rhodes Scholar at the University of Western Australia. He completed a D Phil in the Department of Engineering Science at Oxford University. He is a Non-executive Director of News Corporation, John Swire & Sons Pty Limited, Rio Tinto Limited and Allco Finance Group Limited. He is the Non-executive Chairman for Australia and New Zealand of JP Morgan Chase & Co. He is also a Director of CLP Australia Holdings Pty Ltd. Sir Rod Eddington was the Chief Executive of British Airways Plc from 2000 until he retired on 30 September 2005. He has close connections with Hong Kong through his previous directorships with Cathay Pacific Airways Limited, Swire Pacific Limited and Hong Kong Aircraft Engineering Company Limited during the period from 1988 to 1996.

Executive Directors

Andrew Clifford Winawer Brandler

MA, MBA, ACA, aged 50, C, F&G, RA, SEE (Appointed on 6 May 2000)



Mr. Brandler holds an MA degree from Cambridge University, MBA degree from Harvard Business School, and is a Member of The Institute of Chartered Accountants in England and Wales. He joined the CLP Group as the Group Managing Director and Chief Executive Officer in May 2000. Prior to joining the CLP Group, Mr. Brandler was an investment banker, specialising in the energy and utility sectors and was the Head of Asia-Pacific Corporate Finance with Schroders, based in Hong Kong. Mr. Brandler is the Vice Chairman of the Hong Kong General Chamber of Commerce.

Tse Pak Wing Peter

BSc(Eng.), MSc, FCA, FCPA, aged 55, C, F&G, P, RA
(Appointed on 17 February 2000)



Mr. Tse holds a BSc degree in Mechanical Engineering from the University of Hong Kong and an MSc degree from the University of Stirling in Scotland. He is a Fellow of The Institute of Chartered Accountants in England and Wales and a Fellow of The Hong Kong Institute of Certified Public Accountants. Mr. Tse is the Chief Financial Officer of the Group. Before joining the CLP Group in 1981, he worked with Deloitte & Co. in London and Hong Kong, and the Swire Group.

Full particulars of Directors and Senior Management, including their directorships in the subsidiary companies of CLP Holdings are available on our website. 



Back row from left Shen Zhongmin, Peter Littlewood, Mark Takahashi, Rajiv Mishra, Stefan Robertsson
Front row from left Richard McIndoe, Andrew Brandler, Peter Tse, Betty Yuen

Andrew Clifford Winawer Brandler
Chief Executive Officer

(Please refer to Mr. Brandler's biography on page 101 of this Annual Report)

Tse Pak Wing Peter
Group Executive Director & Chief Financial Officer

(Please refer to Mr. Tse's biography on page 101 of this Annual Report)

Yuen So Siu Mai Betty
Group Director – Managing Director Hong Kong, B.Comm., CA (Canada), aged 49, C, F&G, RA

Mrs. Yuen has overall responsibility for the operations of the Hong Kong business. She began her career in public accounting in Canada. She spent 13 years with ExxonMobil Energy Limited and her last position there was Executive Director – Finance and Development before joining CLP Power Hong Kong Limited as Director – Finance and Planning in 1999. Mrs. Yuen became Managing Director, CLP Power Hong Kong Limited in April 2002.

Richard Iain James McIndoe
Group Director – Managing Director Australia, MA, MBA, aged 42, F&G

Before taking up his current position as Managing Director of TRUenergy in mid 2006, Mr. McIndoe was responsible for the development and management of the CLP Group's international electricity business in the Asia Pacific region. Mr. McIndoe joined the CLP Group in 2002. He has extensive background in business development and commercial asset management in the regional electricity industry. He holds an MA degree from the University of Cambridge and an MBA degree from INSEAD Business School in France.

Shen Zhongmin
Managing Director – China, MA, LLM, BSc, aged 43, C

Mr. Shen is responsible for the Group's activities in the Chinese mainland. Before taking up this position in 2006, he was an Executive Director and Chief Operating Officer of China Resources Power Holdings Company Limited. Mr. Shen was a Senior Vice President of Sithe Asia Holdings Limited and the Managing Director of Sithe China Holdings Limited. He holds Bachelor of Science and Master of Law degrees from Beijing University and a Master of Arts degree in Economics from the University of Tennessee.

Rajiv Ranjan Mishra
Managing Director – India, MBA, aged 41

Mr. Mishra is responsible for asset management and business development of CLP's investments in India. He joined the CLP Group in 2002 and has 11 years' experience in the power industry, both in India and internationally, mostly involved in project financing, investment appraisal, finance and accounting and general management. Mr. Mishra assumed his current position in July 2005. He holds a Bachelor degree in Engineering (first class distinction) and an MBA degree from the Indian Institute of Management, Lucknow.

Mark Takahashi
Chief Executive Officer – OneEnergy Limited, BSc (Eng.), MBA, aged 48

Before taking up the overall responsibility for the business of OneEnergy Limited, Mr. Takahashi was the Group Director – Corporate Development responsible for development and financing activities, including project development, acquisitions, project finance and treasury. He joined CLP Holdings in December 2003. He has over 17 years of experience in the power industry in the United States and in Asia. He holds an MBA degree from Wharton School, University of Pennsylvania and a BSc degree in civil engineering from the University of Colorado.

Peter Albert Littlewood
Group Director – Operations, MA, aged 55

Mr. Littlewood is responsible for the CLP Group's Construction, Operations and Fuel Procurement activities. He joined the CLP Group in 1977 and has 34 years' experience in the power industry, mostly involved in project development, project management, operations and general management. He holds an MA degree in Engineering (first class honours) from the University of Cambridge and has completed the Harvard Business School Advanced Management Programme.

John Stefan Robertsson
Group Director – Corporate Finance and Development, aged 42, C

Mr. Robertsson is responsible for corporate finance and development activities throughout the CLP Group. Before taking up his current position, Mr. Robertsson was the Head of Corporate Finance and Treasury for our international business. He has over 14 years of experience in business development, merger and acquisition, corporate finance, and project finance in the Asia-Pacific region. Mr. Robertsson earned his degree in Financial Economics at the Stockholm School of Economics.


Shareholders
Other Stakeholders
External Auditors
Board and Board Committees
Internal Auditors
Management and Staff
(customers, communities, business partners, etc.)

CLP's Corporate Governance Framework

The CLP Corporate Governance Framework identifies the key players involved in ensuring the application of good governance practices and policies within the CLP Group and gives structure to our explanation of those practices and policies.

Through this Corporate Governance Report, the "CLP Code on Corporate Governance" (the CLP Code) which is issued to all shareholders and the Corporate Governance Section on our website, we keep shareholders abreast of all our practices and policies so that they can judge whether these are of a standard which meets their expectations and properly serves their interests.

"The CLP Code on Corporate Governance"

The Hong Kong Stock Exchange's Code on Corporate Governance Practices (the Stock Exchange Code) took effect for accounting periods commencing from 1 January 2005 onwards. It sets out principles of good corporate governance and two levels of recommendation, namely:

- Code Provisions, with which issuers are expected to comply or to give considered reasons for any deviation; and
- Recommended Best Practices, which are for guidance only, save that issuers are encouraged to comply or give reasons for deviation.

The Stock Exchange allows issuers to devise their own codes on corporate governance practices on such terms as they may consider appropriate, provided reasons are given for any deviation from the Stock Exchange Code.

In February 2005, the Board approved the CLP Code with immediate effect. The CLP Code was issued to shareholders with our 2004 Annual Report and has been updated in February 2007. The updated CLP Code is set out on our website. Shareholders may obtain a hard copy from the Company Secretary on request at any time, or by completing and returning the form enclosed with this Annual Report.

The decision to adopt the CLP Code, as opposed to the Stock Exchange Code, reflected our wish to express our corporate governance practices, which in a number of respects went beyond the terms of the Stock Exchange Code, in our own words and with a structure which corresponded to our existing framework.

The CLP Code builds on and supersedes the framework expressed in "Corporate Governance – CLP Principles and Practices" issued in 2000 and updated in 2003. The CLP Code incorporates all of the Code Provisions and Recommended Best Practices in the Stock Exchange Code, save for the single exception specified and explained below. It exceeds the requirements of the Stock Exchange Code in many aspects. CLP has also applied all of the principles in the Stock Exchange Code. The manner in which this has been done is set out in the CLP Code and this Corporate Governance Report.

The following are the major respects in which the CLP Code exceeds, meets or deviates from the Code Provisions and Recommended Best Practices of the Stock Exchange Code.

Exceeding	Meeting	Deviation	
✓✓			CLP has established a Corporate Governance Framework which covers all of the relationships and responsibilities of the external and internal corporate governance stakeholders in a comprehensive and structured way.
✓✓			CLP acknowledges shareholders' rights as set out in the Organisation for Economic Cooperation and Development's "Principles of Corporate Governance".
✓✓			CLP has adopted its own Code for Securities Transactions by Directors, which is on terms no less exacting than the required standard as set out in the Model Code under Appendix 10 of the Listing Rules. This Code also applies to other "Specified Individuals" such as members of the CLP Group's Senior Management. A copy of this Code is available on the CLP website.
✓✓			In addition to the disclosure of interests of Directors and their confirmation of compliance with the Model Code and CLP Code for Securities Transactions, we disclose Senior Management's interests in CLP Holdings' securities and their confirmation of compliance with the Model Code and CLP Code for Securities Transactions.
✓✓			We issue a formal letter of appointment for Non-executive Directors, modelled on the letter of appointment in the "Higgs Report" in the U.K. on the "Review of the Role and Effectiveness of Non-executive Directors". The model letter is on our website and deals with a range of matters regarding a Director's appointment and responsibilities.
✓✓			The Audit Committee comprises only Independent Non-executive Directors.
✓✓			CLP publishes an annual Social and Environmental Report. SER
✓✓			We announce our financial results within two months after the end of the financial year and send audited financial statements to shareholders within the month following that announcement.
✓✓			We provide enhanced disclosure of financial information about the CLP Group's jointly controlled entities and associated companies.
✓✓			The Chief Executive Officer (CEO) and Chief Financial Officer (CFO) submit an annual "General Representation Letter" to the Audit Committee, in which they give a personal certification of compliance by themselves and their subordinates with a range of key internal control systems, disciplines and procedures.
✓✓			We issue a Remuneration Report which sets out the policies applied to determining remuneration levels and explains the remuneration paid to all Directors and Senior Management.
✓✓			We adopt a Fair Disclosure Policy which sets out the principles for the broad and non-exclusionary distribution of information to the public.
	✓		All Code Provisions of the Stock Exchange Code.
	✓		All Recommended Best Practices of the Stock Exchange Code, except the single one explained below.
		✗	Recommended Best Practice – an issuer should announce and publish quarterly financial results. CLP issues quarterly statements which include revenue, interim dividends and progress in major business activities. CLP does not issue quarterly financial results. The reason is a judgment that, as a matter of principle and practice, quarterly reporting does not bring significant benefits to shareholders. Preparation of quarterly reports costs money – both in terms of internal cost (including the opportunity cost of board and management time spent on quarterly reporting) and the external costs of printing and distribution. CLP's position is set out on our website as an update of the views that we expressed in 2002 and which were accompanied by a standing invitation to shareholders to let us know if their views differed. Up to the date of this Report, we have received no such feedback from shareholders. We would review our position if and when there was a clear demand from shareholders for quarterly reporting. CLP's focus remains on enhancing the quality of its reporting to shareholders through existing channels such as the Annual Report, Social and Environmental Report and its website – all of which exceed regulatory requirements in the extent of disclosure made. SER

We have put on our website an annotated version of the CLP Code, with cross-references from the CLP Code to the corresponding Code Provisions and Recommended Best Practices of the Stock Exchange Code.

Throughout the year, the Company met the Code Provisions as set out in the Stock Exchange Code contained in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong.

Shareholders will find our ongoing corporate governance practices are set out more fully in the CLP Code than in this Annual Report. In addition to reporting on compliance with the Stock Exchange's requirements, this Corporate Governance Report focuses more on how those practices were actually applied by the Company during the year under review, including the ongoing evolution of those practices.

Evolution of CLP's Corporate Governance in 2006

- Updated the CLP Code on Corporate Governance
- Established a China Committee of the Board
- Increased the frequency of Audit Committee meetings to four per annum
- Continued to roll-out the development programme for Directors to include visits to review overseas operations
- Adopted the CLP Procurement Values and Principles, a group-wide policy (see "CLP and Our Suppliers" at page 95)
- Introduced Fraud Risk Assessment
- Prepared Anti-Fraud Policy for launch in 2007
- Undertook an independent review on the fees payable to Non-executive Directors and published this on CLP's website (see the Remuneration Report at pages 119 to 120)
- Contributed to authorship of The Hong Kong Institute of Chartered Secretaries' Report "The Duties and Responsibilities of Independent Non-Executive Directors of Hong Kong Main Board Listed Companies" published in January 2006
- Internal Audit reviewed the processes used to verify information set out in the Annual Report, including non-financial data

Shareholders

The Board and Senior Management recognise their responsibility to represent the interests of all shareholders and to maximise shareholder value. The "CLP and our Shareholders" section of this Annual Report details our policies and actions in this respect. In addition, the CLP Code highlights key rights enjoyed by shareholders.

The Company is incorporated in Hong Kong. We have chosen to be subject to the company law of the jurisdiction in which a major part of our business is based, where our shares are listed and where the vast majority of our shareholders are resident.

Further to the Hong Kong Companies Ordinance and our Articles of Association, an Extraordinary General Meeting (EGM) can be convened by a written request signed by shareholders holding not less than one-twentieth of the paid-up share capital of CLP, stating the objects of the meeting, and deposited at our registered office in Hong Kong at 147 Argyle Street, Kowloon.

The procedures for shareholders to put forward proposals at an Annual General Meeting (AGM) or EGM include a written notice of those proposals being submitted by shareholders, addressed to the Company Secretary at the registered office. The detailed procedures vary according to whether the proposal constitutes an ordinary resolution or a special resolution or whether the proposal relates to the election of a person other than a Director of the Company as a Director. The relevant procedures are set out in the Notice of AGM which accompanies the despatch of this Annual Report to shareholders and will be included with the notice to shareholders of any future AGM.

The procedures for shareholders to convene and put forward proposals at an AGM or EGM are available on our website or on request to the Company Secretary.

The most recent shareholders' meeting was the AGM held on 25 April 2006 at the Hong Kong Polytechnic University, Kowloon, Hong Kong. The major items discussed and the percentage of votes cast in favour of the resolutions relating to those items are set out below:

- Election of Professor Judy Tsui and Sir Rod Eddington and re-election of Mr. P. C. Tan, Mr. R. J. McAulay, Dr. William K. Fung, Mr. I. D. Boyce, Mr. J. S. Dickson Leach and Dr. Y. B. Lee as Directors of the Company (99.211% to 99.946% in respect of each individual resolution);
- Amendment to Article 67 of the Articles of Association relating to procedures at shareholders' meetings (99.333%) (this was the only change made to the Articles of Association during 2006);
- Levels of remuneration payable to the Chairmen and Members serving on the Social, Environmental & Ethics Committee and China Committee (99.800%); and
- General mandate to Directors to issue additional shares in the Company, not exceeding five per cent of the issued share capital (83.261%).

All resolutions put to shareholders were passed at the 2006 AGM. The results of the voting by poll have been published on CLP's website, the website of the Hong Kong Stock Exchange and also by notice in local newspapers. The full proceedings of the AGM can be viewed on the "Corporate Governance" section of the Company's website. Minutes of the AGM were sent to shareholders along with the Company's first quarterly statement for 2006.

CLP uses a number of formal channels to account to shareholders for the performance and operations of the Company, particularly our annual and interim reports and quarterly statements. The AGM provides an opportunity for communication between the Board and the Company's shareholders. The Company regards the AGM as an important event in the corporate year and all Directors and Senior Management make an effort to attend. The Chairmen of the Audit Committee and Human Resources & Remuneration Committee attend the AGM and will take shareholders' questions. Our policy is to involve shareholders in the Company's affairs and to communicate with them face-to-face at the AGM and during visits to CLP about our activities and prospects.

The "CLP and Our Shareholders" Section of this Annual Report sets out a wide range of other information of particular interest to shareholders, including:

- Details of the profile of the shareholders in the Company and aggregate shareholding;
- An explanation of the extent of the Company's public float as at 28 February 2007, being the latest practicable date prior to the issue of this Annual Report; and
- A calendar of important shareholders' dates for 2007.

Enquiries may be put to the Board by contacting either the Company Secretary through our shareholders' hotline 852-2678 8228, e-mail at cosec@clp.com.hk or directly by questions at an AGM or EGM. Questions on the procedures for convening or putting forward proposals at an AGM or EGM may also be put to the Company Secretary by the same means.

The Board

The Board is charged with promoting the success of the Company by directing and supervising its affairs in a responsible and effective manner. Each Director has a duty to act in good faith in the best interests of the Company. The Directors are aware of their collective and individual responsibilities to all shareholders for the manner in which the affairs of the Company are managed, controlled and operated.

The types of decisions which are to be taken by the Board include those relating to:

- The strategic direction of the Group;
- The objectives of the Group;
- Monitoring the performance of Management;
- Overseeing the management of CLP's relationships with stakeholders, such as Government, customers, the community and others who have a legitimate interest in the responsible conduct of the Group's business;
- Ensuring that a framework of prudent and effective controls is in place to enable risks to be assessed and managed; and
- Setting the Group's values and standards.

The Directors are responsible for the preparation of the financial statements for each financial period which give a true and fair view of the state of affairs of the Group and of the results and cash flows for that period. In preparing these financial statements for the year ended 31 December 2006, the Directors have selected suitable accounting policies and applied them consistently; made judgments and estimates that are prudent, fair and reasonable and prepared the financial statements on a going concern basis. The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Group.

As at the date of this report, the Board comprises 19 Directors. All Directors (with the exception of the CEO and the CFO) are non-executive and independent of Management, thereby promoting critical review and control of the management process. The Board includes seven influential and active Independent Non-executive Directors to whom shareholder concerns can be conveyed. The non-executive members of the Board also bring a wide range of business and financial experience to the Board, which contributes to the effective direction of the Group.

Details of all Directors are given on pages 100 and 101 of this Annual Report. The relationships (including financial, business, family or other material or relevant relationships) among Members of the Board are also disclosed. There is no such relationship as between the Chairman and the CEO.

Eight Non-executive Directors (see page 100) are not considered as independent, due to their association with the Kadoorie Family, who have a substantial interest (34.84%) in CLP. In common with all Directors, they are aware of their responsibilities to all Shareholders.

Directors are requested to declare their direct or indirect interests, if any, in any proposals or transactions to be considered by the Board at Board Meetings and withdraw from the meetings as appropriate. The Company follows guidelines (available at the "Corporate Governance" Section of our website) at each financial reporting period to seek confirmation from Directors in respect of any transactions of the Company or its subsidiaries which are related to Directors or their associates. The identified significant related party transactions are disclosed in the Notes to the Financial Statements of the Annual Report.

Throughout the year ended 31 December 2006, the Board exceeded the minimum requirements of the Listing Rules as to the appointment of at least three Independent Non-executive Directors (CLP had seven), and that there should be one director with appropriate professional qualifications or accounting or related financial management expertise on the Audit Committee (there are two such directors on CLP's Audit Committee).

Pursuant to the requirement in the Listing Rules, the Company has received a written confirmation from each Independent Non-executive Director of his/her independence to the Company. The Company considers all of the Independent Non-executive Directors to be independent.



CLP Holdings' Directors' Visit to Woolnorth Bluff Point Wind Farm, Tasmania

The full Board meets in person at least quarterly and on other occasions when a Board decision is required on major issues. Details of Directors' attendance at the AGM, Board and Board Committee Meetings held in 2006 are set out in the following table. The overall attendance rate of Directors at Board Meetings was 87.2% (2005: 88.4%).

Directors	Meetings Attended/Held									
	Board	Audit Committee	Finance & General Committee	Human Resources & Remuneration Committee	Nomination Committee	Provident & Retirement Fund Committee	Regulatory Affairs Committee	Social, Environmental & Ethics Committee	China Committee	AGM
Non-executive Directors										
The Hon. Sir Michael Kadoorie	3/5				1/1				3/3	1
Mr. W. E. Mocatta#	5/5		9/9	3/3		2/2	1/1		3/3	1
Mr. J. S. Dickson Leach*	4/5		0/1							1
Mr. R. J. McAulay	4/5									1
Mr. J. A. H. Leigh	4/5									
Mr. R. Bischof	5/5					2/2				1
Mr. I. D. Boyce	5/5									1
Mr. P. C. Tan	2/5						1/1		0/3	
Mr. Jason Whittle^	3/4		7/9				0/1	1/2		N/A
Independent Non-executive Directors										
The Hon. Sir S. Y. Chung@	5/5	3/3		3/3	1/1		1/1			1
Dr. William K. Fung	3/5				1/1			2/2		
Mr. V. F. Moore	5/5	4/4	7/9	3/3			1/1			1
Mr. Hansen C. H. Loh	5/5	4/4					1/1			1
Mr. Paul M. L. Kan	5/5									1
Professor Judy Tsui	4/5	3/4						1/2	2/3	1
Sir Rod Eddington†	5/5		2/4					1/2		
Executive Directors										
Mr. Andrew Brandler	5/5		9/9				1/1	2/2	3/3	1
Mr. Peter P. W. Tse	5/5		8/9			2/2	0/1		2/3	1
Dr. Y. B. Lee	5/5						1/1		3/3	1

Mr. W. E. Mocatta was appointed the Chairman of the Finance & General Committee and Human Resources & Remuneration Committee with effect from 1 January 2006.

* Mr. J. S. Dickson Leach resigned as a Member of the Human Resources & Remuneration Committee and Regulatory Affairs Committee with effect from 1 January 2006 and the Finance & General Committee with effect from 1 April 2006.

^ Mr. Jason Whittle was appointed a Non-executive Director of CLP Holdings with effect from 9 May 2006, and Member of the Finance & General Committee and Regulatory Affairs Committee with effect from 1 January 2006.

@ The Hon. Sir S. Y. Chung resigned as a Member of the Audit Committee with effect from 1 October 2006.

† Sir Rod Eddington was appointed an Independent Non-executive Director of CLP Holdings with effect from 1 January 2006, a Member of the Social, Environmental & Ethics Committee with effect from 1 January 2006 and the Finance & General Committee with effect from 1 November 2006.

Directors ensure that they can give sufficient time and attention to the affairs of the Company and a confirmation to that effect is included in their letters of appointment. Directors have disclosed to the Company the number and nature of offices held in public companies or organisations and other significant commitments, with the identity of the public companies or organisations and an indication of the time involved. During the year ended 31 December 2006, no Director held directorships in more than seven public companies, including the Company. No Executive Directors hold any directorship in any other public companies, but they are encouraged to participate in professional, public and community organisations. In respect of those directors who stand for re-election at the 2007 AGM, all their directorships held in listed public companies in the past three years are set out in the Notice of AGM. Other details of Directors' appointments are set out in "Directors and Senior Management" on pages 100 to 102 of this Annual Report and on CLP's website.

The Board is committed to ensuring that there is effective oversight of the Company's activities, wherever they are carried out. The diversification of those activities in recent years has meant that an increasing proportion of CLP's assets and operations is located outside of our original base in Hong Kong.

As part of the Continuous Professional Development Programme, Directors participated in the Shareholders' Visit Programme, various briefings and visits to CLP's facilities including one to CLP's overseas businesses in Australia and Tasmania.

To indicate the attention given by our Board to the oversight of CLP's affairs, we provide a further table summarising the duration of those meetings and the volume of papers reviewed by Directors during 2006. The increase in workload in 2006 reflects growing demands of regulatory compliance in both Hong Kong and the U.S.


Workload of Board and Board Committees
Pages
3,000
2,500
2,000
1,500
1,000
500
0
Hours
80
60
40
20
0
04
05
06
Volume of agenda items
Volume of circulars
Total duration of meetings

The interests in CLP's securities held by Directors as at 31 December 2006 are disclosed in the Directors' Report on pages 128 to 129 of this Annual Report. Particular attention is given to dealings by Directors in shares in CLP. Since 1989, the Company has adopted its own Code for Securities Transactions by Directors, largely based on the Model Code set out in Appendix 10 of the Listing Rules. Our Code for Securities Transactions also applies to other "Specified Individuals" such as Members of the CLP Group's Senior Management. Our Code is periodically updated to reflect new regulatory requirements, as well as our strengthened regime of disclosure of interests in our securities. This Code is on terms no less exacting than the required standard set out in the Model Code.

All Directors have confirmed, following specific enquiry by the Company, that throughout the year ended 31 December 2006 they complied with the required standard set out in the Model Code and our own Code for Securities Transactions.

Appointment of Directors

CLP follows a formal, considered and transparent procedure for the appointment of new directors. Appointments are first considered by the Nomination Committee. The recommendations of the Committee are then put to the full Board for decision. Thereafter, all Directors are subject to election by shareholders at the AGM in their first year of appointment.

As approved by shareholders at the AGM in 2005, all Non-executive Directors are appointed for a term of not more than four years. This term is subject to curtailment upon that Director's retirement by rotation and re-election by shareholders. One-third of the Directors, including both Executive and Non-executive Directors, are required to retire from office at the AGM in each year. A retiring director is eligible for re-election.

All Non-executive Directors have a formal letter of appointment, modelled on the letter of appointment in the "Higgs Report" in the U.K. on the "Review of the Role and Effectiveness of Non-Executive Directors".

Chairman and Chief Executive Officer

The posts of Chairman and CEO are held separately by The Hon. Sir Michael Kadoorie and Mr. Andrew Brandler respectively. This segregation ensures a clear distinction between the Chairman's responsibility to manage the Board and the CEO's responsibility to manage the Company's business. The respective responsibilities of the Chairman and CEO are more fully set out in the CLP Code.

Board Committees

The following chart explains the responsibilities and the work that each Board Committee undertook on behalf of the Board in 2006 and 2007 up to the date of this Report . The terms of reference and membership of the Committees are disclosed in full on the CLP website. They are also available in writing upon request to the Company Secretary.

Membership of Nomination Committee

A majority of the members are Independent Non-executive Directors. The current members are The Hon. Sir Michael Kadoorie (Chairman), The Hon. Sir S. Y. Chung and Dr. William K. Fung

Responsibilities and Work Done

This Committee is responsible for identification and recommendation to the Board of possible appointees as Directors, making recommendations to the Board on matters relating to appointment or reappointment of Directors and succession planning for Directors and assessing the independence of the Independent Non-executive Directors. The work performed by the Committee during 2006 and in early 2007 up to the date of this Report included:

- nomination of Professor Judy Tsui, Sir Rod Eddington and Dr. William K. Fung for election/re-election as Independent Non-executive Directors at the 2006 AGM;
- nomination of Mr. Jason Whittle as Non-executive Director; and
- nomination of Mr. Peter T. C. Lee as Independent Non-excutive Director and Mr. Peter W. Greenwood as Executive Director to take effect from 1 March 2007.

At the 2007 AGM, the three new Directors appointed by the Board will retire and present themselves for election and six Directors will retire by rotation and present themselves for re-election by shareholders. The independence of those who are Independent Non-executive Directors has been reviewed by the Nomination Committee.

Membership of Social, Environmental & Ethics Committee

Mr. Andrew Brandler (Chairman), Dr. William K. Fung, Professor Judy Tsui, Sir Rod Eddington, Mr. Jason Whittle and Dr. Gail Kendall

Responsibilities and Work Done

This Committee oversees CLP's positions and practices on issues of corporate social responsibility, principally in relation to social, environmental and ethical matters that affect shareholders and other key stakeholders. At its two meetings during 2006 and subsequent meeting on 14 February 2007, the Committee reviewed:

- the 2005 and 2006 CLP Group Social and Environmental Reports; SER
- the Group Climate Strategy, including climate risk matrix and targets;
- CLP's procurement values and principles;
- CLP's investment in community support and development; and
- progress on other key environmental issues, including the use of flue gas desulphurisation in the Group's generating plant and the implications and potential of the Clean Development Mechanism (CDM) arising from the Kyoto Protocol.

Membership of Provident & Retirement Fund Committee

Mr. W. E. Mocatta (Chairman), Mr. R. Bischof, Mr. Peter P. W. Tse and a Trustee

Responsibilities and Work Done

This Committee advises the Trustees on investment policy and objectives for the Group's retirement funds, namely the CLP Group Provident Fund Scheme and the Mandatory Provident Fund Scheme. The Committee met on two occasions in 2006. It reviewed the position of the funds, monitored the performance of the investment managers and considered and made recommendations to the Trustees on the appointment and removal of investment managers and on the investment of available funds outside the portfolios of the investment managers.

Membership of Finance & General Committee

Mr. W. E. Mocatta (Chairman), Mr. V. F. Moore, Sir Rod Eddington, Mr. Jason Whittle, Mr. Andrew Brandler, Mr. Peter P. W. Tse, Mrs. Betty Yuen and Mr. Richard McIndoe

Responsibilities and Work Done

The Finance & General Committee meets as and when required to review the financial operations of the Company. Such reviews include Group-wide financial, accounting, treasury and risk management policies, major financing transactions, corporate plans and budgets. The Committee also reviews major acquisitions or investments and their funding requirements. The Committee met on nine occasions in 2006. The work performed in 2006 and at the Committee's subsequent meetings on 9 and 21 February 2007 included the review of:

- the Company's interim and annual results and the amounts of dividends payable to shareholders for the financial years ended 31 December 2005 and 2006;
- the CLP Group's banking facilities and funding requirements;
- the Group's commitment to the Tallawarra Power Station project in Australia;
- the entry into a regional strategic partnership with Mitsubishi Corporation;
- the Group's investment in the Jiangbian Hydro project in the Chinese mainland;
- the restructuring of the Group's investments in Thailand and Taiwan;
- bids for assets or projects in India, Queensland and Asia Pacific;
- the CLP Group business plan and budget 2007-2011; and
- the CLP Group's foreign exchange translation risk exposure.

Management and Staff

The task of CLP's Management and staff is the successful implementation of the strategy and direction as determined by the Board. In doing so, they must apply business principles and ethics which are consistent with those expected by the Board and CLP's shareholders and other stakeholders.

The division of responsibilities as between the Board, Board Committees, CEO and Management is aligned with the provisions of the CLP Code. The written procedures documenting the delegation by the Board of specific authorities, including those to Management, are expressed in the form of a "Company Management Authority Manual" (CMAM). Revisions to the CMAM which amend the approved authority delegated from the Board to Board Committees and the CEO require the approval of the Board. Revisions to delegation to Management and staff below the level of the CEO can be approved by the CEO.

All Management and staff, as well as Directors themselves, are subject to a formal Code of Conduct which places them under specific obligations as to the ethics and principles by which our business is conducted. This Code of Conduct is also set out in full on our website. Management and staff receive training on the Code and its implications. Management and staff above a designated level are required to sign annual statements confirming compliance with the Code. Non-compliance results in disciplinary action. Disciplinary measures are decided by the relevant line management and reviewed by a Code of Conduct Committee comprised of the CFO, Director – Group Legal Affairs and Director – Group Human Resources in order to ensure consistency and fairness.

During 2006, there were eight breaches of the Code. Sanctions applied in 2006 ranged from reprimands to dismissal. None of the breaches of the Code involved senior managers or was material to the Group's financial statements or overall operations. No waivers of any of the requirements of the Code of Conduct were granted to any Director or senior manager or, for that matter, any other employee.

Senior Management (comprising the nine managers, whose biographies are set out on page 102 of this Annual Report) and Specified Individuals are subject to the CLP Code for Securities Transactions in the same manner as Directors with respect to the notification and reporting requirements to the Company for dealings in CLP Holdings' securities and the prohibitions to deal. Save for the shareholdings disclosed by the Executive Directors in the Directors' Report on pages 128 to 129 of this Annual Report and the 600 shares held by Group Director – Operations, other Senior Management did not have any interests in CLP Holdings' securities as at 31 December 2006. Senior Management have all confirmed, following specific enquiry by the Company, that throughout the year ended 31 December 2006 they complied with the standard set out in the Model Code and our own Code for Securities Transactions.

Internal Auditors

CLP's Group Internal Audit Department plays a major role in monitoring the internal governance of the CLP Group. The Department is led by the Director – Group Internal Audit and includes 21 other professional staff. The tasks of the Department are set out in the CLP Code and include:

- Unrestricted access to review all aspects of the CLP Group's activities and internal controls;
- Comprehensive audits of the practices, procedures, expenditure and internal controls of all business and support units and subsidiaries on a regular basis; and
- Special reviews of areas of concern identified by Management or the Audit Committee.

The Director – Group Internal Audit reports directly to the Audit Committee and the CEO and has direct access to the Board through the Chairman of the Audit Committee. The Director – Group Internal Audit has the right to consult the Committee without reference to Management.

During 2006, the Group Internal Audit Department issued reports to Senior Management covering various operational and financial units of the Group, including several joint venture activities outside Hong Kong. Group Internal Audit also conducted reviews of major projects and contracts as well as areas of concern identified by Management.

The Annual Audit Plan, which is reviewed by the Audit Committee, is based on a risk assessment methodology, which assists in determining business risks and establishing audit frequencies. Concerns which have been reported by Group Internal Audit are monitored quarterly by Management and by the Audit Committee until corrective measures have been implemented.

External Auditors

The Group's External Auditors are PricewaterhouseCoopers. In order to maintain their independence, PricewaterhouseCoopers will not be employed for non-audit work unless this constitutes permissible non-audit work as defined in the Sarbanes-Oxley Act and has been pre-approved by the Audit Committee. In addition, there must be clear efficiencies and value-added benefits to CLP from that work being undertaken by the External Auditors, with no adverse effect on the independence of their audit work, or the perception of such independence.

During the year, the External Auditors (which for these purposes include any entity under common control, ownership or management with the External Auditors or any entity that a reasonable and informed third party having knowledge of all relevant information would reasonably conclude as part of the audit firm nationally or internationally) provided the following audit and permissible non-audit services to the Group:

	2006 HK$M	2005 HK$M
Audit	**30***	17
Permissible non-audit services		
Due diligence and accounting/tax advisory services relating to business developments	**1**	12
U.S. compliance review services	**1**	7
Other advisory services	**1**	1
Total	**33**	37

* Includes compliance review fees for Sarbanes-Oxley Act Section 404, categorised as "Permissible non-audit services" prior to 2006.

The Audit Committee has resolved the re-appointment of PricewaterhouseCoopers for statutory audits for the Financial Year 2007. This resolution has been endorsed by the Board and is subject to final approval and authorisation by the shareholders at the 2007 AGM.

By virtue of U.S. securities legislation to which the Company is subject, a lead audit partner may not serve for more than five consecutive years, starting from May 2003. The current lead audit partner of our External Auditors has now served in that capacity since 2001. He will retire after the year ended 31 December 2006. To maintain External Auditors' independence, he will be replaced by a partner who has not had any previous involvement in the CLP Group audit.

Other Stakeholders

Good governance requires due regard to the impact of business decisions (including environmental impact), both on shareholders and on other key stakeholders. This Annual Report and our Social and Environmental Report explain how we discharge our responsibilities to employees, customers, the environment and the communities in which we operate. SER

Internal Control

The Company has had in place for many years an integrated framework of internal controls which is consistent with the COSO (the Committee of Sponsoring Organisations of the Treadway Commission) framework as illustrated below:


Operations &
Financial Reporting
Compliance
Processes
(Payroll, Procurement, etc)
&
Business Units

Control Environment
- Sets tone of organisation influencing control consciousness of its people
- Factors include integrity, ethical values, competence, authority and responsibility
- Foundation for all other components of control

Risk Assessment
- Risk assessment is the identification and analysis of relevant risks to achieving the entity's objectives-forming the basis for determining control activities

Control Activities
- Policies/procedures that ensure management directives are carried out
- Range of activities including approvals, authorisations, verifications, recommendations, performance reviews, asset security and segregation of duties

Information and Communication
- Pertinent information identified, captured and communicated in a timely manner
- Access to internal and externally generated information
- Flow of information that allows for successful control actions from instructions on responsibilities to summary of findings for management action

Monitoring
- Assessment of a control system's performance over time
- Combination of ongoing and separate evaluations
- Management and supervisory activities
- Internal audit activities

Under our framework, Management is primarily responsible for the design, implementation, and maintenance of internal controls, while the Board of Directors and its Audit Committee oversee the actions of Management and monitor the effectiveness of the controls that have been put in place.

Control Standards, Checks and Balances

The Company's expectations regarding duty and integrity are clearly spelled out in formal policy manuals, which include the Company's Code of Conduct and Management Control Standards Manual. Overseas subsidiaries are required to implement similar controls.

Our Management Control Standards form the backbone of all our major policies and procedures. They set out the basic control standards required for the formulation and administration of Group policies and for the planning, organising, and functioning of business entities. The standards cover those required for administrative and operating activities such as delegation of authority, personnel administration, planning, budgeting, performance monitoring, contracting, computer systems and facilities, safeguarding information and derivative instruments. They also cover those standards established to ensure the integrity and objectivity of accounting and financial records and that the objectives of authorisation, accounting and safeguarding of assets are met.

In CLP, our internal control system covers every activity and transaction of our Group. Our system is based on clear stewardship responsibilities, authorities and accountability. We emphasise to our employees that everyone, no matter where he or she stands in the corporate hierarchy, is an important part of our internal control system and we expect them to contribute to that system.

Built into our system are checks and balances such that no one party can "monopolise" a transaction, activity or process to conceal irregularities. As an integral part of our internal control system, well defined policies and procedures are properly documented and communicated.

In addition to setting out guidelines, principles and values, we recognise that an environment where employees feel free to bring problems to management is also necessary to make our internal control system successful. Our Code of Conduct makes it clear that all reports to Management will be handled confidentially to the extent possible under the circumstances and, most importantly, that everyone in Senior Management will fully support those who in good faith report potential or actual breaches of the Code of Conduct.

No matter how well an internal control system is designed and maintained, it can only provide reasonable, but not absolute assurance. No system of control can totally eliminate the possibility of human error or deliberate attempts to defraud the Company. Recognising this, we maintain an effective Internal Audit function, whose main features include:

- Fully empowered auditors with access to all data and every operation of the Group
- Adequately resourced and well qualified and capable staff
- Risk-based auditing, concentrating on areas with significant risks or where significant changes have been made

Control Processes

Upon the redemption of its "Yankee" bonds on 17 April 2006, the compliance obligations of CLP Power Hong Kong Limited with the U.S. Sarbanes-Oxley Act were suspended. However, as a foreign private issuer, CLP Holdings Limited has to comply with the U.S. Sarbanes-Oxley Act. Starting with the financial year ending on or after 15 July 2006 as required under Section 404 of the Sarbanes-Oxley Act, Management has to prepare annually a report on the issuer's system of internal control over financial reporting and provide its opinion as to whether or not such controls are effective.





→ (Left) A CLP Ambassador hosting our shareholders at the 2006 AGM

→ (Right) Peter Tse, our Chief Financial Officer, with the Best Annual Report Award from the Hong Kong Management Association

Given the compliance workload, cost and potential liability arising from this Act, CLP, in common with many foreign issuers, has carefully considered the possibility of deregistering its securities under the U.S. Securities Exchange Act. The steps CLP has taken to explore the possibility of deregistration are set out in the "CLP and our Shareholders" section on page 76 of the Annual Report. It is a long-standing commitment of CLP to maintain a strong and effective system of internal control, whether or not CLP is subject to the reporting requirements under the U.S. Securities Exchange Act.

Starting in 2004, Management and employees, assisted by external consultants with particular experience in the design and implementation of internal control systems, evaluated our control environment, conducted risk assessments of businesses and processes, both at the entity level and the various processes/transactions levels. We have documented those processes which are critical to the Group's performance.

Within this exercise, key risks have been identified, along with the controls required to mitigate those risks. All key controls are now tested at least annually by our Internal Auditors. Based on the results of those tests, process owners are able to certify to Senior Management that their internal controls are working as intended or that necessary corrections have been made where control weaknesses have been found. Internal Auditors certify to Senior Management that controls have been working properly or that changes have been made to ensure the integrity of financial statements. As part of the compliance with the Sarbanes-Oxley Act, the External Auditors also test these key controls.

The CEO and CFO have a personal obligation to maintain the effectiveness of the disclosure controls and internal controls over financial reporting, and to report to the Audit Committee and the Group's External Auditors any significant changes, deficiencies and material weaknesses in, and fraud related to, such controls.

The CEO and CFO submit an annual "General Representation Letter" to the Audit Committee, in which they give a personal certification of compliance by themselves and their subordinates with a range of key internal control systems, disciplines and procedures. These letters rest on similar letters of representation issued by individual managers across the CLP Group, which certify compliance with internal controls as to their particular businesses, departments and activities. These General Representation Letters reinforce personal responsibility for good governance and controls at all levels within the Group.

In order to ensure that the risk management framework for the MEB in Australia is adequate and effective, a Risk Management Committee of TRUenergy reviews and considers risk related issues affecting, or potentially affecting, the TRUenergy business such as policies relating to energy trading, derivatives and credit risk management.

In keeping with best practices, CLP Holdings has developed and implemented an anti-fraud policy that states the Company's commitment to preventing, detecting and reporting fraud. The policy clearly defines the roles and responsibilities of directors, officers, employees and auditors in developing and carrying out specific programmes to eliminate fraud.

Starting with the financial year 2006, individual managers are required to make annual representations related to the prevention, identification and detection of fraud in their respective areas. A checklist providing examples of fraud schemes and potential fraud risks has been developed to assist each business unit to conduct fraud risk assessment and to identify appropriate anti-fraud controls.

Control Effectiveness

The Board is responsible for the Company's system of internal control and for reviewing its effectiveness. Group Internal Audit and Management conduct reviews of the effectiveness of the Company's system of internal control, including those of its subsidiaries. The Audit Committee reviews the findings and opinion of Group Internal Audit and Management on the effectiveness of the Company's system of internal control twice each year, and reports annually to the Board on such reviews.

In respect of the year ended 31 December 2006, the Board considered the internal control system effective and adequate. No significant areas of concern which might affect shareholders were identified.

The effectiveness of the Audit Committee itself is reviewed annually through a formal process which involves the Company Secretary preparing an evaluation of its effectiveness. This is examined by both the Internal and External Auditors before being submitted to the Board for endorsement.

Price-Sensitive Information

With respect to procedures and internal controls for the handling and dissemination of price-sensitive information, the Company:

- is aware of its obligations under the Listing Rules and the overriding principle that information which is expected to be price-sensitive should be announced immediately it is the subject of a decision;
- conducts its affairs with close regard to the "Guide on Disclosure of Price-sensitive Information" issued by the Hong Kong Stock Exchange in 2002;
- has implemented and disclosed its own policy on fair disclosure (set out in Section V of the CLP Code);
- has included in its Code of Conduct a strict prohibition on the unauthorised use of confidential or insider information; and
- has established and implemented procedures for responding to external enquiries about the Group's affairs. Senior managers of the Group are identified and authorised to act as the Company's spokespersons and respond to enquiries in allocated areas of issues.

Communication

CLP has a policy of open communication and fair disclosure. Disclosure is a key means to enhance our corporate governance standards, in that it provides our shareholders and other stakeholders with the information necessary for them to form their own judgment and to provide feedback to us. We understand that more disclosure does not necessarily result in increased transparency. The integrity of the information provided is essential for building market confidence.

Financial Reporting

CLP aims to present a clear and balanced assessment of its financial position and prospects. Financial results are announced as early as possible, and audited financial statements are published within three months after the end of the financial year. Quarterly statements are issued to keep shareholders informed of the performance and operations of the Group.

Social and Environmental Reporting

The CLP Group's 2006 Social and Environmental Report, published at the same time as this Annual Report, gives a detailed description of our social and environmental performance on a group-wide basis for 2006. Our annual Social and Environmental Reports, complemented by our online Sustainability Report, aim to disclose our achievements and shortcomings in managing the social and environmental aspects of our business in a comprehensive, honest and accessible way. We shall continue to engage our stakeholders openly and report honestly on our progress in those areas. We welcome constructive and critical feedback. SER

CLP is currently the leader and role model of Corporate Governance among the top companies in Hong Kong. What are the key success factors to setting good corporate governance, and how will it support future growth?



Mr. Lee Boon Lee
Chief Operating Officer –
SAP North Asia,
SAP Hong Kong Co. Limited

I never say that CLP has good corporate governance – this is not a judgment we can or should make of ourselves. Our task is to be open and honest about our governance principles and practices, so that shareholders and stakeholders, including suppliers such as yourself, can make their own judgment.

That said, I would like to highlight two factors which have been particularly important to CLP in our efforts to improve our corporate governance in recent years. The first is the unwavering support of our Chairman, our Board and our senior management – setting the right tone at the top has been a critical precondition to moving forward with corporate governance initiatives. This links in with the second key factor – recognising that corporate governance is, above all, a matter of culture and ensuring that this cultural commitment is communicated to and shared by everyone within the Company. Rules and procedures can help implement and enforce that culture, but can never be an end in themselves.

My own definition of corporate governance is that it is the means of ensuring that decisions within the Company are taken at the right time, by the right people, possessing the right information and acting free of any improper interest or influence. Through this contribution to an honest and effective decision-making process, corporate governance can support future corporate growth. We are reflecting on whether it might be possible to measure the costs and benefits to CLP of its corporate governance practices in an objective way. This is not easy, but if we can do this we will report further next year.



Peter P. W. Tse
Group Executive Director &
Chief Financial Officer

Reporting via Internet

The CLP website provides our shareholders and other stakeholders with information on the Company's corporate governance structure, policies and systems. The "Corporate Governance" section of our website includes:



CLP 中電
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Corporate Governance
Home > Corporate Governance
- CLP Code on Corporate Governance;
- CLP Fair Disclosure Policy;
- CLP Value Framework including Code of Conduct;
- CLP Anti-Fraud Policy;
- CLP Procurement Values and Principles;
- Policy and Guidelines on the Provision of Gifts and Entertainment;
- General Representation Letter;
- Guidelines on Disclosure of Related Party Transactions;
- Code for Securities Transactions by CLP Holdings Directors and Specified Individuals;
- Memorandum and Articles of Association;
- Procedures for shareholders to convene, and put forward proposals at an AGM or EGM;
- Biographical data on Directors and Senior Management;
- Model Letter of Appointment for Non-executive Directors;
- Terms of Reference of Board Committees as well as the frequency and length of meetings, volume of briefing papers considered and Members' attendance;
- AGM proceedings;
- Top 10 Shareholders of the Company;
- Analysts' briefings; and
- Most frequently asked questions (regularly updated).

We recognise that not all shareholders and stakeholders have ready access to the internet. For those who do not, hard copies of the CLP Group website information listed above are available free of charge upon request to the Company Secretary.

Corporate Governance – Continuing Evolution

We are an active contributor to the ongoing debate on the future shape of corporate governance in Hong Kong. For example, we have participated in research on the duties and responsibilities of independent non-executive directors in Hong Kong, and contributed authorship to a report titled "The Duties and Responsibilities of Independent Non-executive Directors of Hong Kong Listed Companies" in 2003 by the Hong Kong Institute of Chartered Secretaries and an update of the Report in 2006.

We will continue to review and, where appropriate, improve on our corporate governance practices in light of evolving experience, regulatory requirements and international developments. Corporate Governance is an evolving process. Good corporate governance is a journey, rather than a final destination.

By Order of the Board

April Chan
Company Secretary
Hong Kong, 28 February 2007

1. Introduction

The Board and, in particular, its Human Resources & Remuneration Committee pay close attention to the remuneration policies applied within the CLP Group, including the remuneration of Non-executive and Executive Directors and of Senior Management. We are aware that unjustified and improper remuneration policies can work against the interests of a company and its shareholders. Our objective is to ensure that CLP employs properly structured and fair remuneration policies which align the interests of Directors and Senior Management with those of the Company and its shareholders. This Report explains the policies applied to determining remuneration levels and sets out the remuneration paid to Non-executive Directors, Executive Directors and Senior Management. This Remuneration Report has been reviewed and endorsed by the Human Resources & Remuneration Committee of the Board.

Sections 5 to 8 below comprise the "auditable" part of the Remuneration Report and have been audited by the Company's Auditors.

2. Policies

The main elements of CLP's remuneration policy have been in place for a number of years and are incorporated in the CLP Code on Corporate Governance (CLP Code).

- No individual should determine his or her own remuneration;
- Remuneration should be broadly aligned with companies with whom CLP competes for human resources; and
- Remuneration should reflect performance, complexity and responsibility with a view to attracting, motivating and retaining high performing individuals and promoting the enhancement of the value of the Company to its shareholders.

3. Non-executive Directors – Principles of Remuneration

The above policies apply to the remuneration of the Non-executive Directors, with appropriate adjustments to reflect good corporate governance practices, the particular nature of their duties and that they are not Company employees.

We have taken into account the Report of the Committee on the Financial Aspects of Corporate Governance of December 1992 (The Cadbury Report) which noted that the calibre of non-executive directors was especially important in setting and maintaining standards of corporate governance. The "Review of the Role and Effectiveness of Non-executive Directors" (The Higgs Report) of January 2003 concluded that "the level of remuneration appropriate for any particular non-executive director should reflect the likely workload, the scale and complexity of the business and the responsibility involved" and that "it may be helpful in assessing remuneration for non-executive directors to use as a benchmark the daily remuneration of a senior representative of the company's professional advisors". In Hong Kong, the Code on Corporate Governance Practices (Appendix 14 to the Listing Rules) includes the principle that an issuer should disclose information relating to its directors' remuneration policy and that there should be a formal and transparent procedure for fixing the remuneration packages of all directors. The Listing Rules note that an independent non-executive director must not be financially dependent on the issuer.

In light of these considerations, CLP's Non-executive Directors are paid fees in line with market practice, based on a formal independent review undertaken no less frequently than every three years. Those fees were previously reviewed at the beginning of 2004 (the 2004 Review). Accordingly, a new review was undertaken at the beginning of 2007 (the 2007 Review). The methodology adopted in the 2007 Review was the same as that used in the 2004 Review and as explained to shareholders in the CLP Code. The methodology is aligned with the recommendations of the Higgs Report and includes:

- the application of an hourly rate of HK$4,000 as an average of the partner rates charged by legal and financial advisors and accounting and consulting firms in providing professional services to CLP (there was no increase in this rate between the 2004 Review and the 2007 Review);
- the calculation of the time spent by Non-executive Directors on CLP's affairs (including attendance at Board and Board Committee meetings, reading papers, etc.). This exercise revealed a significant increase between 2004 and 2007 in the time spent by Non-executive Directors in performing their duties on the Board and on Board Committees; and
- an additional fee of about 40% and 10% per annum for the Chairmen of the Board/Board Committees and the Vice Chairman of the Board respectively (reflecting the additional workload and responsibility which these offices involve).

The resulting fees were then benchmarked against those paid by leading listed companies in Hong Kong and major utility companies listed on the London Stock Exchange. The methodology and resulting fees were independently reviewed by Stephenson Harwood & Lo (SHL). Further to CLP's commitment to the adoption of a transparent methodology for determining Non-executive Directors' remuneration, the 2007 Review and the opinion of SHL on that Review are placed on CLP's website.

In line with our policy that no individual should determine his or her own remuneration, the fees set out in the table below were proposed by Management, reviewed by SHL and will be put for approval by our shareholders at the Annual General Meeting on 24 April 2007. In this respect, CLP's approach goes beyond that required by law or regulation in Hong Kong or the provisions of the Hong Kong Stock Exchange's Code on Corporate Governance Practices.

	Proposed fees per annum (w.e.f. 25 April 2007) HK$	Current Fees per annum HK$
Board		
Chairman	430,000	280,000
Vice Chairman	340,000	220,000
Non-executive Director	310,000	200,000
Nomination Committee*		
Chairman	14,000	10,000
Member	10,000	10,000
Audit Committee		
Chairman	220,000	140,000
Member	160,000	100,000
Finance & General Committee		
Chairman	215,000	110,000
Member	155,000	80,000
Human Resources & Remuneration Committee		
Chairman	40,000	14,000
Member	30,000	10,000
Regulatory Affairs Committee**		
Chairman	20,000	30,000
Member	15,000	20,000
Provident & Retirement Fund Committee***		
Chairman	14,000	Nil
Member	10,000	Nil
Social, Environmental & Ethics Committee		
Chairman	45,000	30,000
Member	35,000	20,000
China Committee		
Chairman	60,000	56,000
Member	45,000	40,000

* A nominal fee has been maintained for the Chairman and Members of the Nomination Committee.

** In light of the importance of the post-2008 regulatory regime for our Hong Kong electricity business, matters relating to the Scheme of Control have been considered by the full Board during 2006 instead of being referred to the Regulatory Affairs Committee. It is therefore proposed to reduce the fees of the Regulatory Affairs Committee as reflected in its average workload from 2004 to 2006.

*** It is proposed to pay nominal fees to the Chairman and Members of the Provident & Retirement Fund Committee, on which no Independent Non-executive Directors serve and which oversees the status and performance of the Group's retirement funds for its employees.

Note: Executive Directors and Management serving on the Board and Board Committees are not entitled to any Directors' fees.

The proposed fees represent a significant percentage increase on those paid between 2004 and 2007. This is in line with a genuine and substantial increase in the workload shouldered by our Non-executive Directors (reflecting the growth in CLP's business and increased regulatory requirements). The methodology applied in determining those fees is unchanged from that used in 2004 and publicly disclosed. We have also applied the methodology in a conservative manner. For example, we have not assumed any increase in Directors' workload over the years to 2010 (despite the trend of past years) nor, in benchmarking those fees against other companies, have we assumed any ongoing increases in directors' fees paid by those companies.

4. Senior Management – Principles of Remuneration

For the purposes of this Section, Senior Management means the Executive Directors together with the Group Director – Managing Director Hong Kong, the Group Director – Managing Director Australia, the Group Director – Operations, Chief Executive Officer – OneEnergy Limited, the Group Director – Corporate Finance and Development, Managing Director – India and Managing Director – China. In determining the remuneration of members of Senior Management, the remuneration data of comparable positions in the market, including local and regional companies of comparable size, complexity and business scope, are referenced. This is consistent with our remuneration policy to align with companies with whom CLP competes for human resources. Achievement of performance plays a significant part in individual rewards as part of our policy to attract, motivate and retain high performing individuals. The four components of remuneration of members of Senior Management are explained below, including the proportion of total remuneration which each component represented in 2005 and 2006:

Components	Explanation	2006	2005
Base Compensation	Base Compensation accounts for approximately 56% of total remuneration. It is reviewed annually taking into consideration the competitive market position, market practice and the individual performance of members of Senior Management.	56%	56%
Performance Bonus	The levels of the performance bonus are set by the Human Resources & Remuneration Committee. No members of Senior Management serve on the Committee.		
Annual Incentive	The annual incentive payout depends upon the performance of the CLP Group and the individuals concerned. Key measures include achievement of financial goals and operational performance targets, and individual objectives such as the demonstration of key leadership competencies. Each of the Senior Management members is assigned a "target" annual incentive, which accounts for 28% of his/her total remuneration. Only individuals who attain at least a satisfactory performance rating are awarded any annual incentive. The amount of annual incentive is capped at twice the "target" annual incentive, with the actual amount being determined by organisational and individual performance. An award was made in 2006, based on an assessment of the 2005 performance of the Group and the individuals concerned. The average payout to this group in 2006 was 85% above the target level based on the above target achievement of financial goals, operational performance targets and individual objectives for 2005.	28%	28%
Long-term Incentive	The Long-term Incentive Plan (LTIP) is designed to align the interests of members of the Senior Management with those of the shareholders by an award that is pegged to the creation of shareholder value. A three-year financial target is set every year to drive towards higher performance and to ensure that such performance is sustained over the long term. At the end of the three-year period, an award is made which is based on performance against the financial target. The award ranges from zero to one and a half times the "target" long-term incentive. The actual payout is further adjusted to reflect the share price performance of CLP Holdings, with dividends reinvested, over the same three-year period. Subject to certain vesting conditions, the award is payable in the fourth year. The LTIP was introduced in 2001 with the first award being paid to the eligible individuals in 2004. In order to strengthen the linkage to organisational and individual performance and enhance its effectiveness as a retention plan, the LTIP was modified in 2006. The key modifications are that the performance multiplier (which is derived from a weighted combination of individual and organisational performance for the year preceding that in which the award is made) is applied to the target LTIP award at the beginning of the three-year cycle rather than the end, the maximum award is increased to two times the "target award" and 50% of the award is allocated to a notional cash deposit. The first payments under the revised LTIP will be made in 2009.	9%	9%
Pension Arrangements	The members of the Senior Management are eligible to join the defined contribution section of the Group's retirement fund. The Group's contribution to the retirement fund amounts to a maximum of 12.5% of base compensation, subject to a 5% contribution by the employee. This accounts for 7% of his/her target total remuneration.	7%	7%

The Group does not have, and has never had, a share option scheme.

No Executive Director has a service contract with the Company or any of its subsidiaries with a notice period in excess of 6 months or with provisions for predetermined compensation on termination which exceeds one year's salary and benefits in kind.

The remuneration policies applied to Senior Management are subject to the approval of the Human Resources & Remuneration Committee.

5. Non-executive Directors – Remuneration in 2006

The fees paid to each of our Non-executive Directors in 2006 for their service on the CLP Holdings Board and, where applicable, on its Board Committees are set out below. There was no increase in the levels of Non-executive Directors' fees in either 2005 or 2006. The increase in total Directors' fees, compared to 2005, is due to the appointment of an additional Independent Non-executive Director and a Non-executive Director in 2006 and the establishment of two additional Board Committees, the fees of which were paid with effect from 2006.

In HK$	Board	Audit Committee	Nomination Committee	Finance & General Committee	Regulatory Affairs Committee	Human Resources & Remuneration Committee	Provident & Retirement Fund Committee	Social, Environmental & Ethics Committee	China Committee[1]	Total 2006	Total 2005
Non-executive Directors											
The Hon. Sir Michael Kadoorie	280,000	–	10,000	–	–	–	–	–	54,608	**344,608**	290,000
Mr. W. E. Mocatta	220,000	–	–	110,000	20,000	14,000	Nil	–	39,006	**403,006**	321,602
Mr. J. S. Dickson Leach	200,000	–	–	19,669	–	–	–	–	–	**219,669**	364,000
Mr. R. J. McAulay	200,000	–	–	–	–	–	–	–	–	**200,000**	200,000
Mr. J. A. H. Leigh	200,000	–	–	–	–	–	–	–	–	**200,000**	200,000
Mr. R. Bischof	200,000	–	–	–	–	–	Nil	–	–	**200,000**	200,000
Mr. I. D. Boyce	200,000	–	–	–	–	–	–	–	–	**200,000**	200,000
Mr. P. C. Tan	200,000	–	–	–	20,000	–	–	–	39,006	**259,006**	221,602
Mr. Jason Whittle[2]	129,282	–	–	51,713	12,928	–	–	12,928	–	**206,851**	–
Independent Non-executive Directors											
The Hon. Sir S. Y. Chung[3]	200,000	75,000	10,000	–	20,000	10,000	–	–	–	**315,000**	340,000
Dr. William K. Fung	200,000	–	10,000	–	–	–	–	20,000	–	**230,000**	211,699[4]
Mr. V. F. Moore	200,000	140,000	–	80,000	20,000	10,000	–	–	–	**450,000**	450,000
Mr. Hansen Loh	200,000	100,000	–	–	20,000	–	–	–	–	**320,000**	320,000
Mr. Paul M. L. Kan	200,000	–	–	–	–	–	–	–	–	**200,000**	241,713
Professor Judy Tsui	200,000	100,000	–	–	–	–	–	20,000	39,006	**359,006**	188,716[4]
Sir Rod Eddington[5]	200,000	–	–	13,261	–	–	–	20,000	–	**233,261**	–
									Total	**4,340,407**	3,749,332

Notes:

(1) The payment of fees to Non-executive Directors serving on the China Committee took effect from the date of its first meeting, i.e., 10 January 2006.

(2) Mr. Jason Whittle was appointed a Non-executive Director on 9 May 2006.

(3) The Hon. Sir S. Y. Chung resigned as a Member of the Audit Committee on 1 October 2006.

(4) This included HK$1,699 being the fees paid for serving on the Social, Environmental & Ethics Committee. Such fees were paid in 2006 after Shareholders approved the level of fees for Non-executive Directors serving on the Social, Environmental & Ethics Committee at the 2006 Annual General Meeting.

(5) Sir Rod Eddington was appointed an Independent Non-executive Director and a Member of the Social, Environmental & Ethics Committee on 1 January 2006 and a Member of the Finance & General Committee on 1 November 2006.

The following Directors also received fees for their directorships in subsidiary companies and affiliated companies:

	2006 HK$	2005 HK$
Mr. W. E. Mocatta	**237,000**[1]	227,000
Mr. J. A. H. Leigh	–	55,435[2]
	237,000	282,435

Notes:

(1) Fees from CLP Power Hong Kong Limited, Hong Kong Nuclear Investment Company Limited, Castle Peak Power Company Limited and Hong Kong Pumped Storage Development Company, Limited.

(2) Mr. J. A. H. Leigh resigned from the Board of CLP Power Hong Kong Limited on 27 September 2005.

6. Executive Directors – Remuneration in 2006

The remuneration paid to the Executive Directors of the Company in 2006 was as follows:

		Performance Bonus (Note A)				
	Base Compensation, Allowances & Benefits HK$M	Annual Incentive HK$M	Long-term Incentive HK$M	Ex-gratia Payment HK$M	Provident Fund Contribution HK$M	Total HK$M
2006						
CEO						
(Mr. Andrew Brandler)	**5.9**	**5.5**	**1.8**	–	**0.7**	**13.9**
Group Executive Director & CFO						
(Mr. Peter P. W. Tse)	**4.2**	**3.6**	**1.5**	–	**0.5**	**9.8**
Group Executive Director						
(Dr. Y. B. Lee)	**3.6**	**2.7**	**1.3**	–	**0.4**	**8.0**
	13.7	**11.8**	**4.6**	–	**1.6**	**31.7**
2005						
CEO	5.3	4.9	1.9	–	0.7	12.8
Group Executive Director & CFO	4.1	3.0	1.6	–	0.5	9.2
Group Executive Director	3.5	2.3	1.4	–	0.4	7.6
Director & Company Secretary						
(Mr. Peter W. Greenwood) (Note B) / (Note C)	2.9	4.1	4.2	2.2	0.3	13.7
	15.8	14.3	9.1	2.2	1.9	43.3

Note A:

Performance bonus consists of (a): annual incentive and (b): long-term incentive.

(a) The annual incentive for the Executive Directors and the members of Senior Management for 2006 is yet to be reviewed and approved by the Human Resources & Remuneration Committee. Accordingly, the total amount of annual incentive includes: i) the accruals that have been made in the performance bonus for the Executive Directors and members of Senior Management at the target level of performance; and ii) the actual bonus paid in 2006 for the last year in excess of the previous accruals made.

(b) The long-term incentive is the incentive for 2003, paid in 2006 when the vesting conditions had been satisfied (the comparative figures are the incentive for 2002 paid in 2005). About 41% of the amount of 2003 long-term incentive payments results from the appreciation of CLP Holdings' share price between 2003 and 2005, with dividends reinvested.

Note B:

Mr. Peter W. Greenwood resigned as the Director & Company Secretary with effect from 27 August 2005. The annual incentive amount of HK$4.1 million included the amount of incentive payment for 2005 for the period he served as director. The long-term incentive amount of HK$4.2 million was for the years 2002, 2003, 2004 and 2005 paid to Mr. Greenwood upon leaving the Company. The Ex-gratia payment was made in recognition of his contribution to the Group.

Note C:

Ex-gratia payments may be payable, where appropriate, upon approval by the Chairman of the Human Resources & Remuneration Committee and are not part of the remuneration arrangements for Executive Directors or Senior Management.

7. Total Directors' Remuneration in 2006

The total remuneration of Non-executive and Executive Directors in 2006 was:

	2006 HK$M	2005 HK$M
Fees	**5**	4
Base compensation, allowances and benefits in kind	**14**	16
Performance bonus*		
– Annual incentive	**12**	14
– Long-term incentive	**4**	9
Provident fund contributions	**2**	2
Ex-gratia payment•	**–**	2
	37	47

* Refer to Note A on performance bonus on page 123.
• Refer to Notes B and C on Ex-gratia payment on page 123.

Of the total remuneration paid to Directors, HK$3 million (2005: HK$2 million) has been charged to the SoC operation.

8. Senior Management – Remuneration in 2006

The five highest paid individuals in the Group included two Directors (2005: three Directors, of whom one served as a Director for part of the year), two members of Senior Management (2005: two members) and a former Senior Manager of the CLP Group. The total remuneration of the five highest paid individuals in the Group is shown below:

	2006 HK$M	2005 HK$M
Base compensation, allowances and benefits in kind	**24**	20
Performance bonus*		
– Annual incentive	**20**	20
– Long-term incentive	**8**	9
Provident fund contributions	**3**	2
Ex-gratia payment•	**1**	2
	56	53

* Refer to Note A on performance bonus on page 123.
• Refer to Note C on Ex-gratia payment on page 123.

The remuneration paid to these five individuals is within the following bands:

	Number of Individuals 2006	2005
HK$ 8,000,001 – HK$ 8,500,000	**–**	1
HK$ 9,000,001 – HK$ 9,500,000	**–**	2
HK$ 9,500,001 – HK$10,000,000	**1**	–
HK$10,000,001 – HK$10,500,000	**2**	–
HK$11,500,001 – HK$12,000,000	**1**	–
HK$12,500,001 – HK$13,000,000	**–**	1
HK$13,500,001 – HK$14,000,000	**1**	1

The Senior Management Group, comprising the Group Director – Managing Director Hong Kong, the Group Director – Managing Director Australia and the Group Director – Operations as well as the Executive Directors, was extended in 2006 to include Managing Director – China, Managing Director – India, Chief Executive Officer – OneEnergy Limited and the Group Director – Corporate Finance and Development.

Details of remuneration of the Senior Management of the Group (excluding Executive Directors) are set out in the table below.

	Base Compensation, Allowances & Benefits HK$M	Performance Bonus* Annual Incentive HK$M	Performance Bonus* Long-term Incentive HK$M	Provident Fund Contribution HK$M	Other Payments HK$M	Total HK$M
2006						
Group Director – Managing Director Hong Kong (Mrs. Betty Yuen)	**4.2**	**4.1**	**1.5**	**0.5**	**–**	**10.3•**
Group Director – Managing Director Australia (Mr. Richard McIndoe)	**4.2**	**4.1**	**1.4**	**0.5**	**1.5[(a)]**	**11.7**
Managing Director – China (Mr. Shen Zhongmin)	**0.9**	**0.5**	**–**	**0.1**	**1.0[(b)]**	**2.5**
Managing Director – India (Mr. Rajiv Mishra)	**1.5**	**1.1**	**0.1**	**0.2**	**–**	**2.9**
Chief Executive Officer – OneEnergy Limited (Mr. Mark Takahashi)	**2.6**	**1.9**	**0.1**	**0.3**	**–**	**4.9**
Group Director – Operations (Mr. Peter Littlewood)	**2.9**	**2.6**	**0.8**	**0.4**	**–**	**6.7**
Group Director – Corporate Finance and Development (Mr. Stefan Robertsson)	**2.0**	**1.6**	**0.2**	**0.3**	**–**	**4.1**
	18.3	**15.9**	**4.1**	**2.3**	**2.5**	**43.1**

Notes:

(a) Payment for tax equalisation, housing allowance and children's education allowances for secondment to Australia.

(b) Lump sum payment upon joining the Group as Managing Director – China effective from 21 August 2006.

	Base Compensation, Allowances & Benefits HK$M	Annual Incentive HK$M	Long-term Incentive HK$M	Provident Fund Contribution HK$M	Other Payments HK$M	Total HK$M
2005						
Group Director – Managing Director Hong Kong (Mrs. Betty Yuen)	4.0	3.5	1.2	0.5	–	9.2•
Group Director – Managing Director Asia Pacific (Mr. Richard McIndoe)	4.0	3.6	–	0.5	–	8.1
Group Director – Operations (Mr. Peter Littlewood)	2.4	2.0	0.9	0.3	–	5.6
	10.4	9.1	2.1	1.3	–	22.9

* Refer to Note A on performance bonus on page 123.

• The total of this remuneration has been charged to the SoC operation.

9. Continued Scrutiny and Disclosure

On behalf of the Board, the Human Resources & Remuneration Committee remains committed to the establishment and application of remuneration principles, policies and practices which further the interests of the Company and its shareholders, to the careful oversight of remuneration levels, and to honest and open disclosure to shareholders on these matters.

W. E. Mocatta
Chairman
Human Resources & Remuneration Committee
Hong Kong, 28 February 2007

The Directors have pleasure in submitting their Report together with the audited Financial Statements for the year ended 31 December 2006.

Principal Activities

The principal activity of the Company is investment holding and the principal activities of the subsidiaries are the generation and supply of electricity. Particulars of the Company's principal subsidiary companies are shown under Note 19 to the Financial Statements.

Consolidated Financial Statements

The consolidated Financial Statements incorporate the Financial Statements of the Company and its subsidiaries (collectively referred to as the Group) together with the Group's interests in jointly controlled entities and associated companies. Details of the jointly controlled entities and associated companies are provided under Notes 20 and 21 to the Financial Statements respectively.

Earnings and Final Dividend

	2006 HK$M	2005 HK$M
Total earnings for the year	**9,900**	11,420
Less: Interim dividends paid of HK$1.50 (2005: HK$1.44) per share	**(3,612)**	(3,468)
Balance after interim dividends	**6,288**	7,952
The Directors recommend that this balance be dealt with as follows:		
Final dividend of HK$0.89 (2005: HK$0.83) per share	**2,144**	1,999
Special final dividend of HK$0.02 (2005: HK$0.11) per share	**48**	265
Retained profits for the year	**4,096**	5,688
	6,288	7,952

Subject to approval of the Directors' recommendation by shareholders at the Annual General Meeting to be held on 24 April 2007 (AGM), the final dividend and special final dividend will be paid on 25 April 2007.

Performance

A discussion and analysis of the Group's performance during the year and the material factors underlying its results and financial position are provided on pages 32 to 62 of this Annual Report.

Share Capital

There was no movement in the share capital of the Company during the year.

Purchase, Sale or Redemption of the Company's Listed Shares

There was no purchase, sale or redemption by the Company, or any of its subsidiaries, of the Company's listed shares during the year.

Reserves

Distributable reserves of the Company amounted to HK$19,913 million as at 31 December 2006 (2005: HK$19,631 million). Movements in the reserves of the Company and the Group during the year are set out in the Statement of Changes in Equity on pages 141 and 142 of this Annual Report.

Fixed Assets

Additions to the fixed assets of the Group for the year totalled HK$9,161 million, comprising HK$5,855 million in owned assets (on transmission and distribution equipment, land and buildings) and HK$3,306 million in leased assets. In 2005, a total addition of HK$12,432 million was recorded, made up of HK$5,556 million for owned assets, HK$3,226 million for leased assets and HK$3,650 million for the acquisition of subsidiaries.

Additions to the fixed assets of the jointly controlled generating companies incorporated in Hong Kong totalled HK$886 million for the year.

Details of movements in the fixed assets of the Group are shown under Note 17(A) to the Financial Statements.

Bank Loans and Other Borrowings

The total borrowings of the Group as at 31 December 2006 amounted to HK$30,278 million (2005: HK$29,391 million). Particulars of borrowings are set out in Note 27 to the Financial Statements.

Financial Assistance and Guarantees to Affiliated Companies

The financial assistance given to affiliated companies and guarantees given for facilities granted to affiliated companies aggregated to 5.8% of the Group's total assets as at 31 December 2006.

Finance Costs Capitalised

Finance costs amounting to HK$275 million (2005: HK$297 million) were capitalised by the Group during the year as set out in Note 11 to the Financial Statements.

Donations

Donations by the Group for charitable and other purposes amounted to HK$4,649,000 (2005: HK$4,684,000).

Five-year Summary

A summary of the results for the year and of the assets and liabilities of the Group as at 31 December 2006 and for the previous four financial years are set out on pages 196 and 197 of this Annual Report. A ten-year summary of the results, assets and liabilities of the Group is on the CLP Website.

Directors

With the exception of Mr. Jason Whittle, the Directors of the Company, whose names appear on pages 100 and 101 of this Annual Report, were Directors for the whole year. Their biographical details as at the date of this Report are set out on the same pages. Details of Directors' remuneration are set out in the Remuneration Report on pages 119 to 125 of this Annual Report.

The Board has approved the appointment of Mr. Peter T. C. Lee as Independent Non-executive Director and Mr. Peter W. Greenwood as Executive Director of the Company to take effect from 1 March 2007.

Mr. Jason Whittle, being a new Non-executive Director appointed by the Board on 9 May 2006, together with Mr. Peter T. C. Lee and Mr. Peter W. Greenwood, retire at the AGM in accordance with Article 109 of the Company's Articles of Association and, being eligible, offer themselves for election.

Under the existing Articles of Association of the Company, all the Directors are subject to retirement by rotation and re-election at the AGM. In accordance with Article 103 of the Company's Articles of Association, Mr. V. F. Moore, Mr. R. Bischof, Mr. Hansen Loh, Mr. W. E. Mocatta, Mr. Peter P. W. Tse and Mr. Andrew Brandler retire by rotation and, being eligible, offer themselves for re-election.

None of the Directors offering themselves for election or re-election at the AGM has a service contract with the Company which is not determinable by the Company within one year without payment of compensation.

No contracts of significance in relation to the Company's business to which the Company was a party and in which a Director of the Company had a material interest, whether directly or indirectly, subsisted during or at the end of the financial year.

Alternate Directors

The Alternate Directors in office during the year ended 31 December 2006 were as follows:

Mr. W. E. Mocatta, alternate to Mr. J. S. Dickson Leach }
Mr. J. A. H. Leigh, alternate to Mr. R. Bischof }
Mr. I. D. Boyce, alternate to Mr. R. J. McAulay and Mr. W. E. Mocatta } (for the year)
Mr. Bradley W. Corson, alternate to Mr. P. C. Tan }
Mr. Jason Whittle, alternate to Mr. R. J. McAulay }

Interests of Directors and Chief Executive Officer

The interests/short positions of each of the Directors and Chief Executive Officer in the shares, underlying shares and debentures of the Company or any of the Company's associated corporations (within the meaning of the Securities and Futures Ordinance) as at 31 December 2006, as recorded in the register required to be kept under Section 352 of Part XV of the Securities and Futures Ordinance, are set out in the table and explanatory notes below:

1. Aggregate long position in the shares, underlying shares and debentures of the Company and its associated corporations

The interests of Directors and Chief Executive Officer in the shares of the Company (other than pursuant to equity derivatives such as share options, warrants to subscribe or convertible bonds) as at 31 December 2006 were as follows:

Directors	Capacity	Total Interests in Number of Ordinary Shares of the Company	% of the Issued Share Capital of the Company
The Hon. Sir Michael Kadoorie	Note (a)	475,381,026	19.7397
Mr. W. E. Mocatta	Founder of a discretionary trust	250,000	0.0104
Mr. J. S. Dickson Leach	Founder of a discretionary trust Note (b)	3,436	0.0001
Mr. R. J. McAulay	Note (c)	439,800,565	18.2623
The Hon. Sir S. Y. Chung	Beneficial owner	393,789	0.0164
Dr. William K. Fung	Beneficial owner	120,000	0.0050
Mr. J. A. H. Leigh	Note (d)	402,035,991	16.6941
Mr. R. Bischof	Beneficial owner	50,000	0.0021
Mr. P. C. Tan	Interests held jointly with spouse	5,000	0.0002
Mr. Andrew Brandler (Chief Executive Officer)	Note (e)	10,600	0.0004
Mr. Peter P. W. Tse	Note (f)	20,600	0.0009
Dr. Y. B. Lee	Note (g)	15,806	0.0007
Mr. Jason Whittle	Note (h)	238,409,771	9.8997

Notes:

(a) The Hon. Sir Michael Kadoorie was deemed (by virtue of the Securities and Futures Ordinance) to be interested in 475,381,026 shares in the Company. These shares were held in the following capacity:

i) 1,243 shares were an interest of his spouse, Lady Kadoorie.
ii) 236,335,571 shares were ultimately held by discretionary trusts, of which The Hon. Sir Michael Kadoorie is one of the beneficiaries and/or discretionary objects.
iii) 239,044,212 shares were ultimately held by a discretionary trust, of which The Hon. Sir Michael Kadoorie is one of the beneficiaries and the founder.

For the purpose of the Securities and Futures Ordinance, the spouse of The Hon. Sir Michael Kadoorie was taken to have a discloseable duty in Hong Kong in relation to the shares referred to in (ii) and (iii) above. The spouse of The Hon. Sir Michael Kadoorie was therefore deemed to be interested in 475,381,026 shares in the Company representing approximately 19.74% of the issued share capital of the Company, of which 1,243 shares were held by her as beneficial owner and 236,335,571 and 239,044,212 shares were attributed to her pursuant to the Securities and Futures Ordinance for disclosure purposes. Nevertheless, she has no interest, legal or beneficial, in these 236,335,571 and 239,044,212 shares attributed to her for disclosure purposes.

(b) According to the register of directors' and chief executives' interests and short position required to be kept under Section 352 of Part XV of the Securities and Futures Ordinance, Mr. J. S. Dickson Leach is the beneficial owner of 3,436 ordinary shares of the Company. The Company was notified by Mr. J. S. Dickson Leach that the capacity of his interest had been changed from Beneficial Owner to Founder of a Discretionary Trust.

(c) Mr. R. J. McAulay was deemed (by virtue of the Securities and Futures Ordinance) to be interested in 439,800,565 shares in the Company. These shares were held in the following capacity:

i) 13,141 shares were held in a personal capacity.
ii) 236,335,571 shares were ultimately held by discretionary trusts, of which Mr. R. J. McAulay is one of the discretionary objects.
iii) 203,451,853 shares were ultimately held by a discretionary trust, of which Muriel, Lady Kadoorie, mother-in-law of Mr. R. J. McAulay, is the founder and a beneficiary and Mr. R. J. McAulay, his wife and members of his family are discretionary objects.

(d) Mr. J. A. H. Leigh, in his capacity as one of the trustees of a trust was deemed to be interested in 401,993,991 shares which formed part of the 236,335,571 and 203,451,853 shares referred to in (c) above. 42,000 shares were held by Mr. J. A. H. Leigh in a beneficial owner capacity.

(e) 600 shares were held in a personal capacity and 10,000 shares were held in a beneficial owner capacity.

(f) 600 shares were held in a personal capacity and 20,000 shares were held in a beneficial owner capacity.

(g) 600 shares were held in a personal capacity and 15,206 shares were held jointly with spouse.

(h) Mr. Jason Whittle was deemed (by virtue of the Securities and Futures Ordinance) to be interested in 238,409,771 shares in the Company. These shares were held in the following capacity:

i) 600 shares were held in a personal capacity.
ii) 236,335,571 shares were ultimately held by discretionary trusts, of which Mr. Jason Whittle is one of the discretionary objects.
iii) 2,073,600 shares were ultimately held by a discretionary trust, of which Mr. Jason Whittle is one of the discretionary objects.

Messrs. I. D. Boyce, V. F. Moore, Hansen C. H. Loh and Paul M. L. Kan, Professor Judy Tsui and Sir Rod Eddington who are Directors of the Company, and Mr. Bradley W. Corson who is an Alternate Director have each confirmed that they had no interests in the shares of the Company or any of its associated corporations as at 31 December 2006.

None of the Directors or the Chief Executive Officer had interests in debentures, under equity derivatives or in underlying shares of the Company and its associated corporations as at 31 December 2006.

2. Aggregate short position in the shares, underlying shares and debentures of the Company and its associated corporations

None of the Directors or the Chief Executive Officer had short positions in respect of shares, debentures, under equity derivatives or interests in underlying shares of the Company and its associated corporations as at 31 December 2006.

At no time during the year was the Company, its subsidiaries or its associated companies a party to any arrangement to enable the Directors and the Chief Executive Officer of the Company (including their spouse and children under 18 years of age) to acquire benefits by an acquisition of shares or underlying shares in, or debentures of, the Company or its associated corporations.

Interests of Substantial Shareholders

The interests/short positions of substantial shareholders in the shares and underlying shares of the Company as at 31 December 2006, as recorded in the register required to be kept under Section 336 of Part XV of the Securities and Futures Ordinance, are set out in the table and explanatory notes below:

1. Aggregate long position in the shares and underlying shares of the Company

The Company had been notified of the following substantial shareholders' interests in the shares (other than pursuant to equity derivatives such as share options, warrants to subscribe or convertible bonds) as at 31 December 2006.

Substantial Shareholders	Capacity	Total Interests in Number of Ordinary Shares of the Company	% of the Issued Share Capital of the Company
Acorn Holdings Corporation	Beneficiary	236,335,571 Note (a)	9.81
Bermuda Trust Company Limited	Trustee/Interests of controlled corporations	678,831,636 Note (a)	28.19
Bermuda Trust (Cayman) Limited	Trustee/Interests of controlled corporations	399,920,391 Note (b)	16.61
HWR Trustees Limited (now known as Harneys Trustees Limited)	Interests of controlled corporations	240,482,771 Note (a)	9.99
Lakshmi Company Limited	Beneficiary	196,468,538 Note (a)	8.16
Merlin Investments Limited	Beneficiary	196,468,538 Note (a)	8.16
Mikado Holding Inc.	Trustee	239,044,212 Note (a)	9.93
Mikado Investments Limited	Interest of controlled corporation/ Beneficiary of trusts	239,044,212 Note (a)	9.93
Muriel, Lady Kadoorie	Founder and Beneficiary	203,451,853 Note (b)	8.45
New Boron Holding Corporation	Trustee	200,615,738 Note (a)	8.33
Oak CLP Limited	Beneficiary	196,554,172 Note (b)	8.16
Oak (Unit Trust) Holdings Limited	Trustee	196,554,172 Notes (a) & (b)	8.16
Mr. R. Parsons	Trustee	401,993,991 Note (c)	16.69
The Hon. Sir Michael Kadoorie	Note (d)	475,381,026 Note (d)	19.74
Mr. R. J. McAulay	Note (e)	439,800,565 Note (e)	18.26
Mr. Jason Whittle	Note (f)	238,409,771 Note (f)	9.90
Guardian Limited	Beneficiary/Interests in controlled corporations	401,993,991 Note (c)	16.69
The Mikado Private Trust Company Limited	Trustee/Interests in controlled corporations	475,379,783 Note (a)	19.74
Mr. J. A. H. Leigh	Note (c)	402,035,991 Note (c)	16.69
Goshawk Investments Limited	Beneficiary	198,542,138 Note (a)	8.24
Lawrencium Mikado Holdings Limited	Beneficiary	239,044,212 Note (a)	9.93
The Magna Foundation	Beneficiary	239,044,212 Note (a)	9.93
Lawrencium Holdings Limited	Beneficiary	236,335,571 Note (a)	9.81

Notes:

(a) The interests of Bermuda Trust Company Limited in the shares of the Company include the interests in the Company held by Esko Limited, Hesko Limited, Acorn Holdings Corporation, Goshawk Investments Limited, Lawrencium Holdings Limited, Lawrencium Mikado Holdings Limited, The Magna Foundation, The Mikado Private Trust Company Limited, Mikado Holding Inc., Mikado Investments Limited, Oak (Unit Trust) Holdings Limited, Lakshmi Company Limited and Merlin Investments Limited and also the majority of Mr. J. A. H. Leigh's deemed interests.

The interests of Bermuda Trust Company Limited in the shares of the Company also include the shares held by discretionary trusts of which The Hon. Sir Michael Kadoorie and/or Mr. R. J. McAulay and/or Mr. Jason Whittle are among the discretionary objects as disclosed in "Interests of Directors and Chief Executive Officer".

Bermuda Trust Company Limited was deemed to be interested in the shares in which Acorn Holdings Corporation, Lawrencium Holdings Limited, Lawrencium Mikado Holdings Limited, The Magna Foundation, The Mikado Private Trust Company Limited, Mikado Holding Inc., Mikado Investments Limited, Oak (Unit Trust) Holdings Limited, Lakshmi Company Limited and Merlin Investments Limited were interested, either in the capacity as trustee or by virtue of having direct or indirect control over such companies.

Bermuda Trust (Cayman) Limited controlled Lakshmi Company Limited and Merlin Investments Limited and was therefore deemed to be interested in the shares in which Lakshmi Company Limited and Merlin Investments Limited were interested. The Company has been advised that Lakshmi Company Limited, Merlin Investments Limited, Acorn Holdings Corporation and Lawrencium Holdings Limited were deemed to be interested in the same 196,468,538 shares in which New Boron Holding Corporation was deemed to be interested.

Bermuda Trust Company Limited controlled Acorn Holdings Corporation and Lawrencium Corporation and was therefore deemed to be interested in the shares in which such companies were deemed interested. In addition, Bermuda Trust Company Limited was deemed interested in 39,867,033 shares through other controlled corporations controlled by it.

The Mikado Private Trust Company Limited controlled Lawrencium Holdings Limited and Lawrencium Mikado Holdings Limited and was therefore deemed to be interested in the shares in which such companies were deemed to be interested.

The Company was notified by New Boron Holding Corporation that it was interested in 193,512,472 shares as at 1 April 2003. However, HWR Trustees Limited (now known as Harneys Trustees Limited) indicated in its latest disclosure form that as at 17 January 2005, it was interested in, inter alia, 200,615,738 shares through its wholly-owned subsidiary, New Boron Holding Corporation. Therefore, New Boron Holding Corporation was interested in the same 200,615,738 shares as at 17 January 2005 but was not itself under a duty to notify the Company of the change under the Securities and Futures Ordinance.

In addition, the Company was notified by Oak (Unit Trust) Holdings Limited that it was interested in 196,554,172 shares as at 26 August 2003. However, Bermuda Trust Company Limited indicated in its latest disclosure form that as at 24 June 2005, it was interested in, inter alia, 203,451,853 shares through its wholly-owned subsidiary, Oak (Unit Trust) Holdings Limited. Therefore, Oak (Unit Trust) Holdings Limited was interested in the same 203,451,853 shares as at 24 June 2005 but was not itself under a duty to notify the Company of the change under the Securities and Futures Ordinance.

(b) The interests of Bermuda Trust (Cayman) Limited in the shares of the Company include the interests in the Company in which Oak CLP Limited, Oak (Unit Trust) Holdings Limited and Muriel, Lady Kadoorie were deemed to be interested.

The interests of Muriel, Lady Kadoorie in 203,451,853 shares of the Company include shares in which Mr. R. J. McAulay and Mr. R. Parsons were deemed to be interested.

Bermuda Trust (Cayman) Limited was also interested in the 203,451,853 shares by virtue of its capacity as trustee of a trust of which Muriel, Lady Kadoorie is the founder and a beneficiary and Mr. R. J. McAulay is one of the discretionary objects. Bermuda Trust (Cayman) Limited, in its capacity as trustee of a discretionary trust, controlled Oak CLP Limited and was therefore deemed to be interested in the shares in which Oak CLP Limited was interested. The Company was notified by Oak CLP Limited that it was interested in 196,554,172 shares as at 26 August 2003. However, Bermuda Trust (Cayman) Limited indicated in its latest disclosure form that as at 5 February 2004, it was interested in 203,451,853 shares through its wholly-owned subsidiary, Oak CLP Limited. Therefore, Oak CLP Limited was interested in the same 203,451,853 shares as at 5 February 2004 but was not itself under a duty to notify the Company of the change under the Securities and Futures Ordinance.

(c) Mr. R. Parsons and Mr. J. A. H. Leigh, in their capacities as trustees of a trust, jointly controlled Guardian Limited and therefore were deemed to be interested in the shares in which Guardian Limited was deemed to be interested. Accordingly, the 401,993,991 shares in which Guardian Limited was interested is duplicated within the interests attributed to each of Mr. J. A. H. Leigh and Mr. R. Parsons.

Mr. J. A. H. Leigh also held 42,000 shares in a beneficial owner capacity.

(d) The aggregate long position in the shares of the Company of The Hon. Sir Michael Kadoorie is listed below:

Interests in the Ordinary Shares of the Company

Number	Capacity
1,243	Interest of spouse
475,379,783	Founder of a discretionary trust
475,379,783	Discretionary object or beneficiary of various discretionary trusts

The interests of The Hon. Sir Michael Kadoorie as a founder of a discretionary trust and a beneficiary or discretionary object of various discretionary trusts are duplicated between each other. His interests, apart from the interest of his spouse, are also duplicated by the interests in the Company held by Bermuda Trust Company Limited and certain discretionary trusts of which Mr. R. J. McAulay and Mr. Jason Whittle are among the discretionary objects or beneficiaries as disclosed in Notes (e) and (f) below.

For the purpose of the Securities and Futures Ordinance, the spouse of The Hon. Sir Michael Kadoorie was taken to have a discloseable duty in Hong Kong in relation to the 475,379,783 shares referred to above. The spouse of The Hon. Sir Michael Kadoorie was therefore deemed to be interested in 475,381,026 shares in the Company representing approximately 19.74% of the issued share capital of the Company, of which 1,243 shares were held by her as beneficial owner and 475,379,783 shares were attributed to her pursuant to the Securities and Futures Ordinance for disclosure purposes. Nevertheless, she has no interest, legal or beneficial, in these 475,379,783 shares attributed to her for disclosure purposes.

(e) See Note (c) under "Interests of Directors and Chief Executive Officer".

(f) See Note (h) under "Interests of Directors and Chief Executive Officer".

2. **Aggregate short position in the shares and underlying shares of the Company**

As at 31 December 2006, the Company had not been notified of any short positions being held by any substantial shareholder in the shares or underlying shares of the Company.

Interests of Any Other Persons

As at 31 December 2006, the Company had not been notified of any persons other than the substantial shareholders who had interests or short positions in the shares or underlying shares of the Company, which are required to be recorded in the register required to be kept under Section 336 of Part XV of the Securities and Futures Ordinance.

Senior Management

The biographical details of the Senior Management as at the date of this Report are set out on page 102 of this Annual Report. Details of the remuneration of the Senior Management are set out in the Remuneration Report on pages 119 to 125 of this Annual Report.

Major Customers and Suppliers

Purchases from the Group's five largest suppliers together accounted for 72.12% of the Group's total purchases during the year. The five largest suppliers are set out below in descending order:

1. 41.22% from Castle Peak Power Company Limited (CAPCO) of which Mr. Bradley W. Corson, Mr. W. E. Mocatta and Mr. Andrew Brandler are directors and Mr. J. A. H. Leigh is an alternate director. CAPCO is 40% owned by CLP Power Hong Kong Limited (CLP Power Hong Kong) and supplies electricity to CLP Power Hong Kong only. CLP Power Hong Kong is a wholly-owned subsidiary of the Company.

2. 11.03% from Guangdong Nuclear Investment Company, Limited (GNIC) in which the Group has no interest.

3. 8.78% from National Electricity Market Management Company Ltd. (NEMMCO) in which the Group has no interest. NEMMCO is the administrator and operator of the national electricity market in Australia, from whom electricity is bought to supply TRUenergy group customers.

4. 6.12% from Guangdong Nuclear Power Joint Venture Company, Limited (GNPJVC) of which Mr. Andrew Brandler, Mr. Peter P. W. Tse and Dr. Y. B. Lee (resigned on 1 January 2007) are directors. GNPJVC is 25% and 75% owned by the Group and GNIC respectively and supplies electricity to the Group.

5. 4.97% from SP Australia Networks (Distribution) Ltd. (SPANDL) in which the Company has no interest. SPANDL is the largest distributor of gas and electricity to TRUenergy group customers.

As at 31 December 2006, Acorn Holdings Corporation, Bermuda Trust Company Limited, Bermuda Trust (Cayman) Limited, HWR Trustees Limited (now known as Harneys Trustees Limited), Lakshmi Company Limited, Merlin Investments Limited, Mikado Holding Inc., Mikado Investments Limited, Muriel, Lady Kadoorie, New Boron Holding Corporation, Oak CLP Limited, Oak (Unit Trust) Holdings Limited, Mr. R. Parsons, The Hon. Sir Michael Kadoorie, Lady Kadoorie, Mr. R. J. McAulay, Mr. Jason Whittle, Guardian Limited, The Mikado Private Trust Company Limited, Mr. J. A. H. Leigh, Goshawk Investments Limited, Lawrencium Mikado Holdings Limited, The Magna Foundation and Lawrencium Holdings Limited who are substantial shareholders of the Company, had indirect interests in CAPCO and GNPJVC, which interests arose from the Company's interests in CAPCO and GNPJVC.

Sales to the Group's five largest customers together represented less than 30% of the Group's total turnover during the year.

Related Party Transactions

Details of the significant related party transactions undertaken in the normal course of business are provided under Note 36 to the Financial Statements. None of these related party transactions constitutes a discloseable connected transaction as defined under the Listing Rules.

Corporate Governance

The Company's corporate governance principles and practices are set out in the Corporate Governance Report on pages 103 to 118 of this Annual Report.

Auditors

The Financial Statements for the year have been audited by PricewaterhouseCoopers who retire and, being eligible, offer themselves for reappointment at the AGM of the Company.

By Order of the Board

W. E. Mocatta

W. E. Mocatta
Vice Chairman
Hong Kong, 28 February 2007

What is in our Accounts?

Independent Auditor's Report

To the Shareholders of CLP Holdings Limited

(Incorporated in Hong Kong with limited liability)

We have audited the consolidated financial statements of CLP Holdings Limited (the "company") set out on pages 137 to 193, which comprise the consolidated and company balance sheets as at 31 December 2006, the consolidated income statement, the consolidated and company statements of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes. We have also audited the disclosures required by section 161 of the Hong Kong Companies Ordinance and Appendix 16 to the Listing Rules of The Stock Exchange of Hong Kong Limited ("the Listing Rules") contained in sections 5, 6, 7 and 8 of the Remuneration Report ("the auditable part") on pages 122 to 125.

Directors' responsibility for the financial statements

The directors of the company are responsible for the preparation and the true and fair presentation of these financial statements in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. The directors of the company are also responsible for the preparation of the disclosures required by section 161 of the Hong Kong Companies Ordinance and Appendix 16 to the Listing Rules.

Auditor's responsibility

Our responsibility is to express an opinion on these financial statements and the auditable part of the remuneration report based on our audit and to report our opinion solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements and the auditable part of the remuneration report are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independent Auditor's Report (continued)

Opinion

In our opinion,

- the consolidated financial statements give a true and fair view of the state of affairs of the company and of the group as at 31 December 2006 and of the group's profit and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the Hong Kong Companies Ordinance; and

- the auditable part of the Remuneration Report has been properly prepared in accordance with section 161 of the Hong Kong Companies Ordinance and Appendix 16 of the Listing Rules.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 28 February 2007

Consolidated Income Statement

for the year ended 31 December 2006

	Note	2006 HK$M	2005 HK$M (Restated)
Revenue	7	45,702	38,491
Expenses			
Purchases of electricity, gas and distribution services		(13,924)	(9,880)
Operating lease and lease service payments	8	(7,176)	(7,063)
Staff expenses		(1,812)	(1,505)
Fuel and other operating costs		(5,710)	(4,098)
Depreciation and amortisation		(4,968)	(4,359)
		(33,590)	(26,905)
Other income, net	9	55	–
Operating profit	10	12,167	11,586
Finance costs	11	(4,762)	(4,445)
Finance income	11	138	124
Share of results, net of income tax			
jointly controlled entities	12, 20	2,936	3,182
associated companies	12, 21	114	127
Profit before income tax		10,593	10,574
Income tax (expense)/credit	13		
current and deferred, excluding tax consolidation benefit		(683)	(1,159)
deferred, tax consolidation benefit from Australia		–	2,004
		(683)	845
Profit for the year		9,910	11,419
(Profit)/loss attributable to minority interest		(10)	1
Earnings attributable to shareholders	14	9,900	11,420
Dividends	15		
Interim dividends paid			
Ordinary		3,612	3,468
Final dividends proposed			
Ordinary		2,144	1,999
Special		48	265
		5,804	5,732
Earnings per share, basic and diluted	16	HK$4.11	HK$4.74

The notes on pages 144 to 193 are an integral part of these consolidated financial statements.

Consolidated Balance Sheet

	Note	2006 HK$M	2005 HK$M (Restated)
Non-current assets			
Fixed assets	*17(A)*	**83,418**	79,509
Leasehold land and land use rights	*17(B)*	**2,235**	2,233
Goodwill and other intangible assets	*18*	**7,326**	6,930
Interests in jointly controlled entities	*20*	**19,173**	16,719
Interests in associated companies	*21*	**8**	1,798
Finance lease receivables	*22*	**2,740**	2,806
Deferred tax assets	*29*	**3,305**	2,537
Derivative financial instruments	*23*	**425**	260
Other non-current assets		**145**	506
		118,775	113,298
Current assets			
Inventory – stores and fuel		**647**	596
Trade and other receivables	*24*	**8,799**	6,759
Finance lease receivables	*22*	**126**	127
Derivative financial instruments	*23*	**1,131**	1,302
Bank balances, cash and other liquid funds	*25*	**1,613**	2,041
		12,316	10,825
Current liabilities			
Customers' deposits		**(3,417)**	(3,308)
Trade and other payables	*26*	**(5,893)**	(6,079)
Income tax payable		**(186)**	(391)
Bank loans and other borrowings	*27*	**(4,264)**	(3,508)
Obligations under finance leases	*28*	**(1,945)**	(1,803)
Derivative financial instruments	*23*	**(1,285)**	(1,134)
		(16,990)	(16,223)
Net current liabilities		**(4,674)**	(5,398)
Total assets less current liabilities		**114,101**	107,900

Consolidated Balance Sheet (continued)

as at 31 December 2006

	Note	2006 HK$M	2005 HK$M (Restated)
Financed by:			
Equity			
Share capital	*30*	**12,041**	12,041
Share premium		**1,164**	1,164
Reserves	*31*		
Proposed dividends		**2,192**	2,264
Others		**40,441**	35,160
Shareholders' funds		**55,838**	50,629
Minority interest		**78**	111
		55,916	50,740
Non-current liabilities			
Bank loans and other borrowings	*27*	**26,014**	25,883
Obligations under finance leases	*28*	**20,865**	19,694
Deferred tax liabilities	*29*	**6,054**	5,718
Derivative financial instruments	*23*	**735**	444
Fuel clause account	*32*	**294**	323
Scheme of Control (SoC) reserve accounts	*33*	**3,346**	4,174
Other non-current liabilities		**877**	924
		58,185	57,160
Equity and non-current liabilities		**114,101**	107,900

W. E. Mocatta
Vice Chairman

Andrew Brandler
Chief Executive Officer

Peter P. W. Tse
Chief Financial Officer

Hong Kong, 28 February 2007

The notes on pages 144 to 193 are an integral part of these consolidated financial statements.

Balance Sheet

as at 31 December 2006

	Note	2006 HK$M	2005 HK$M
Non-current assets			
Fixed assets	*17(A)*	10	8
Interests in subsidiaries	*19*	40,604	40,801
Advance to a subsidiary	*19*	41	41
Other non-current assets		7	10
		40,662	40,860
Current assets			
Trade and other receivables	*24*	9	8
Bank balances and cash		10	14
		19	22
Current liabilities			
Trade and other payables	*26*	(101)	(78)
Advances from subsidiaries	*36(C)*	(186)	(195)
Bank loans and other borrowings	*27*	(2,794)	(185)
		(3,081)	(458)
Net current liabilities		(3,062)	(436)
Total assets less current liabilities		37,600	40,424
Financed by:			
Equity			
Share capital	*30*	12,041	12,041
Share premium		1,164	1,164
Reserves			
Proposed dividends		2,192	2,264
Others		20,203	19,849
Shareholders' funds		35,600	35,318
Non-current liabilities			
Bank loans and other borrowings	*27*	2,000	5,106
Equity and non-current liabilities		37,600	40,424

W. E. Mocatta
Vice Chairman

Andrew Brandler
Chief Executive Officer

Peter P. W. Tse
Chief Financial Officer

Hong Kong, 28 February 2007

The notes on pages 144 to 193 are an integral part of these financial statements.

Consolidated Statement of Changes in Equity

for the year ended 31 December 2006

	Note	Attributable to shareholders				
		Share Capital HK$M	Share Premium HK$M	Reserves HK$M	Minority Interest HK$M	Total HK$M
Balance as at 1 January 2005						
– as previously reported		12,041	1,164	32,024	–	45,229
– changes in accounting policies	2(B)	–	–	446	–	446
– as restated		12,041	1,164	32,470	–	45,675
Net exchange losses	31	–	–	(1,069)	–	(1,069)
Cash flow hedges, net of tax	31	–	–	54	–	54
Revaluation of assets, net of tax	31	–	–	117	–	117
Net losses recognised directly in equity		–	–	(898)	–	(898)
Profit/(loss) for the year		–	–	11,420	(1)	11,419
Total recognised income/(loss) for the year		–	–	10,522	(1)	10,521
Dividends paid						
2004 finals		–	–	(2,119)	–	(2,119)
2005 interims		–	–	(3,468)	–	(3,468)
Minority interest arising from business combination		–	–	–	112	112
Share of movements in reserves of						
– jointly controlled entities	31	–	–	14	–	14
– associated companies	31	–	–	5	–	5
		–	–	(5,568)	112	(5,456)
Balance as at 31 December 2005		12,041	1,164	37,424	111	50,740
Balance as at 1 January 2006, as per above		12,041	1,164	37,424	111	50,740
Net exchange gains	31	–	–	1,425	4	1,429
Cash flow hedges, net of tax	31	–	–	(467)	–	(467)
Revaluation of assets, net of tax	31	–	–	22	–	22
Net gains recognised directly in equity		–	–	980	4	984
Profit for the year		–	–	9,900	10	9,910
Total recognised income for the year		–	–	10,880	14	10,894
Dividends paid						
2005 finals		–	–	(2,264)	–	(2,264)
2006 interims		–	–	(3,612)	–	(3,612)
Acquisition of additional interest in a subsidiary	5(C)	–	–	–	(47)	(47)
Share of movements in reserves of						
– jointly controlled entities	31	–	–	223	–	223
– associated companies	31	–	–	(18)	–	(18)
		–	–	(5,671)	(47)	(5,718)
Balance as at 31 December 2006		**12,041**	**1,164**	**42,633**	**78**	**55,916**

The notes on pages 144 to 193 are an integral part of these consolidated financial statements.

Statement of Changes in Equity

for the year ended 31 December 2006

	Share Capital HK$M	Share Premium HK$M	Capital Redemption Reserve HK$M	Retained Profits HK$M	Total HK$M
Balance as at 1 January 2005	12,041	1,164	2,482	17,616	33,303
Profit for the year	–	–	–	7,602	7,602
Dividends					
2004 finals	–	–	–	(2,119)	(2,119)
2005 interims	–	–	–	(3,468)	(3,468)
Balance as at 31 December 2005	12,041	1,164	2,482	19,631[(a)]	35,318
Balance as at 1 January 2006	12,041	1,164	2,482	19,631	35,318
Profit for the year	–	–	–	6,158	6,158
Dividends					
2005 finals	–	–	–	(2,264)	(2,264)
2006 interims	–	–	–	(3,612)	(3,612)
Balance as at 31 December 2006	**12,041**	**1,164**	**2,482**	**19,913[(a)]**	**35,600**

Note (a): The proposed final dividends as at 31 December 2006 were HK$2,192 million (2005: HK$2,264 million) and the balance of retained profits after proposed final dividends was HK$17,721 million (2005: HK$17,367 million).

As at 31 December 2006, distributable reserves of the Company amounted to HK$19,913 million (2005: HK$19,631 million).

The notes on pages 144 to 193 are an integral part of these financial statements.

Consolidated Cash Flow Statement

for the year ended 31 December 2006

	Note	2006 HK$M	2006 HK$M	2005 HK$M	2005 HK$M
Operating activities					
Net cash inflow from operations	*34*	16,745		16,578	
Operating interest paid		(4,407)		(3,858)	
Interest received		143		118	
Income tax paid		(1,009)		(1,085)	
Net cash inflow from operating activities			11,472		11,753
Investing activities					
Capital expenditure		(5,826)		(5,169)	
Capitalised interest paid		(289)		(283)	
Purchases of intangible assets		(10)		-	
Proceeds from disposal of fixed assets		143		215	
Proceeds from disposal of other assets		–		46	
Net cash outflow for acquisition of subsidiaries		–		(12,439)	
Acquisition of additional interest in a subsidiary	*5(C)*	(39)		–	
Investments in and advances to jointly controlled entities		(846)		(728)	
Dividends received from					
– jointly controlled entities		2,775		3,056	
– associated company		–		61	
Net cash outflow from investing activities			(4,092)		(15,241)
Net cash inflow/(outflow) before financing activities			7,380		(3,488)
Financing activities					
Proceeds from long-term borrowings		16,354		21,272	
Repayment of long-term borrowings		(17,161)		(11,070)	
Repayment of obligations under finance leases		(1,958)		(1,759)	
Increase in short-term borrowings		787		239	
Dividends paid		(5,876)		(5,587)	
Net cash (outflow)/inflow from financing activities			(7,854)		3,095
Net decrease in cash and cash equivalents			(474)		(393)
Cash and cash equivalents at beginning of year			2,041		2,520
Effect of exchange rate changes			46		(86)
Cash and cash equivalents at end of year			1,613		2,041
Analysis of balances of cash and cash equivalents					
Short-term investments			-		377
Deposits with banks			1,336		1,481
Cash at banks and on hand			277		183
			1,613		2,041

The notes on pages 144 to 193 are an integral part of these consolidated financial statements.

1. General Information

The Company, CLP Holdings Limited, and its subsidiaries are collectively referred to as the Group in the consolidated financial statements. The Company is a limited liability company incorporated and listed in Hong Kong. The principal activity of the Company is investment holding whilst the principal activities of the subsidiaries are the generation and supply of electricity in Hong Kong, Australia and India, and investment holding of power projects in the Chinese mainland, Southeast Asia and Taiwan.

The financial operations of the Company's major subsidiary, CLP Power Hong Kong Limited (CLP Power Hong Kong), and its jointly controlled entity, Castle Peak Power Company Limited (CAPCO), are governed by a Scheme of Control (SoC) Agreement entered into with the Hong Kong Government. Our electricity business in Hong Kong is therefore also referred to as the SoC business. The main features of the current SoC are summarised on page 194.

These financial statements have been approved for issue by the Board of Directors on 28 February 2007.

2. Significant Accounting Policies

(A) Basis of Preparation

The financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards (HKFRS) issued by the Hong Kong Institute of Certified Public Accountants (HKICPA). They have been prepared under the historical cost convention, as modified by the revaluation of certain financial assets and financial liabilities (including derivative financial instruments) which are stated at fair value.

The preparation of the financial statements in conformity with HKFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in Note 3.

(B) Changes in Accounting Policies

(i) Adoption of new/revised HKFRS effective 1 January 2006

The Group has adopted HKFRS-Int 4 "Determining whether an Arrangement contains a Lease", which prescribes that the determination of whether an arrangement is or contains a lease shall be based on the substance of the arrangement. It requires an assessment of whether the fulfilment of the arrangement is dependent on the use of specific assets and the arrangement conveys a right to use such assets. The adoption of HKFRS-Int 4 has resulted in certain contractual arrangements on electricity supply and power purchase of the Group's subsidiaries and jointly controlled entities being accounted for as finance or operating leases. In prior years, these arrangements were accounted for as normal sale and purchase contracts.

The change in this accounting policy has been applied retrospectively with comparative figures restated accordingly. The effects of the resulting changes are summarised on the opposite page.

2. Significant Accounting Policies (continued)

(B) Changes in Accounting Policies (continued)

(i) Adoption of new/revised HKFRS effective 1 January 2006 (continued)

Consolidated Income Statement

For the year ended 31 December

	2006 HK$M	2005 HK$M
Decrease in revenue	(116)	(93)
Decrease in expenses	3,242	2,984
Increase in finance costs	(3,020)	(2,832)
Increase/(decrease) in share of results, net of income tax		
– jointly controlled entities	40	83
– associated companies	(64)	(13)
Increase in income tax expense	(8)	(77)
Increase in earnings attributable to shareholders	74	52
Increase in earnings per share, basic and diluted (HK$)	0.03	0.02

Consolidated Balance Sheet

As at 31 December

	2006 HK$M	2005 HK$M
Increase in fixed assets	20,154	18,694
Decrease in leasehold land and land use rights	(1)	(1)
Increase in interests in jointly controlled entities	306	200
Increase in interests in associated companies	–	157
Increase in finance lease receivables	2,866	2,933
Increase in other current assets	232	235
Increase in income tax payable	(15)	(15)
Increase in obligations under finance leases	(22,794)	(21,484)
Increase in deferred tax liabilities	(259)	(246)
Decrease/(increase) in other non-current liabilities	58	(3)
Increase in net assets	547	470

Other new/revised HKFRS effective 1 January 2006 have no significant impact on the Group's financial statements.

(ii) New/revised HKFRS that have been issued but are not yet effective

The following new/revised HKFRS which have been issued are mandatory for the Group's accounting periods beginning on or after 1 January 2007 and the Group has not early adopted:

- Amendment to HKAS 1 "Capital Disclosures"
- HKFRS 7 "Financial Instruments: Disclosures"
- HK(IFRIC)-Int 10 "Interim Financial Reporting and Impairment"

Apart from certain presentational changes, the adoption of the above new/revised HKFRS will have no significant impact on the Group's financial statements.

2. Significant Accounting Policies (continued)

(C) Basis of Consolidation

The consolidated financial statements of the Group incorporate the financial statements of the Company and its subsidiaries made up to 31 December and include the Group's interests in jointly controlled entities and associated companies on the basis set out in Note (E) and Note (F) below, respectively.

The results of subsidiaries acquired during the year are included in the consolidated income statement from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases. Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiaries. Purchases of minority interests result in goodwill, being the difference between any consideration paid and the relevant share of the carrying value of net assets of the subsidiary acquired.

Intercompany transactions, balances and unrealised gains on transactions between Group companies are eliminated on consolidation. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries, jointly controlled entities and associated companies have been changed where necessary to ensure consistency with the policies adopted by the Group.

(D) Subsidiaries

A subsidiary is an entity which is controlled by the Company through, directly or indirectly, controlling the composition of the board of directors, controlling more than half of the voting power or holding more than half of the issued share capital. Control represents the power to govern the financial and operating policies of that entity. Where an entity in which the Company holds, directly or indirectly, more than half of the issued share capital, is excluded from consolidation on the grounds of lack of effective control, it would be accounted for as a jointly controlled entity or an associated company, as appropriate.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement.

Interests in subsidiaries are carried on the balance sheet of the Company at cost together with advances from the Company which are neither planned nor likely to be settled in the foreseeable future, less provision for impairment. Provision for impairment in a subsidiary is made when the recoverable amount of the subsidiary is lower than the Company's respective cost of investment. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

(E) Jointly Controlled Entities

A jointly controlled entity is a joint venture in which the Group and other parties undertake an economic activity which is subject to joint control and none of the participating parties has unilateral control over the economic activity.

Interests in jointly controlled entities in the consolidated financial statements are accounted for by the equity method of accounting. The Group's share of its jointly controlled entities' post-acquisition results is recognised in the consolidated income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. In the consolidated balance sheet, interests in jointly controlled entities comprise the Group's share of the net assets and its net advances made to the jointly controlled entities (where the advances are neither planned nor likely to be settled in the foreseeable future), plus goodwill identified on acquisition and net of accumulated impairment losses.

2. Significant Accounting Policies (continued)

(E) Jointly Controlled Entities (continued)

Unrealised gains on transactions between the Group and its jointly controlled entities are eliminated to the extent of the Group's interest in the jointly controlled entities. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the assets transferred.

(F) Associated Companies

An associated company is an entity over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights.

Interests in associated companies in the consolidated financial statements are accounted for by the equity method of accounting. The Group's share of its associated companies' post-acquisition results is recognised in the consolidated income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. In the consolidated balance sheet, interests in associated companies comprise the Group's share of the net assets and its net advances made to the associated companies (where the advances are neither planned nor likely to be settled in the foreseeable future), plus goodwill identified on acquisition and net of accumulated impairment losses.

Unrealised gains on transactions between the Group and its associated companies are eliminated to the extent of the Group's interest in the associated companies. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the assets transferred.

(G) Foreign Currency Translation

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in Hong Kong dollars, which is the Company's functional and presentation currency.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges or qualifying net investment hedges.

For subsidiaries, jointly controlled entities and associated companies that have a functional currency different from the Group's presentation currency (i.e. Hong Kong dollars), assets and liabilities for each balance sheet presented are translated at the year-end closing rate; whilst income and expenses for each income statement item are translated at average exchange rates for the year (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the date of the transactions). All resulting exchange differences are recognised as a separate component of equity. When a foreign entity is sold, exchange differences that were recorded in equity are recognised in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the year-end closing rate.

(H) Segment Reporting

A geographical segment is a group of assets and operations engaged in providing services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments. In accordance with the Group's internal financial reporting, the Group has determined that geographical segments be presented as the primary reporting format.

2. Significant Accounting Policies (continued)

(H) Segment Reporting (continued)

Segment assets consist primarily of fixed assets, intangible assets, receivables and other operating assets, and exclude investments in jointly controlled entities and associated companies and income tax assets. Segment liabilities comprise operating liabilities and exclude items such as income tax liabilities and borrowings. Segment revenue is based on the country in which the electricity is generated and/or services are rendered. Segment capital additions represent the total cost incurred during the year to acquire fixed assets and other segment assets that are expected to be used for more than one year.

Unallocated items comprise mainly corporate expenses, corporate assets, and the Company's liquid funds and borrowings.

(I) Revenue

Revenue primarily represents sales of electricity and gas, engineering and maintenance service fees, other electricity-related revenue such as temporary electricity supply works and reconnection fees and adjustments stipulated under the SoC. It is measured at the fair value of the consideration received or receivable, net of applicable tax, discounts and rebates.

Sales of electricity and gas are based on either actual and accrued consumption derived from meter readings or the amount billed in accordance with the terms of the contractual agreements where applicable during the year. Other revenue is recognised when services are rendered or sales are completed.

Lease service income comprises servicing income and fuel costs received from lessees with respect to the leased assets. Finance lease income represents the interest element of the lease receipts on lease receivables and lease income is recognised over the lease period using the effective interest method.

Interest income is recognised on a time proportion basis using the effective interest method.

(J) Fixed Assets

Fixed assets are stated at cost less accumulated depreciation and accumulated impairment losses. Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All repairs and maintenance are charged to the income statement during the year in which they are incurred. For any asset replacement, the carrying amount of the replaced part is derecognised. An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

Fixed assets employed for the electricity business in Hong Kong, also referred to as SoC fixed assets, represent a major portion of the assets of the Group. Depreciation of these assets is on a straight-line basis using the rates authorised under the SoC which reflect the pattern in which the assets' economic benefits are consumed:

Buildings	35 years
Cable tunnels	100 years
Overhead lines (132 kV and above)	35 years
Overhead lines (below 132 kV) and cables	30 years
Generating plant	25 years
Switchgear and transformers	35 years
Meters	15 years
System control equipment, furniture, tools, communication and office equipment	10 years
Computers and office automation equipment other than those forming part of the generating plant	5 years
Motor vehicles	5 years

Under the SoC, leasehold land is considered as one class of fixed assets on which a permitted return is earned and is amortised over the unexpired term of the lease.

2. Significant Accounting Policies (continued)

(J) Fixed Assets (continued)

Fixed assets used for the non-SoC business, primarily relating to the electricity business located outside Hong Kong, are also depreciated on a straight-line basis. Their estimated useful lives are similar to those of the SoC fixed assets and are set out as follows:

Buildings	30 – 40 years
Generating plant	17 – 31 years
Switchgear and transformers	17 – 45 years
Gas storage plant	25 years
Other equipment	10 – 30 years
Furniture and fittings	5 – 10 years
Computers and office equipment	3 – 7 years
Motor vehicles	3 – 10 years
Leasehold land	unexpired term of the lease
Land use rights	30 years
Freehold land	not depreciable

The assets' residual values and useful lives are reviewed and adjusted, if appropriate, at each balance sheet date.

For plant under construction, no depreciation is provided until the construction is completed and the assets are ready for their intended use.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

The gain or loss on disposal of a fixed asset is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognised in the income statement.

(K) Leases

Leases of assets in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under an operating lease, e.g. up-front payments for leasehold land or land use rights, are amortised on a straight-line basis over the term of the lease to the income statement.

Leases of assets where the lessee has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at their commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments. A fixed asset under a finance lease is depreciated over the shorter of its useful life or the lease term.

For a finance lease, each lease receipt/payment is allocated between the receivable/liability and finance income/charges so as to achieve a constant rate on the finance balance outstanding. The interest element of the lease receipt/payment is recognised in the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the receivable/liability for each period.

For an operating lease, the lease income/expense is recognised over the term of the lease on a straight-line basis.

In the case of an electricity supply or a power purchase contractual arrangement, where the fulfilment of the arrangement is dependent on the use of specific assets and the arrangement conveys a right to use these assets, such a contractual arrangement is accounted for as a finance or operating lease. Payments for services and the cost of inputs of the arrangement are excluded from the calculation of the minimum lease payments.

2. Significant Accounting Policies (continued)

(L) Intangible Assets

(i) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary, jointly controlled entity or associated company at the date of acquisition. It is capitalised in the balance sheet as a separate asset if it relates to the acquisition of a subsidiary or included within interests in jointly controlled entities or associated companies if arising from an acquisition of these respective entities. Goodwill is tested for impairment annually or whenever there is an indication that it may be impaired and is carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash generating units for the purpose of impairment testing. The allocation is made to those cash generating units which are expected to benefit from the business combination in which the goodwill arose.

(ii) Other intangible assets

Intangible assets other than goodwill are measured initially at cost or, if acquired in a business combination, fair value at the acquisition date. An intangible asset with a finite useful life is amortised on a straight-line basis over its useful life and carried at cost less accumulated amortisation and accumulated impairment losses. An intangible asset with an indefinite useful life is tested for impairment annually or whenever there is an indication that it may be impaired and carried at cost less accumulated impairment losses.

(M) Derivative Financial Instruments and Hedging Activities

A derivative is initially recognised at fair value on the date a derivative contract is entered into and is subsequently remeasured at its fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain derivatives as either hedges of the fair value of recognised assets or liabilities or firm commitment (fair value hedges) or hedges of highly probable forecast transactions (cash flow hedges).

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions have been and will continue to be highly effective in offsetting changes in fair values or cash flows of hedged items.

(i) Fair value hedges

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

(ii) Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in equity. The gain or loss relating to the ineffective portion is recognised immediately in the income statement.

Amounts accumulated in equity are transferred to the income statement in the periods when the hedged item affects earnings. However, when the highly probable forecast transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the measurement of the initial cost or carrying amount of the asset or liability.

2. Significant Accounting Policies (continued)

(M) Derivative Financial Instruments and Hedging Activities (continued)

(ii) Cash flow hedges (continued)

When a hedging instrument expires or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

(iii) Derivatives not qualifying for hedge accounting or held for trading purposes

Certain derivative financial instruments do not qualify for hedge accounting or are held for trading purposes. Changes in the fair value of these derivative financial instruments are recognised immediately in the income statement.

The Group enters into sale and purchase transactions for commodities within the ordinary course of business. Transactions that take the form of contracts that are within the scope of HKAS 39 are fair valued at each balance sheet date. Contracts that were entered into and continue to be held for the purpose of receipt or delivery of commodities in accordance with the Group's expected sale, purchase or usage requirements are not within the scope of HKAS 39 but need to be assessed at inception to determine if they contain embedded derivatives.

An embedded derivative is one or more implicit or explicit terms in a contract that affect the cash flows of the contract in a manner similar to a stand-alone derivative instrument. Any embedded derivative that meets the separation criterion shall be separated from its host contract and measured as if it were a stand-alone derivative if its economic characteristics are not closely related to those of the host contract.

(N) Inventory

Inventory comprises stores and fuel which are stated at the lower of cost and net realisable value. Cost is calculated on the weighted average basis for stores. For fuel, the cost is measured on the first-in, first-out basis for oil and naphtha and weighted average basis for gas. Net realisable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

(O) Trade and Other Receivables

Trade and other receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of trade and other receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtors, probability that the debtor will enter into bankruptcy or financial reorganisation, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The amount of the provision is recognised in the income statement.

(P) Cash and Cash Equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise cash at banks and on hand, demand deposits with banks and other financial institutions, short-term, highly liquid investments that are readily convertible to cash and with a maturity of three months or less from date of investment, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

2. Significant Accounting Policies (continued)

(Q) Impairment of Assets

Assets that have an indefinite useful life are not subject to amortisation. They are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, and in any case, at least annually. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use.

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units).

An impairment loss recognised in prior years for an asset other than goodwill is reversed when there is a favourable change in the estimates used to determine the recoverable amount of an asset. A reversal of the impairment loss is limited to the asset's carrying amount (net of accumulated amortisation or depreciation) that would have been determined had no impairment loss been recognised in prior years.

(R) Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Transaction costs are incremental costs that are directly attributable to the acquisition or issue of a financial liability. Borrowings are subsequently stated at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption value is amortised to the income statement or cost of the qualifying assets over the period of the borrowings using the effective interest method.

Borrowing costs are charged to the income statement in the year in which they are incurred, except to the extent that they are capitalised when they are directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to get ready for its intended use.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

(S) Deferred Tax

Deferred tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred tax asset is realised or the deferred tax liability is settled.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred tax is also provided on temporary differences arising on investments in subsidiaries, jointly controlled entities and associated companies, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

(T) Provisions and Contingent Liabilities

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount has been reliably estimated.

Contingent liabilities are possible obligations that arise from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events not wholly within the control of the Group. Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote.

2. Significant Accounting Policies (continued)

(U) Employee Benefits

(i) Retirement benefits

The Group operates and/or participates in a number of defined contribution plans in Hong Kong, including the CLP Group Provident Fund Scheme and Mandatory Provident Fund (MPF) scheme administrated by HSBC Life (International) Limited. These schemes are set up as required under the Hong Kong Mandatory Provident Fund Schemes Ordinance. The assets of these schemes are held in separate trustee-administered funds. The pension plans are funded by payments from employees and by the participating companies of the Group, and provide benefits linked to contributions and investment returns on the plans. The Group has no further payment obligations once the contributions have been paid.

Contributions to the defined contribution plans are recognised as an expense in the income statement in the year to which the contributions relate, except to the extent that they are capitalised as part of the cost of qualifying assets.

The Group's employees outside Hong Kong are covered by the respective retirement schemes in accordance with local legislation.

(ii) Incentive bonus and employee leave entitlement

Provisions are made for the estimated liability for incentive bonus and employee leave entitlement as a result of services rendered by employees up to the balance sheet date.

(V) Related Parties

Related parties are individuals and companies, including subsidiaries, fellow subsidiaries, jointly controlled entities, associated companies and key management personnel, where the individual or company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. A close family member of any such individual is considered to be a related party. Parties are also considered to be related if they are under common control.

3. Critical Accounting Estimates and Judgements

In preparing the consolidated financial statements, management is required to exercise significant judgements in the selection and application of accounting principles, including making estimates and assumptions. The following is a review of the more significant accounting policies that are impacted by judgements and uncertainties and for which different amounts may be reported under a different set of conditions or using different assumptions.

(A) Asset Impairment

The Group has made substantial investments in tangible long-lived assets and equity investments outside Hong Kong. The Group conducts impairment reviews of these assets whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable or tests for impairment of goodwill annually in accordance with the relevant accounting standards. Determining whether an asset is impaired requires an estimation of the value in use, which requires the Group to estimate the future cash flows and a suitable discount rate in order to calculate the present value. Where the actual future cash flows are less than expected, a material impairment loss may arise. In 2006, after reviewing the business environment as well as the Group's objectives and past performance of the investments, management concluded that apart from an impairment loss of HK$1,176 million on fixed assets of Yallourn Power Station, Australia, there was no material impairment loss for goodwill and other long-lived assets.

3. Critical Accounting Estimates and Judgements (continued)

(B) Deferred Tax

As at 31 December 2006, a deferred tax asset of HK$4,790 million (2005: HK$3,815 million) in relation to unused tax losses was recognised in the consolidated balance sheet. Estimating the deferred tax asset arising from tax losses requires a process that involves determining appropriate tax provisions, forecasting future years' taxable income and assessing our ability to utilise tax benefits through future earnings. In cases where the actual future profits generated are less than expected, a material reversal of the deferred tax asset may arise, which would be recognised in the income statement for the period in which such a reversal takes place. The Group's deferred tax asset arising from tax losses is from our Australian business. While the current financial models indicate that the tax losses can be utilised in the future, any changes in assumptions and estimates and in tax regulations can affect the recoverability of this deferred tax asset.

(C) SoC Agreement

The financial operations of the Company's major subsidiary, CLP Power Hong Kong, and its jointly controlled entity, CAPCO, are governed by a SoC Agreement entered into with the Hong Kong Government.

The current SoC Agreement will expire on 30 September 2008. The Hong Kong Government is in discussion with CLP Power Hong Kong and CAPCO regarding the post-2008 regulatory framework. The final post-2008 regulatory framework will be subject to negotiation and agreement between CLP Power Hong Kong, CAPCO and the Government. The Group considers that, under the post-2008 framework, there will not be any impairment to the fixed and other assets employed for the Hong Kong electricity business.

(D) SoC-related Accounts

As stipulated in the SoC Agreement, the balance in the Development Fund shall represent a liability in the financial statements of CLP Power Hong Kong and shall not accrue to the benefit of its shareholders save as provided for by the SoC. In addition, an interest charge of 8% per annum on the Development Fund balance is to be accrued to the Rate Reduction Reserve account. CLP Power Hong Kong also has the obligation to maintain the fuel clause account, which represents the difference between an agreed standard cost of fuel and the actual fuel costs.

The Group considers that CLP Power Hong Kong is required under the SoC to discharge its obligations arising from the SoC upon the expiry of the SoC Agreement such that the account balances of the Development Fund, the Rate Reduction Reserve and the fuel clause account meet the definition of a liability. As a result, the Group recognises, in accordance with the SoC Agreement, income from sales of electricity as revenue except to the extent that the sales in the current period give rise to liabilities. This classification is based on the existing SoC arrangement which will expire in 2008. Should there be any change to the terms of the existing SoC, a reclassification may be required.

(E) Lease Accounting

Effective 1 January 2006, the Group has adopted HKFRS-Int 4 "Determining whether an Arrangement contains a Lease", which prescribes that the determination of whether an arrangement is or contains a lease shall be based on the substance of the arrangement. It requires an assessment of whether the fulfilment of the arrangement is dependent on the use of specific assets and the arrangement conveys a right to use such assets. The adoption of HKFRS-Int 4 has resulted in finance lease accounting being applied to CLP Power Hong Kong as lessee for the Electricity Supply Contract with CAPCO, as well as GPEC, Ho-Ping, EGCO and BLCP as lessors for the Power Purchase Agreements with their respective off-takers. To apply finance lease accounting, a number of assumptions in the lease models, such as minimum lease payments, implicit interest rates, residual values of the power plants at the end of contract periods and discount rates, have been made. Any changes to these assumptions in the future will affect the value of the lease assets and liabilities recognised and the corresponding lease income and expenses in the Group's financial statements.

4. Financial Risk Management

(A) Financial Risk Factors

The Group's activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest risk and price risk), credit risk, liquidity risk and cash flow interest-rate risk. The Group's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise the impact of exchange rate, interest rate and wholesale market energy price fluctuations on the Group's financial performance. The Group uses different derivative financial instruments to manage its exposure in these areas. Other than certain energy trading activities engaged by subsidiaries of CLP Australia Holdings Pty Ltd (CLP Australia), all derivative financial instruments are employed solely for hedging purposes.

Risk management for Hong Kong operations, predominately the Company and its major subsidiary CLP Power Hong Kong, is carried out by the Company's central treasury department (Group Treasury) under policies approved by the Board of Directors or the Finance and General Committee of those respective companies. Overseas subsidiaries, jointly controlled entities and associated companies conduct their risk management activities in accordance with the policies approved by their respective Boards. Group Treasury identifies, evaluates and monitors financial risks in close co-operation with the Group's operating units. The Group has written policies covering specific areas, such as foreign exchange risk, interest-rate risk, credit risk, use of derivative financial instruments and cash management.

(i) Market risk

(a) Foreign exchange risk

The Group's foreign currency exposures primarily arise from investments outside Hong Kong and CLP Power Hong Kong's significant foreign currency obligations relating to its U.S. dollar-denominated debts, nuclear power purchase off-take commitments and other fuel-related payments.

The Group uses forward contracts and currency swaps to manage its foreign exchange risk arising from future commercial transactions and recognised liabilities which are denominated in a currency that is not their functional currency. Hedging is only considered for firm commitments and highly probable forecast transactions. In order to mitigate the potential impact of foreign currency movement on electricity tariff in Hong Kong, CLP Power Hong Kong hedges all its U.S. dollar debt repayment obligations for the full tenor and a significant portion of its U.S. dollar obligations on fuel purchases for up to five years, provided that the hedging can be accomplished at rates below the Hong Kong Government's historical target peg rate of HK$7.8:US$1.

With respect to the power project investments in the Asia-Pacific region, the Group is exposed to both foreign currency translation and transaction risks. The Group does not hedge the translation risk because translation gains or losses do not affect the project company's cash flow or the Group's annual profit until an investment is sold. The non-functional currency transaction exposures at the individual project company level, if not managed properly, can lead to significant financial distress. Our primary risk mitigation is therefore to ensure that project-level debt financings are implemented on a local currency basis to the maximum extent possible. Certain investments have also incorporated direct and indirect indexation in their project agreements to reduce earnings impact from foreign exchange fluctuations.

(b) Wholesale market energy price risk

CLP Australia sells and purchases electricity to/from the Australia's National Electricity Market. Hedging contracts are entered into to cover forecast generation loads and retail customer demands, despite its vertically integrated business structure which has been achieved since the acquisition of the MEB in May 2005. These contracts fix the price of electricity within a certain range for the purpose of hedging or protecting against fluctuations in the spot market price.

In addition to its physical market position, CLP Australia enters into financial transactions and other contractual commitments for energy trading purposes. This activity does create exposures which are actively monitored and managed.

4. Financial Risk Management (continued)

(A) Financial Risk Factors (continued)

(i) Market risk (continued)

(b) Wholesale market energy price risk (continued)

CLP Australia manages such exposures through an established risk management framework consisting of policies to place appropriate limits on overall energy market exposures, delegations of authority on trading, pre-defined product lists, regular reporting of exposures, and segregation of duties. The corporate governance process also includes the oversight by a Risk Management Committee which acts on behalf of CLP Australia's Board.

(ii) Credit risk

The Group has no significant concentrations of credit risk with respect to the sales of electricity and/or gas in Hong Kong and Australia as their customer bases are widely dispersed in different sectors and industries. The Group has policies in place to monitor the financial viability of counterparties. CLP Power Hong Kong has established the credit policy to allow electricity sale customers to settle their bills within two weeks after issue. To limit the credit risk exposure, CLP Power Hong Kong also has the policy to require deposits from customers for an amount not exceeding the highest expected charge for 60 days determined from time to time by reference to the usage of the customers. For CLP Australia, receivables are due for settlement no more than 30 days after issue and collectibility is reviewed on an ongoing basis.

Gujarat Paguthan Energy Corporation Private Limited (GPEC), our subsidiary in India, sells all of its electricity output to Gujarat Urja Vikas Nigam Ltd (GUVNL) through a 20-year power purchase agreement (PPA). With management's close monitoring of outstanding receivables and the implementation of an amended PPA in recent years, the position of overdue and disputed receivables has improved significantly.

On the treasury side, all finance-related hedging transactions and deposits of the Company and its principal subsidiaries are made with counterparties with acceptable credit ratings to minimise credit exposure. The Group further assigns mark-to-market limits to its financial counterparties and monitors potential exposures to all counterparties. All derivatives transactions are entered into at the sole credit of the respective subsidiaries, jointly controlled entities and associated companies without recourse to the Company.

(iii) Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and making available an adequate amount of committed credit facilities with staggered maturities to reduce refinancing risk in any year and to fund working capital, debt servicing, dividend payments, new investments and close out market positions if required. The Group maintains significant flexibility to respond to opportunities and events by ensuring that committed credit lines are available.

(iv) Interest-rate risk

The Group's interest-rate risk arises from debt borrowings. Borrowings issued at variable rates expose the Group to cash flow interest-rate risk whilst borrowings issued at fixed rates expose the Group to fair value interest-rate risk. The Group manages its interest-rate risk by using fixed rate borrowings and interest rate swaps which have the economic effect of converting borrowings from floating rates to fixed rates.

The appropriate level of the fixed/floating mix is determined for each operating company subject to a regular review. For instance, CLP Power Hong Kong conducts an annual review to determine a preferred fixed/floating interest rate mix appropriate for its business profile. Each overseas subsidiary and project company has developed its own hedging programme taking into consideration project debt service sensitivities to interest rate movements, lender requirements, tax and accounting implications. As at 31 December 2006, 48% (2005: 54%) of the Group's borrowings were at fixed rates.

4. Financial Risk Management (continued)

(B) Accounting for Derivative Financial Instruments and Hedging Activities

These are covered under the Significant Accounting Policies Note 2(M).

(C) Fair Value Estimation

The fair value of financial instruments traded in active markets (such as publicly traded derivatives) is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Group is the current bid price; the appropriate quoted market price for financial liabilities is the current ask price.

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using appropriate valuation techniques and making assumptions that are based on market conditions existing at each balance sheet date. A discounted cash flow method is used to determine the fair value of long-term borrowings. The fair value of forward foreign exchange contracts is calculated as the present value of expected future cash flows relating to the difference between the contract rates and the market forward rates at the balance sheet date. In measuring the swap transactions, the fair value is the net present value of the estimated future cash flows discounted at the market quoted swap rates.

The nominal values less estimated credit adjustments of trade receivables and payables are assumed to approximate their fair values.

5. Changes in the Group

During the year, the Group (a) formed a jointly controlled entity, OneEnergy Limited (OneEnergy), with Mitsubishi Corporation of Japan, (b) transferred its interest in BLCP Power Limited (BLCP) in Thailand to an associated company of OneEnergy, and (c) acquired an additional interest in the Huaiji hydro power project in Guangdong, the Chinese mainland.

(A) Formation of OneEnergy

On 22 March 2006, the Group and Mitsubishi Corporation of Japan formed a 50:50 jointly controlled entity, OneEnergy, for the purpose of acquiring interests in, and developing and operating, power generation businesses in Southeast Asia and Taiwan. The Group's interest of 22.4% in Electricity Generating Public Company Limited (EGCO) in Thailand was injected into OneEnergy upon formation, resulting in a gain of HK$343 million.

(B) Share Transfer of BLCP

On 30 October 2006, the Group executed a Share Purchase Agreement with EGCO for the transfer of the Group's 50% interest in BLCP to EGCO at a total consideration of approximately HK$1,424 million. The gain arising from such share transfer amounted to HK$888 million.

(C) Additional Interest in Huaiji Project

On 31 August 2006, the Group acquired an additional 9.9% interest in the Huaiji project at a consideration of HK$39 million. HK$8 million, being the excess of the corresponding share of the net assets acquired over the consideration, has been credited to the consolidated income statement.

6. Segment Information

The Group operates, through its subsidiaries, jointly controlled entities and associated companies, in five major geographical regions – Hong Kong, Australia, the Chinese mainland, India, and Southeast Asia and Taiwan. Information about the Group's operations by geographical regions is as follows:

	Hong Kong HK$M	Australia HK$M	Chinese Mainland HK$M	India HK$M	Southeast Asia & Taiwan HK$M	Unallocated Items HK$M	Total HK$M
For year ended 31 December 2006							
Revenue	29,555	13,770	131	2,196	46	4	45,702
Segment results	10,761	(551)	(70)	962	1,233	(168)	12,167
Share of results, net of income tax							
jointly controlled entities	1,532	24	1,058[(a)]	–	322	–	2,936
associated companies	–	2	–	–	112	–	114
Profit/(loss) before net finance costs and income tax	12,293	(525)	988	962	1,667	(168)	15,217
Finance costs							(4,762)
Finance income							138
Profit before income tax							10,593
Income tax expense							(683)
Profit for the year							9,910
Profit attributable to minority interest							(10)
Earnings attributable to shareholders							9,900
Capital additions	8,089	1,101	31	2	–	5	9,228
Depreciation and amortisation	4,053	874	36	2	1	2	4,968
Impairment charge	–	1,176	–	–	–	–	1,176
As at 31 December 2006							
Segment assets							
owned and leased fixed assets	68,236	14,492	675	3	2	10	83,418
other segment assets	5,705	11,860	499	6,026	1,056	41	25,187
Interests in							
jointly controlled entities	7,300	1,199	6,523	–	4,151	–	19,173
associated companies	–	8	–	–	–	–	8
Deferred tax assets	–	3,264	41	–	–	–	3,305
Consolidated total assets	81,241	30,823	7,738	6,029	5,209	51	131,091
Segment liabilities							
obligations under finance leases	22,794	16	–	–	–	–	22,810
other segment liabilities	11,148	3,959	77	534	37	92	15,847
Bank loans and other borrowings	13,053	10,954	253	1,224	–	4,794	30,278
Current and deferred tax liabilities	5,510	193	25	510	2	–	6,240
Consolidated total liabilities	52,505	15,122	355	2,268	39	4,886	75,175

Note (a): Out of the HK$1,058 million, HK$751 million was attributed to investments in Guangdong Nuclear Power Joint Venture Company, Limited (GNPJVC) and Hong Kong Pumped Storage Development Company, Limited (PSDC), whose generating facilities serve Hong Kong.

6. Segment Information (continued)

	Hong Kong HK$M	Australia HK$M	Chinese Mainland HK$M	India HK$M	Southeast Asia & Taiwan HK$M	Unallocated Items HK$M	Total HK$M
For year ended 31 December 2005							
Revenue	28,516	8,045	17	1,876	35	2	38,491
Segment results	10,553	643	(132)	695	(35)	(138)	11,586
Share of results, net of income tax							
jointly controlled entities	1,782	16	1,102[a]	–	282	–	3,182
associated companies	–	–	–	–	127	–	127
Profit/(loss) before net finance costs and income tax	12,335	659	970	695	374	(138)	14,895
Finance costs							(4,445)
Finance income							124
Profit before income tax							10,574
Income tax credit							845
Profit for the year							11,419
Loss attributable to minority interest							1
Earnings attributable to shareholders							11,420
Capital additions	8,029	750	2	2	–	1	8,784
Depreciation and amortisation	3,684	663	7	2	1	2	4,359
Impairment charge	–	–	–	–	–	–	–
As at 31 December 2005							
Segment assets							
owned and leased fixed assets	64,621	14,196	669	11	4	8	79,509
other segment assets	5,013	12,374	247	5,845	44	37	23,560
Interests in							
jointly controlled entities	7,092	1,093	6,888	–	1,646	–	16,719
associated companies	–	5	–	–	1,793	–	1,798
Deferred tax assets	–	2,504	33	–	–	–	2,537
Consolidated total assets	76,726	30,172	7,837	5,856	3,487	45	124,123
Segment liabilities							
obligations under finance leases	21,484	13	–	–	–	–	21,497
other segment liabilities	11,287	4,271	150	557	44	77	16,386
Bank loans and other borrowings	11,528	11,108	228	1,236	–	5,291	29,391
Current and deferred tax liabilities	5,466	133	27	483	–	–	6,109
Consolidated total liabilities	49,765	15,525	405	2,276	44	5,368	73,383

Note (a): Out of the HK$1,102 million, HK$760 million was attributed to investments in GNPJVC and PSDC, whose generating facilities serve Hong Kong.

Owing to its growing significance to the Group, India is identified as a reportable segment and is reported separately. The 2005 comparative segment data has been restated.

No business analysis is shown as substantially all the principal activities of the Group are for the generation and supply of electricity. These businesses are managed and operated on an integrated basis in each region. It is therefore not considered appropriate to disclose the generation and supply businesses separately.

7. Revenue

An analysis of the Group revenue is as follows:

	2006 HK$M	2005 HK$M
Sales of electricity	39,662	34,928
Lease service income (A)	1,500	1,419
Finance lease income	423	453
Sales of gas	3,108	1,801
Other revenue	807	417
	45,500	39,018
Transfer from/(to) Development Fund (B)	202	(527)
	45,702	38,491

(A) In accordance with HKFRS-Int 4, servicing income and fuel costs received from lessees with respect to the leased assets are not part of the minimum lease payments and are recognised as lease service income.

(B) Pursuant to the SoC Agreement, if the gross tariff revenue in Hong Kong in any year exceeds or is less than the total of the operating costs, permitted return and taxation charges, such excess shall be added to, or such deficiency shall be deducted from, the Development Fund (Note 33).

8. Operating Lease and Lease Service Payments

In accordance with HKFRS-Int 4, fuel and servicing charges paid to lessors with respect to the leased assets are not part of the minimum lease payments and are recognised as lease service payments.

9. Other Income, net

	2006 HK$M	2005 HK$M
Gain on formation of OneEnergy (Note 5(A))	343	–
Gain on transfer of BLCP to EGCO (Note 5(B))	888	–
Impairment charge on fixed assets, before income tax (Note 17)	(1,176)	–
	55	–

Taking into account the income tax effect, the impairment charge on fixed assets was HK$823 million, and the after tax net other income is HK$408 million (Note 14).

10. Operating Profit

Operating profit is stated after charging/(crediting) the following:

	2006 HK$M	2005 HK$M
Charging		
Staff costs (A)		
Salaries and other costs	2,070	1,769
Retirement benefits costs (B)	203	155
Auditors' remuneration (C)		
Audit	30	17
Permissible non-audit services	3	17
Operating lease expenditure for long-term hedge agreement with Ecogen	216	125
Net loss on disposal of fixed assets	216	188
Net fair value loss/(gain) on derivative financial instruments		
Cash flow hedges, transfer from equity	13	(58)
Fair value hedges	(26)	–
Transactions not qualifying as hedges	132	96
Net exchange loss	49	30
Crediting		
Net rental income from properties	(13)	(14)
Capital gain on disposal of properties	(25)	(128)
Net gain on disposal of other assets	–	(37)

(A) Staff costs include amounts recharged to jointly controlled entities for services provided.

(B) The retirement benefit plans for staff employed by Group companies in Hong Kong are regarded as defined contribution schemes. The current scheme, named CLP Group Provident Fund Scheme (GPFS), provides benefits linked to contributions and investment returns on the scheme. Contributions to defined contribution schemes, including GPFS and Mandatory Provident Funds as required under the Hong Kong Mandatory Provident Fund Schemes Ordinance, totalled HK$186 million (2005: HK$182 million), of which HK$65 million (2005: HK$64 million) was capitalised.

Staff employed by subsidiaries outside Hong Kong are covered by appropriate local arrangements. Total contributions amounted to HK$82 million (2005: HK$37 million). The Group's financial obligations to these arrangements are not material.

(C) As U.S. Sarbanes-Oxley Act Section 404 compliance audit became effective 2006, the related fees have now been reported as part of audit fees, whilst fees on preparation for compliance were included as part of permissible non-audit services in 2005. Permissible non-audit services in 2006 comprise primarily accounting/tax advisory services for business development.

11. Finance Costs and Income

	2006 HK$M	2005 HK$M
Finance costs:		
Interest expenses on		
bank loans and overdrafts	949	905
other borrowings		
– wholly repayable within five years	48	166
– not wholly repayable within five years	576	261
finance charges under finance leases	3,020	2,832
Development Fund (A)	265	274
customers' deposits and others	97	69
Subscription interest on outstanding purchase consideration for renewable projects	29	–
Other finance charges	45	62
Fair value loss on derivative financial instruments		
Cash flow hedges, transfer from equity	1	174
Transactions not qualifying as hedges	2	–
Other net exchange loss/(gain)	5	(1)
	5,037	4,742
Less: amount capitalised (B)	(275)	(297)
	4,762	4,445
Finance income:		
Interest income on		
short-term investments and bank deposits	137	122
advance to a jointly controlled entity	1	2
	138	124

(A) In accordance with the provisions of the SoC Agreement, CLP Power Hong Kong is required to credit, to a Rate Reduction Reserve in its financial statements, a charge of 8% per annum on the average balance of the Development Fund (Note 33).

(B) Finance costs have been capitalised at the average interest rate of 4.87% (2005: 4.70%) per annum for CLP Power Hong Kong and 6.35% (2005: 6.38%) per annum for CLP Australia.

12. Share of Results of Jointly Controlled Entities and Associated Companies

The share of results, net of income tax, of jointly controlled entities and associated companies is determined based on the financial statements for the year ended 31 December of the respective companies, after making adjustments to conform with the Group's significant accounting policies.

13. Income Tax

Income tax in the consolidated income statement represents the income tax of the Company and subsidiaries and is analysed below:

	2006 HK$M	2005 HK$M
Current income tax		
Hong Kong	779	1,009
Outside Hong Kong	100	67
	879	1,076
Deferred tax		
Hong Kong	346	363
Outside Hong Kong, excluding tax consolidation benefit	(542)	(280)
	(196)	83
Tax consolidation benefit from Australia (A)	–	(2,004)
	(196)	(1,921)
	683	(845)

Hong Kong profits tax has been provided at the rate of 17.5% (2005: 17.5%) on the estimated assessable profits for the year. Income tax on profits assessable outside Hong Kong has been provided at the rates prevailing in the respective jurisdictions.

The income tax on the Group's profit before income tax differs from the theoretical amount that would arise using the Hong Kong profits tax rate as follows:

	2006 HK$M	2005 HK$M
Profit before income tax	10,593	10,574
Less: share of results, net of income tax		
jointly controlled entities	(2,936)	(3,182)
associated companies	(114)	(127)
	7,543	7,265
Calculated at an income tax rate of 17.5% (2005: 17.5%)	1,320	1,271
Effect of different income tax rates in other countries	(459)	(128)
Income not subject to tax	(243)	(24)
Expenses not deductible for tax purposes	64	30
Transfers from/to SoC reserve accounts not subject to tax (Note 33)	11	140
Tariff rebates deductible for tax purposes	(156)	(61)
Under/(over)-provision in prior years	27	(114)
Utilisation of previously unrecognised tax losses	(2)	–
Tax losses not recognised	121	45
	683	1,159
Tax benefit arising from tax consolidation adjustments (A)	–	(2,004)
Income tax expense/(credit)	683	(845)

13. Income Tax (continued)

(A) In 2005, CLP Australia Holdings formed a tax consolidated group whereby CLP Australia Holdings and its Australian-resident wholly-owned subsidiaries have been treated as a single entity for income tax purposes. Pursuant to the relevant rules, CLP Australia Holdings reset the tax cost base of certain depreciable assets of its group, resulting in the adjustment of deferred tax balances and recognition of a one-time tax benefit of HK$2,004 million. The reset resulted in additional tax depreciation being available over the lives of the assets.

14. Earnings Attributable to Shareholders

Earnings attributable to shareholders amounted to HK$9,900 million (2005: HK$11,420 million). Of this amount, HK$6,158 million (2005: HK$7,602 million) has been dealt with in the financial statements of the Company.

The following analysis of earnings is outside the requirements of HKFRS and is included to give further information to investors on the source of the Group's earnings:

	2006		2005	
	HK$M	HK$M	HK$M	HK$M
Electricity business in Hong Kong (page 195)		7,290		7,047
Electricity sales to Chinese mainland from Hong Kong	119		120	
Generating facilities in Chinese mainland serving Hong Kong (GNPJVC and PSDC)	751		760	
Other power projects in Chinese mainland	245		205	
Energy business in Australia	169		200	
Electricity business in India	916		603	
Power projects in Southeast Asia and Taiwan	405		363	
Other businesses	4		140	
Other income, net (Note 9)	408		-	
Earnings from other activities		3,017		2,391
Unallocated net finance costs		(283)		(151)
Unallocated Group expenses		(168)		(138)
Total operating earnings		9,856		9,149
Hok Un redevelopment profit		44		267
Tax consolidation benefit from Australia (Note 13)		-		2,004
Earnings attributable to shareholders		9,900		11,420

15. Dividends

	2006		2005	
	HK$ per share	HK$M	HK$ per share	HK$M
Interim dividends paid	1.50	3,612	1.44	3,468
Final dividend proposed	0.89	2,144	0.83	1,999
Special final dividend proposed	0.02	48	0.11	265
	2.41	5,804	2.38	5,732

At the Board meeting held on 28 February 2007, the Directors recommended a final dividend of HK$0.89 (2005: HK$0.83) per share and a special final dividend of HK$0.02 (2005: HK$0.11) per share. Such dividends are to be proposed at the Annual General Meeting on 24 April 2007 and are not reflected as dividends payable in the financial statements, but as a separate component of the shareholders' funds at 31 December 2006.

16. Earnings per Share

The prescribed figure for earnings per share includes (a) the Hok Un redevelopment profit (Note 14), and (b) for 2005, the tax consolidation benefit from Australia (Note 13) and is computed as follows:

	2006	2005
Earnings attributable to shareholders (HK$M)	9,900	11,420
Weighted average number of shares in issue (thousand shares)	2,408,246	2,408,246
Earnings per share (HK$)	4.11	4.74

To enable investors to better understand the Group's results, an additional earnings per share figure, excluding the Hok Un redevelopment profit and one-off tax consolidation benefit from Australia, is set out below:

	2006 HK$M	2005 HK$M
Earnings attributable to shareholders	9,900	11,420
Less: Tax consolidation benefit from Australia	–	(2,004)
Hok Un redevelopment profit	(44)	(267)
Adjusted earnings attributable to shareholders	9,856	9,149
Earnings per share (HK$)		
– Excluding Hok Un redevelopment profit and tax consolidation benefit from Australia	4.09	3.80

Basic and fully diluted earnings per share are the same as the Company did not have any diluting equity instruments throughout the year ended 31 December 2006 (2005: nil).

17. Fixed Assets, Leasehold Land and Land Use Rights

Fixed assets, leasehold land and land use rights totalled HK$85,653 million (2005: HK$81,742 million).

Movements in the accounts are as follows:

(A) Fixed Assets

Group

	Freehold Land and Buildings		Plant, Machinery and Equipment		
	Owned HK$M	Leased[(a)] HK$M	Owned HK$M	Leased[(a)] HK$M	Total HK$M
Cost	7,494	9,153	67,181	30,100	113,928
Accumulated depreciation and impairment	(1,645)	(4,097)	(20,737)	(14,939)	(41,418)
Net book value, as at 1 January 2005	5,849	5,056	46,444	15,161	72,510
Net book value, as at 1 January 2005	5,849	5,056	46,444	15,161	72,510
Acquisition of subsidiaries	533	-	1,181	1,936	3,650
Additions	564	332	4,992	2,894	8,782
Transfers and disposals	(75)	(136)	(143)	30	(324)
Depreciation	(171)	(247)	(2,359)	(1,467)	(4,244)
Exchange differences	(18)	–	(757)	(90)	(865)
Net book value, as at 31 December 2005	6,682	5,005	49,358	18,464	79,509
Cost	8,677	9,334	72,517	35,216	125,744
Accumulated depreciation and impairment	(1,995)	(4,329)	(23,159)	(16,752)	(46,235)
Net book value, as at 31 December 2005	6,682	5,005	49,358	18,464	79,509
Net book value, as at 1 January 2006	6,682	5,005	49,358	18,464	79,509
Additions	459	277	5,396	3,029	9,161
Transfers and disposals	(14)	(7)	(291)	(134)	(446)
Depreciation	(219)	(256)	(2,579)	(1,697)	(4,751)
Impairment charge[(b)]	(5)	-	(1,171)	–	(1,176)
Exchange differences	38	–	939	144	1,121
Net book value, as at 31 December 2006	**6,941**	**5,019**	**51,652**	**19,806**	**83,418**
Cost	9,136	9,597	78,686	38,173	135,592
Accumulated depreciation and impairment	(2,195)	(4,578)	(27,034)	(18,367)	(52,174)
Net book value, as at 31 December 2006	**6,941**	**5,019**	**51,652**	**19,806**	**83,418**

Included in fixed assets is plant under construction, the book value of which as at 31 December 2006 was HK$6,572 million (2005: HK$7,423 million) for the Group.

17. Fixed Assets, Leasehold Land and Land Use Rights (continued)

(A) Fixed Assets (continued)

Notes:

(a) The above leased assets include:

(i) CAPCO's operational plant and associated fixed assets, which are deployed for the generation of electricity supplied to CLP Power Hong Kong under the Electricity Supply Contract between the two parties. This arrangement has been accounted for as a finance lease in accordance with HKFRS-Int 4. The net book value of these leased fixed assets amounted to HK$22,921 million as at 31 December 2006 (2005: HK$21,624 million); and

(ii) Leased generating plants for our electricity business in Australia held under agreements which are treated as finance leases. The net book value of these leased assets as at 31 December 2006 was HK$1,904 million (2005: HK$1,845 million).

(b) Owing to changes in market conditions in Australia and reduced performance of the ageing plant during the year, the recoverable amount of fixed assets at Yallourn Power Station, Australia, is assessed to fall short of its carrying amount and an impairment charge is recognised. The recoverable amount is estimated based on a value-in-use calculation using a pre-tax discount rate reflecting specific risks relating to the business.

(c) The net book value of the fixed assets for Torrens Island Power Station in relation to the asset swap with AGL Energy Limited entered into post-year end (Note 38) amounted to HK$1,952 million.

Company

The net book value of fixed assets of the Company was HK$10 million (2005: HK$8 million), comprising mainly office furniture, fittings and equipment. The additions and depreciation for the year were HK$4 million (2005: HK$1 million) and HK$2 million (2005: HK$2 million) respectively.

(B) Leasehold Land and Land Use Rights

	2006 HK$M	2005 HK$M
Net book value, as at 1 January	2,233	2,239
Acquisition of a subsidiary	-	43
Additions	52	2
Transfers and disposals	-	(2)
Amortisation	(52)	(49)
Exchange differences	2	-
Net book value, as at 31 December	2,235	2,233
Cost	2,393	2,339
Accumulated amortisation	(158)	(106)
Net book value, as at 31 December	2,235	2,233

The tenure of the leasehold land and land use rights of the Group is as follows:

	2006 HK$M	2005 HK$M
Held in Hong Kong:		
On long-term leases (over 50 years)	179	150
On medium-term leases (10 – 50 years)	2,013	2,039
On short-term leases (less than 10 years)	-	1
	2,192	2,190
Held outside Hong Kong:		
On medium-term leases (10 – 50 years)	43	43
	2,235	2,233

18. Goodwill and Other Intangible Assets

	Goodwill HK$M	Other Intangible Assets HK$M	Total HK$M
Net carrying value, as at 1 January 2005	24	–	24
Acquisition of a subsidiary			
– as previously reported	7,021	1,360	8,381
– purchase consideration revised (A)	(1,019)	–	(1,019)
– valuation of contracted customers (B)	(185)	185	–
– as restated	5,817	1,545	7,362
Amortisation	–	(66)	(66)
Exchange differences	(328)	(62)	(390)
Net carrying value, as at 31 December 2005	5,513	1,417	6,930
Cost	5,513	1,481	6,994
Accumulated amortisation	–	(64)	(64)
Net carrying value, as at 31 December 2005	5,513	1,417	6,930
Net carrying value, as at 1 January 2006	5,513	1,417	6,930
Additions	–	15	15
Amortisation	–	(165)	(165)
Exchange differences	441	105	546
Net carrying value, as at 31 December 2006	**5,954**	**1,372**	**7,326**
Cost	5,954	1,615	7,569
Accumulated amortisation	–	(243)	(243)
Net carrying value, as at 31 December 2006	**5,954**	**1,372**	**7,326**

Goodwill predominantly arose from the acquisition of the MEB business in 2005. In accordance with its accounting policies, the Group has assessed the recoverable amount of goodwill for the MEB cash generating unit and determined that such goodwill has not been impaired. The recoverable amount has been determined by a value-in-use calculation, which uses cash flow projections based on financial budgets approved by management covering a period of five years and a pre-tax discount rate. Cash flows beyond the five-year period are extrapolated using estimated growth rates. The discount rate used reflects specific risks relating to the business and the growth rates are in line with the forecasts adopted by the industry.

Other intangible assets mainly include contracted customers and a lease arrangement under the long-term hedge agreement with Ecogen which arose from the acquisition of the MEB in May 2005.

Other intangible assets are amortised on a straight-line basis over a period of 6 – 14 years.

(A) In respect of the acquisition of the MEB from an affiliated company of Singapore Power Limited in May 2005, a claim was lodged with this affiliated company prior to the end of 2005. A settlement was subsequently reached in April 2006, resulting in a reduction in the purchase consideration and reflected as a reduction in goodwill of HK$1,019 million.

(B) A further review of the valuation of contracted customers in Australia resulted in a reallocation of HK$185 million from goodwill to other intangible assets.

19. Interests in and Advances to Subsidiaries

	2006 HK$M	2005 HK$M
Unlisted shares, at cost	23,590	23,590
Provision for impairment losses	(100)	(100)
Advances to subsidiaries, less provisions (A)	17,114	17,311
	40,604	40,801

(A) The advances to subsidiaries are unsecured, interest-free and have no fixed repayment terms. These advances are considered as quasi-equity loans to the subsidiaries (Note 36(C)).

The Company has also made an advance to CLP Engineering Limited of HK$41 million (2005: HK$41 million), which is interest-free and due on or after 30 June 2008 upon demand. This advance is classified as a long-term receivable in the Company's financial statements.

The table below lists the principal subsidiaries of the Group at 31 December 2006:

Name	Issued Share Capital/ Registered Capital	% of Issued Capital Held at 31 December 2006	Place of Incorporation/ Operation	Principal Activity
CLP Power Hong Kong Limited	2,488,320,000 ordinary shares of HK$5 each	100	Hong Kong	Generation and Supply of Electricity
Hong Kong Nuclear Investment Company Limited	300,000 ordinary shares of HK$1,000 each	100	Hong Kong/ Chinese mainland	Power Projects Investment Holding
CLP Engineering Limited	410 ordinary shares of HK$10,000 each	100	Hong Kong	Engineering Services
CLP Power Asia Limited	1,000 ordinary shares of US$1 each	100	British Virgin Islands/ International and Chinese mainland	Power Projects Investment Holding
CLP Power China Limited	192,000,000 ordinary shares of US$1 each	100 *	British Virgin Islands/ Chinese mainland	Power Projects Investment Holding
CLP Power International Limited	692,000 ordinary shares of US$1,000 each	100 *	British Virgin Islands/ International	Power Projects Investment Holding
CLP Properties Limited	15,000,000 ordinary shares of HK$10 each	100	Hong Kong	Property Investment Holding
CLP Research Institute Limited	1 ordinary share of US$1	100	British Virgin Islands/ Hong Kong	Research and Development
CLP Australia Holdings Pty Ltd	5 ordinary shares of A$1 each; 5,336,760 redeemable preference shares of A$100 each	100 *	Australia	Energy Business Investment Holding
TRUenergy Yallourn Pty Ltd	15 ordinary shares of A$1 each	100 *	Australia	Generation and Supply of Electricity
TRUenergy Pty Ltd	1,331,686,988 ordinary shares of A$1 each	100 *	Australia	Retailing of Electricity and Gas

19. Interests in and Advances to Subsidiaries (continued)

Name	Issued Share Capital/ Registered Capital	% of Issued Capital Held at 31 December 2006	Place of Incorporation/ Operation	Principal Activity
Gujarat Paguthan Energy Corporation Private Limited	728,597,871 shares of Rs.10 each	100 *	India	Generation of Electricity
Guangdong Huaiji Changxin Hydro-electric Power Company Limited**	RMB 69,098,976	84.9*	Chinese mainland	Generation of Electricity
Guangdong Huaiji Gaotang Hydro-electric Power Company Limited**	RMB 249,430,049	84.9*	Chinese mainland	Generation of Electricity
Guangdong Huaiji Weifa Hydro-electric Power Company Limited**	US$ 13,266,667	84.9*	Chinese mainland	Generation of Electricity
Guangdong Huaiji Xinlian Hydro-electric Power Company Limited**	RMB 141,475,383	84.9*	Chinese mainland	Generation of Electricity

* Indirectly held

** Registered as Sino-Foreign Cooperative Joint Ventures under the PRC law

20. Interests in Jointly Controlled Entities

	2006 HK$M	2005 HK$M
Share of net assets other than goodwill	11,075	8,965
Goodwill	934	889
Advances	7,086	6,787
Special loan	78	78
	19,173	16,719

Advances to jointly controlled entities are unsecured, interest-free and have no fixed repayment terms except for an advance of HK$9 million (2005: HK$43 million) to a joint venture undertaken with a subsidiary of Cheung Kong (Holdings) Limited, of which HK$8 million (2005: HK$43 million) bears interest of 5.0% (2005: 3.5%) per annum. These advances are considered as quasi-equity loans.

20. Interests in Jointly Controlled Entities (continued)

The Group's interests in jointly controlled entities are analysed as follows:

	2006 HK$M	2005 HK$M
Castle Peak Power Company Limited (A)		
Share of net assets	143	142
Advances	6,755	6,427
Special loan	78	78
	6,976	6,647
Guangdong Nuclear Power Joint Venture Company, Limited (B)		
Share of net assets	2,497	3,077
OneEnergy Limited (C)		
Share of net assets	2,342	–
Ho-Ping Power Company (D)		
Share of net assets other than goodwill	1,555	1,360
Goodwill	237	234
	1,792	1,594
CLP Guohua Power Company Limited (E)		
Share of net assets other than goodwill	1,223	1,175
Goodwill	118	118
	1,341	1,293
Shandong Zhonghua Power Company, Limited (F)		
Share of net assets	1,111	1,091
Roaring 40s Renewable Energy Pty Ltd (G)		
Share of net assets other than goodwill	537	534
Goodwill	200	152
	737	686
CLP Guangxi Fangchenggang Power Company Limited (H)		
Share of net assets	504	424
Guizhou CLP Power Company Limited (I)		
Share of net assets	481	466
Hong Kong Pumped Storage Development Company, Limited (J)		
Share of net assets	11	11
Advances	322	317
	333	328
Hok Un joint venture (K)		
Share of net assets	308	400
Others (L)		
Share of net assets other than goodwill	363	285
Goodwill	379	385
Advances	9	43
	751	713
	19,173	16,719

20. Interests in Jointly Controlled Entities (continued)

The Group's share of net assets, capital commitments and contingent liabilities of the jointly controlled entities as at 31 December and its share of profit for the year then ended are as follows:

	2006 HK$M	2005 HK$M
Non-current assets	30,194	29,644
Current assets	7,024	5,656
Current liabilities	(4,838)	(3,845)
Non-current liabilities	(20,371)	(21,601)
Net assets	12,009	9,854
Revenue	10,368	10,267
Expenses	(6,981)	(6,533)
Share of profit before income tax	3,387	3,734
Share of income tax expense	(451)	(552)
Share of profit for the year	2,936	3,182
Capital commitments	8,546	9,406
Contingent liabilities	273	385

The Group's capital commitments in relation to its interest in the jointly controlled entities are disclosed in Note 35. There are no contingent liabilities relating to the Group's interest in these entities.

Details of the jointly controlled entities are summarised below:

(A) Castle Peak Power Company Limited (CAPCO) is 40% owned by CLP Power Hong Kong and 60% owned by ExxonMobil Energy Limited and is incorporated in Hong Kong. Its principal activity is the generation of electricity for the sole supply to CLP Power Hong Kong. While CAPCO owns the power generation assets, CLP Power Hong Kong builds and operates all CAPCO's power stations and is the sole off-taker. In accordance with HKFRS-Int 4, such arrangement is considered as a finance lease and the power generation assets are accounted for as leased fixed assets on the Group's balance sheet (Note 17).

Under the terms of the revised CAPCO Deed of Subordination, in the event of the winding up of CAPCO, CLP Power Hong Kong's advances to it would be subordinated to certain loans of CAPCO. CLP Power Hong Kong's advances to CAPCO may be withdrawn only to the extent that the shareholders' funds exceed two-thirds of the aggregate principal amount outstanding of the said loans. In this context the shareholders' funds represent the sum of the issued share capital, shareholders' advances, special advances, deferred tax, retained profits and any proposed dividend.

The Special Loan to CAPCO carries interest, at a deemed interest rate of 7.87% payable semi-annually, is unsecured, and repayable in full on 30 September 2008.

20. Interests in Jointly Controlled Entities (continued)

In view of the significance of this investment, an extract of the financial statements of CAPCO for the year ended 31 December is set out as follows:

	2006 HK$M	2005 HK$M
Results for the year		
Revenue	10,331	10,039
Profit after income tax	3,637	3,662
Group's share of profit after income tax	1,459	1,469
Net assets[(a)] as at year end		
Non-current assets	23,644	24,943
Current assets	3,564	3,517
Current liabilities	(3,505)	(4,155)
Deferred tax	(2,689)	(2,787)
Non-current liabilities	(3,704)	(5,030)
	17,310	16,488

Note (a): The amounts exclude the special loan and advances from shareholders.

(B) Guangdong Nuclear Power Joint Venture Company, Limited (GNPJVC) is 25% owned by the Group and 75% owned by Guangdong Nuclear Investment Company, Limited and is incorporated in the Chinese mainland. This company constructed and operates the Guangdong Daya Bay Nuclear Power Station and its principal activity is the generation of electricity for supply to Hong Kong and Guangdong Province.

In view of the significance of this investment, an extract of the management financial statements of GNPJVC, after making adjustments to conform with the Group's significant accounting policies, for the year ended 31 December is set out as follows:

	2006 HK$M	2005 HK$M
Results for the year		
Revenue	6,911	7,076
Profit after income tax	2,763	2,792
Group's share of profit after income tax	691	698
Net assets as at year end		
Non-current assets	11,155	12,853
Current assets	8,320	6,951
Current liabilities	(3,734)	(1,418)
Non-current liabilities	(5,754)	(6,078)
	9,987	12,308

20. Interests in Jointly Controlled Entities (continued)

(C) OneEnergy Limited (OneEnergy) is a 50:50 strategic jointly controlled entity owned by Mitsubishi Corporation of Japan and the Group. This company operates as an investment vehicle in the Southeast Asia and Taiwan markets and it currently owns a 22.4% interest in EGCO in Thailand.

In view of the significance of this investment, an extract of the management financial statements of OneEnergy, after making adjustments to conform with the Group's significant accounting policies, for the year ended 31 December is set out as follows:

	2006 HK$M	2005 HK$M
Results for the year		
Revenue	1	–
Profit after income tax	120	–
Group's share of profit after income tax	60	–
Net assets as at year end		
Non-current assets	1,939	–
Current assets	2,762	–
Current liabilities	(17)	–
	4,684	–

(D) The Group has an interest in 40% of the issued share capital of Ho-Ping Power Company (Ho-Ping), a company which is incorporated in Taiwan. This company constructed, owns and operates a coal-fired power station and an associated 53km of 345kV transmission line at Ho-Ping in eastern Taiwan. Unit 1 and Unit 2 of the plant commenced operation in June and September 2002 respectively. All power generated is supplied to Taiwan Power Company (Taipower), the government-owned utility of Taiwan. In accordance with HKFRS-Int 4, the arrangement is considered as a finance lease.

(E) CLP Guohua Power Company Limited, the joint stock company with 51% owned by China Shenhua Energy Company Limited and 49% by the Group, is incorporated in the Chinese mainland. It holds interests in three coal-fired power stations, namely Beijing Yire Power Station in Beijing, Panshan Power Station in Tianjin and Sanhe Power Station in Hebei, with a combined installed capacity of 2,100MW, of which the joint stock company owns 1,285 equity MW.

(F) Shandong Zhonghua Power Company, Limited is 29.4% owned by the Group and is incorporated in the Chinese mainland. This company owns four power stations (namely Shiheng I, Shiheng II, Heze II and Liaocheng) totalling 3,000MW. All power generated is for supply to the Shandong power grid.

(G) Roaring 40s Renewable Energy Pty Ltd is 50% owned by the Group and is incorporated in Australia. This company owns two wind farms in Australia and provides a platform to develop renewable energy business in Australia and elsewhere in the Asia-Pacific region.

(H) CLP Guangxi Fangchenggang Power Company Limited (Fangchenggang) is 70% owned by the Group and is incorporated in the Chinese mainland. This company owns and will operate a 1,200MW coal-fired power station currently under construction in Guangxi. Units 1 and 2 are targeted for commissioning in 2007 and 2008 respectively. Power generated is substantially for supply to the Guangxi power grid.

Under the joint venture agreement, none of the joint venture partners has unilateral control over the economic activity of Fangchenggang; and hence, the Group's interest is accounted for as a jointly controlled entity.

20. Interests in Jointly Controlled Entities (continued)

(I) Guizhou CLP Power Company Limited (Guizhou CLP Power) is 70% owned by the Group and is incorporated in the Chinese mainland. This company constructed and operates a coal-fired power station, Anshun II Power Station, in Guizhou with an installed capacity of 600MW. The plant commenced commercial operations of Unit 1 and Unit 2 in March and November 2004 respectively. All power generated is for supply to the Guizhou power grid.

Under the joint venture agreement, none of the joint venture partners has unilateral control over the economic activity of Guizhou CLP Power; and hence, the Group's interest is accounted for as a jointly controlled entity.

(J) Hong Kong Pumped Storage Development Company, Limited is 49% owned by the Group and is incorporated in Hong Kong. This company has the right to use 50% of the capacity of Phase 1 of the Guangzhou Pumped Storage Power Station in Guangdong Province until 2034.

(K) The Group entered into a joint venture agreement with a wholly-owned subsidiary of Cheung Kong (Holdings) Limited in 1991 to develop the Hok Un site at Hung Hom (named Laguna Verde). Under the agreement, the Group has the right to share 50% of the profits arising from the project, with a minimum overall profit guaranteed by the subsidiary of Cheung Kong (Holdings) Limited which also provides all the necessary funding. Over 99% of the residential units at Laguna Verde had been sold by the end of 2006.

(L) The Group's other investments include the following key projects:

- 50% interest in a jointly controlled entity undertaken with a subsidiary of Cheung Kong (Holdings) Limited in Hong Kong to provide second mortgage financing to purchasers of Laguna Verde;
- 49% interest in CLP Guohua Shenmu, which is incorporated in the Chinese mainland and holds an interest in a coal-fired power station, Shenmu Power Station, with an installed capacity of 200MW; and
- 33 1/3% interest in SEAGas Partnership, which is incorporated in Australia and owns and operates a gas pipeline from Port Campbell in Western Victoria to Adelaide in South Australia.

21. Interests in Associated Companies

	2006 HK$M	2005 HK$M
Electricity Generating Public Company Limited (EGCO) (A)		
Share of net assets other than goodwill	–	1,723
Goodwill	–	70
	–	1,793
Gascor Pty Ltd (B)		
Share of net assets	8	5
	8	1,798

(A) Upon the formation of OneEnergy, a jointly controlled entity with Mitsubishi Corporation, the Group injected its interest in EGCO (a listed company in Thailand) into OneEnergy (Note 5(A)).

(B) The Group indirectly holds a 1/3 interest in Gascor Pty Ltd, an unlisted company incorporated in Australia whose principal activity is to manage the gas sales agreement between Victoria's main gas wholesaler and retailers.

21. Interests in Associated Companies (continued)

Summarised financial information in respect of the Group's associated company is set out below:

	2006 HK$M	2005 HK$M
Total assets	**200**	14,125
Total liabilities	**(176)**	(6,111)
Net assets	**24**	8,014
Group's share of associated company's net assets	**8**	1,798
Revenue	**2,787**	4,233
Profit after income tax	**507**	568
Group's share of associated company's profit after income tax	**114**	127

The Group did not have any loans or advances made to the associated company. In addition, there are no contingent liabilities relating to the Group's interest in the associated company.

22. Finance Lease Receivables

	Minimum Lease Payments		Present Value of Minimum Lease Payments	
	2006 HK$M	2005 HK$M	2006 HK$M	2005 HK$M
Amounts receivable under finance leases:				
Within one year	**509**	519	**126**	127
Later than one year and not later than five years	**1,884**	1,900	**524**	502
After five years	**4,041**	4,398	**2,216**	2,304
	6,434	6,817	**2,866**	2,933
Less: unearned finance income	**(3,568)**	(3,884)		
Present value of minimum lease payments receivable	**2,866**	2,933		
Analysed as:				
Current finance lease receivables (recoverable within 12 months)			**126**	127
Non-current finance lease receivables (recoverable after 12 months)			**2,740**	2,806
			2,866	2,933

The effective interest rate of the finance lease receivables implicit in the lease is approximately 13.4% for both 2005 and 2006.

23. Derivative Financial Instruments

	2006 Assets HK$M	2006 Liabilities HK$M	2005 Assets HK$M	2005 Liabilities HK$M
Cash flow hedges				
Forward foreign exchange contracts	67	566	39	332
Interest rate swaps	170	25	2	37
Cross currency & interest rate swaps	-	–	7	11
Energy contracts	315	438	291	258
Fair value hedge				
Cross currency & interest rate swap	69	43	129	–
Held for trading or not qualifying as hedges				
Forward foreign exchange contracts	21	5	2	20
Interest rate swaps	–	5	–	13
Energy contracts	914	938	1,092	907
	1,556	2,020	1,562	1,578
Analysed as:				
Current	1,131	1,285	1,302	1,134
Non-current	425	735	260	444
	1,556	2,020	1,562	1,578

The net fair value and remaining terms of the derivative financial instruments are set out below:

	2006 HK$M	2005 HK$M
Forward foreign exchange contracts		
Within one year	(95)	(61)
Between one and two years	(147)	(81)
Between two and five years	(240)	(168)
Over five years	(1)	(1)
	(483)	(311)
Interest rate swaps/cross currency & interest rate swaps		
Within one year	(5)	(11)
Between one and two years	–	(13)
Between two and five years	136	(23)
Over five years	35	124
	166	77
Energy contracts		
Within one year	(70)	153
Between one and two years	(81)	12
Between two and five years	4	53
	(147)	218

Derivative financial instruments qualifying as cash flow hedges as at 31 December 2006 have a maturity of up to six years (2005: seven years) from the balance sheet date.

24. Trade and Other Receivables

	Group		Company	
	2006 HK$M	2005 HK$M	2006 HK$M	2005 HK$M
Trade receivables (ageing analysis is shown below)	5,586	4,541	–	–
Deposits and prepayments	1,332	1,107	7	7
Other receivables	1,000	1,019	–	–
Dividend receivable from a jointly controlled entity	858	87	–	–
Current accounts with jointly controlled entities	23	5	–	–
Current accounts with subsidiaries	–	–	2	1
	8,799	6,759	9	8

The amounts receivable from jointly controlled entities are unsecured, interest-free and have no fixed repayment terms.

The Group has established credit policies for customers in each of its core businesses. CLP Power Hong Kong's credit policy in respect of receivables arising from its principal electricity business is to allow customers to settle their electricity bills within two weeks after issue. Customers' receivable balances are generally secured by cash deposits or bank guarantees. For subsidiaries outside Hong Kong, the credit term for trade receivables ranges from about 12 to 60 days.

The ageing analysis of the trade receivables, after provisions, as at 31 December is as follows:

	2006 HK$M	2005 HK$M
Below 30 days (including amount not yet due)	5,176	4,350
31 – 90 days	267	111
Over 90 days	143	80
	5,586	4,541

About 80% of the gross trade receivables relate to the sales of electricity and gas in Hong Kong and Australia. There is no significant concentration of credit risk with respect to these trade receivables as their customer bases are widely dispersed in different sectors and industries.

The Group made a net reversal of the impairment provision for trade receivables of HK$68 million in 2006 (2005: HK$94 million). Such reversal has been included within the "fuel and other operating costs" in the consolidated income statement.

Trade and other receivables attributed to overseas subsidiaries amounted to HK$5,303 million (2005: HK$4,276 million). GPEC has obtained payment for some of its receivables from GUVNL through bill discounting with recourse and the transactions have been accounted for as collateralised borrowings (Note 27).

Other receivables refer to an amount due from EGCO relating to the share transfer in BLCP, while the receivable in 2005 was related to the adjustment in the purchase consideration for the MEB (Note 18(A)).

25. Bank Balances, Cash and Other Liquid Funds

	2006 HK$M	2005 HK$M
Trust fund for unclaimed dividends (A)	9	12
Trust accounts under TRAA (B)	510	556
Short-term investments and bank deposits	829	1,305
Bank balances and cash	265	168
	1,613	2,041

(A) As part of the restructuring arrangements in relation to the transfer of HK$10,116,789,910 from the share premium account to distributable reserves approved by the court in 2002, a trust fund was set up to cover unclaimed dividends. The Company has an obligation to pay such dividends until they can be forfeited after six years from the date they were declared.

(B) Pursuant to a Trust and Retention Account Agreement (TRAA) between GPEC and its lenders, GPEC allocates monthly receipts from its off-taker, GUVNL to various trust accounts for fuel, operating and major maintenance expenses and debt service payments. These amounts are placed by GPEC on short-term deposits or investments prior to being applied for the designated purposes.

The average effective interest rate on the Group's bank balances, cash and other liquid funds is 6.7% (2005: 5.9%).

The Group's bank balances, cash and other liquid funds denominated in foreign currencies amounted to HK$1,471 million (2005: HK$1,960 million). Of these, HK$1,319 million (2005: HK$1,567 million) was denominated in Indian rupee.

26. Trade and Other Payables

	Group		Company	
	2006 HK$M	2005 HK$M	2006 HK$M	2005 HK$M
Trade payables (ageing analysis is shown below)	3,121	3,116	–	–
Other payables and accruals	1,648	1,395	92	77
Current accounts with jointly controlled entities (A)	1,124	1,127	–	–
Amount due to a jointly controlled entity	–	441	–	–
Current accounts with subsidiaries	–	–	9	1
	5,893	6,079	101	78

(A) The amounts payable to jointly controlled entities are unsecured, interest-free and have no fixed repayment terms. Of these, HK$911 million (2005: HK$912 million) was due to CAPCO.

The ageing analysis of the trade payables as at 31 December is as follows:

	2006 HK$M	2005 HK$M
Below 30 days (including amount not yet due)	3,098	3,082
31 – 90 days	1	2
Over 90 days	22	32
	3,121	3,116

27. Bank Loans and Other Borrowings

	Group		Company	
	2006 HK$M	2005 HK$M	2006 HK$M	2005 HK$M
Current				
Short-term loans	1,798	867	589	185
Long-term bank loans	2,466	301	2,205	–
Other long-term borrowings				
USD Yankee notes due 2006	–	2,340	–	–
	4,264	3,508	2,794	185
Non-current				
Long-term bank loans (A)	15,375	16,447	2,000	5,106
Other long-term borrowings				
MTN programme (USD) due 2012	2,367	2,485	–	–
MTN programme (HKD) due 2013 to 2015	3,000	3,000	–	–
MTN programme (HKD) due 2016 (A)	1,000	–	–	–
Electronic Promissory Notes (EPN) and MTN programme (AUD) due 2012	3,966	3,667	–	–
EPN and MTN programme (AUD) due 2015	306	284	–	–
	26,014	25,883	2,000	5,106
Total borrowings	30,278	29,391	4,794	5,291

(A) CLP Power Hong Kong arranged a total of HK$1.5 billion new credit facilities during the year in the form of notes and bank loan to support the capital requirements of the electricity business in Hong Kong. In January 2006, it issued HK$1 billion fixed-rate notes due in 2016 under the MTN Programme set up by its wholly-owned subsidiary CLP Power Hong Kong Financing Limited.

Total borrowings included secured liabilities (bank loans and collateralised borrowings) of HK$888 million (2005: HK$803 million). Of these, HK$635 million (2005: HK$575 million) and HK$253 million (2005: HK$228 million) were related to GPEC and Huaiji respectively. Bank loans for GPEC are secured by fixed and floating charges over its assets whilst for Huaiji, they are secured by right of receipt of tariff, fixed assets and land use rights. Collateralised borrowings for GPEC are secured by trade receivables (Note 24). Bank loans and other borrowings totalling HK$12,431 million (2005: HK$12,572 million) were attributed to overseas subsidiaries and are non-recourse to the Company.

As at 31 December 2006, the Group's bank loans and other borrowings were repayable as follows:

	Bank Loans		Other Borrowings		Total	
	2006 HK$M	2005 HK$M	2006 HK$M	2005 HK$M	2006 HK$M	2005 HK$M
Within one year	4,264	1,168	–	2,340	4,264	3,508
Between one and two years	3,031	2,440	–	–	3,031	2,440
Between two and five years	11,870	13,847	–	–	11,870	13,847
Over five years	474	160	10,639	9,436	11,113	9,596
	19,639	17,615	10,639	11,776	30,278	29,391

Of the Company's non-current borrowings, none (2005: HK$2,206 million) was repayable between one and two years and HK$2,000 million (2005: HK$2,900 million) was repayable between two and five years.

27. Bank Loans and Other Borrowings (continued)

The carrying amounts of the borrowings are denominated in the following currencies:

	Group		Company	
	2006	2005	**2006**	2005
	HK$M	HK$M	**HK$M**	HK$M
Hong Kong dollar and foreign currency hedged into Hong Kong dollar	**17,847**	16,819	**4,794**	5,291
Australian dollar	**10,954**	11,108	**–**	–
Indian rupee and foreign currency hedged into Indian rupee	**1,224**	1,027	**–**	–
Other currencies	**253**	437	**–**	–
	30,278	29,391	**4,794**	5,291

The exposure of the Group's and the Company's borrowings to interest rate changes and the contractual repricing dates are as follows:

Group

	Floating Interest Rate	Fixed Interest Rate Maturing in				
		1 year or less	1 to 2 years	2 to 5 years	Over 5 years	Total
	HK$M	HK$M	HK$M	HK$M	HK$M	HK$M
As at 31 December 2006						
Total borrowings	**21,720**	**71**	**48**	**91**	**8,348**	**30,278**
Effect of interest rate swaps	**(6,008)**	**–**	**–**	**7,363**	**(1,355)**	**–**
	15,712	**71**	**48**	**7,454**	**6,993**	**30,278**
As at 31 December 2005						
Total borrowings	19,696	2,365	22	–	7,308	29,391
Effect of interest rate swaps	(6,041)	–	–	6,811	(770)	–
	13,655	2,365	22	6,811	6,538	29,391

Company

	Floating Interest Rate	Fixed Interest Rate Maturing in				
		1 year or less	1 to 2 years	2 to 5 years	Over 5 years	Total
	HK$M	HK$M	HK$M	HK$M	HK$M	HK$M
Total borrowings as at 31 December 2006	**4,794**	**–**	**–**	**–**	**–**	**4,794**
Total borrowings as at 31 December 2005	5,291	–	–	–	–	5,291

27. Bank Loans and Other Borrowings (continued)

As disclosed above, the loans and borrowings of the Group are predominantly in Hong Kong dollars or Australian dollars. The effective interest rates at the balance sheet date were as follows:

	2006		2005	
	HK$	A$	HK$	A$
Fixed rate loans and loans swapped to fixed rates	4.2% – 6.1%	6.2% – 6.6%	4.2% – 7.1%	6.3% – 6.6%
Variable rate loans and loans swapped from fixed rates	4.0% – 4.8%	6.4% – 7.0%	4.3% – 5.0%	6.1% – 6.4%

The carrying amounts of loans and borrowings approximate to their fair value. The fair value of long-term borrowings is determined using the expected future payments discounted at market interest rates prevailing at the year end.

As at 31 December 2006, the Group had undrawn bank loan and overdraft facilities of HK$12,245 million (2005: HK$13,152 million).

28. Obligations under Finance Leases

The Group's obligations under finance leases arise from the power purchase arrangements which are accounted for as finance leases in accordance with HKFRS-Int 4. As at 31 December 2006, the Group's obligations represented predominantly its arrangement with CAPCO in respect of the operational generating plant and associated fixed assets of the Hong Kong electricity business.

	Minimum Lease Payments		Present Value of Minimum Lease Payments	
	2006 HK$M	2005 HK$M	2006 HK$M	2005 HK$M
Amounts payable under finance leases:				
Within one year	4,903	4,601	1,945	1,803
Later than one year and not later than five years	16,158	15,396	6,696	6,480
Later than five years	28,042	25,614	14,169	13,214
	49,103	45,611	22,810	21,497
Less: future finance charges	(26,293)	(24,114)		
Present value of lease obligations	22,810	21,497		
Analysed as:				
Amount due for settlement within 12 months			1,945	1,803
Amount due for settlement after 12 months			20,865	19,694
			22,810	21,497

The effective interest rate of the finance lease obligations implicit in the lease is approximately 13.5% as derived with reference to the return allowed under the SoC.

29. Deferred Tax

Deferred tax is calculated in full on temporary differences under the liability method using the tax rates enacted or substantively enacted by the balance sheet date in the respective jurisdictions.

Deferred tax assets and liabilities are netted off when the taxes relate to the same tax authority and where offsetting is legally enforceable. The following amounts, determined after appropriate offsetting, are shown separately in the consolidated balance sheet:

	2006 HK$M	2005 HK$M
Deferred tax assets	3,305	2,537
Deferred tax liabilities	(6,054)	(5,718)
	(2,749)	(3,181)

Most of the deferred tax balances are to be recovered or settled after more than 12 months.

The gross movement on the deferred tax account is as follows:

	2006 HK$M	2005 HK$M
As at 1 January	(3,181)	(4,195)
Acquisition of subsidiaries	-	(782)
Tax consolidation and related adjustments	-	2,004
Credited/(charged) to income statement	196	(83)
Credited/(charged) directly to equity	88	(43)
Exchange differences	148	(82)
As at 31 December	(2,749)	(3,181)

The movement in the deferred tax assets and liabilities (prior to offsetting of balances within the same tax jurisdiction) during the year is as follows:

Deferred tax assets (prior to offset)

	Tax Losses		Accruals and Provisions		Others		Total	
	2006 HK$M	2005 HK$M	2006 HK$M	2005 HK$M	2006 HK$M	2005 HK$M	2006 HK$M	2005 HK$M
As at 1 January	3,815	3,851	746	385	396	(152)	4,957	4,084
Acquisition of subsidiaries	–	–	–	162	–	421	–	583
(Charged)/credited to income statement	639	205	(478)	234	38	152	199	591
Charged directly to equity	–	–	(8)	–	–	–	(8)	–
Exchange differences	336	(241)	37	(35)	34	(25)	407	(301)
As at 31 December (A)	4,790	3,815	297	746	468	396	5,555	4,957

29. Deferred Tax (continued)

(A) The deferred tax asset arising from tax losses is related to the electricity business in Australia. There is no expiry on the tax losses recognised. In accordance with the Group's accounting policy, this asset is subject to impairment review. Current financial projections indicate it is probable that future taxable profits will be available against which the unused tax losses can be utilised. However, any significant adverse change to the business environment in the future may affect the financial projections, resulting in reduced future taxable profits. Should such circumstances arise, it may be necessary for some or all of this deferred tax asset to be impaired with the impairment being charged to the income statement.

Deferred tax liabilities (prior to offset)

	Accelerated Tax Depreciation		Withholding/ Dividend Distribution Tax		Unbilled Revenue and Intangibles		Others		Total	
	2006 HK$M	2005 HK$M	2006 HK$M	2005 HK$M	2006 HK$M	2005 HK$M	2006 HK$M	2005 HK$M	2006 HK$M	2005 HK$M
As at 1 January	(6,386)	(7,290)	(318)	(364)	(477)	–	(957)	(625)	(8,138)	(8,279)
Acquisition of subsidiaries	–	(388)	–	–	–	(532)	–	(445)	–	(1,365)
(Charged)/credited to income statement	48	(843)	(61)	23	(38)	31	48	115	(3)	(674)
(Charged)/credited directly to equity	93	–	–	–	–	–	3	(43)	96	(43)
Tax consolidation and related adjustments (Note 13)	–	2,015	–	–	–	–	–	(11)	–	2,004
Exchange differences	(98)	120	(15)	23	(95)	24	(51)	52	(259)	219
As at 31 December	(6,343)	(6,386)	(394)	(318)	(610)	(477)	(957)	(957)	(8,304)	(8,138)

30. Share Capital

	2006		2005	
	Number of Ordinary Shares of HK$5 Each	Amount HK$M	Number of Ordinary Shares of HK$5 Each	Amount HK$M
Authorised, as at 31 December	3,000,000,000	15,000	3,000,000,000	15,000
Issued and fully-paid, as at 31 December	2,408,245,900	12,041	2,408,245,900	12,041

There was no movement in the share capital of the Company during the year (2005: none).

31. Reserves

	Capital Redemption Reserve HK$M	Translation & Hedging Reserves HK$M	Other Reserves HK$M	Retained Profits HK$M	Total HK$M
Balance as at 1 January 2005, as previously reported	2,482	633	98	28,811	32,024
Changes in accounting policies (Note 2(B))	–	16	–	430	446
Balance as at 1 January 2005, as restated	2,482	649	98	29,241	32,470
Exchange differences on translation of:					
subsidiaries	–	(933)	–	–	(933)
jointly controlled entities	–	(25)	–	–	(25)
associated companies	–	(105)	–	–	(105)
designated hedges	–	(6)	–	–	(6)
Net exchange losses not recognised in income statement	–	(1,069)	–	–	(1,069)
Cash flow hedges, net of tax					
Net fair value losses	–	(172)	–	–	(172)
Transfer to income statement	–	116	–	–	116
Transfer to assets – basis adjustment	–	131	–	–	131
Tax on above movements	–	(21)	–	–	(21)
	–	54	–	–	54
Revaluation of assets, net of tax	–	–	117	–	117
Earnings attributable to shareholders	–	–	–	11,420	11,420
Dividends paid					
2004 finals	–	–	–	(2,119)	(2,119)
2005 interims	–	–	–	(3,468)	(3,468)
Capital redemption by a subsidiary	–	–	417	(417)	–
Share of movements in reserves of					
jointly controlled entities	–	16	29	(31)	14
associated companies	–	–	5	–	5
Balance as at 31 December 2005	2,482	(350)	666	34,626[a]	37,424

31. Reserves (continued)

	Capital Redemption Reserve HK$M	Translation & Hedging Reserves HK$M	Other Reserves HK$M	Retained Profits HK$M	Total HK$M
Balance as at 1 January 2006, as per above	2,482	(350)	666	34,626	37,424
Exchange differences on translation of:					
subsidiaries	–	1,164	–	–	1,164
jointly controlled entities	–	241	–	–	241
associated companies	–	14	–	–	14
designated hedges	–	6	–	–	6
Net exchange gains not recognised in income statement	–	1,425	–	–	1,425
Cash flow hedges, net of tax					
Net fair value losses	–	(580)	–	–	(580)
Transfer to income statement	–	14	–	–	14
Transfer to assets – basis adjustment	–	(5)	–	–	(5)
Tax on above movements	–	105	–	–	105
Translation difference	–	(1)	–	–	(1)
	–	(467)	–	–	(467)
Revaluation of assets, net of tax	–	–	22	–	22
Revaluation reserves realised upon depreciation	–	–	(3)	3	–
Earnings attributable to shareholders	–	–	–	9,900	9,900
Dividends paid					
2005 finals	–	–	–	(2,264)	(2,264)
2006 interims	–	–	–	(3,612)	(3,612)
Share of movements in reserves of					
jointly controlled entities	–	82	158	(17)	223
associated companies	–	–	(18)	–	(18)
Balance as at 31 December 2006	**2,482**	**690**	**825**	**38,636[(a)]**	**42,633**

Note (a): The proposed final dividends as at 31 December 2006 and balance of retained profits after the proposed final dividends were HK$2,192 million (2005: HK$2,264 million) and HK$36,444 million (2005: HK$32,362 million) respectively.

Capital redemption reserve represents the nominal value of the shares repurchased which was paid out of the distributable reserves of the Company.

32. Fuel Clause Account

Costs of fuel consumed by CLP Power Hong Kong are passed on to the customers. The variations between the actual cost of fuel and the fuel cost billed are captured in the fuel clause account. The balance on the account (inclusive of interest) represents amounts over-recovered and is an amount due to customers of CLP Power Hong Kong.

33. SoC Reserve Accounts

The Development Fund and Rate Reduction Reserve of the Group's major subsidiary, CLP Power Hong Kong, are collectively referred to as SoC reserve accounts in the consolidated balance sheet. The respective balances at the end of the year are:

	2006 HK$M	2005 HK$M
SoC reserve accounts		
Development Fund (A)	2,932	3,685
Rate Reduction Reserve (B)	414	489
	3,346	4,174

Movements in the SoC reserve accounts are as follows:

	2006 HK$M	2005 HK$M
(A) Development Fund		
As at 1 January	3,685	3,171
Transfer (to)/from income statement (Note 7)	(202)	527
One-off rebate	–	(13)
Special rebate to customers[a]	(551)	–
As at 31 December	2,932	3,685
(B) Rate Reduction Reserve		
As at 1 January	489	549
Interest expense charged to income statement (Note 11)	265	274
Rebate to customers[b]	(340)	(334)
As at 31 December	414	489

Notes:

(a) A special rebate of HK¢1.8 per unit (2005: nil) was made to customers during the year.

(b) A rebate of HK¢1.1 per unit (2005: HK¢1.1 per unit) was made to customers during the year.

34. Notes to the Consolidated Cash Flow Statement

Reconciliation of profit before income tax to net cash inflow from operations:

	2006 HK$M	2005 HK$M
Profit before income tax	10,593	10,574
Adjustments for:		
Operating interest	4,718	4,215
Finance income	(138)	(124)
Share of results, net of income tax		
jointly controlled entities	(2,936)	(3,182)
associated companies	(114)	(127)
Depreciation and amortisation	4,968	4,359
Impairment charge on fixed assets	1,176	-
Net loss on disposal of fixed assets	216	188
Capital gain on disposal of properties	(25)	(128)
Net gain on disposal of other assets	–	(37)
Excess of share of net assets acquired over consideration on acquisition of additional interest in a subsidiary	(8)	–
Gain on formation of OneEnergy	(343)	–
Gain on transfer of BLCP to EGCO	(888)	–
Fair value loss on borrowings under fair value hedges and net exchange difference	33	29
SoC items		
increase in customers' deposits	104	189
decrease in fuel clause account	(41)	(466)
one-off rebate	-	(13)
rebate to customers under SoC	(340)	(334)
special rebate	(551)	-
	(828)	(624)
Transfers (from)/to Development Fund	(202)	527
(Increase)/decrease in trade and other receivables	(72)	354
Increase in trade and other payables	304	164
Decrease in finance lease receivables	127	133
Decrease in derivative financial instruments	185	228
(Decrease)/increase in current accounts due to jointly controlled entities	(21)	29
Net cash inflow from operations	16,745	16,578

35. Commitments

(A) Capital expenditure on fixed assets, leasehold land and land use rights authorised but not brought into the financial statements is as follows:

	Group		Company	
	2006 HK$M	2005 HK$M	**2006 HK$M**	2005 HK$M
Contracted but not provided for	**4,407**	2,689	**2**	–
Authorised but not contracted for	**7,965**	6,922	**–**	2
	12,372	9,611	**2**	2

(B) The Group has entered into a number of joint venture arrangements to develop power projects in the Chinese mainland. Equity contributions required and made by the Group under each project are summarised below:

Project Name	Total Equity Contributions Required	Amount Fulfilled as at 31 December 2006	Remaining Balance to be Contributed	Expected Year for Last Contribution
Fangchenggang power project	RMB966 million	RMB532 million (HK$513 million)	RMB434 million (HK$432 million)	2008
Weihai wind power project	RMB30 million	RMB14 million (HK$13 million)	RMB16 million (HK$16 million)	2008
Nanao II wind power project	RMB36 million	RMB16 million (HK$16 million)	RMB20 million (HK$20 million)	2007
Weihai II wind power project	RMB80 million	Nil	RMB80 million (HK$80 million)	2007

(C) The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

	2006 HK$M	2005 HK$M
Not later than one year	**703**	685
Later than one year and not later than five years	**2,569**	2,548
Later than five years	**9,319**	9,759
	12,591	12,992

Of the above amount, HK$9,559 million (2005: HK$9,972 million) was related to the operating leases element of the Electricity Supply Contract between CLP Power Hong Kong and CAPCO, and HK$2,854 million (2005: HK$2,827 million) was related to the twenty-year Master Hedge Agreement between TRUenergy and Ecogen. Under the latter Agreement, TRUenergy has the right to call upon electricity from the power stations at predetermined charging rates over the life of the Agreement. Other non-cancellable operating leases are for leases of various offices and equipment.

36. Related Party Transactions

Below are the more significant transactions with related parties for the year ended 31 December:

(A) Purchases of electricity and gas from jointly controlled entities and associated companies

(i) Details of electricity supply contracts relating to the electricity business in Hong Kong with jointly controlled entities are shown below:

	2006 HK$M	2005 HK$M
Purchases of electricity from CAPCO (a)	**12,114**	11,636
Purchases of nuclear electricity (b)	**5,040**	5,029
Pumped storage service fee (c)	**340**	352
	17,494	17,017

(a) Under the Electricity Supply Contract between CLP Power Hong Kong and CAPCO, CLP Power Hong Kong is obliged to purchase all of CAPCO's generating capacity. The Electricity Supply Contract provides that the price paid by CLP Power Hong Kong to CAPCO is sufficient to cover all of CAPCO's operating expenses, including fuel cost, depreciation, interest expenses and current and deferred taxes, as well as CAPCO's share of the return permitted under the SoC.

Pursuant to the requirements of HKFRS-Int 4 and HKAS 17, the electricity supply contract arrangement was assessed to contain finance leases, operating leases and service elements. The payment made to CAPCO pursuant to the contract has been allocated to the different leases and service elements according to the requirements of the standards.

(b) Under the off-take and resale contracts, CLP Power Hong Kong is obliged to purchase the Group's 25% equity share of the output from Guangdong Daya Bay Nuclear Power Station (GNPS) and an additional 45% of such output from Guangdong Nuclear Investment Company, Limited. The price paid by CLP Power Hong Kong for electricity generated by GNPS throughout the terms of the power purchase agreements is determined by a formula based on GNPS's operating costs and a calculation of profits by reference to shareholders' funds and the capacity factor for that year.

(c) Under a capacity purchase contract, Hong Kong Pumped Storage Development Company, Limited (PSDC) has the right to use 50% of the 1,200MW capacity of Phase 1 of the Guangzhou Pumped Storage Power Station. CLP Power Hong Kong has entered into a contract with PSDC to make use of this capacity. The price paid by CLP Power Hong Kong to PSDC is sufficient to cover all of PSDC's operating expenses and net return. PSDC's net return is based on a percentage of its net fixed assets in a manner analogous to the SoC, subject to a minimum return level.

36. Related Party Transactions (continued)

(A) Purchases of electricity and gas from jointly controlled entities and associated companies (continued)

(ii) Gascor Pty Ltd (Gascor) is a party to a gas supply contract in Victoria with Esso Australia Resources Pty Ltd (Esso) and BHP Billiton Petroleum (Bass Strait) Pty Ltd (BHP). The contract terms between Gascor and Esso/BHP are effectively replicated in the Master Agreement between TRUenergy and Gascor. TRUenergy purchases gas at the wholesale market price from Gascor, which in turn obtains the gas from Esso and BHP. The amount paid to Gascor in 2006 was HK$858 million (2005: HK$522 million).

Amounts due to the related parties as at 31 December 2006 are disclosed in Note 26.

(B) Rendering of services to jointly controlled entities

In accordance with the CAPCO Operating Service Agreement between CLP Power Hong Kong and CAPCO, CLP Power Hong Kong is responsible to CAPCO for the efficient and proper construction, commissioning, operation and maintenance of the electricity generating facilities of CAPCO. In return, CAPCO reimburses CLP Power Hong Kong for all costs incurred in performance of the agreement. The charges from CLP Power Hong Kong to CAPCO during the year amounted to HK$1,061 million (2005: HK$1,044 million) and a portion of the charges which is accounted for as operating expenses by CAPCO is covered under the Electricity Supply Contract referred to in (A)(i)(a) above.

Amounts due from the related parties as at 31 December 2006 are disclosed in Note 24. No provision has been made for the amounts owed by the related parties.

(C) The Company provides necessary funding to support its subsidiaries' operations. Of the total advances of HK$17,114 million (2005: HK$17,311 million) made to its subsidiaries (Note 19), HK$16,616 million (2005: HK$16,827 million) was advanced to CLP Power Asia Limited to fund investments in power projects in Australia, the Chinese mainland, Southeast Asia and Taiwan. Movements of the advance account to CLP Power Asia Limited are as follows:

	2006 HK$M	2005 HK$M
Balance as at 1 January	**16,827**	11,532
Amounts advanced	**1,018**	6,823
Amounts repaid	**(1,229)**	(1,528)
Balance as at 31 December	**16,616**	16,827

The Company also has advances from subsidiaries, which are unsecured, interest-free and have no fixed repayment terms. The total amount of advances from subsidiaries amounted to HK$186 million (2005: HK$195 million), of which HK$185 million (2005: HK$166 million) was from CLP Properties Group.

36. Related Party Transactions (continued)

(D) The loan and advances made to jointly controlled entities totalled HK$7,164 million (2005: HK$6,865 million) (Note 20). Of these, HK$6,755 million (2005: HK$6,427 million) was in the form of interest-free advances from CLP Power Hong Kong to CAPCO. Details are as follows:

	2006 HK$M	2005 HK$M
Balance as at 1 January	**6,427**	6,037
Amounts advanced	**2,128**	2,027
Amounts repaid	**(1,819)**	(1,622)
Exchange differences	**19**	(15)
Balance as at 31 December	**6,755**	6,427

As at 31 December 2006, the Group did not have any guarantees which were of a significant amount given to or received from these parties (2005: nil).

(E) Emoluments of Key Management Personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group. It comprises the Non-executive Directors and the Senior Management Group. Members of the Senior Management Group include the Executive Directors and seven senior management personnel (2005: three). The total remuneration of the key management personnel is shown below:

	2006 HK$M	2005 HK$M
Fees	**5**	4
Base compensation, allowances and benefits in kind	**34**	26
Performance bonus		
Annual incentive	**28**	24
Long-term incentive	**9**	11
Provident fund contributions	**4**	3
Ex-gratia payment[a]	**–**	2
	80	70

Note (a): Ex-gratia payment is not part of the remuneration arrangements for the Executive Directors, but may be payable, where appropriate, upon approval by the Chairman of the Human Resources & Remuneration Committee.

As at 31 December 2006, the CLP Holdings' Board was composed of sixteen Non-executive Directors and three Executive Directors. Remuneration of all Directors for the year 2006 totalled HK$37 million (2005: HK$47 million). With respect to the emoluments of the highest paid employees, the five highest paid individuals in the Group during the year included two Directors (2005: three Directors, of whom one served as Director for part of the year) and two senior management personnel (2005: two) and a former senior manager. The total remuneration of these five highest paid individuals amounted to HK$56 million (2005: HK$53 million). Further details of the remuneration of the Directors and Senior Management, on a named basis, and remuneration paid to the five highest paid individuals by bands are disclosed in sections 5, 6, 7 and 8 of the Remuneration Report on pages 122 to 125.

37. Contingent Liabilities

Under the original power purchase agreement between GPEC and its off-taker GUVNL, GUVNL was required to make a "deemed generation incentive" payment to GPEC when the plant availability was above 68.5% (70% as revised subsequently). GUVNL has been making such payments since December 1997. In September 2005, GUVNL filed a petition before the Gujarat Electricity Regulatory Commission claiming that the "deemed generation incentive" payment should not be paid for the period when the plant was using naphtha as fuel instead of gas. GUVNL's contention is based on a 1995 Government of India notification which disallowed "deemed generation incentive" for naphtha based power plants. The total amount of the claim plus interest amounts to about HK$1,275 million.

On the basis of legal advice that has been sought, the Directors are of the opinion that no provision is required to be made in the financial statements in respect of this matter.

38. Events after the Balance Sheet Date

In January 2007, TRUenergy entered into a power station swap agreement with AGL Energy Limited (AGL), subject to Australian Competition and Consumer Commission clearance and other third party consents. TRUenergy will sell its 1,280MW Torrens Island Power Station to AGL for A$417 million (approximately HK$2,564 million) in exchange for AGL's 180MW Hallett Power Station of A$117 million (approximately HK$719 million) plus cash of A$300 million (approximately HK$1,845 million). The transaction also involves electricity and wholesale gas supply and delivery arrangements in connection with the operation of these power stations. It is expected that the transaction will be completed in July 2007.

Scheme of Control Statement

CLP Power Hong Kong Limited and Castle Peak Power Company Limited

Overview

In Hong Kong, CLP Power Hong Kong Limited (CLP Power Hong Kong) operates a vertically integrated electricity generation, transmission and distribution business. The generating plants in Hong Kong are owned by Castle Peak Power Company Limited (CAPCO), which is 40% owned by CLP Power Hong Kong and 60% owned by ExxonMobil Energy Limited. CLP Power Hong Kong builds and operates CAPCO's power stations under contract and is the sole customer for CAPCO's electricity which CLP Power Hong Kong transmits and distributes to its customers in Kowloon and the New Territories. CLP Power Hong Kong owns the transmission and distribution network.

Since the financial year 1964, the electricity-related operations of CLP Power Hong Kong and CAPCO (the SoC Companies) have been governed by a Scheme of Control (SoC) Agreement with the Hong Kong Government. The SoC specifies the SoC Companies' obligations to supply adequate and reliable electricity supplies to customers at the lowest reasonable cost and the mechanism for the Government to monitor their financial affairs and operating performance. In return, CLP Power Hong Kong is allowed to charge tariffs designed to recover the operating costs (including tax) and allowed net return of the SoC Companies. The current agreement, which took effect from 1 October 1993, covers the period to 30 September 2008.

Permitted and Net Return

The permitted and net return that the SoC Companies are allowed under the SoC are calculated as follows:

- The annual permitted return is 13.5% of the SoC Companies' average net fixed assets relating to the electricity business in Hong Kong; plus a further 1.5% on the average net fixed assets financed by shareholders' investments and acquired after 30 September 1978.
- Any difference between the permitted return and the profit for SoC operations is transferred to or from a Development Fund. The Development Fund does not form part of distributable shareholders' funds and is, in effect, a liability owing to customers carried in CLP Power Hong Kong's books.
- Four charges are deducted from the permitted return. First, shareholders of the SoC Companies pay interest up to a maximum of 8% per annum on borrowed capital arranged for financing fixed assets. Second, shareholders of CLP Power Hong Kong pay a charge of 8% per annum on the sum of the average balances of the Development Fund and special provision account. This charge is credited to a Rate Reduction Reserve in CLP Power Hong Kong's books and is applied as rebates to customers. By a Supplemental Agreement which took effect from 1 October 1998, two more charges have been introduced. Third, shareholders of the SoC Companies pay an excess capacity adjustment of 13.5% on the average excess capacity expenditure less an allowed interest charge up to 8% per annum on the average excess capacity expenditure. This excess capacity adjustment will only apply to additional generating units installed after the SoC Companies' Black Point Units 7 and 8 are commissioned. Fourth, shareholders of CLP Power Hong Kong pay interest up to 8% per annum on the increase in average balance of the customers' deposits in excess of the balance as at 30 September 1998.
- The net return is the permitted return less the deductions. The rate of return on average net fixed assets of the SoC Companies for the year ended 31 December 2006 was 12.96% (2005: 12.93%).

The net return is divided between the SoC Companies in accordance with the provisions of the agreements between the SoC Companies and ExxonMobil International Holdings Inc. These provisions state that each company will receive that proportion of the total net return represented by the net return that company would receive if it were the only company under the SoC and the net return were calculated solely on the basis of its own financial statements. In the year 2006, 63% (2005: 61%) of the net return was allocated to CLP Power Hong Kong and 37% (2005: 39%) to CAPCO. If the actual profit for the SoC, when added to the amount available for transfer from the Development Fund is less than the permitted return, the share of any such deficit to be borne by CAPCO is limited to 20%.

The calculations shown below are in accordance with the SoC Agreement and the agreements between the SoC Companies:

	2006 HK$M	2005 HK$M
SoC revenue	29,091	28,836
Expenses		
Operating costs	3,328	3,106
Fuel	4,363	4,153
Purchases of nuclear electricity	5,040	5,029
Depreciation	4,117	3,746
Operating interest	718	543
Taxation	1,878	2,102
	19,444	18,679
Profit after taxation	9,647	10,157
Interest on increase in customers' deposits	35	12
Interest on long-term financing	754	769
Adjustments required under the SoC (including share of profit on sale of electricity to the Chinese mainland attributable to the SoC Companies)	(186)	(188)
Profit for SoC	10,250	10,750
Transfer from/(to) Development Fund	202	(527)
Permitted return	10,452	10,223
Deduct interest		
On increase in customers' deposits	35	12
On long-term financing as above	754	769
On Development Fund transferred to Rate Reduction Reserve	265	274
	1,054	1,055
Net return	9,398	9,168
Divisible as follows:		
CLP Power Hong Kong	5,878	5,626
CAPCO	3,520	3,542
	9,398	9,168
CLP Power Hong Kong's share of net return		
CLP Power Hong Kong	5,878	5,626
Interest in CAPCO	1,412	1,421
	7,290	7,047

Five-year Summary: CLP Group Financial & Operating Statistics

	2006	2005	2004	2003	2002
Consolidated Operating Results, HK$M					
Revenue					
Electricity business in Hong Kong (HK)	29,293	28,303	26,733	25,662	24,521
Energy business outside HK	16,143	9,973	3,722	2,257	36
Others	266	215	194	198	253
Total	45,702	38,491	30,649	28,117	24,810
Operating profit	12,167	11,586	10,931	9,484	8,524
Earnings					
Electricity business in HK	7,290	7,047	6,788	6,281	5,814
Energy business outside HK/other electricity related businesses	3,017	2,391	1,786	1,662	1,020
Unallocated net finance costs	(283)	(151)	(61)	(63)	(54)
Unallocated Group expenses	(168)	(138)	(157)	(371)	(200)
Total operating earnings	9,856	9,149	8,356	7,509	6,580
Hok Un redevelopment profit/property disposal gain	44	267	373	240	546
Tax consolidation benefit from Australia	–	2,004	–	–	–
Total	9,900	11,420	8,729	7,749	7,126
Ordinary dividends	5,756	5,467	5,009	4,527	3,974
Special dividends	48	265	361	241	554
Total dividends	5,804	5,732	5,370	4,768	4,528
Capital expenditure					
Owned assets	5,907	5,558	5,809	5,592	4,935
Leased assets	3,306	3,226	642	808	671
Depreciation & amortisation					
Owned assets	3,015	2,645	2,287	2,204	1,749
Leased assets	1,953	1,714	1,519	1,469	1,442
Consolidated Balance Sheet, HK$M					
SoC fixed assets	47,516	45,099	42,415	39,258	36,273
Other fixed assets	38,137	36,643	32,334	32,830	22,181
	85,653	81,742	74,749	72,088	58,454
Goodwill and other intangible assets	7,326	6,930	(1,022)	(1,017)	–
Interests in jointly controlled entities	19,173	16,719	15,115	14,746	18,928
Interests in associated companies	8	1,798	1,820	1,761	1,575
Other non-current assets	6,615	6,109	4,101	3,991	1,425
Current assets	12,316	10,825	6,768	5,825	2,510
Total assets	131,091	124,123	101,531	97,394	82,892
Shareholders' funds	55,838	50,629	44,643	40,573	37,090
Minority interest	78	111	–	393	–
	55,916	50,740	44,643	40,966	37,090
Current liabilities	10,781	10,912	7,738	7,810	6,598
Bank loans and other borrowings	30,278	29,391	18,774	18,697	9,297
Obligations under finance leases	22,810	21,497	20,069	21,038	21,777
SoC reserve accounts	3,346	4,174	3,720	3,607	4,500
Other non-current liabilities	7,960	7,409	6,587	5,276	3,630
Total liabilities	75,175	73,383	56,888	56,428	45,802
Equity and total liabilities	131,091	124,123	101,531	97,394	82,892


Revenue
HK$M
50,000
40,000
30,000
20,000
10,000
0
02
03
04
05
06
Others
Energy business outside HK
Electricity business in HK


Earnings
HK$M
12,000
10,000
8,000
6,000
4,000
2,000
0
02
03
04
05
06
Total earnings
Electricity business in HK
Operating earnings
Energy business outside HK


Shareholders' Funds
HK$M
60,000
50,000
40,000
30,000
20,000
10,000
0
HK$
28
24
20
16
12
8
4
0
02
03
04
05
06
Shareholders' funds
Shareholders' funds per share

	2006	2005	2004	2003	2002
Per Share Data, HK$					
Shareholders' funds per share	**23.19**	21.02	18.54	16.85	15.40
Earnings per share					
Operating	**4.09**	3.80	3.47	3.12	2.73
Total	**4.11**	4.74	3.62	3.22	2.96
Dividends per share					
Ordinary	**2.39**	2.27	2.08	1.88	1.65
Special	**0.02**	0.11	0.15	0.10	0.23
Total	**2.41**	2.38	2.23	1.98	1.88
Share closing price					
Highest	**57.90**	46.25	45.30	37.70	33.00
Lowest	**43.15**	42.80	36.50	31.30	29.50
As at year-end	**57.50**	45.00	44.70	37.00	31.40
Ratios					
Return on equity, %					
Operating earnings	**18.5**	19.2	19.6	19.3	18.2
Total earnings	**18.6**	24.0	20.5	20.0	19.7
Total debt to total capital, %	**35.1**	36.7	29.6	31.3	20.0
Interest cover, times	**7**	8	11	12	24
Dividend payout, %					
Ordinary	**58.4**	59.8	59.9	60.3	60.4
Total	**58.6**	50.2	61.5	61.5	63.5
Other Information					
Shareholders	**20,351**	22,140	21,989	22,107	21,829
Shares in issue (million)	**2,408.25**	2,408.25	2,408.25	2,408.25	2,408.25
Employees					
SoC	**3,866**	3,862	3,873	3,915	3,865
Non-SoC	**2,221**	2,197	760	790	438
	6,087	6,059	4,633	4,705	4,303
Group generating capacity (owned/operated/under construction)*, MW					
– by region					
Hong Kong	**6,908**	6,908	6,908	6,908	6,908
Australia	**4,213**	3,775	1,480	1,362	1,067
Chinese mainland**	**4,124**	4,080	3,163	3,163	3,163
India	**655**	655	655	655	524
Southeast Asia & Taiwan	**992**	2,015	1,953	1,786	1,084
	16,892	17,433	14,159	13,874	12,746
– by status					
Operational	**15,381**	15,279	12,643	11,752	11,164
Construction	**1,511**	2,154	1,516	2,122	1,582
	16,892	17,433	14,159	13,874	12,746

* Group generating capacity (in MW) is incorporated on the following basis: a) CAPCO on 100% capacity as stations operated by CLP Power Hong Kong; b) PSDC and Ecogen on 100% as having right to use; and c) other stations on the proportion of the Group's equity interests.

** Including our interests in Datang Shuangliao wind farm and Guohua Rongcheng wind farm in the Chinese mainland held through Roaring 40s.

Note: Figures for 2002 to 2005 have been restated following the adoption of HKFRS-Int 4 and also to align with current year presentation.

Further comprehensive historical data can be found in the Ten-year Summary on our website.

Five-year Summary: Scheme of Control Financial & Operating Statistics

CLP Power Hong Kong Limited and Castle Peak Power Company Limited

	2006	2005	2004	2003	2002
SoC Financial Statistics, HK$M					
Combined Profit & Loss Statement					
Profit for SoC	10,250	10,750	10,066	9,889	10,307
Transfer from/(to) Development Fund	202	(527)	(219)	(572)	(1,420)
Permitted return	10,452	10,223	9,847	9,317	8,887
Less: Interest on					
Increase in customers' deposits	35	12	–	–	1
Long-term financing	754	769	679	679	818
Development Fund and Special provision account	265	274	253	287	319
Net return	9,398	9,168	8,915	8,351	7,749
Combined Balance Sheet					
Net assets employed					
Fixed assets	73,156	71,890	69,882	66,711	63,115
Non-current assets	934	808	298	298	–
Current assets	3,402	3,040	2,382	1,650	1,650
	77,492	75,738	72,562	68,659	64,765
Less: current liabilities	10,257	12,723	9,740	9,557	10,823
Net assets	67,235	63,015	62,822	59,102	53,942
Exchange fluctuation account	5	(63)	(34)	(46)	38
	67,240	62,952	62,788	59,056	53,980
Represented by					
Shareholders' funds	38,842	36,569	35,689	33,568	28,906
Long-term loans and other borrowings	16,161	13,720	15,084	13,893	13,916
Deferred liabilities	9,305	8,978	8,844	8,459	7,116
Special provision account	–	–	–	176	670
Development Fund	2,932	3,685	3,171	2,960	3,372
	67,240	62,952	62,788	59,056	53,980
Other SoC Information					
Total electricity sales	29,004	28,750	26,661	25,677	25,770
Capital expenditure	5,673	6,005	6,961	7,273	5,861
Depreciation	4,117	3,746	3,452	3,439	3,164
SoC Operating Statistics					
Customers and Sales					
Number of Customers (thousand)	2,236	2,205	2,160	2,118	2,056
Sales analysis, millions of kWh					
Commercial	11,957	11,428	11,086	10,698	10,661
Manufacturing	2,653	2,734	2,833	2,856	3,085
Residential	7,469	7,525	7,149	7,180	6,930
Infrastructure and Public Services	7,482	7,695	7,564	7,301	7,036
Local	29,561	29,382	28,632	28,035	27,712
Export	4,528	4,497	3,087	3,008	2,175
Total Electricity Sales	34,089	33,879	31,719	31,043	29,887
Annual increase, %	0.6	6.8	2.2	3.9	4.8
Local consumption, kWh per person	5,162	5,161	5,140	5,072	5,066
Local sales, HK¢ per kWh (average)					
Basic tariff	88.0	88.2	88.1	88.4	88.5
Fuel clause charge/(rebate)	2.0	0.2	(0.3)	1.9	1.9
SoC rebate	(1.1)	(1.1)	(0.6)	(0.6)	(0.6)
Special rebate	(1.8)	–	–	(2.2)	(2.2)
Total	87.1	87.3	87.2[1]	87.5[1]	87.6[1]
Annual basic tariff increase, %	(0.2)	0.1	(0.3)	(0.1)	(0.1)
Annual total tariff increase, %	(0.2)	0.1	(0.3)	(0.1)	(0.5)

	2006	2005	2004	2003	2002
Generation (Including Affiliated Generating Companies)					
Installed capacity, MW	**8,888**	8,576	8,263	8,263	8,263
System maximum demand					
Local, MW	**6,435**	6,475	6,329	5,874	5,829
Annual increase, %	**(0.6)**	2.3	7.7	0.8	(0.3)
Local and the Chinese mainland, MW	**8,318**	7,817	7,862	7,646	6,897
Annual increase, %	**6.4**	(0.6)	2.8	10.9	(2.3)
System load factor, %	**50.9**	53.8	50.2	50.8	54.2
Generation by CAPCO stations, millions of kWh	**26,408**	26,247	25,109	23,690	22,531
Sent out, millions of kWh –					
From own generation	**25,024**	24,887	23,809	22,332	21,408
Net transfer from/(to)					
Hongkong Electric	**–**	(1)	–	(1)	–
Landfill gas generation	**5**	4	1	1	1
GNPS/GPSPS	**10,256**	10,212	9,165	9,968	9,784
Total	**35,285**	35,102	32,975	32,300	31,193
Fuel consumed, terajoules –					
Oil	**1,116**	1,202	2,024	1,671	1,358
Coal	**148,830**	144,938	133,403[2]	153,450[2]	100,645
Gas	**85,462**	85,733	85,777	59,367	92,912
Total	**235,408**	231,873	221,204	214,488	194,915
Cost of fuel, HK$ per gigajoule – Overall	**18.42**	17.87	15.73	13.56	16.77
Thermal efficiency, % based on units sent out	**38.3**	38.6	38.8[2]	37.5[2]	39.5
Plant availability, %	**89.9**	89.5	88.4	90.7	88.2
Transmission and Distribution					
Network, circuit kilometres					
400kV	**554**	554	554	538	534
132kV	**1,255**	1,167	1,137	1,079	1,019
66kV & 33kV	**171**	274	301	414	445
11kV	**10,978**	10,328	9,963	9,614	9,229
Transformers, MVA	**55,769**	55,953	54,611	53,684	52,863
Substations –					
Primary	**208**	210	202	196	195
Secondary	**12,623**	12,434	12,215	11,861	11,539
Employees and Productivity					
No. of SoC employees	**3,866**	3,862	3,873	3,915	3,865
Productivity, thousands of kWh per employee	**7,650**	7,597	7,353	7,207	7,385

Notes:

1 The effective total tariff, including the one-off rebates in 2002, 2003 and 2004 is HK¢86.0 per unit, HK¢82.6 per unit and HK¢85.5 per unit respectively.

2 Figures restated to exclude coal stock adjustments.

Further comprehensive historical data can be found in the Ten-year Summary on our website.


Electricity Sales by Sector
millions of kWh
40,000
30,000
20,000
10,000
0
02
03
04
05
06
Export
Manufacturing
Infrastructure and Public Services
Commercial
Residential


Installed Capacity
MW
10,000
8,000
6,000
4,000
2,000
0
02
03
04
05
06
GNPJVC
PSDC
CAPCO


SoC Net Fixed Assets
HK$M
80,000
60,000
40,000
20,000
0
02
03
04
05
06
CAPCO
CLP Power Hong Kong

How can you contact us?

Annual Report

Printed in English and Chinese languages, available on our website at www.clpgroup.com on 14 March 2007 and posted to Shareholders on 30 March 2007.

Those Shareholders who (a) received our Annual Report 2006 electronically and would like to receive a printed copy or vice versa; or (b) received our Annual Report 2006 in either English or Chinese language only and would like to receive a printed copy of the other language version or to receive printed copies of both language versions in the future, are requested to write to the Company Secretary or the Company's Registrars.

Shareholders may at any time change their choice of the language or means of receipt of the Company's corporate communications free of charge by notice in writing to the Company Secretary or the Company's Registrars.

Information for American Depositary Receipts Holders

The Company will file an annual report in Form 20-F with the United States Securities and Exchange Commission before 30 June 2007. The Group's financial statements are prepared in accordance with Hong Kong Financial Reporting Standards (HKFRSs). HKFRSs differ in certain respects from United States Generally Accepted Accounting Principles. The Form 20-F will contain a summary of those differences which have an effect on the consolidated profit or shareholders' funds of the Group.

Register of Shareholders

To be closed from 16 to 24 April 2007, both days inclusive.

Annual General Meeting (AGM)

To be held on 24 April 2007. Details of the AGM including shareholders' right to demand a poll are set out in the Notice of Annual General Meeting sent to Shareholders together with a proxy form on 30 March 2007.

Company's Registrars

Computershare Hong Kong Investor Services Limited

Address:	46/F., Hopewell Centre, 183 Queen's Road East, Hong Kong
Telephone:	(852)2862 8628
Facsimile:	(852)2865 0990
E-mail:	hkinfo@computershare.com.hk

Share Listing

CLP Holdings shares are listed on the Stock Exchange of Hong Kong and are traded over the counter in the United States in the form of American Depositary Receipts.

Our Stock Code

The Stock Exchange of Hong Kong:	002
Bloomberg:	2 HK
Reuters:	0002.HK
Ticker Symbol for ADR Code:	CLPHY
CUSIP Reference Number:	18946Q101



April Chan
Company Secretary

Address:	**147 Argyle Street, Kowloon, Hong Kong**	
Telephone:	**(852) 2678 8228** *(Shareholders' hotline)*	**(852) 2678 8322** *(Investor Relations Manager)*
Facsimile:	**(852) 2678 8390** *(Company Secretary)*	**(852) 2678 8530** *(Investor Relations Manager)*
E-mail:	**cosec@clp.com.hk** *(Company Secretary)*	**IR_Dept@clp.com.hk** *(Investor Relations Manager)*



Angela Chang
Investor Relations Manager

CLP welcomes your views...



Section A – Feedback on 2006 Annual Report

The Annual Report is a key document in the communication between us and our shareholders and other stakeholders.

1. To enhance the quality of our annual reporting, please let us have your views, by circling the appropriate number below.

	Easy to understand? strongly disagree			Easy to understand? strongly agree	Did this provide helpful information? strongly disagree			Did this provide helpful information? strongly agree
How are we performing?								
2 Chairman's Statement	1	2	3	4	1	2	3	4
7 CEO's Review	1	2	3	4	1	2	3	4
16 Financial Review	1	2	3	4	1	2	3	4
32 Business Performance and Outlook	1	2	3	4	1	2	3	4
63 Risk Management	1	2	3	4	1	2	3	4
How do we engage our Stakeholders?								
71 CLP and our Shareholders	1	2	3	4	1	2	3	4
80 CLP and our Lenders	1	2	3	4	1	2	3	4
83 CLP and our Customers	1	2	3	4	1	2	3	4
90 CLP and our Employees	1	2	3	4	1	2	3	4
95 CLP and our Suppliers	1	2	3	4	1	2	3	4
How do we govern our Company?								
103 Corporate Governance Report	1	2	3	4	1	2	3	4
119 Remuneration Report	1	2	3	4	1	2	3	4
What is in our Accounts?								
134 Financial Section	1	2	3	4	1	2	3	4
Questions and Answers with CLP Management	1	2	3	4	1	2	3	4

2. Your overall rating of this Annual Report is:
(Please " ✔ " appropriate box)

Poor ☐ Fair ☐ Good ☐ Very Good ☐ Excellent ☐

.../cont'd

3. Was there any additional information you expected to receive in the Annual Report? Please specify.

4. Do you have any question to be addressed in next year's Annual Report or answered on the "Frequently Asked Questions" section of the Company's website? If so, please ask.

5. Any other comments/suggestions?

Section B – Request for Additional Information

Our Annual Report identifies those areas where additional information, beyond that set out in the Report itself, is available through our website (www.clpgroup.com) or in other printed publications.

You can get hard copies of that web information (if you do not have ready access to the Internet) and/or printed copies of our other publications by indicating as appropriate below:

Name of Shareholder(s) ______

Address ______

(Please " ✔ " appropriate box)

☐ Web Information Required (Please specify which) ______

☐ 2006 Social and Environmental Report

☐ CLP Code on Corporate Governance (2007 update)

☐ CLP Value Framework – From Vision to Reality

Please send your feedback to CLP Holdings Limited by the enclosed prepaid envelope;
fax: (852) 2678 8390; or
e-mail: cosec@clp.com.hk

How can you help us to help the Community?

Each year CLP offers to donate HK$50 to charity for each shareholder who elects to receive corporate communications electronically in future. In 2006, 409 shareholders responded to this offer, which aims to encourage increased use of this environmentally friendly method.



自閉症人士福利促進會
CLP 中電
自閉症人士福利促進會
The Society For The Welfare Of The Autistic Persons
One Hundred Twenty Four Thousand
Three Hundred and Fifty Dollars Only
HK$124,350
CLP Holdings Limited



Who did you help last year?

In 2006 CLP donated HK$120,450 (which included HK$100,000 as an expression of appreciation to those shareholders who had already chosen electronic communication) to the Society for the Welfare of the Autistic Persons. To thank those stakeholders who provided feedback on our Social and Environmental Report, CLP also donated HK$50 for every feedback we received, amounting to HK$3,900, making a total donation of HK$124,350. SER

The Society for the Welfare of the Autistic Persons is an association founded by the parents of autistic children in Hong Kong for mutual support and for improving the daily lives of autistic people. CLP's donation has been used to buy sensory integration equipment for autistic children.

This equipment is now being used by occupational therapists and/or physical therapists to assist autistic children in organising the central nervous system, inhibiting and/or modulating sensory information and processing a more organised response to sensory stimuli.

We thank all our shareholders and stakeholders who have made this possible.

Who can you help this year?

This year we have decided to help another 'CLP' in Hong Kong – the Hong Kong Association for Cleft Lip and Palate. This is a self-help organisation which provides assistance to the affected children in both physical and psychological aspects, through mutual support and experience-sharing among their parents.

We will donate HK$50 to the Hong Kong Association for Cleft Lip and Palate for each shareholder who elects for electronic communication instead of his or her previous choice of printed form. This will be in addition to a donation of HK$110,000 on behalf of those shareholders who have already opted for electronic communication.

The donation will be applied in the Association's "One nasal splint for each member" project. The objective of this project is to supply 600 affected children and adults with nasal splints which help to maintain the shape of their noses.

Shareholders wishing to make a new election for electronic communication can do so by returning to us the notification form which accompanies this Annual Report, in the provided prepaid reply envelope or by e-mail to cosec@clp.com.hk on or before 30 June 2007.

We look forward to your support.



CLP Holdings Limited

147 Argyle Street
Kowloon, Hong Kong
Tel: (852) 2678 8111
Fax: (852) 2760 4448
www.clpgroup.com

Stock Code: 002

END